2022 ANNUAL REPORT

| Chairman's Letter
| Notice of 2023 Annual Meeting
| Proxy Statement
| Form 10-K

Cummins Inc.

FINANCIAL SUMMARY

SELECTED FINANCIAL HIGHLIGHTS

$ in millions, except per share data	2022*	2021	Change
Net sales	$ 28,074	$ 24,021	17%
Gross margin	6,719	5,695	18%
Equity, royalty and interest income from investees	349	506	(31%)
Earnings before interest, taxes, depreciation and amortization (EBITDA)**	3,799	3,521	8%
Net income attributable to Cummins Inc.	2,151	2,131	1%
Net earnings per share attributable to Cummins Inc.:			
Basic	15.20	14.74	3%
Diluted	15.12	14.61	3%
Cash dividends declared per share	6.04	5.60	8%

BALANCE SHEET DATA

	2022*	2021
Cash and cash equivalents	$ 2,101	$ 2,592
Working capital	3,030	5,225
Property, plant and equipment, net	5,521	4,422
Total assets	30,299	23,710
Long-term debt	4,498	3,579
Total equity	9,967	9,035

OTHER DATA

	2022*	2021
Cash flow from operating activities	$ 1,962	$ 2,256
Capital expenditures	916	734
Depreciation and amortization (income statement)	781	659
EBITDA margin (%)**	13.5%	14.7%
Return on Invested Capital ***	15%	16%

NET SALES ($ in billions)


2022
$28.1
2021
$24.0
2020
$19.8
2019
$23.6
2018
$23.8

DILUTED EARNINGS PER SHARE ($)


2022
$15.12
2021
$14.61
2020
$12.01
2019
$14.48
2018
$13.15

EQUITY, ROYALTY AND INTEREST INCOME FROM INVESTEES ($ in millions)


2022
$349
2021
$506
2020
$452
2019
$330
2018
$394

EBITDA MARGIN (%)**


2022
13.5%
2021
14.7%
2020
15.7%
2019
15.3%
2018
14.6%

CASH FLOW FROM OPERATING ACTIVITIES ($ in millions)


2022
$1,962
2021
$2,256
2020
$2,722
2019
$3,181
2018
$2,378

RETURN ON INVESTED CAPITAL (%)***


2022
15%
2021
16%
2020
15%
2019
20%
2018
20%

* All 2022 data includes the net contribution from the Meritor acquisition, including acquisition and integration costs and purchase accounting impacts. It also includes all costs related to the indefinite suspension of operations in Russia, as well as all costs related to the separation of the Filtration business.

** EBITDA is a non-GAAP measure defined as earnings before interest expense, income taxes, depreciation and amortization and noncontrolling interests.

*** The return on invested capital is a non-GAAP Measure — invested capital excludes noncontrolling interests, defined benefit postretirement plans and special items.

Letter from our Chairman

To Cummins Shareholders:

After 10 years writing to you as Cummins' Chairman and Chief Executive Officer, I am pleased to pen this one in my new capacity as Executive Chairman of Cummins. I trust you all saw the exciting news that in July 2022, we announced the appointment of Jennifer Rumsey to Chief Executive Officer and my transition to Executive Chairman. In her letter to you, Jennifer discusses the plans and opportunities she envisions to strengthen our enterprise, grow our business and reinforce our commitment to being a responsible global citizen.

When I took on the role of CEO a decade ago, I felt a solemn duty to build on the achievements and legacy of the great leaders who preceded me and to leave the company stronger than I found it: stronger financially, stronger in the eyes of customers and stronger strategically. I believe that the company is stronger in all those ways today and is positioned for success in a decarbonized world. I feel immense pride and gratitude for having the opportunity to be part of this great company's success.

One of my greatest sources of optimism about our future is the strength of our leadership team. With Jennifer at the helm, the capability, expertise and diversity of our leadership team is unmatched. Jennifer is a once-in-a generation talent and the right leader for Cummins at this important time in our history. She uniquely understands our customers and business, having worked across many different parts of our company, and in every role, consistently delivering results. Most importantly, she is a principled leader who cares deeply about our stakeholders and lives Cummins' values. We share a common vision for Cummins, and I am confident that Jennifer will lead Cummins into an even more prosperous future.

Jennifer is also just one example of the careful succession planning our Board undertakes to ensure continuity of leadership, and there are noteworthy messages embedded in her succession to CEO that I would like to share.

First is that talent, energy and dedication are recognized at Cummins and are rewarded with increased responsibility. Second, we are a continuous learning organization committed to providing the mentorship and training for our people to advance their careers and achieve their full potential. Third, we embrace diversity, equity and inclusion, and upward mobility is not constrained by gender or race. We are proud that Cummins is now one of 34 companies in the S&P 500 being led by a woman CEO, and I hope to see more companies added to that list soon. And fourth, there is value to refreshing leadership. Innovative ideas and fresh perspectives are necessary to navigate an already complex world.

Above all, we are committed to doing our part to address climate change, ensuring that our planet is still livable for our children and grandchildren. We have a long, and successful, history of embracing environmental challenges and leveraging them as an opportunity to innovate and drive growth in our business. Over the last 20 years, we have reduced emissions from our products by more than 90%. During that same period, our company has grown from $6.3 billion to $28.1 billion in revenue and significantly expanded our global presence.

Our Board of Directors and our management team are aligned on investing in the future of decarbonization and seizing the growth opportunity it presents for Cummins. In her letter, Jennifer covers in detail our initiatives and progress toward decarbonization. We are confident in our ability to play a leading role in bringing lower-carbon technologies to the commercial and industrial markets globally while generating strong returns due to the unique capabilities we have built over many years.

Cummins has a long legacy of delivering on our commitments. Our more than 73,600 dedicated employees around the world will enable our continued success through forward thinking, adaptability and focus.

I am grateful for the support of our shareholders, and I urge you to read this proxy statement and cast your vote. Your voice is important to us.

Sincerely,

Tom Linebarger

Executive Chairman
Chairman of the Board
Cummins Inc.



Letter from our President and Chief Executive Officer

To Cummins Shareholders:

Last year was an incredibly exciting one for Cummins and our stakeholders. I feel deeply honored to have been named our newest, and just the seventh, Chief Executive Officer of Cummins. My life and leadership have prepared me for this role at this critical period for Cummins and our planet. A focus on purpose, people and impact has shaped my career and will influence how I lead. With these guiding principles, I believe this moment of truth for our planet and society is Cummins' time to shine.

I am grateful to my long-time mentor, Tom Linebarger, for his continuing guidance as Executive Chairman. Tom has been an extraordinary leader for Cummins and a true partner and coach to me. Over Tom's ten-year tenure as CEO, our revenues have grown about 50% with a total return to shareholders of around 200%. Our financial strength, market position and key capabilities position us well to execute our Destination Zero strategy and achieve our goal of reaching net-zero emissions by 2050 while growing our business and delivering strong returns to our investors. Our leadership and Board of Directors share a common vision for the role our company plays in powering a more prosperous world.

Cummins powers some of the world's most demanding and economically vital applications. Responding to the critical needs of our customers and addressing climate change requires innovation and focus across our entire business. We are advancing technology and reducing greenhouse gas emissions from engine-based and new power solutions while helping our customers choose the solution that is right for their application and optimize how they use our products.

Our business and environmental strategies are aligned to capture the growth opportunity that decarbonization presents for Cummins. In 2022, we articulated our strategy to drive growth across our business as a part of this decarbonization journey and have projected that by 2030 this work will generate revenues of $33-$35 billion in our base business, between $6-$13 billion in our New Power business, and $41-$46 billion in total for Cummins. Based on our 2030 targets, we expect to generate more than $30 billion in cash from operations and are committed to our long-term goal of returning 50% of that to shareholders over that time period. We are excited about the growth trajectory of the company and are focused on driving improved profitability throughout our business. Although there will certainly be risks through this energy transition, we have a proven track record of outsized growth in the segments we serve while delivering strong returns to shareholders.

While the biggest impact and opportunity we have is through our products, we are working to address climate change across all aspects of Cummins – improving our operations, developing new products, working closely with our customers and suppliers, and having a net positive impact on every community in which we do business. Connecting people to this powerful purpose is one of my key responsibilities as CEO. In order to strengthen the connection to our purpose, and reconnect employees with one another and our unique culture post-pandemic, Cummins leaders around the world held 415 interactive sessions that reached more than 37,000 employees in the first quarter of 2023 alone. The feedback we received was overwhelmingly positive; 89% rated their trust and confidence in the direction of the company as very high and expressed excitement about the future and strategy of Cummins. This focus on our people and keeping them at the center of all we do also extends to our customers and suppliers, communities, and of course, our shareholders.

In 2022, we made great progress in executing our Destination Zero strategy. To highlight just a few, we:

- Completed the acquisition of **Meritor,** which will accelerate the development of economically viable decarbonized powertrain solutions. Meritor also delivers complementary synergies to our core business by expanding our product offerings, sales and service network and customer relationships.
- Finalized the acquisition of **Jacobs Vehicle Systems** to advance the engine braking and cylinder deactivation necessary to meet current and future emissions regulations, especially for medium and heavy-duty engines.
- Launched our **industry-first fuel-agnostic powertrain** platforms that help customers decarbonize today and make it easier to adopt alternative fuel types by featuring a series of engine versions that are derived from a common base engine, which means they have a high degree of parts commonality.
- Unveiled our **fourth-generation hydrogen fuel-cell engine**, demonstrating the commercial viability of hydrogen as a solution for customers to decarbonize their profile.
- Shared that **Cummins, Chevron, and Walmart** are working together to integrate Cummins X15N natural gas engine, powered by renewable natural gas, into Walmart's heavy-duty truck fleet. Also announced collaborations with **Daimler Truck North America** and **Scania** to deliver fuel cell electric powertrains for heavy-duty truck applications.
- Signed a memorandum of understanding with **Tata Motors** to collaborate on the design and development of low- and zero-emission power technologies for commercial vehicles in India, including the production of the B6.7 hydrogen internal combustion engine, part of the new fuel-agnostic platform.
- Invested in Germany-based **VoltStorage** to innovate new solutions for energy storage systems that are crucial to the conversion of conventional electric power to 100% renewable energy.
- Closed **on Siemen's Commercial Vehicles** business, which provides critical components for the next generation of electric powertrains.

- Drove the commercialization of green hydrogen forward with the **first U.S. electrolyzer manufacturing facility** at our Fridley, Minnesota plant. Electrolysis is a leading hydrogen production pathway to zero greenhouse emissions, and Cummins now has electrolyzer manufacturing capabilities in the U.S., Belgium, Canada with two new factories in Spain and China underway.
- Continued to reduce our own carbon footprint with our second largest **solar farm at our Rocky Mountain Engine Plant in North Carolina**. To date, we have completed 51 solar array installations at locations around the world from North America to Australia.

This list reflects the significant investments we have made to position Cummins to meet our evolving customer needs. We did this while navigating numerous supply chain and operational challenges and delivering record revenue of $28.1 billion; earnings per share of $15.12; net income of $2.2 billion; and EBITDA of $3.8 billion* in 2022 – a testament to the capability and dedication of our employees.

People are at the center of our success, and it is our more than 73,600 employees who power innovation across Cummins. I share Tom's commitment to forward thinking in how we continue to attract, build and retain the best talent. We do that through two distinct ways: investing in leadership and development opportunities and creating environments where we harness the diverse perspectives of employees to solve complex challenges. These are key elements of our strategy and a competitive advantage that contribute to our continued success and growth.

Embedding Diversity, Equity and Inclusion (DE&I) into the fabric of our company starts at the top, and as CEO, I want to reinforce that this work is critical to our success as a business and deeply personal to me. While there is more to be done, the diversity of our Cummins Leadership Team – my direct team members – has increased in several areas. Nearly half of the Cummins Leadership Team are women, and 40% are people of color, which includes Black and Asian representation. In addition, three of the five Cummins business segments are led by women. We cover more specifics on our representation aspirational goals and progress in the Compensation Discussion and Analysis section of this proxy.

The health of our communities affects the health of our people and business. Since Cummins' inception in 1919, we have worked across a wide variety of community initiatives, finding opportunities that leverage the unique skills of our colleagues worldwide. In 2022, more than 70% of our employees volunteered in their communities, contributing **292,188 hours** of their time and energy. Employee-led engagement is complemented by our focused effort on three global strategic priorities.

- **Advocating for equitable educational systems and high-quality learning environments.** High quality education leads to strong social and economic outcomes for students, a skilled workforce for employers and vibrant, prosperous Cummins communities. Among many Cummins education initiatives is Cummins TEC: Technical Education for Communities, a global strategic program to build technical vocational skills through school-based, industry-supported skills training leading to living wage jobs.
- **Increasing opportunity and equity**. Cummins has a deep commitment to removing barriers for those who have historically been denied access to opportunity, including racial and ethnic minorities, women, people with disabilities, economically disadvantaged, immigrants and refugees, and the LGBTQ community. Cummins Powers Women is our commitment to creating large-scale change in the lives of women and girls globally. CARE: Cummins Advocating for Racial Equity unites Cummins employees and our communities around dismantling institutional racism and creating systemic equity in the U.S.
- **Creating net positive impact and near zero local environmental footprint.** Cummins will make a net positive environmental impact in our communities through volunteerism and partnerships, which means that our positive impact will be greater than our local environmental footprint. Among many programs to achieve Cummins' environmental goals, Cummins Water Works is a global strategic program to strengthen communities through sustainable water and to address the global water crisis.

As we move forward into 2023 and beyond, we will leverage our expertise to develop more sustainable solutions that support our customers' success, positively impact our communities and protect our planet for future generations. We will also realize continued growth and strong returns by executing our strategy and delivering results for all of our stakeholders. This is an incredible opportunity and responsibility, and there is no company better positioned to make a lasting impact.

Sincerely,

Jennifer Rumsey

President and Chief Executive Officer
Cummins Inc.



* See Annex A for reconciliation of GAAP to non-GAAP measures referenced in this section.

500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of the Shareholders of Cummins Inc. will be held virtually on Tuesday, May 9, 2023, at 11:00 a.m. Eastern Time, for the following purposes:

1. to elect the twelve nominees named in the attached proxy statement as directors for the ensuing year;
2. to consider an advisory vote on the compensation of our named executive officers;
3. to consider an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers;
4. to ratify the appointment of PricewaterhouseCoopers LLP as our auditors for 2023;
5. to approve the Cummins Inc. Employee Stock Purchase Plan, as amended;
6. to consider a proposal from a shareholder regarding an independent chairman of the board;
7. to consider a proposal on behalf of three shareholders regarding linking executive compensation to achieving 1.5°C emissions reductions; and
8. to transact any other business that may properly come before the meeting or any adjournment thereof.

The Annual Meeting of Shareholders will be held in a virtual meeting format only. You will not be able to attend the Annual Meeting physically. We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

Only shareholders of our Common Stock of record at the close of business on March 7, 2023, are entitled to notice of, and to vote at, the meeting.

If you do not expect to be present virtually at the meeting, you are urged to vote your shares by telephone, via the Internet, or by completing, signing and dating the enclosed proxy card and returning it promptly in the envelope provided.

You may revoke your proxy card at any time before the meeting. Except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans, any shareholders entitled to vote at the annual meeting who attend the meeting will be entitled to cast their votes electronically during the meeting.

SHARON R. BARNER,
Secretary

March 27, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 9, 2023:
the Annual Report and Proxy Statement are available at www.proxyvote.com

9

DATE
May 9, 2023

TIME
11:00 a.m. Eastern Time

7

RECORD DATE
March 7, 2023

VOTING

BY THE INTERNET
Visit the website noted on your proxy card to vote online

BY TELEPHONE
Use the toll-free telephone number on your proxy card to vote by telephone

BY MAIL
Sign, date, and return your proxy card in the enclosed envelope to vote by mail.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Information provided in this proxy statement that is not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our forecasts, guidance, preliminary results, expectations, hopes, beliefs and intentions on strategies regarding the future. These forward-looking statements include, without limitation, statements relating to our plans and expectations for our revenues and EBITDA. Our actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to: any adverse results of our internal review into our emissions certification process and compliance with emission standards; increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world; changes in international, national and regional trade laws, regulations and policies; changes in taxation; global legal and ethical compliance costs and risks; evolving environmental and climate change legislation and regulatory initiatives; future bans or limitations on the use of diesel-powered products; failure to successfully integrate and / or failure to fully realize all of the anticipated benefits of the acquisition of Meritor, Inc.; raw material, transportation and labor price fluctuations and supply shortages; any adverse effects of the conflict between Russia and Ukraine and the global response (including government bans or restrictions on doing business in Russia); aligning our capacity and production with our demand; the actions of, and income from, joint ventures and other investees that we do not directly control; large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress, or change in control; product recalls; variability in material and commodity costs; the development of new technologies that reduce demand for our current products and services; lower than expected acceptance of new or existing products or services; product liability claims; our sales mix of products; failure to complete, adverse results from or failure to realize the expected benefits of the separation of our filtration business; our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures and related uncertainties of entering such transactions; increasing interest rates; challenging markets for talent and ability to attract, develop and retain key personnel; climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas (GHG) regulations or other legislation designed to address climate change; exposure to potential security breaches or other disruptions to our information technology environment and data security; political, economic and other risks from operations in numerous countries including political, economic and social uncertainty and the evolving globalization of our business; competitor activity; increasing competition, including increased global competition among our customers in emerging markets; failure to meet environmental, social and governance (ESG) expectations or standards, or achieve our ESG goals; labor relations or work stoppages; foreign currency exchange rate changes; the performance of our pension plan assets and volatility of discount rates; the price and availability of energy; continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and other risks detailed from time to time in our SEC filings, including particularly in the Risk Factors section of our 2022 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this proxy statement and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. More detailed information about factors that may affect our performance may be found in our filings with the SEC, which are available at http://www.sec.gov or at http://www.cummins.com in the Investor Relations section of our website.

Website references and links to websites included in this proxy statement are provided solely for convenience purposes. Content on the websites, including content on our company website, is not, and shall not be deemed to be, part of this proxy statement or incorporated by reference herein.

TABLE OF CONTENTS

PROXY STATEMENT FOR 2023 ANNUAL SHAREHOLDERS MEETING

Generally

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at our 2023 Annual Meeting of Shareholders to be held on Tuesday, May 9, 2023, and at any adjournment thereof, which we refer to as our "Annual Meeting." This proxy statement, together with the enclosed proxy card, is first being made available to our shareholders on or about March 27, 2023.

Holders of our Common Stock of record at the close of business on March 7, 2023 are entitled to vote at the Annual Meeting. On that date there were issued and outstanding 141,539,731 shares of Common Stock, each of which is entitled to one vote on each matter submitted to a shareholder vote at the Annual Meeting.

Each share of Common Stock represented by a properly executed and delivered proxy card will be voted at the Annual Meeting in accordance with the instructions indicated on that proxy card, unless such proxy card has been previously revoked. If no instructions are indicated on a signed proxy card, the shares represented by such proxy card will be voted as recommended by our Board.

A shareholder may revoke his or her proxy card at any time before the Annual Meeting by delivering to our Secretary written notice of such revocation. This notice must include the number of shares for which the proxy card had been given and the name of the shareholder of such shares as it appears on the stock certificate(s), or in book entry form on the records of our stock transfer agent and registrar, Broadridge Corporate Issuer Solutions, Inc., evidencing ownership of such shares. In addition, except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans (the "Cummins RSPs"), any shareholder who has executed a proxy card but is present virtually at the Annual Meeting will be entitled to cast his or her vote electronically instead of by proxy card, thereby canceling the previously executed proxy card.

Participants in the Cummins RSP who hold shares of Common Stock in their account and provide voting instructions to the trustee with respect to such shares will have their shares voted by the trustee as instructed. Such participants will be considered named fiduciaries with respect to the shares allocated to their accounts solely for purposes of this proxy solicitation. If no voting instructions are provided, shares held in the accounts will be voted in the same manner and proportion as shares with respect to which valid voting instructions were received. Any instructions received by the trustee from participants regarding their vote shall be confidential. Cummins RSP participants may attend the Annual Meeting virtually but cannot vote the shares in their Cummins RSP accounts at the Annual Meeting.

Information About the Virtual Annual Meeting

ATTENDANCE AND PARTICIPATION

Our virtual Annual Meeting will be conducted on the Internet via live webcast. You will be able to participate online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CMI2023. Shareholders will be able to vote their shares electronically during the Annual Meeting. We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or your voting instruction form. The Annual Meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the Annual Meeting prior to the start time. Online access will begin at 10:45 a.m. Eastern Time.

The virtual Annual Meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong

Internet connection wherever they intend to participate in the Annual Meeting. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Annual Meeting.

QUESTIONS

Following adjournment of the formal business of the Annual Meeting, the Chief Executive Officer (CEO), Jennifer Rumsey, will give a presentation about the company's business. At the conclusion of this presentation, the company will address appropriate general questions from shareholders regarding the company. We may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting. Shareholders eligible to vote may submit questions to the CEO by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2023, typing a question into the "Ask a Question" field, and clicking "Submit." Your question or comment should be addressed to the CEO, who will either respond or refer it to others as appropriate. Time permitting, the CEO will attempt to answer as many questions as possible. It will help us if questions are succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together. If there are any matters of individual or personal concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Annual Meeting by contacting Investor Relations at www.cummins.com. Recording of the Annual Meeting is prohibited. A webcast playback, including responses to shareholder questions, will be available at www.virtualshareholdermeeting.com/CMI2023 24 hours after the completion of the meeting.

TECHNICAL DIFFICULTIES

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2023 beginning at 10:45 a.m. Eastern Time on May 9, 2023 through the conclusion of the Annual Meeting.

IMPORTANT: If you hold your shares in a brokerage account, you should be aware that, due to New York Stock Exchange, or NYSE, rules, if you do not affirmatively instruct your broker how to vote within 10 days prior to our Annual Meeting, your broker will not be permitted to vote your shares (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the advisory vote on the frequency of future advisory votes on the compensation of our named executive officers; (iv) on the Cummins Inc. Employee Stock Purchase Plan, as amended; (v) on the shareholder proposal regarding an independent chairman of the board; or (vi) on the shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions. Therefore, you must affirmatively take action to vote your shares at our Annual Meeting. If you do not affirmatively vote your shares, your shares will not be voted (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the advisory vote on the frequency of future advisory votes on the compensation of our named executive officers; (iv) on the Cummins Inc. Employee Stock Purchase Plan, as amended; (v) on the shareholder proposal regarding an independent chairman of the board; or (vi) on the shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions.

PROXY SUMMARY

This summary highlights selected information contained in this proxy statement, but it does not contain all the information you should consider. We urge you to read the whole proxy statement before you vote. This proxy statement is being made available to shareholders on or about March 27, 2023.

WE WILL BE VOTING ON THE FOLLOWING MATTERS:

Agenda Item	Voting Recommendation	More Information
1. Election of twelve directors nominated by Cummins' Board	**FOR EACH NOMINEE**	Page 16
2. Advisory vote on the compensation of our named executive officers	**FOR**	Page 73
3. Advisory vote on the frequency of future advisory votes on the compensation of our named executive officers	**SUBMITTED EVERY YEAR**	Page 74
4. Ratification of independent public accountants	**FOR**	Page 75
5. Approval of the Cummins Inc. Employee Stock Purchase Plan, as amended	**FOR**	Page 79
6. Shareholder proposal regarding an independent chairman of the board	**AGAINST**	Page 81
7. Shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions	**AGAINST**	Page 85

				Committee Memberships				
		Age	Director Since	Audit	Talent and Comp	Finance	Governance	Safety Environment and Tech
	**JENNIFER W. RUMSEY** President and Chief Executive Officer, Cummins Inc.	49	2022					
	**N. THOMAS LINEBARGER** Chairman of the Board and Executive Chairman, Cummins Inc.	60	2009					
	**GARY L. BELSKE** Retired Deputy Managing Partner and Chief Operating Officer, Ernst & Young	66	2022	Chair*			Member	
	**ROBERT J. BERNHARD** Vice President for Research and Professor in the Department of Aerospace and Mechanical Engineering, University of Notre Dame	70	2008	Member			Member	Member
	**BRUNO V. DI LEO** Managing Director, Bearing-North LLC	66	2015			Member	Member	Member
	**STEPHEN B. DOBBS** Retired Senior Group President, Fluor Corporation	66	2010	Member			Member	Chair
	**CARLA A. HARRIS** Senior Client Advisor, Morgan Stanley	60	2021		Member	Member	Member	
	**THOMAS J. LYNCH** Chairman, TE Connectivity Ltd	68	2015		Member	Chair	Chair	
	**WILLIAM I. MILLER** President, The Wallace Foundation	66	1989	Member	Member		Member	
	**GEORGIA R. NELSON** Retired President and CEO, PTI Resources, LLC	73	2004	Member	Chair		Member	
	**KIMBERLY A. NELSON** Retired Senior Vice President, External Relations, General Mills, Inc.	60	2020	Member			Member	Member
	**KAREN H. QUINTOS** Retired Chief Customer Officer, Dell Technologies Inc.	59	2017	Member			Member	Member

Chair ✓ Member

* Cummins expects that Mr. Belske will assume the role of Chair of the Audit Committee immediately following the Annual Meeting.

Our 2022 Performance*

In 2022, our revenues reached a record $28.1 billion. Excluding Meritor, Inc. ("Meritor"), the acquisition of which was completed on August 3, 2022, revenues were $26.2 billion, 9 percent higher than 2021. Sales in North America increased 18 percent and international revenues decreased 2 percent compared to 2021, as strong demand across all global markets were partially offset by a market slowdown in China, as well as Russia, where operations have been suspended indefinitely. While we saw strong demand in most of our major markets, the ongoing supply chain disruptions resulted in a collective inability to meet end-user demand, as well as elevated freight, labor and logistics costs, impacting our profitability. We have worked diligently to leverage our global footprint to ensure that we meet the needs of our customers while still delivering solid financial results.

For the full year, our earnings per share (EPS) was $15.12, up from $14.61 in 2021. The 2022 reported EPS includes the impact of costs related to the indefinite suspension of operations in Russia ($0.72 per diluted share), the costs related to the acquisition, integration and purchase accounting impact of Meritor ($0.67 per diluted share), and the costs related to the separation of the Filtration business ($0.45 per diluted share). The solid financial performance was made possible by our employees, who worked tirelessly to support our customers and manage through supplier shutdowns, part shortages and extended lead times.

Key business highlights include:

NET INCOME

$2.2B

Net Income was $2.2 billion.

EBITDA

$3.8B

EBITDA was $3.8 billion or 13.5% of sales.

ROIC

15%

Return on invested capital (ROIC) was 15%.

OPERATING CASH FLOW

$2.0B

We generated 2.0B in operating cash flow in 2022.

TSR

13%

Total shareholder return (annual average) for the 3-year period ending 2022.

ROANA

26%

Return on average net assets (ROANA) was 26 percent.

---

* See Annex A for reconciliation of GAAP to non-GAAP measures referenced in this section.

Composition of the Board

BOARD INDEPENDENCE AND DIVERSITY

Our Board represents a balance of longer-tenured members with in-depth knowledge of our business and newer members who bring valuable additional attributes, skills and experience. Eleven of our thirteen directors are independent and provide strong oversight of our long-term strategy. We believe that directors with different backgrounds and experiences makes our boardroom and our company stronger. Robert K. Herdman will be retiring from the Board and not standing for reelection at our Annual Meeting. Accordingly, our Board will consist of 12 directors following the conclusion of the Annual Meeting.

DIVERSITY



5 of 13 are female



3 of 13 are ethnically diverse

DIRECTOR INDEPENDENCE



11 of 13 are independent

QUALIFICATIONS, SKILLS AND EXPERIENCE

Our Board embodies a broad and diverse set of qualifications, skills and experiences as illustrated below.

Automotive and Transportation
5 out of 13

Government
4 out of 13

Sales/ Marketing
6 out of 13

Manufacturing
11 out of 13

International
11 out of 13

Financial
7 out of 13

Technology
8 out of 13

Academics
1 out of 13

Corporate Governance Highlights

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders.

Board Leadership

- Annual assessment and determination of Board leadership structure
- Newly appointed Lead Director has a strong role and significant governance duties, including chair of Governance & Nominating Committee and of all executive sessions of independent directors

Board Accountability

- All directors are elected annually via majority voting standard
- Our Board has adopted proxy access, shareholder right to call special meetings, and shareholder right to amend by-laws

Board Evaluation and Effectiveness

- Board evaluation process led by Lead Director and facilitated by either Lead Director, Chief Legal Officer or third party (at discretion of Lead Director); facilitator schedules feedback call with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements

Board Oversight of Risk & ESG

- Our Board and its Committees exercise robust oversight of the company's enterprise risk management program with dedicated time to review the top tier risks at every regular Board meeting
- Our Board or its Committees review ESG strategies, risks and progress with dedicated time at every regular Board meeting

Shareholder Engagement

- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management, governance and ESG issues

Board Refreshment and Diversity

- 7 new directors added to Board since 2015 and 10 new directors since 2008
- Board members represent diverse perspectives, including 5 female directors, 2 African-American directors and 1 director from Latin America

2022 Recognition Highlights

Our practices and policies have earned Cummins recognition on a range of issues.

NAMED TO THE 2022 S&P DOW JONES INDICES OF THE **WORLD'S MOST SUSTAINABLE COMPANIES** FOR A SECOND CONSECUTIVE YEAR AND TO THE GROUP'S 2022 NORTH AMERICAN INDEX FOR A 16TH CONSECUTIVE YEAR.

RANKED NO. 4 ON FORBES' 2022 LIST OF **THE BEST EMPLOYERS FOR DIVERSITY**, UP FROM NO. 41 IN THE MAGAZINE'S 2021 RANKING.

NAMED FOR A 16TH CONSECUTIVE YEAR TO THE 2023 **WORLD'S MOST ETHICAL COMPANIES** LIST BY THE ETHISPHERE INSTITUTE, A LEADER IN ADVANCING ETHICAL BUSINESS PRACTICES .

RANKED NO. 27 ON INVESTOR'S BUSINESS DAILY'S 2022 **100 BEST ESG COMPANIES** LIST FOR PERFORMANCE ON ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS.

NAMED TO **BARRON'S 2023 LIST OF AMERICA'S 100 MOST SUSTAINABLE PUBLICLY HELD COMPANIES**

RANKED NO. 67 AND NO. 1 IN THE COMMERCIAL VEHICLE AND MACHINERY CATEGORY IN JUST CAPITAL'S 2023 **JUST 100 LIST OF AMERICA'S MOST JUST COMPANIES**. THE LIST POLLS AMERICANS ON THEIR PRIORITIES IN JUST BUSINESS BEHAVIOR AND THEN RANKS THE COUNTRY'S LARGEST COMPANIES AGAINST THOSE PRIORITIES.

Executive Compensation

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our long-term success depends on our ability to attract, motivate, focus and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our executive compensation program is designed to link our executives' pay to their individual performance, to Cummins' annual and long-term performance and to successful execution of Cummins' business strategies. We also use our executive compensation program to encourage high-performing executives to remain with us over the course of their careers.

We believe the compensation packages for our Named Executive Officers reflect their extensive management experience, continued high performance, and exceptional service to Cummins. We also believe our compensation strategies have been effective in attracting executive talent and promoting performance and retention.

EXECUTIVE COMPENSATION PRINCIPLES

We believe the level of compensation received by executives should be closely tied to our corporate financial and stock price performance. This principle is apparent in the design of our executive compensation program and in the specific compensation packages we award.

In addition to aligning our executives' pay with performance, we follow several other principles when designing and implementing our executive compensation program.

- market positioning
- short-term/long-term mix
- pay at risk
- retention
- simple and transparent
- alignment with shareholders' interests

EXECUTIVE COMPENSATION ELEMENTS

Compensation Element	Form of Payment	Performance Metrics	Rationale
Base salary	Cash	Individual Performance	Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience.
Annual bonus	Cash	Return on Average Net Assets (ROANA)	Rewards operational performance. ROANA balances growth, profitability and asset management.
Long-term incentive compensation	Performance cash (30%) and Performance shares (70%)	Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period	ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value.

TARGET COMPENSATION MIX

We believe the compensation of our most senior executives should be based on Cummins' overall performance. Every executive's pay is tied to the same financial metrics and a significant amount of their pay is incentive-based and therefore at risk.

TARGET TOTAL DIRECT COMPENSATION MIX – FISCAL YEAR 2022


13%
Salary
64.5%
Long-Term
Incentive (LTI)
JENNIFER RUMSEY,
PRESIDENT AND CEO
22.5%
Annual
Bonus
PERFORMANCE LINKED 87%
23%
Salary
52%
Long-Term
Incentive (LTI)
OTHER NEOS AS A
GROUP (AVERAGE)
25%
Annual
Bonus
PERFORMANCE LINKED 77%

CORPORATE GOVERNANCE

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders. We regularly engage with our shareholders to understand their expectations. We also benchmark our governance structure and policies against industry best practices and the practices of other comparable public companies. Our corporate governance principles, charters for each of our Board's Audit, Talent Management and Compensation and Governance and Nominating Committees, our code of business conduct and our by-laws, along with certain other corporate governance documents, are available on our website, www.cummins.com, and are otherwise available in print to any shareholder who requests them from our Secretary.

Corporate Governance Overview

Director Independence

- 10 of 12 director nominees are independent
- 5 fully independent Board Committees: Audit; Talent Management & Compensation; Governance & Nominating; Finance; and Safety, Environment & Technology

Board Leadership

- Annual assessment and determination of Board leadership structure
- Annual election of independent Lead Director whenever Chairman/CEO roles are combined or when the Chairman is not independent
- Lead Director has a strong role and significant governance duties, including chair of Governance & Nominating Committee and of all executive sessions of independent directors
- Executive Chairman who acts as Chairman of the Board of Directors and oversees the Board's activity, including running the meetings, maintaining good relations, aiding CEO transition and working with the CEO and the Lead Director to create agendas.

Board Accountability

- Annual election of all directors via majority voting standard
- Shareholder right to call special meetings (10% of voting power threshold)
- Proxy access for director nominees available to a shareholder, or group of up to 20 shareholders, holding a total of at least 3% of our common stock for at least 3 years
- Shareholder right to unilaterally amend the by-laws (upon a majority vote)

Board Evaluation and Effectiveness

- Detailed Board and Committee evaluation process coordinated by our Lead Director and Governance and Nominating Committee Chair
- Board evaluation process led by Lead Director and facilitated by either Lead Director, Chief Legal Officer or third party (at discretion of Lead Director); facilitator schedules feedback call with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements
- Annual two-way feedback and evaluation sessions by Chairman with each director
- Annual independent director evaluation of Chairman and CEO

Board Oversight of Risk and ESG

- The Board and its Committees exercise robust oversight of the company's enterprise risk management program with dedicated time at every regular Board meeting
- Top tier risks are assigned to members of the Cummins Leadership Team
- Board and its Committees provide strong oversight of ESG risks and opportunities including at least one annual review by full Board of ESG strategy and challenges and detailed reviews in the designated committees

Shareholder Engagement

- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management, governance and ESG issues

Board Refreshment and Diversity

- 7 new directors added to Board since 2015; 10 new directors since 2008
- Board members represent diverse perspectives, including 5 female directors, 2 African-American directors and 1 director from Latin America
- Goal of rotating Committee assignments every 3 to 5 years
- Mandatory director retirement age

Director Engagement

- All of the directors attended 75% or more of the aggregate number of meetings of our Board and the Committees on which they served during 2022
- Limits on director/CEO membership on other public company boards
- Our directors routinely visit company locations without our CEO present to interact directly with managers and employees; in 2018-2019, individual directors visited 13 different locations in China, India, Australia and the United States; we suspended these in-person visits in 2020 and 2021 due to the ongoing global pandemic, except that one of our directors visited Spain in 2021 for the launch of a new company partnership. In 2022, 6 individual directors visited 4 different locations in the United States.

Clawback and Anti-Hedging Policies

- Clawback policy permits us to recoup certain compensation payments in the event any of our financial statements are required to be materially restated resulting from the fraudulent actions of any officer or the non-fraudulent or individual behavioral actions of Section 16 officers resulting in reputational harm
- Directors and officers prohibited from engaging in any pledging, short sales or hedging investments involving our common stock

Additional Governance Features

Director Selection and Board Refreshment

It is a top priority of our Board and our Governance and Nominating Committee that our directors have the skills, background and values to effectively represent the long-term interests of our shareholders and other stakeholders. Throughout the year, our Board reviews a matrix of the qualifications, skills and experience that we believe our Board needs to have and discusses whether there are any gaps that need to be filled that will improve our Board's performance. We assess potential new director candidates in light of the matrix and whether they possess the qualifications, skills and experience needed by our Board. When we identify potential new director candidates, we review extensive background information compiled by our professional search firm, evaluate their references, consider their prior board experience and conduct virtual and in-person interviews.

We also focus on board refreshment because we believe that new perspectives and ideas are essential for an innovative and strategic board. Since 2015, we have added seven new directors to our Board. Board members also represent diverse perspectives, including five female directors, two African-American directors and one director from Latin America.

The Governance and Nominating Committee routinely reviews the Board's committee assignments with a goal of rotating membership on committees every three to five years. The committee assignments were most recently rotated in May 2020. Our Board will continue to review and refresh the skills, qualifications and experiences that our Board needs to have to serve the long-term interests of our shareholders.

As required by our corporate governance principles, our Governance and Nominating Committee must recommend director nominees such that our Board is comprised of a substantial majority of independent directors and possesses a variety of experience and backgrounds, including those who have substantial experience in the business community, those who have substantial experience outside the business community (such as public, academic or scientific experience) and those who will represent our stakeholders as a whole rather than special interest groups or individual constituencies.

Each candidate must have sufficient time available to devote to our affairs and be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of his or her responsibilities, including being able to represent the best long-term interests of all of our shareholders and other stakeholders. Each candidate also should possess substantial and significant experience that would be of particular importance to us in the performance of his or her duties as a director. The Committee does not intend to alter the manner in which it evaluates candidates, including the foregoing criteria, based on whether or not the candidate was recommended by a shareholder.

Importance of Diversity

One of our core values is diversity, equity and inclusion. In evaluating candidates for our Board, our Governance and Nominating Committee considers only potential directors who share this value, as well as our other core values of integrity, caring, excellence and teamwork. As reflected in our corporate governance principles, we are committed to equal employment opportunities in assembling our Board. We believe that directors with different backgrounds and experiences make our boardroom and our company stronger. As our Committee considers possible directors, it seeks out candidates who represent the diverse perspectives of all of our stakeholders. We believe our Board has been effective in assembling a highly-qualified, diverse group of directors. Our slate of director nominees for this Annual Meeting has five female directors, two African-American directors and one director from Latin America. We will continue to identify opportunities to enhance our Board diversity as we consider future candidates.

- We believe that directors with different backgrounds and experiences makes our boardroom and our company stronger.
- Our slate of director nominees for this Annual Meeting has five female directors, two African-American directors and one director from Latin America

Shareholder Outreach

We believe that meaningful corporate governance should include regular conversations between our directors and our shareholders. Our Board members routinely meet with shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics, including company strategy, growth, risk management and ESG issues. In addition, our Corporate Secretary held discussions in 2022 with several top investors to capture their input on governance matters and practices. We capture the feedback from these sessions and present it to the full Board for its consideration.

Succession Planning

CEO and leadership succession planning is one of our Board's most important responsibilities. Many times throughout the year, our full Board discusses succession planning for our CEO and other critical leaders of the company. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team.

Sustainability and ESG

Sustainability is not new to Cummins. For several decades both sustainability and efforts related to environmental, social, and governance issues (ESG) have been critical elements of our long term business and growth strategies. Well before "ESG" entered the general lexicon, Cummins was focused on producing engines that reduced the environmental impact, supported healthier communities and embraced diversity and inclusion among our values. With these principles embedded in everything we do, our ESG strategy is our business strategy. With the support and oversight of our Board, we continue our focus on sustainability, which includes our efforts related to ESG. We ensure Board oversight of our top ESG risks and opportunities in the following committees depending upon the topic: Talent Management and Compensation Committee; Safety, Environmental and Technology Committee; Audit Committee and the Governance and Nominating Committee. We also review the ESG Strategy

and progress with the full Board at least once per year. The company's Executive Director, Global Risk, provides accountability over ESG strategic direction and serves as a primary point of contact for the Board and the Cummins executive management team. Below is a summary of our achievements over the past 12 months:

2022 ESG ACHIEVEMENTS

- **Rolled out Destination Zero, our product decarbonization strategy, maintaining carbon reduction is a growth opportunity for Cummins. The company made several key acquisitions, including Meritor and its eAxle technology for electric power applications.**
- **Introduced hydrogen fueled internal combustion engines, increasing customer options to cut carbon, and unveiled fuel agnostic engines, a design with a high degree of parts commonality that can be optimized for a low-carbon fuel.**
- **Entered 10 partnerships, collaborations, or joint ventures to reduce carbon, including an initiative with Daimler Truck North America to test Cummins' hydrogen fuel cell powertrains in heavy duty trucking.**
- **Opened a new hydrogen fuel cell systems production plant in Germany, and broke ground on a plant to make electrolyzers in Spain. Announced plans to begin producing electrolyzers in the U.S. at a company facility in Minnesota.**
- **Issued its first update on the company's 2030 environmental goals, reporting progress on reducing water use, waste production and greenhouse gas emissions from both products and facilities.**

- **To recognize extraordinary efforts in recent years and encourage employee retention, Cummins approved a one-time employee recognition bonus. To meet demand for work flexibility, the company significantly increased jobs classified as remote and hybrid.**
- **The Cummins Water Works initiative celebrated its first anniversary. Working with groups such as water.org and The Nature Conservancy, it helped more than 500,000 people gain access to sustainable water supplies.**
- **The "It's OK" campaign at Cummins marked its second anniversary championing awareness and action around mental wellness. Introduced at the height of the pandemic, it maintains mental wellness is an integral part of anyone's overall well-being.**

- **To address the strategic and operational challenges of 2022, our Board and its committees held more than a dozen meetings with enhanced time devoted to strategic oversight, enterprise risk management and ESG topics.**
- **Published the Company's first stand-alone Human Capital Management report to detail the Company's efforts to recruit, develop, retain and reward the employees necessary to ensure the Company can meet the challenges of today and tomorrow.**

As a result of our efforts on ESG, Cummins received multiple rewards and recognitions including having our ESG rating elevated to AAA, the highest rating possible, by Morgan Stanley Capital International (MSCI). The MSCI ratings upgrade accompanied other strong ratings for environmental, social and governance excellence, including a 2022 gold medal for sustainability achievement from EcoVadis, a leading provider of business sustainability ratings, and one of the best performing ESG companies rated by Sustainalytics, a global leader in ESG research and data.

To learn more about the company's sustainability efforts, go to the company's ESG web page at https://www.cummins.com/company/esg. Websites disclosed herein are not incorporated into this proxy statement by reference.

Independence

Ten of our twelve director nominees qualify as independent directors within the meaning of the rules adopted by the Securities and Exchange Commission, or SEC, and the corporate governance standards for companies listed on the NYSE. Our Board has adopted independence standards that meet or exceed the independence standards of the NYSE, including categorical standards to assist the Governance and Nominating Committee and our Board in evaluating the independence of each director. The categorical standards are included in our corporate governance principles, which are available on our website at www.cummins.com. A copy also may be obtained upon written request.

Following a discussion and applying the standards referenced above, the Governance and Nominating Committee of our Board determined that all director nominees standing for election, except Jennifer W. Rumsey, our President and Chief Executive Officer, and N. Thomas Linebarger, our Chairman of the Board and Executive Chairman, qualify as independent. Based on the recommendation of the Committee, our full Board approved this conclusion.

Leadership Structure

Our corporate governance principles describe in detail how our Board must conduct its oversight responsibilities in representing and protecting our company's stakeholders. As stated in the principles, our Board has the freedom to decide whom our Chairman and Chief Executive Officer should be based solely on what it believes is in the best interests of our company and its shareholders. The roles of our Chairman and Chief Executive Officer were separated in August 2022, when Mr. Linebarger ended his term as Chief Executive Officer, continuing to serve as our Chairman of the Board and Executive Chairman, and Ms. Rumsey's succession of Mr. Linebarger as President and Chief Executive Officer. Currently, our Board believes it is in the best interests of our company for the roles of our Chairman and Chief Executive Officer to be separated and to continue to appoint a Lead Director from among our independent directors.

Our Board believes that this leadership structure, with Mr. Linebarger as Chairman of the Board and Executive Chairman and Ms. Rumsey as Chief Executive Officer, currently provides continuity for our Board and its vision for our company and facilitates our Board's efficient and effective functioning.

Our Board evaluates its policy on whether the roles of our Chairman of the Board and Chief Executive Officer should be combined on an annual basis. In doing so, our Board considers the skills, experiences and qualifications of our then-serving directors (including any newly elected directors), the evolving needs of our company, how well our leadership structure is functioning and the views of our shareholders.

Based on its review of our leadership structure, our Board continues to believe that Mr. Linebarger, our Executive Chairman, is the person best qualified to serve as our Chairman of the Board given his history in executive positions with our company and his skills and experience in the industries in which we operate. We appointed Thomas J. Lynch as the Board's independent Lead Director at the 2022 Annual Meeting of shareholders. Mr. Lynch is actively involved in setting and approving the Board's agendas and focus and works to create a collaborative atmosphere that leverages the strengths of our diverse Board and encourages directors to actively question management when necessary and seeks to ensure that our Board is receiving the information necessary to complete its duties. The Lead Director also regularly meets with other directors and members of senior management outside of the regularly scheduled Board meetings to ensure that our Board is functioning effectively and to identify areas of potential improvement.

OUR LEAD DIRECTOR'S RESPONSIBILITIES INCLUDE:

SERVING as Chairman of the Governance and Nominating Committee;

CONFERRING with the Chairman on, and approving, Board meeting agendas and meeting schedules to assure there is sufficient time for discussion of all agenda items;

CALLING AND PRESIDING over all meetings of the Board at which the Chairman is not present, including executive sessions of independent directors and communicating feedback on executive sessions to the Chairman;

LEADING the annual performance reviews of the Chief Executive Officer and the Board;

ENSURING that there is open communication between our independent directors and the Chairman and other management members;

BEING AVAILABLE, when deemed appropriate by the Board, for consultation and direct communication with shareholders;

REVIEWING, at his or her discretion, information to be sent to the Board; and

CONFERRING with the Chairman on other issues of corporate importance, as appropriate.

Risk Oversight

Our Board and its committees are involved on an ongoing basis in the oversight of our material enterprise-related risks. The company has a mature enterprise risk management program that identifies, categorizes and analyzes the relative severity and likelihood of the various types of material enterprise-related risks to which we are or may be subject. The company has an executive risk council, comprised of the Senior Vice President, Chief Financial Officer, Vice President and Chief Legal Officer, Vice President – Corporate Strategy and Vice President and Chief Administrative Officer that meets quarterly with our Executive Director, Global Risk to review and update our material enterprise-related risks and mitigation plans for each. We assign ownership of our most significant enterprise risks to a member of our executive management team. The Executive Director, Global Risk oversees enterprise risk management and sets the strategic direction for and the coordination of ESG and sustainability efforts of the company.

Our Board, Audit Committee, Finance Committee, Talent Management and Compensation Committee, Governance and Nominating Committee and Safety, Environment and Technology Committee receive periodic reports and information directly from our senior leaders who have functional responsibility for the mitigation of our enterprise risks. Our Board and/or its appropriate committees then review such information, including management's proposed mitigation strategies and plans, to monitor our progress on mitigating the risks. For example, to oversee the company's work to mitigate cybersecurity risks, we have identified separate risks for enterprise cybersecurity and product cybersecurity. The Audit Committee provides primary oversight for enterprise cybersecurity while the Safety, Environment and Technology Committee provides oversight of product cybersecurity. Our Executive Director, Global Risk and our global cybersecurity leader meet regularly with the Board and its committees to review relevant areas including:

- Review of a cybersecurity dashboard to track key metrics of the information security/cybersecurity program,
- The purchase of cybersecurity risk insurance to mitigate exposure to the company, and
- Metrics of the company's training and compliance program on information security and awareness of cyber risk.

Additionally, the Board and its Committees provide oversight of the company's ESG risks and opportunities, including at least one annual review by our full Board of ESG strategy and challenges. The designated committees undertake detailed reviews of specific ESG risks and opportunities. For example, our Safety, Environment and Technology Committee provides primary oversight for environmental risks and opportunities and our Audit Committee provides oversight of the data integrity of ESG-related disclosures. Our Board or its Committees review ESG strategy, risks and progress with dedicated time at every regular Board meeting. We believe that our Board's current leadership structure effectively supports the risk oversight function of our Board based on the level of independence, qualifications, diversity and skills of its members.

Board of Directors and Committees

Our Board held 10 meetings during 2022. All of the directors attended 75% or more of the aggregate number of meetings of our Board and the committees on which they served that were held during the periods in which they served. The non-employee members of our Board also met in executive session without management present as part of each regular meeting. Thomas J. Lynch, our current Lead Director, presided over these sessions.

Under our corporate governance principles, our Board has established six standing committees, with five of the committees consisting entirely of independent directors. Certain of the principal functions performed by these committees and the members of our Board currently serving on these committees are as follows:

AUDIT COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2022: 9 **Members** Robert K. Herdman (2022 Chair)* Gary L. Belske Robert J. Bernhard Stephen B. Dobbs William I. Miller Georgia R. Nelson Kimberly A. Nelson Karen H. Quintos	• Oversees the integrity of our financial statements and related financial disclosures and internal controls over financial reporting. • Reviews our accounting principles and procedures. • Monitors the independence and performance of our external and internal auditors. • Exercises oversight of the company's enterprise risk management program with dedicated time for review and discussion at every regular Board meeting. • Oversees the company's compliance with its ethics policies and legal and regulatory requirements. All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to audit committee members. Our Board has determined that Mr. Herdman and Mr. Belske are "audit committee financial experts" for purposes of the SEC's rules and all members are financially literate for the purposes of the NYSE's rules.

TALENT MANAGEMENT AND COMPENSATION COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2022: 11 **Members** Georgia R. Nelson (Chair) Carla A. Harris Thomas J. Lynch William I. Miller	• Reviews and approves the company's compensation philosophy and strategy primarily for the Board and the officers of the company and others as the committee may designate from time to time. • Reviews and oversees the company's strategies for talent management. • Assesses talent management policies, programs and processes, including leadership, culture, diversity and inclusion and succession. • Administers and determines eligibility for, and makes awards under, our incentive plans. • Establishes goals and approves the compensation for our Chief Executive Officer following a review of his performance, including input from all of the other independent directors. • Reports annually in the proxy statement regarding the company's executive compensation programs. • Conducts an annual compensation risk assessment. All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to compensation committee members. The Talent Management and Compensation Committee engaged Farient Advisors LLC as its independent compensation consultant in 2022 to provide input and advice to the Committee concerning the compensation of our officers and our Board and related matters.

FINANCE COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2022: 5 **Members** Thomas J. Lynch (Chair) Bruno V. Di Leo Carla A. Harris	• Reviews and advises our management and our Board on our financial strategy pertaining to our capital structure, creditworthiness, dividend policy, share repurchase policy, and financing requirements. • Reviews our banking relationships and lines of credit. • Reviews and advises on financing proposals for acquisitions, partnerships and other alliances of the company. • Discusses key areas of shareholder interest and feedback on our performance and strategy. • Monitors our shareholder base and provides counsel on investor relations activity. All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

GOVERNANCE AND NOMINATING COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2022: 5 **Members** Thomas J. Lynch (Chair) Gary L. Belske Robert J. Bernhard Bruno V. Di Leo Stephen B. Dobbs Carla A. Harris Robert K. Herdman* William I. Miller Georgia R. Nelson Kimberly A. Nelson Karen H. Quintos	• Reviews and makes recommendations to our Board with respect to its membership, size, composition, procedures and organization. • Identifies potential director candidates to ensure the Board is composed of well qualified and diverse candidates to oversee the company; engages a professional search firm to identify potential director candidates based on criteria selected by the Committee; and interviews identified candidates. • Ensures the Board has a robust process for evaluating its performance and the performance of its committees and individual directors, including the use of a third party consultant to facilitate feedback among Board members. • Ensures the Board is providing effective ongoing director education and new director orientation. All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

SAFETY, ENVIRONMENT AND TECHNOLOGY COMMITTEE	KEY RESPONSIBILITIES
Meetings in 2022: 5 **Members** Stephen B. Dobbs (Chair) Robert J. Bernhard Bruno V. Di Leo Robert K. Herdman* Kimberly A. Nelson Karen H. Quintos	• Reviews the company's safety program with an emphasis on employee, workplace and product safety. • Reviews the company's progress on its major sustainability initiatives from Planet 2050 and the environmental management of our facilities and operations. • Reviews our Destination Zero initiative and key technology developments that may impact product competitiveness for both core and new business areas. • Reviews public policy developments, strategies and positions taken by us with respect to safety, environmental and technological matters that significantly impact us or our products. • Reviews product and service quality performance and guides our strategies and improvement initiatives.

** As noted above, Mr. Herdman will retire from the Board effective at the conclusion of the Annual Meeting. Cummins expects that Mr. Belske will assume the role of Chair of the Audit Committee immediately following the Annual Meeting.*

Executive Committee

The current members of our Executive Committee are N. Thomas Linebarger (Chairman), Thomas J. Lynch and William I. Miller. Our Executive Committee is authorized to exercise the powers of our Board in the management and direction of our business and affairs during the intervals between meetings of our Board. It also acts upon matters specifically delegated to it by our Board. Our Executive Committee did not meet during 2022.

Shareholder Nominations

Shareholder director candidate recommendations, including biographical information as to the proposed candidate and a statement from the shareholder as to the qualifications and willingness of such person to serve on our Board, along with the required disclosures set forth in our by-laws, must be properly and timely submitted in writing to our Secretary, as further described below. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder's intent to make such nominations is given, either by personal delivery or by mail, postage prepaid, to the Secretary of our company not later than 160 days in advance of the originally scheduled date of such meeting (provided, however, that if the originally scheduled date of such meeting is earlier than the anniversary of the date of the previous year's annual meeting, such written notice may be so given and received not later than the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by us with the SEC, of the originally scheduled date of such meeting).

Each notice required by our by-laws must be signed manually or by facsimile by the shareholder of record and must set forth the information required by our by-laws, including (i) the name and address, as they appear on our books, of the shareholder who intends to make the nomination and of any beneficial owner or owners on whose behalf the nomination is made; (ii) a representation that the shareholder is a holder of record of shares of our Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) certain other information regarding the shareholder and its interests in our company; (iv) the name, age, business address and residential address of each nominee proposed in such notice; (v) the principal occupation or employment of each such nominee; (vi) the number of shares of our capital stock that are owned of record or beneficially by each such nominee; (vii) with respect to each nominee for election or reelection to our Board, a completed and signed questionnaire, representation and agreement described in our by-laws; (viii) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by our Board; (ix) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, including all arrangements or understandings pursuant to which the nominations are being made, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (naming such person or persons), on the other hand; and (x) the written consent of each nominee to serve as a director if so elected.

The deadline for receiving any written notice of a shareholder's intent to make a nomination with respect to the Annual Meeting was the close of business on November 30, 2022, which was 160 days in advance of the Annual Meeting (which is typically held on the second Tuesday of each May). We received no such qualifying nominations before this deadline with respect to the Annual Meeting.

Communication with the Board of Directors

Shareholders and other interested parties may communicate with our Board, including our Lead Director and other non-management directors, by sending written communication to the directors c/o our Secretary, 301 East Market Street, Indianapolis, Indiana 46204. All such communications will be reviewed by the Secretary or his or her designee to determine which communications are appropriate to be forwarded to the directors. All communications will be forwarded except those that are related to our products and services, are solicitations or otherwise relate to improper or irrelevant topics as determined in the sole discretion of the Secretary or his or her designee.

Our Secretary maintains and provides copies of all such communications received and determined appropriate to be forwarded to the Governance and Nominating Committee in advance of each of its meetings and reports to the Committee on the number and nature of communications that were not determined appropriate to be forwarded.

We require all of our director nominees standing for election at an annual meeting of shareholders to attend such meeting. All director nominees standing for election at our 2022 Annual Meeting of Shareholders were present at the virtual meeting. We currently expect all director nominees to be present virtually at the Annual Meeting.

ELECTION OF DIRECTORS

(Items 1 through 12 on the Proxy Card)

General

Except for Mr. Herdman, who is retiring from the Board effective at the Annual Meeting, all of our current directors are nominated for reelection at the Annual Meeting to hold office until our 2024 annual meeting of shareholders and until their successors are elected and qualified. Any submitted proxy will be voted in favor of the nominees named below to serve as directors unless the shareholder indicates to the contrary on his or her proxy. All nominees have been previously elected to our Board by our shareholders and have served continuously since the date indicated below.

Majority Vote Required for Director Elections

To be elected, each director nominee must receive a majority of the votes cast by shareholders at the Annual Meeting. Receipt by a nominee of the majority of votes cast means that the number of shares voted "for" exceeds the number of votes "against" that nominee. Abstentions and broker non-votes are not counted as a vote either "for" or "against" a nominee. Our by-laws provide that the term of any incumbent director who receives more "against" votes than "for" votes in an uncontested election will automatically terminate at the shareholder meeting at which the votes were cast. In the case of a contested election, directors will be elected by a plurality of the votes represented in person or by proxy and entitled to vote in the election.

Our Board expects that each of the nominees will be able to serve as a director if elected at the Annual Meeting, but if any of them is unable to serve at the time the election occurs, proxies received that have been voted either for such nominee or for all nominees or which contain no voting instructions will be voted for the election of another nominee to be designated by our Board, unless our Board decides to reduce the number of our directors.

Nominees for Board of Directors

The names of the nominees for directors, together with biographical sketches, including their business experience during the past five years, directorships of other public corporations and their qualifications to serve on our Board are set forth below, beginning with our President and Chief Executive Officer and our Chairman of the Board and Executive Chairman, then followed by our independent directors in alphabetical order.

Our Board Recommends that Shareholders Vote for Each of the Nominees Set Forth Below.



Director Since: 2022

Age: 49

Board Committees: None

JENNIFER W. RUMSEY—President and Chief Executive Officer, Cummins Inc.

Ms. Rumsey became the President and Chief Executive Officer of Cummins Inc. on August 1, 2022. Ms. Rumsey was President and Chief Operating Officer of our company from March 2021-August 2022. Ms. Rumsey was Vice President and President of our Components Business from 2019-2021 after serving as Vice President and Chief Technical Officer from 2015-2019. From 2013-2015, she was our Vice President of Engineering, Engine Business, after holding a variety of engineering and product life cycle roles with the company. Ms. Rumsey is a member of the Society of Women Engineers, Society of Automotive Engineers and Women in Trucking Association. She holds a Bachelor of Science in Mechanical Engineering from Purdue University and a Master of Science in Mechanical Engineering from Massachusetts Institute of Technology. Ms. Rumsey has been a director of Hillenbrand, Inc. since 2020.

Summary of Qualifications and Experience:

Automotive and transportation experience | Technology background | Manufacturing background | International experience | Sales and marketing background

Key Contributions to the Board:

- Extensive knowledge of business operations through various leadership roles within our company
- Offers expertise regarding manufacturing and technology issues
- Leads long-term company strategy supporting the transition to decarbonized power for all stakeholders
- Adds perspective gained through experience in automotive and transportation fields
- Keeps directors apprised of current business and market trends



Director Since: 2009

Age: 60

Board Committees: Executive

N. THOMAS LINEBARGER—Chairman of the Board and Executive Chairman, Cummins Inc.

Tom Linebarger was appointed as Executive Chairman of Cummins Inc. in August 2022. In this role, Tom will continue serving as Chairman of the Board. Mr. Linebarger was the Chief Executive Officer of our company from 2012-2022. Mr. Linebarger was our President and Chief Operating Officer from 2008-2011 after serving as Executive Vice President and President, Power Generation Business from 2003-2008 and as Vice President, Chief Financial Officer from 2000-2003. From 1998-2000, he was our Vice President, Supply Chain Management, after holding various other positions with us. Mr. Linebarger received a B.S. from Stanford University and a B.A. from Claremont McKenna College in 1986 and M.S. and M.B.A. degrees from Stanford in 1993. He has been a director of Harley-Davidson, Inc. since 2008.

Summary of Qualifications and Experience:

Automotive and transportation experience | Financial expertise | International experience | Manufacturing background | Sales and marketing background | Technology background

Key Contributions to the Board:

- Provides strategic leadership for the Board with decades of experience with our global business
- Seeks to ensure directors are informed of significant issues impacting our company and receive necessary information
- Works collaboratively with our Lead Director to set agendas for Board meetings and assess the engagement and effectiveness of our Board, its committees, and individual directors
- Ensures that there are strong succession plans in place for the CEO and other key leaders



Director Since: 2022

Age: 66

Board Committees: Audit, Governance and Nominating

GARY L. BELSKE—Retired Deputy Managing Partner and Chief Operating Officer of Ernst & Young

Mr. Belske retired from Ernst & Young (EY) on December 31, 2016 after a 38-year career. He held many leadership positions within EY including the second highest position in the United States and the Americas, where he served as Deputy Managing Partner and Chief Operating Officer for the last 10 years. In this role, Mr. Belske was responsible for the overall strategy and operations of EY practices in the Americas, which encompass businesses in 16 countries with approximately $15 billion in revenue, 50,000 employees and 4,000 partners.

Mr. Belske served on EY's Americas and US Board for the last decade of his career at EY. He also has extensive experience managing regulatory issues related to the PCAOB and the SEC and served as Chair of EY's Retirement Investment Committee and its Partner/Executive Compensation Committee.

Mr. Belske currently serves on the Board of Trustees at Rockhurst University in Kansas City and on the Board of WilliamsMarston, an advisory firm. Mr. Belske holds a BSBA degree from Rockhurst University, a Masters of Arts in Accounting degree from the University of Missouri-Columbia and is a CPA.

Summary of Qualifications and Experience:

- Financial expertise
- Government/regulatory affairs experience
- International experience
- Manufacturing background
- Sales and marketing experience

Key Contributions to the Board:

- Contributes extensive work experience in a regulated industry
- Provides insight concerning financial and risk management matters
- Possesses senior leadership experience
- Brings global external relations perspective



Director Since: 2008

Age: 70

Board Committees: Audit; Governance and Nominating; Safety, Environment and Technology

ROBERT J. BERNHARD—Vice President for Research and Professor in the Department of Aerospace and Mechanical Engineering, University of Notre Dame

Mr. Bernhard joined the University of Notre Dame in 2007 and prior to that was Associate Vice President for Research at Purdue University since 2004. He also held Assistant, Associate and full Professor positions at Purdue University. He was Director of the Ray W. Herrick Laboratories at Purdue's School of Mechanical Engineering from 1994-2005. Mr. Bernhard is also a Professional Engineer and earned a B.S.M.E. and Ph.D., E.M. from Iowa State University in 1973 and 1982, and an M.S.M.E. from the University of Maryland in 1976. He was the Secretary General of the International Institute of Noise Control Engineering (I-INCE) from 2000-2015, and is the Past President of I-INCE. He is a Fellow of INCE-USA, the Acoustical Society of America and the American Society of Mechanical Engineering.

Summary of Qualifications and Experience:

- International academic leader
- Automotive and transportation experience
- Manufacturing background
- Technology background

Key Contributions to the Board:

- Leverages technical background to offer valuable insight
- Pushes for improvement in safety and technology planning
- Mentors our technical leaders



Director Since: 2015

Age: 66

Board Committees: Finance; Governance and Nominating; Safety, Environment and Technology

BRUNO V. DI LEO ALLEN—Managing Director, Bearing-North LLC

Mr. Di Leo has been the Managing Director of Bearing-North LLC, an independent advisory firm focused on business expansion and senior executive counseling in strategy and operations, since 2018. Prior to this role, Mr. Di Leo served as Senior Vice President of International Business Machines Corporation, or IBM, a globally integrated technology and consulting company, from January 2018 until his retirement in June 2018. He had previously served as Senior Vice President, Global Markets, for IBM since 2012. In that position, he was accountable for revenue, profit, and client satisfaction in Japan, Asia Pacific, Latin America, Greater China and the Middle East and Africa. He also oversaw IBM's Enterprise and Commercial client segments globally. From 2008-2011, he was General Manager for IBM's Growth Markets Unit based in Shanghai. Mr. Di Leo has more than 40 years of business leadership experience in multinational environments, having lived and held executive positions on four continents.

Mr. Di Leo has served as a director of Ferrovial, S.A., since 2018. Mr. Di Leo is a member of the international advisory board of Instituto de Estudios Superiores de la Empresa (IESE Business School) as well as a member of the Deming Center Advisory Board of Columbia Business School. He holds a business administration degree from Ricardo Palma University and a postgraduate degree from Escuela Superior de Administracion de Negocios, both in his native Peru. He is fluent in Spanish, Portuguese, English and Italian.

Summary of Qualifications and Experience:

International experience | IT experience | Sales and marketing background | Technology background

Key Contributions to the Board:

- Brings perspective on international business issues having lived and held executive positions on four continents
- Offers insight regarding technology and sales and marketing issues
- Works to ensure customer-focused approach in addressing product and service-related issues



STEPHEN B. DOBBS

Director Since: 2010

Age: 66

Board Committees: Audit; Governance and Nominating; Safety, Environment and Technology

Mr. Dobbs is a former executive of Fluor Corporation, a publicly traded professional services firm providing engineering, procurement, construction, fabrication and modularization, commissioning and maintenance, as well as project management services on a global basis. Mr. Dobbs served as Senior Group President over Fluor's Industrial and Infrastructure Group until his retirement in 2014. In that role, Mr. Dobbs was responsible for a wide diversity of the markets served by Fluor, including infrastructure, telecommunications, mining, operations and maintenance, transportation, life sciences, heavy manufacturing, advanced technology, microelectronics, commercial, institutional, health care, water, and alternative power. Mr. Dobbs served Fluor in numerous U.S. and international locations including Southern Africa, Europe, and China. Over the course of his career, Mr. Dobbs was an industry recognized expert in project finance in Europe and the United States, particularly public private partnerships and private finance initiatives. In 2019, Mr. Dobbs retired from the board of Lendlease Corporation Limited, an international property and infrastructure group that is publicly traded in Australia, where he had served on the board since 2015.

Mr. Dobbs earned his doctorate in engineering from Texas A&M University and holds two undergraduate degrees in nuclear engineering, also from Texas A&M. Until his retirement from Fluor, he served on the World Economic Forum's Global Agenda Council on Geopolitical Risk as well as the Governor's Business Council for the State of Texas. He also served as a director of the U.S. China Business Council.

Summary of Qualifications and Experience:

- Automotive and transportation experience
- Financial expertise
- International experience
- Manufacturing background
- Technology background

Key Contributions to the Board:

- Chair of Safety, Environment and Technology Committee
- Leverages technical background to provide insight regarding technology matters
- Possesses emerging market/international experience from his Fluor career
- Adds perspective gained from leading business operations in U.S., Southern Africa, Europe and China
- Experience in project finance



CARLA A. HARRIS—Senior Client Advisor, Morgan Stanley

Director Since: 2021

Age: 60

Board Committees: Finance; Governance and Nominating; Talent Management and Compensation

Ms. Harris is Senior Client Advisor at Morgan Stanley. She is responsible for being a co-portfolio manager of the Next Level Fund and advising the Multicultural Innovation Lab, hosting the podcast "Access & Opportunities" and acting in various client coverage capacities. Her prior experience with Morgan Stanley includes investment banking, equity capital markets, equity private placements and initial public offerings in a number of industries such as technology, media, retail, telecommunications, transportation, healthcare and biotechnology. In August 2013, Ms. Harris was appointed by President Barack Obama to chair the National Women's Business Council.

Ms. Harris has served on the board of Walmart Corporation since 2017, and serves on its Compensation and Management Development, Nominating and Governance and Strategic Planning and Finance Committees. Ms. Harris has also served on the board of MetLife since April 2022, and serves on its Investment and the Governance and Corporate Responsibility Committees. She also serves on the boards of several nonprofit organizations including Seize Every Opportunity (SEO), the Cabrini Foundation, Sesame Street Workshop, Harvard University Board of Overseers and the Morgan Stanley Foundation. Ms. Harris received an MBA from Harvard Business School and an A.B. from Harvard University.

Summary of Qualifications and Experience:

- Financial expertise
- Government/regulatory affairs background
- International experience
- Diversity initiatives experience

Key Contributions to the Board:

- Brings broad-based and valuable insights in finance and strategy
- Contributes extensive work experience in a regulated industry
- Possesses senior leadership experience



Director Since: 2015

Age: 68

Board Committees: Executive, Finance; Governance and Nominating; Talent Management and Compensation

THOMAS J. LYNCH—Chairman, TE Connectivity Ltd.

Mr. Lynch is the Chairman of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.), a global provider of connectivity and sensor solutions, and harsh environment applications. Mr. Lynch served as the Chief Executive Officer of TE Connectivity Ltd. from January 2006-March 2017 and has served as a member of its board of directors since 2007 and as Chairman of the Board since January 2013. From September 2004-January 2006, Mr. Lynch was at Tyco International as the President of Tyco Engineered Products & Services, a global manufacturer of industrial valves and controls. Mr. Lynch joined Tyco from Motorola, where he served as Executive Vice President of Motorola, and President and Chief Executive Officer of Motorola's Personal Communications sector, a leading supplier of cellular handsets. He has also served as a director of Automatic Data Processing, Inc. since 2018. In May 2022, Mr. Lynch retired as a directors of Thermo Fisher Scientific Inc., where he had served as a director since 2009 and as Lead Director since February 2020. Mr. Lynch serves on the Board of The Franklin Institute and on the Rider University Board of Trustees.

Summary of Qualifications and Experience:

- CEO of public company from 2006 to 2017
- Financial expertise
- International experience
- Manufacturing background
- Technology background

Key Contributions to the Board:

- Lead Director
- Chair of Finance Committee
- Brings perspective of a sitting Chairman and former CEO of a publicly traded global company
- Leverages business and financial background in rendering advice and insight
- Identifies and raises strategic considerations for Board consideration



Director Since: 1989

Age: 66

Board Committees: Audit; Executive; Governance and Nominating; Talent Management and Compensation

WILLIAM I. MILLER—President, The Wallace Foundation

Mr. Miller has served as President of The Wallace Foundation, a national philanthropy with a mission of fostering equity and improvements in learning and enrichment for young people and in the arts for everyone, since 2011. Mr. Miller was the Chairman of Irwin Management Company, a Columbus, Indiana private investment firm, from 1990-2011. Mr. Miller has been a director or trustee of the New Perspective Fund, Inc. and the EuroPacific Growth Fund, Inc. since 1992 and of the New World Fund, Inc. since 1999. Mr. Miller serves as independent Chairman of the Board for all three of the funds, all of which are in the same mutual fund family.

Summary of Qualifications and Experience:

- Deep historical knowledge of our company
- Financial expertise
- Manufacturing background

Key Contributions to the Board:

- Professional experience in the banking and investment industries
- Extensive knowledge of our company, its values and its global operations
- Leadership experience in the civic, nonprofit and philanthropic sectors



Director Since: 2004

Age: 73

Board Committees: Audit; Governance and Nominating; Talent Management and Compensation

GEORGIA R. NELSON

Prior to her retirement in June 2019, Ms. Nelson was President and CEO of PTI Resources, LLC, an independent consulting firm, since 2005. Prior to this role, Ms. Nelson retired in 2005 from Edison International, where she had been President of Midwest Generation EME, LLC since 1999 and General Manager of Edison Mission Energy Americas since 2002. Her business responsibilities have included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects worldwide. She has had extensive experience in business negotiations, environmental policy matters and human resources. She has served as a director of Ball Corporation since 2006, Sims Metal Management Limited since 2014 and Custom Truck One Source, Inc. since 2021. In December 2017, she retired as a director of CH2M Hill Companies Ltd., a privately-held company, where she served as a director since 2010. In May 2021, she retired as a director of TransAlta Corporation where she served as a director since 2014. She serves on the advisory committee of the Center for Executive Women at Northwestern University. In November 2012, Ms. Nelson was named to the 2012 National Association of Corporate Directors (NACD) Directorship 100 in recognition of exemplary leadership in the boardroom and promoting the highest standards of corporate governance. Ms. Nelson is an NACD Board Fellow.

Summary of Qualifications and Experience:

Automotive and transportation experience | Diversity initiatives experience | International experience | Manufacturing background | Technology background

Key Contributions to the Board:

- Chair of Talent Management and Compensation Committee
- Provides perspective based on background in power generation and business
- Utilizes expertise in talent management and governance matters to oversee best practices in executive compensation and human capital management
- Possesses manufacturing and environmental experience
- Works outside of regular meetings to support the development of women in leadership roles



Director Since: 2020

Age: 60

Board Committees: Audit; Governance and Nominating; Safety, Environment and Technology

KIMBERLY A. NELSON

Ms. Nelson worked for General Mills Inc. for nearly 30 years prior to her retirement in January 2018. During her career at General Mills, she held a number of senior brand and general management roles, including serving as President of the U.S. Snacks Division. Ms. Nelson became Senior Vice President, External Relations in 2010, a global role leading issues and crisis management, consumer relations, corporate branding and communications, environmental social governance, government relations and global external stakeholder relations.

Ms. Nelson is on the board of Tate & Lyle PLC and serves on its Audit and Nominations Committees. She is also on the board of Colgate-Palmolive Company and serves on its Personnel & Organization and Nominating, Governance & Corporate Responsibility Committees. Ms. Nelson holds an MBA from Columbia Business School and a B.S. in International Relations from Georgetown University. She is a member of the Executive Leadership Council, Women Corporate Directors, and a member of the National Association of Corporate Directors (NACD). Ms. Nelson also serves on the boards of the Northside Achievement Zone and Fair Vote Minnesota.

Summary of Qualifications and Experience:

Sales and marketing background | Global customer experience and services | Manufacturing and supply chain experience | International experience | Government/regulatory affairs background

Key Contributions to the Board:

- Identifies and raises strategic considerations for Board consideration
- Brings global external relations perspective
- Offers insight into environmental, social and governance matters
- Brings strategic view on social justice, diversity and inclusion efforts



Director Since: 2017

Age: 59

Board Committees: Audit; Governance and Nominating; Safety, Environment and Technology

KAREN H. QUINTOS

Prior to her retirement in June 2020, Ms. Quintos was Chief Customer Officer of Dell Technologies Inc., the world's third largest supplier of personal computers and other computer hardware items, since 2016. In addition, Ms. Quintos led Dell's global customer strategy and programs as well as Diversity and Inclusion, Corporate Responsibility and Entrepreneurship strategy and programs. From 2010-2016, Ms. Quintos served as Senior Vice President and Chief Marketing Officer, Vice President of public sector marketing and North America commercial marketing, and held executive roles in services, support and supply chain management. Ms. Quintos joined Dell in 2000 from Citigroup where she was Vice President of global operations and technology. Ms. Quintos earned a Master's degree in marketing and international business from New York University and a B.S. in supply chain management from Pennsylvania State University.

Ms. Quintos is on the board of Lennox International and serves on its Compensation and Human Resources Committee and its Public Policy Committee. She is founder and executive sponsor of Dell's Women in Action employee resource group. She is Chair of the board of Penn State's Smeal College of Business and a 2014 recipient of its highest honor, the Distinguished Alumni Award. Karen also serves on the boards for The National Center for Missing and Exploited Children, as well as TGEN (Translational Genomics).

Summary of Qualifications and Experience:

- Technology leadership experience
- Sales and marketing background
- Global customer experience and services
- Manufacturing and supply chain experience
- International experience
- Environmental, social and governance (ESG)

Key Contributions to the Board:

- Contributes marketing and international perspective
- Brings deep knowledge and strategic views around ESG, including DE&I
- Offers strategic insight in customer strategy, programs and customer data
- Contributes knowledge and experiences in technology, GTM and supply chain management

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography above in this section describes each nominee's qualifications and relevant experience in more detail.

DIRECTORS	Automotive & Transportation	Manufacturing	Technology/ IT	Sales/ Marketing	Government/ Regulatory	International	Academics	Financial
Gary L. Belske		●		●	●	●		●
Robert J. Bernhard	●	●	●				●	
Bruno V. Di Leo			●	●		●		
Stephen B. Dobbs	●	●	●			●		●
Carla A. Harris						●		●
N. Thomas Linebarger	●	●	●	●	●	●		●
Thomas J. Lynch		●	●			●		●
William I. Miller		●						●
Georgia R. Nelson	●	●	●			●		
Kimberly A. Nelson		●		●	●	●		
Karen H. Quintos		●	●	●		●		
Jennifer W. Rumsey	●	●	●	●		●		

EXECUTIVE COMPENSATION

Note from the Chair of Our Talent Management & Compensation Committee

As Chair of the Talent Management and Compensation Committee ("TMCC"), I am pleased to report significant progress on several key initiatives in 2022.

First, the TMCC participated in driving tremendous progress on our Diversity, Equity and Inclusion (DE&I) initiatives. DE&I was a regular agenda topic at all TMCC meetings and was the subject of a number of special interim meetings. Over the course of the year, the company developed detailed measures and goals across many dimensions of diversity, including representation, employee sentiment, and fair outcomes in performance assessments, advancement and compensation. The TMCC provided insight and ideas for accelerating the company's DE&I work and outcomes and is holding our leaders accountable for achieving our ambitious goals.

Second, the TMCC, in conjunction with our full Board, drove our succession planning efforts, which were particularly critical in this year of leadership transition. In July 2022, Cummins announced the transition of the Chief Executive Officer role from Tom Linebarger to Jennifer Rumsey. Jen, a 24-year veteran at Cummins, is the first woman in our 104-year history to assume the top leadership role. She combines impeccable business acumen with high emotional intelligence, and by example, has forged a clear path for all those who aspire to career advancement at Cummins. Our strong succession planning efforts also have enabled Jen to fill key positions on her team with highly talented leaders.

Third, the TMCC supported Destination Zero, our roadmap to decarbonization, which is one of the most important initiatives in our history. Cummins has demonstrated a clear resolve to tackle formidable environmental challenges by developing low-emission solutions. Now, we have an opportunity to innovate and grow by driving the adoption of new zero-carbon solutions. In 2022, the TMCC worked with our internal Cummins team and our independent consultant to develop new human resource and compensation strategies to support Destination Zero. Our programs will continue to operate within a cohesive "One Cummins" framework, characterized by a strong culture and synergies across business units, while also recognizing the need for differentiated approaches and agility across those units. Our new approach, which will be implemented in 2023, is described in greater detail in this year's CD&A.

Cummins' TMCC, full Board, and management will continue to engage in deep examination of difficult issues and take action accordingly. In doing so, I am optimistic that we will continue to be successful in building and navigating critical pathways to the future for the benefit of all our stakeholders.

Sincerely,

GEORGIA R. NELSON,

Chair



Executive Summary

Cummins operates with a strong pay for performance and team-oriented philosophy and continued to do so in 2022. The summary below highlights our business results, how our talent management supported those results, our governance framework, and compensation for our executives and the rationale for those decisions.

HOW DID WE PERFORM?

KEY 2022 PERFORMANCE HIGHLIGHTS*

Total Net Sales	Net Income	EBITDA
2022: $28.1 BN	**2022: $2.2 BN**	**2022: $3.8 BN** (13.5% of sales)
2021: $24.0 BN	2021: $2.1 BN	2021: $3.5 BN (14.7% of sales)

Return on Average Net Assets (ROANA)	Return on Invested Capital (ROIC)	Cash from Operations
2022: 26%	**2022: 15%**	**2022: $2.0 BN**
2021: 27%	2021: 16%	2021: $2.3 BN

Total Shareholder Return (Annual Average)	Diluted Earnings per Share (EPS)	Dividend
3-year period ending in 2022 13%	**2022: $15.12**	Increased our quarterly dividend from $1.45 to $1.57 a share, our 13th straight year of dividend growth
3-year period ending in 2021 21%	2021: $14.61	

* See Annex A for reconciliation of GAAP to non-GAAP measures referenced in this section.

In 2022, our revenues reached a record $28.1 billion. Excluding Meritor, Inc. ("Meritor"), the acquisition of which was completed on August 3, 2022, revenues were $26.2 billion, 9 percent higher than 2021. Sales in North America increased 18 percent and international revenues decreased 2 percent compared to 2021, as strong demand across all global markets was partially offset by a market slowdown in China, as well as Russia, where operations have been suspended indefinitely. While we saw strong demand in most of our major markets, the ongoing supply chain disruptions resulted in a collective inability to meet end-user demand, as well as elevated freight, labor and logistics costs, impacting our profitability. We have worked diligently to leverage our global footprint to ensure that we meet the needs of our customers while still delivering solid financial results.

For the full year, our earnings per share (EPS) was $15.12, up from $14.61 in 2021. The 2022 reported EPS includes the impact of costs related to the indefinite suspension of operations in Russia ($0.72 per diluted share), the costs related to the acquisition, integration and purchase accounting impact of Meritor ($0.67 per diluted share), and the costs related to the separation of the Filtration business ($0.45 per diluted share). The solid financial performance was made possible by our employees, who worked tirelessly to support our customers and manage through supplier shutdowns, part shortages and extended lead times.

In 2022, we formalized our long-term decarbonization growth strategy, Destination Zero, which includes making meaningful reductions in carbon emissions through advanced internal combustion technologies widely accepted by the market today, while continuing to invest in and advance zero emission technologies ahead of widespread market adoption. We unveiled the industry's first unified, fuel-agnostic internal combustion powertrain platforms, and we continue to see momentum in our electrolyzer technology and green hydrogen production opportunities. We also made significant strides in advancing our growth strategy most notably through the acquisitions of Jacobs Vehicles Systems ("Jacobs"), Meritor, and the Siemens Commercial Vehicles business, as well as announced several major new partnerships that will help generate future growth in our New Power Business.

As outlined in our strategy, we continued investing in new technologies that will fuel profitable growth in the future across our businesses. In 2022, we invested a record $1.3 billion in research and development in our product portfolio of diesel, natural gas, battery, fuel cells, electrolyzers and related components. We remain disciplined as we examine new organic investment, partnership and acquisition opportunities that leverage our capabilities and are committed to continuing to deliver top quartile return on our invested capital.

HOW DO OUR PAY STRATEGY AND PROGRAMS SUPPORT OUR BUSINESS STRATEGY?

Our compensation programs are designed to drive our business strategy and results. In 2022, our Annual Bonus Plan (ABP) continued to focus on Return on Average Net Assets (ROANA). Our Long-Term Incentive Plan (LTIP) continued to focus on growth in Earnings Before Interest Taxes, Depreciation, and Amortization (EBITDA) and Return on Invested Capital (ROIC). Both plans are designed to encourage plan participants to appropriately balance our growth, profitability, and our efficient management of capital to drive shareholder value in the short term as well as through our economic cycles in the long term.

In 2022, we conducted a comprehensive review of our pay strategy and programs to ensure their alignment with the company's decarbonization strategy. This process resulted in changes to our approach to pay on a go-forward basis, beginning in 2023. Highlights include:

- ✓ We will continue to operate as "one Cummins," characterized by a strong culture and synergies across business units. However, the new program will also recognize New Power's need to focus on different measures of success and attract and retain talent with different skills compared to those in our traditional core engine business. As a result, the performance measures and their linkage to our traditional core and New Power entities are tailored to the unit in which the participant works
- ✓ The program will also recognize the decision by the company to spin off Atmus, our filtration business, into a publicly traded company so that Atmus has its own access to capital. We anticipate that Atmus will complete its initial public offering in 2023. As a result, Atmus' 2023 incentive programs will be driven entirely by Atmus' performance, except that Atmus LTIP participants will receive Cummins equity until Atmus completes its initial public offering. When Atmus completes its initial public offering, Atmus LTIP participants will receive Atmus equity-based compensation
- ✓ To help retain valuable talent and reinforce the alignment of interests between our employees and shareholders, the compensation program will provide for broader participation in our equity incentive plans and heavier and more strategic use of equity, where warranted. For example, starting in 2023, participants in New Power and Atmus will receive Restricted Stock Units (RSUs) in lieu of Performance Cash

In recognition of the increasing competitiveness for talent, the program will allow for greater flexibility in making pay decisions.

In 2023, we also are offering a Deposit Share Program to encourage long-term retention and continuity and alignment of the interests of our named executive officers with our shareholders. Under the Program, designated participants, including certain of our named executive officers, are eligible to receive matching grants of restricted stock units if they commit newly acquired shares of our common stock and agree to hold those newly acquired shares for five years. The matching grants of restricted stock units will cliff vest on the fifth anniversary of the participation deadline if the participant has remained continuously employed and has satisfied the holding requirement for the newly acquired shares.

2023 CHANGES TO CUMMINS' INCENTIVE FRAMEWORK

The changes to our 2023 pay programs are designed to reinforce those drivers of value that continue to be important, while also recognizing the changing demands of our future. These changes are summarized in the chart below:

	2022		2023		
	Plan Element	All Participants	Cummins Participants	New Power Participants	Atmus Participants
Annual Bonus Plan	Linkage	100% Cummins	100% Cummins	30% Cummins 70% New Power (NP)	100% Atmus
Annual Bonus Plan	Measures & Weightings	100% Cummins ROANA	70% Cummins EBITDA 30% Cummins Operating Cash Flow	30% Cummins EBITDA 30% NP Revenue 40% NP Strategic Scorecard	100% Atmus EBITDA
Long-Term Incentive Plan	Vehicle Mix	70% Performance Shares 30% Performance Cash	70% Performance Shares 30% Performance Cash	70% Performance Shares 30% Restricted Stock Units (RSUs)	70% Performance Shares 30% RSUs
Long-Term Incentive Plan	Linkage	100% Cummins	100% Cummins	30% Cummins 70% NP	100% Atmus
Long-Term Incentive Plan	Measures & Weightings	Perf. Shares and Cash - 80% Cummins ROIC - 20% Cummins Cumulative EBITDA	Perf. Shares and Cash - 80% Cummins ROIC - 20% Cummins Cumulative EBITDA	Performance Shares - 30% Cummins ROIC - 70% NP Cumulative Revenue	Performance Shares - 50% Atmus ROIC - 50% Atmus Cumulative EBITDA

HOW DID OUR TALENT STRATEGIES AND ACTIONS SUPPORT OUR PERFORMANCE?

We employ approximately 73,600 people operating in 52 countries around the globe. We believe that a global, diverse, and healthy workforce, supported by talented, inspiring leaders, is a critical ingredient to our maintaining a competitive advantage in our global marketplace. Our talent strategy is designed to "Inspire and Encourage All Employees to Reach Their Full Potential." This strategy is built upon four pillars, each of which is described in more detail below:

CUMMINS' TALENT STRATEGY: BUILT ON FOUR PILLARS

CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT

ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS

DEVELOP SELF-AWARE AND EFFECTIVE LEADERS

ADVANCE OUR WORKFORCE STRATEGY BY EXTENDING OUR TALENT MANAGEMENT STRATEGIES TO ALL EMPLOYEES

FIRST PILLAR: CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT

We consider Diversity, Equity, and Inclusion (DE&I) to be a business imperative that creates value for all our stakeholders. In 2022, we advanced our DE&I framework that prioritized the establishment of equitable experiences throughout the employee life cycle of under-represented groups and the enablement of DE&I skills and competence in our leaders and employees. Specifically, Cummins identified a number of primary global DE&I initiatives on which to focus:

- Disability inclusion, enabling people with disabilities to work toward their full potential. Examples include accessibility-related features integrated into Cummins' global building standards and accessible technology solutions for employees with disabilities
- Global gender representation, with multiple initiatives focused on the attraction, retention, development, and advancement of women. Examples include Cummins College of Engineering for Women, gender-focused supply chain development in Latin America, and Cummins RePower program for female engineers and technical professionals
- Veteran inclusion, accelerating the strategy and engagement of this initiative to improve workforce inclusion and support Veterans and their families. Examples include signing the United Kingdom Armed Forces Covenant, increasing Veteran hires through the Skillbridge program, participating in the U.S. Chamber of Commerce's Hiring our Heroes Fellowship Program, and creating our veteran mentoring program

Cummins' intentional focus is having a significant impact on the company and its employees. Here is a look at key diversity demographics at Cummins. Please note that these calculations do not include employees from Meritor, which the company acquired in August 2022.

- Cummins appointed its first woman President and Chief Executive Officer, Jennifer Rumsey, in July 2022
- 46% of the Cummins Leadership Team (CLT), the top leadership team at the company, are women
- Over 40% of the company's Vice Presidents are women
- 28.3% of the Cummins global workforce is comprised of women, up from 27.8% in 2021
- 25% of the company's U.S. based Vice Presidents are Black or Latinx
- 60% of the CLT has lived and worked outside of the United States during their time with Cummins
- The 13-member Board of Directors has five women (38%) and three members who are Black or Latinx (23%)

Cummins has established aspirational representation goals at all company levels for women, Black, and Latinx employees. We measure our progress against these goals quarterly.

Given these and other efforts, Cummins was recognized with a number of distinctions, including:

Bronze-level Military Friendly Company	**2022 Best Place to Work for Disability Inclusion** (second year in a row)	**2022 Forbes Best Employers for Diversity**

2022 Star Award for Company of the Year by Society of Hispanic Professional Engineers (SHPE)	**Partnership award from Girls Inc.**	**Best Company for LGBTQ+ Employees on Corporate Equality Index**	**National Association of Corporate Directors (NACD) Diversity, Equity, and Inclusion award finalist**

SECOND PILLAR: ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS

At Cummins, providing meaningful, equitable health, wellness and rewards programs is at the center of our compensation and benefits strategy. In 2022, we:

- Continued to strengthen our global mental health campaign to normalize and destigmatize mental health
- Created equitable and inclusive care by expanding our U.S. benefits to include LGBTQ+ inclusive care, hearing benefits, broader travel benefits, and better dental care
- Supported our employees across the globe in our 2022 post-COVID-19 environment by distributing thousands of self-administered COVID-19 detection tests, providing direct medical case management support for employees on leave, and assisting employees with their return to work following an illness; and
- Launched a global recognition program that demonstrated care and concern for our employees who contributed significantly to Cummins' success in the face of difficult economic challenges. In particular, we delivered recognition awards in the form of either restricted stock or cash to 53,000 employees

THIRD PILLAR: DEVELOP SELF-AWARE AND EFFECTIVE LEADERS

Cummins views talent development and succession planning as critical to achieving its DE&I objectives. For talent development, we focus on the entire employee lifecycle experience, from recruitment and hiring, to development and progression, to retirement. To achieve a distinguishing positive experience, we focus holistically on our employees being able to easily learn about talent strategy and planning, leadership and other development opportunities, retention strategies, performance management, compensation and benefits management, and succession planning. We provide our leaders the tools they need to advance their personal growth as well as their contribution to the sustainable growth of our enterprise.

Cummins follows a disciplined process to ensure it is generating capable and diverse talent slates for all senior positions and developing high-potential leaders to close any skill and behavioral gaps. Cummins views a robust succession planning process as a critical component to minimizing risks and achieving its diversity objectives. Importantly, in 2022, Cummins' succession planning process resulted in a successful transition of the CEO role from Tom Linebarger to Jennifer Rumsey. In addition, the Cummins Leadership Team (CLT), comprised of those who are directly reporting to Jennifer Rumsey, was successfully reconstituted. The CLT is comprised of a diverse and talented group of 15 executives, including 7 women and 6 people of color.

FOURTH PILLAR: ADVANCE OUR WORKFORCE STRATEGY BY EXTENDING OUR TALENT MANAGEMENT STRATEGIES TO ALL EMPLOYEES

Cummins has created a strong work environment in which people can enter the firm at an early stage in their careers and grow with the company, aided by best-in-class development programs. Given our long-term decarbonization strategy, we also recognize the need to act with agility at all levels, including mid- and senior-career hires, particularly with respect to our highly competitive technical positions.

As a result, we implemented new approaches to help manage the career and pay progression of Cummins' employees. This new approach will provide managers greater autonomy and flexibility so they can more effectively recruit, retain, and optimize the deployment of our people to overcome challenges in our highly competitive talent markets. We also have developed more effective mechanisms for recruiting talented individuals at all levels in the organization, as well as progressing people more quickly within the organization. This diversifies our approach to talent management, which is benefiting both our employees and the company.

HOW DID WE ALIGN EXECUTIVE PAY AND PERFORMANCE?

ANNUAL BONUS PLAN

Our Annual Bonus Plan paid out 70% of target based on actual 2022 ROANA of 29.8% against a target of 32.35%. All employees participating in the bonus plan received the same payout factor.

PERFORMANCE SHARE & PERFORMANCE CASH PLANS

Our Performance Share and Performance Cash plans for the 2020-2022 performance cycle paid out at 90% of target based on actual 3-year cumulative EBITDA of $10,594 million compared to our goal of $10,802 million, and ROIC of 15.2% compared to our target of 15%. All employees participating in the long-term performance plans received the same payout factor.

LONG TERM INCENTIVE MIX

As previously disclosed, the 2022 long-term incentive grant was 100% performance-based. The grants consisted of performance shares (70%) and performance cash (30%).

ALIGNMENT BETWEEN CEO'S REALIZABLE PAY & FINANCIAL / TSR PERFORMANCE

Every year, the Committee, along with its consultant, Farient Advisors LLC ("Farient"), quantitatively and qualitatively assesses the relationship between realizable pay of our CEO and our company's performance. As in prior years, the Committee determined that our CEO's pay and our company's performance are closely aligned. This year, to comply with the new SEC requirements on Pay vs. Performance disclosure, our analysis of pay and performance alignment can be found in the Pay vs. Performance section of this proxy.

Purpose and Principles of our Executive Compensation Program

PURPOSE OF OUR EXECUTIVE COMPENSATION PROGRAM

Our long-term success depends on our ability to attract, motivate, focus, and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our incentive plans, which apply to all participants including executives, are designed to link pay to Cummins' annual and long-term performance, and to the successful execution of Cummins' business strategies. Our salary levels and incentive targets are intended to recognize individual performance and market pay levels. We also use our executive compensation program to encourage high performing executives to remain with us over the course of their careers.

PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation philosophy rewards executives for achieving our financial objectives and building long-term value for our shareholders and other stakeholders. We also follow several other principles when designing our executive compensation program including:

MARKET POSITIONING We believe that, on average, our executives' target total direct compensation opportunity (consisting of base salary, target annual bonus, and target long-term incentive value) should be at the median of the market.

SHORT-TERM / LONG-TERM MIX We believe that there should be an appropriate balance between annual and long-term elements of compensation commensurate with the position's decision-making time horizon and competitive context.

PAY AT RISK We believe that the more senior an executive's position, the more compensation should be "at risk," which means it will vary based on Cummins' financial and stock price performance.

RETENTION We believe that our compensation program should support retention of our experienced executives and achievements of our leadership succession plans.

SIMPLE AND TRANSPARENT We believe that our executive compensation program should be transparent to our investors and employees as well as simple and easy to understand.

ALIGNMENT WITH SHAREHOLDER INTERESTS We believe that equity-based compensation and stock ownership should be a substantial part of our executive compensation program to link executives' compensation with our shareholders' returns. The greater the level of responsibility of the executive, the more his or her compensation should be stock-based and the higher his or her stock ownership requirement should be.

Named Executive Officers ("NEOs")



JENNIFER RUMSEY

President and Chief Executive Officer



TOM LINEBARGER

Executive Chairman



MARK SMITH

Vice President – Chief Financial Officer



LIVINGSTON L. SATTERTHWAITE

Senior Vice President



TRACY EMBREE

Vice President and President Distribution



SHARON BARNER

Vice President – Chief Administrative Officer and Corporate Secretary

Advisory Shareholder Say-on-Pay Vote

At our 2022 Annual Meeting, after the 2022 executive compensation actions described in this CD&A had taken place, we held an advisory shareholder vote to approve the compensation of our Named Executive Officers (our "NEOs"). Of the votes cast by our shareholders, 89.5% were voted in favor of our executive compensation.

The Committee considered these voting results along with shareholder feedback as a part of its comprehensive assessment of Cummins' executive compensation programs. Given the support we received from shareholders, we did not undertake any material changes to our executive compensation program in response to this vote. The Committee will continue to review our compensation programs each year in light of the annual "say-on-pay" voting results and will continue to solicit shareholder feedback to ensure our programs are aligned with their expectations.


89.5%
APPROVAL

Compensation Elements Support Pay For Performance Philosophy

As in prior years, our compensation program is designed to support our pay-for-performance philosophy aligned with the interests of our shareholders and other stakeholders. The key elements of our executive compensation program for 2022 were:

Compensation Element	Form of Payment	Performance Metrics	Rationale
Base salary	Cash	Individual Performance	Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience.
Annual bonus	Cash	Return on Average Net Assets (ROANA)	Rewards operational performance. ROANA balances growth, profitability and asset management.
Long-term incentive compensation	Performance cash (30%) and Performance shares (70%)	Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period	ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value.

As described below under "One-time Bonus and Special Equity Awards" in 2022 we granted a one-time special cash bonus payment to Ms. Barner in recognition of her service as interim Chief Human Resources Officer. In 2022, we also granted a special equity award to Ms. Embree. This grant was intended to be an extraordinary award focused on the retention of a highly capable and sought-after business leader and was issued outside of our annual long-term incentive compensation program.

We believe the compensation of our most senior executives should be based on Cummins' overall financial performance and a significant portion of their pay should be incentive-based and therefore at risk.

In 2022, performance-linked components (annual bonus and long-term incentive compensation other than the special equity award and a one-time special cash payment described below under "One-time Bonus and Special Equity Awards) were 87% of the CEO's target total direct compensation opportunity and 77% of the average target total direct compensation opportunity for the Named Executive Officers. These pay elements were allocated as shown below.

TARGET TOTAL DIRECT COMPENSATION MIX – FISCAL YEAR 2022


13%
Salary
64.5%
Long-Term Incentive (LTI)
JENNIFER RUMSEY, PRESIDENT AND CEO
22.5%
Annual Bonus
PERFORMANCE LINKED 87%
23%
Salary
52%
Long-Term Incentive (LTI)
OTHER NEOS AS A GROUP (AVERAGE)
25%
Annual Bonus
PERFORMANCE LINKED 77%

Target Executive Compensation Informed By the Market

The Committee reviews our executive compensation levels and programs on a regular basis. For pay levels, we generally target the median of the market for total direct compensation as well as its components, including salary, bonus targets, and long-term incentive target values. We consider target compensation to be market competitive if it is within +/-10% of the median level indicated by the benchmarking data.

For making 2022 pay decisions, our primary compensation benchmarking sources were manufacturing companies in nationally recognized compensation surveys. We also considered data from our Custom Peer Group (described below) regarding pay levels for the CEO and CFO and pay program design, dilution, and performance. We believe this approach provides an appropriate representation of the market, and using multiple sources lessens the impact of fluctuations in market data over time.

Our Custom Peer Group, identified in 2021 for making 2022 pay decisions, was made up of the fifteen public companies listed below. All companies fell into at least one of the following categories:

- customers with a strong presence in one or more of our major markets;
- companies that compete directly or indirectly with one or more of Cummins' businesses;
- key suppliers of related products; and
- diversified industrial companies that compete for investor capital within the Industrial market segment.

The Custom Peer Group companies are also similar to Cummins in size and investor profile and compete with us for customers and talent.

Borg Warner Incorporated (BWA)	Caterpillar Incorporated (CAT)	Daimler Truck AG (DTG-XE)
Deere & Company (DE)	Donaldson Co. Incorporated (DCI)	Eaton Corporation (ETN)
Emerson Electric Co. (EMR)	Fortive Corporation (FTV)	Honeywell International Inc. (HON)
Illinois Tool Works (ITW)	Paccar Incorporated (PCAR)	Parker-Hannifin Corporation (PH)
Textron Incorporated (TXT)	Volvo AB (VOLV B-SE)	W.W. Grainger (GWW)

Navistar was dropped from the peer group identified in 2021 for making 2022 pay decisions. The decision to drop Navistar was due to the Traton Group's acquisition of the company.

Executive Compensation Best Practices

We continually review best practices in the area of executive compensation and incorporate those practices in our executive compensation arrangements.

WHAT WE DO	WHAT WE DO NOT DO
Set clear financial goals that we believe are challenging yet achievable, meet or exceed competitive standards, and will enhance shareholder value over time	We do not allow backdating or repricing of stock options
Use different measures to ensure our executives focus on both annual and longer-term goals	We do not have separate employment contracts with our executive officers
Tie incentive awards for all participants at least in part to overall company performance to reinforce the importance of the company's success and to encourage collaboration and teamwork	We do not guarantee salary increases, bonuses or equity grants for our executive officers
Encourage executives to focus on the sustained long-term growth of our company and promote retention by vesting performance-based awards only at the end of the performance or service period	We will not gross-up excise taxes that may be imposed on payments to our executive officers in connection with a change in control
Cap payouts under our short- and long-term incentive compensation plans at 200% of the target awards	Perquisites do not constitute a major element of our executive compensation program
Require all incentive awards for senior executives be subject to clawback and cancellation provisions	We do not permit officers or directors to engage in pledging, hedging or similar types of transactions with respect to our stock
Maintain a Talent Management and Compensation Committee composed of independent directors who are advised by an outside, independent compensation consultant	We do not pay dividends or dividend equivalents on unearned performance shares
Complete an annual assessment of the risk associated with our compensation program	
Require executive officers and outside directors to maintain prescribed stock ownership levels	
Subject our executives to double trigger change in control provisions	

HOW PERFORMANCE MEASURES AND GOALS ARE DETERMINED

The Committee regularly reviews all elements of our executive compensation program and makes changes as it deems appropriate. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices in the following areas:

- Pay strategy and positioning;
- Annual bonus plan design, including performance measures and goals and plan leverage;
- Long-term incentive plan strategy and design, including the mix of elements, as well as performance measures and goals and plan leverage;
- Stock ownership guidelines;
- Executive perquisites, including personal use of company aircraft; and
- Executive benefits and protection policies, including severance practices for officers, supplemental retirement plans, deferred compensation plans and change in control arrangements.

The Talent Management and Compensation Committee establishes performance measures and goals each year for the annual and long-term incentive plans that are designed to help achieve our business strategy and objectives. The Committee also benchmarks against the historical performance of the Custom Peer Group and considers whether Cummins' goals are sufficiently demanding relative to our peers. Additionally, the Committee solicits Farient's assessment regarding the degree of difficulty associated with the incentive plan performance targets relative to both external analyst expectations for performance and peer performance expectations. The Committee believes this process leads to appropriate performance targets and incentive awards that reflect the creation of shareholder value.

The Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions (such as acquisitions, divestitures, or newly-formed joint ventures) or other unusual items (such as pension plan contributions above required levels, restructuring, or significant tax legislation) if such events were not anticipated at the time performance targets were initially established.

Compensation Programs

Our executive compensation program consists of three principal elements: base salary, annual bonus, and long-term incentive compensation. Together, these elements constitute total direct compensation.

Base Salary

We target base salary, on average, at the median of the market for similar executive positions. Some officers' base salaries may vary from the median due to factors such as experience, tenure, potential, performance, and internal equity.

Annual Bonus

HOW BONUSES ARE CALCULATED

Our annual bonus is designed to link participants' pay to our annual financial performance. The payout for each participant, including our NEOs, is calculated using the following formula:

Annual Bonus = **(Executive's Base Salary)** x **(Executive's Participation Rate)** x **(Payout Factor)**

Target awards as a percentage of salary are set such that performance at the target goal level generates an annual bonus aligned with the median range of the market. The "payout factor" is determined based on Cummins' actual financial performance against its annual goals.

2022 ANNUAL BONUS PERFORMANCE MEASURE

ROANA was the sole performance measure for our 2022 annual bonus plan because ROANA appropriately balances our growth, profitability, and the management of our assets, all of which combine to drive our share value.

ROANA for compensation purposes equals:

ROANA = Earnings Before Interest, Taxes, Depreciation, and Amortization (or EBITDA) ÷ Average Net Assets(1)

(1) Average Net Assets is the average of the Net Assets ending in the five quarters preceding our fiscal year. Net Assets is derived from our consolidated balance sheet and excludes debt and related financing accounts, deferred tax amounts, and certain pension and post-retirement liability accounts

ROANA PERFORMANCE TARGETS FOR 2022

Setting the target with the appropriate level of difficulty underscores the importance of achieving or exceeding our annual operating plan (AOP) performance commitment. This approach requires increasingly difficult targets during economic upturns and realistic goals during cyclical downturns. The 2022 ROANA goals were set with this philosophy in mind.

Target ROANA increased from 25.56% in 2021 to 32.35% in 2022. This increase was due to the AOP projections for 2022. Target ROANA was established by the TMCC after reviewing the AOP and considering input from Farient, the Committee's independent outside consultant.

Target ROANA (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2022 ranged from 10% for threshold performance (70% of target ROANA) to a maximum of 200% for superior performance (115% of target ROANA or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

	ROANA Goal	Goal as % of Target	Payout as % of Target(1)
>Maximum	37.20%	115%	200%
Target	32.35%	100%	100%
Threshold	22.65%	70%	10%
<Threshold	<22.65%	<70%	0%
EBITDA at target: $4.130 billion			

(1) Interpolate for performance between discrete points, rounded to the nearest 10% increment

2022 ROANA PERFORMANCE AND PAYOUTS

Our 2022 ROANA performance was 29.8%, and, as a result, the payout factor used to calculate the 2022 annual bonus for all participants, including Named Executive Officers, was 70% of target.

In calculating the 2022 annual bonus, we made the following exclusions:

- $81 million in costs associated with the separation of the Filtration business
- $26 million of net benefit from the Meritor business which includes acquisition and integration costs
- $111 million of expense related to the indefinite suspension of operations in Russia, including inventory write-offs, account receivable write-offs, breach of contract accruals, employee severance, and other required expenses

Annual Bonus Performance Measure
ROANA


29.8%
200%
100%
10%
Performance Factor
THRESHOLD
TARGET
MAXIMUM
ABOVE MAXIMUM
Actual
29.8%
70%
100%
115%
2022
ROANA GOAL
22.65%
32.35%
37.2%

Performance Factor 0.7

Long-Term Incentive Compensation

FORM OF LONG-TERM INCENTIVE AWARDS FOR 2022

Our long-term incentive compensation program for 2022 consisted of performance shares and performance cash, weighted 70% and 30%, respectively. We believe that the combination of these long-term incentive vehicles supports our pay-for-performance philosophy, provides appropriate incentives for participants to achieve financial targets, and provides strong linkage between the economic interests of our participants, including our NEOs, and our shareholders.


70%

Performance Shares
ROIC weighted at 80% and EBITDA weighted at 20%.
Term: 3-years


30%

Performance Cash
ROIC, weighted at 80% and EBITDA weighted at 20%
Term: 3-years

TARGET GRANT VALUES

The TMCC generally sets the target long-term incentive values for our officers on average at the median of the market. Grant values are set using a market-based economic valuation methodology which converts the targeted value of the grants into a targeted number of performance shares and dollar amount of performance cash. The number of performance shares granted is based on a three-month average daily trading day stock price in the final quarter of our prior fiscal year to mitigate the impact of temporary stock price spikes or drops on the number of shares to be granted.

PERFORMANCE PLAN MEASURES

For the last several years, we have used two metrics for our long-term performance cash and performance shares: Return on Invested Capital (ROIC), which has an 80% weighting, and earnings before interest, taxes, depreciation, and amortization (EBITDA), which has a 20% weighting. The Talent Management and Compensation Committee reaffirmed these metrics were appropriate for the 2022-2024 award cycle as we continued to focus on both growth and delivering strong returns on the capital we invest. Together these metrics strongly correlate with total shareholder return.

ROIC


80%

Return on invested capital is the amount of return a company makes divided by debt and equity capital. It is used as a performance benchmark when compared to other companies.

+

EBITDA


20%

Earnings before interest, taxes, depreciation and amortization is a useful measure of operating performance as it assists investors and debt holders in comparing performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending on many factors.

ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2020-2022 AWARD CYCLE

For the 2020-2022 performance cycle, we set a stable ROIC target of 15%, which represents a target that is both above the median of our peer group as well as a challenging goal across the 3-year performance period. We endeavor to maintain a stable target as long as our strategy remains the same in delivering competitive long-term returns. We also established a cumulative 3-year EBITDA goal the Talent Management and Compensation Committee deemed to be challenging, yet realistic, and consistent with our long-term strategy and financial plans.

ROIC for compensation purposes equals:

ROIC = Average Earnings Before Interest Expense and Noncontrolling Interests after taxes for the 3-year performance period ÷ Average Invested Capital for the 3-year performance period

EBITDA for compensation purposes equals:

EBITDA = Cumulative Earnings Before Interest Expense, Income Taxes, Noncontrolling Interests, Depreciation and Amortization for the 3-year performance period

The table below summarizes the ROIC and EBITDA targets for the 2020-2022 award cycle.

	ROIC Goal (80% Weighting)	ROIC Goal as a % of Target	EBITDA Goal (20% Weighting)	EBITDA Goal as % of Target	ROIC and EBITDA Payouts as % of Target(1)
<Maximum	19.50%	130%	$12,422	115%	200%
Target	15.00%	100%	$10,802	100%	100%
Threshold	10.50%	70%	$9,182	85%	10%
<Threshold(2)	10.50%	<70%	<$9,182	<85%	0%

(1) Interpolate for performance between discrete points

(2) Plan does not require that both measures are above threshold for a payout to occur

2020-2022 LONG-TERM PERFORMANCE CASH AND PERFORMANCE SHARE PAYOUTS

Based on our actual performance from January 1, 2020 through December 31, 2022, our ROIC was 15.2% and our 3-year Cumulative EBITDA was $10,594 million. As a result, the payout factor used to calculate the awards for all long-term incentive plan participants was 90%. We made the following exclusions:

In calculating the 2020-2022 long-term incentive performance, we made the following exclusions:

- $81 million in costs associated with the separation of the Filtration business
- $26 million of net benefit from the Meritor business which includes acquisition and integration costs
- $111 million of expense related to the indefinite suspension of operations in Russia, including inventory write-offs, account receivable write-offs, breach of contract accruals, employee severance, and other required expenses

ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2021-2023 AND 2022-2024 AWARD CYCLES

The table below summarizes the ROIC and EBITDA targets for the 2021-2023 award cycle.

	ROIC Goal (80% Weighting)	ROIC Goal as a % of Target	EBITDA Goal (20% Weighting)	EBITDA Goal as % of Target	ROIC and EBITDA Payouts as % of Target(1)
<Maximum	19.50%	130%	$12,157	115%	200%
Target	15.00%	100%	$10,571	100%	100%
Threshold	10.50%	70%	$8,985	85%	10%
<Threshold(2)	10.50%	<70%	<$8,985	<85%	0%

(1) Interpolate for performance between discrete points

(2) Plan does not require that both measures are above threshold for a payout to occur

The table below summarizes the ROIC and EBITDA targets for the 2022-2024 award cycle.

	ROIC Goal (80% Weighting)	ROIC Goal as a % of Target	EBITDA Goal (20% Weighting)	EBITDA Goal as % of Target	ROIC and EBITDA Payouts as % of Target(1)
<Maximum	19.50%	130%	$14,124	115%	200%
Target	15.00%	100%	$12,282	100%	100%
Threshold	10.50%	70%	$10,440	85%	10%
<Threshold(2)	10.50%	<70%	<$10,440	<85%	0%

(1) Interpolate for performance between discrete points

(2) Plan does not require that both measures are above threshold for a payout to occur

One-Time Bonus and Special Equity Awards

In recognition of the additional responsibilities assumed by Ms. Barner during her service as Interim Chief Human Resources Officer for nine months of 2022, the Talent Management and Compensation Committee awarded Ms. Barner a one-time unrestricted cash bonus payment of $750,000. This bonus was paid to Ms. Barner on November 4, 2022. The value of this bonus was determined by assessing the approximate median target total short-term compensation opportunity of a Chief Human Resources Officer in the external market, pro-rated for the nine-month period of service. This bonus did not affect the calculation of Ms. Barner's eligible compensation for purposes of her 2022 variable compensation nor will it factor into the calculation of any defined benefit retirement program.

As previously disclosed, given the company's desire to retain highly capable and sought-after business leaders, the Talent Management and Compensation Committee awarded Ms. Embree a special restricted stock award, with a target value of $500,000(1), effective March 1, 2022. The grant is subject to ratable vesting over three years beginning on the second anniversary of the grant date.

A similar award consisting of a special restricted stock award, with a target value of $500,000 was also provided to Ms. Embree effective on August 1, 2021. This grant is also subject to ratable vesting over three years beginning on the second anniversary of the grant date.

The total award value between the two grants was chosen as an amount that would be sufficient to retain Ms. Embree. Additionally, the award further strengthens the ownership stakes of a high performing executive who plays a critical role in the company's success.

(1) The target dollar value of the equity grants noted above does not reflect the grant date fair value for purposes of U.S. GAAP. Instead, based upon the target dollar value of the equity awards, the actual number of restricted stock units or shares of restricted stock granted was determined by dividing the target dollar value by an average of the closing prices of our common stock over a six-month period.

The Compensation Decision Process

ROLE OF OUR TALENT MANAGEMENT AND COMPENSATION COMMITTEE

The Talent Management and Compensation Committee reviews and discusses the Board's evaluation of the President and Chief Executive Officer's performance, including the progress made in implementing Cummins' business strategy and achieving specific long- and short-term business objectives. The Committee considers those discussions and the results of the formal review to determine the compensation of our Chief Executive Officer for the coming year. The Committee Chair then informs the Board of the Committee's decisions. Members of management do not make recommendations regarding the compensation of our President and Chief Executive Officer.

ROLE OF OUR CHIEF EXECUTIVE OFFICER

For other executives, including the NEOs, the President and Chief Executive Officer considers performance and makes individual recommendations to the Committee on base salary, annual incentive targets, and long-term incentive targets. This review occurs annually at the February Talent Management and Compensation Committee meeting, which is the first meeting of the year and provides the earliest opportunity to review and assess individual and corporate performance for the previous year.

The Talent Management and Compensation Committee evaluates each officer's compensation relative to the market median for similar positions and considers internal equity and the experience, tenure, potential and performance of each officer and modifies and approves, as appropriate, these recommendations.

ROLE AND INDEPENDENCE OF OUR COMPENSATION CONSULTANT

For 2022, the Talent Management and Compensation Committee engaged Farient Advisors LLC, or Farient, as its independent compensation consultant to provide input and advice to the Committee. The consultant also advises the Committee on non-employee director compensation. Other than the services provided to the Committee, Farient does not provide any other services to our company. Our Committee maintains a formal process to ensure the independence of any executive compensation advisor engaged by the Committee, including consideration of all factors relevant to the advisor's independence from management, including those factors specified by the NYSE listing rules. The Committee assessed the independence of Farient in light of those factors and concluded that Farient is an independent compensation advisor and that its work for the Committee did not raise any conflict of interest.

The Committee oversees the work of the consultant and has final authority to hire or terminate any consultant. The Committee also annually reviews structural safeguards to assure the independence of the consultant.

Compensation Decisions Pertaining to our Named Executive Officers

The discussion below outlines each NEO's responsibilities, performance highlights for 2022, the compensation decisions made, and incentive outcomes for each individual.

The Talent Management and Compensation Committee believes the 2022 compensation packages for our NEOs and our executive compensation program align the interests of our shareholders and executives by emphasizing variable, at-risk compensation tied to measurable performance goals using an appropriate balance of short-term and long-term objectives.

Jennifer Rumsey



President and Chief Executive Officer

2022(1)


Base Salary:
$1,500,000
Target LTI for 2022:
$7,500,000(3)
87%
At-Risk
Target Annual Bonus:
$2,625,000(3)

2021(2)


Base Salary:
$740,000
Target LTI for 2021:
$2,300,000(3)
80%
At-Risk
Target Annual Bonus:
$703,000(3)

(1) 2022 pay for Ms. Rumsey reflects her pay as of August 2022 when she was promoted to President and Chief Executive Officer.

(2) 2021 pay for Ms. Rumsey reflects her pay as of March 2021 when she was promoted to President and Chief Operating Officer.

(3) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Ms. Rumsey served as our President and Chief Executive Officer in 2022. She was promoted to this role in August 2022 after serving as President and Chief Operating Officer. As part of the promotion, taking into account the median levels indicated by benchmarking data relating to her new role, the TMCC increased Ms. Rumsey's base salary to $1,500,000, set her target annual bonus to $2,625,000 (175% of base salary), and increased her target long-term incentive award to $7,500,000. Ms. Rumsey's target total direct compensation in 2022 compared to 2021 is shown in the charts above.

In 2022, Ms. Rumsey:

- Led the company's overall operations delivering a 9% increase in organic sales and 13% increase in EBITDA, in the midst of significant supply chain and logistics challenges. ROIC increased to 16.7% from 15.1% in 2021, excluding the impact of the Meritor acquisition.
- Played a leadership role in advancing key Cummins strategies including our Destination Zero decarbonization strategy, advancing partnerships, and launching new products globally.
- Continued to work with OEM and end user customers to deliver value through improved product quality and performance and excellent product support.
- Actively engaged and communicated with employees to inspire and motivate them and ensure we create the right environment for their success in delivering our mission, vision, and values.
- Advanced the company's diversity, equity & inclusion efforts through involvement in the Chairman's Diversity Council.
- Co-sponsored the Cummins Power Women Corporate Responsibility Initiative.
- Partnered with Mr. Linebarger to smoothly transition into the CEO role in August.

Ms. Rumsey's target compensation compared to her realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$1,500,000	Not Applicable	$1,500,000	Reflects Ms. Rumsey's base salary as of August when she was promoted to President and CEO
Annual Bonus for 2022	$2,625,000	70%	$1,837,500	Reflects Ms. Rumsey's annual bonus as of August when she was promoted to President and CEO. $2,625,000 x 70%
Performance Cash for 2020-2022 cycle	$512,000	90%	$460,800	$512,000 x 90%
Performance Shares for 2020-2022 cycle	2,840	90%	2,556 Performance shares earned for 2020-2022 cycle, valued at $619,293	Value reflected $242.29 stock price on December 30, 2022; 2,840 shares x 90% x $242.29 stock price

N. Thomas Linebarger



Executive Chairman

2022


Base Salary:
$1,150,000[3]
Target LTI for 2022:
$1,750,000[2][4]
75%
At-Risk
Target Annual Bonus:
$1,725,000[2][4]

2021


Base Salary:
$1,575,000[1]
Target LTI for 2021:
$9,000,000[2]
88%
At-Risk
Target Annual Bonus:
$2,520,000[2]

(1) The salary shown is based on the annualized salary that was intended to be paid starting on July 1, which is Cummins' normal effective focal increase date.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

(3) The salary shown for 2022 reflects Mr. Linebarger's salary effective in August 2022 after he transitioned from Chairman and Chief Executive Officer to Executive Chairman.

(4) The target incentive values for 2022 reflect the pro-rated amounts that Mr. Linebarger received after he transitioned from Chairman and Chief Executive Officer to Executive Chairman.

Mr. Linebarger served as our Chairman of our board and Chief Executive Officer from 2012 to August 2022. At the beginning of 2022, the TMCC determined to maintain Mr. Linebarger's salary, target annual bonus, and target long-term incentive compared to the levels established in 2021. Mr. Linebarger's pay was adjusted, however, in August 2022 when he transitioned from Chairman and Chief Executive Officer to Executive Chairman. The following pay adjustments were made as part of the role change.

- Mr. Linebarger's salary decreased from $1,575,000 to $1,150,000
- Mr. Linebarger's annual bonus target incentive as a percentage of base salary decreased from 160% to 150%.
- Mr. Linebarger's annual target long term incentive for the 2022-2024 performance cycle was reduced from $9,000,000 to $1,750,000. This was calculated by taking 7 months of service in the role as Chairman and Chief Executive Officer divided by 36 months in the performance cycle to arrive at a pro-ration factor of 19.44%.

The Committee felt that Mr. Linebarger's 2022 final pay package was appropriate for his role as Executive Chairman and aligned to the external market for a role of similar responsibilities.

In 2022, Mr. Linebarger:

- Delivered record revenues of $28.1 billion and net income of $2.2 billion.
- Led a successful succession of the CEO role.
- With our lead Director, ensured the collective membership of our company's Board comprise diversity of experience, tenure, race, and gender.
- Demonstrated strong commitment toward the company's Destination Zero decarbonization goals, including significant investment in fuel cell, electrolyzer, and battery electric technologies, and serving as the Chairman of the Hydrogen Council.
- Advanced the company's diversity, equity & inclusion efforts through leadership of the Chairman's Diversity Council, investment in external community partnerships focused on racial justice, and sponsorship of an immersive program to expand our executive leadership team's understanding of and competency in talking about race.

Mr. Linebarger's target compensation compared to his realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$1,150,000	Not Applicable	$1,150,000	The salary shown for 2022 reflects Mr. Linebarger's salary effective in August 2022 after he transitioned from Chairman and Chief Executive Officer to Executive Chairman
Annual Bonus for 2022	$1,725,000	70%	$1,207,500	$1,725,000 x 70%
Performance Cash for 2020-2022 cycle	$3,687,000	90%	$3,318,300	$3,687,000 x 90%
Performance Shares for 2020-2022 cycle	20,440	90%	18,396 Performance shares earned for 2020-2022 cycle, valued at $4,457,167	Value reflected $242.29 stock price on December 30, 2022; 20,440 shares x 90% x $242.29 stock price

Mark Smith



Vice President – Chief Financial Officer

2022



Base Salary: $760,000(1)
Target LTI for 2022: $2,250,000(2)
80% At-Risk
Target Annual Bonus: $760,000(2)

2021



Base Salary: $710,000(1)
Target LTI for 2020: $2,000,000(2)
79% At-Risk
Target Annual Bonus: $674,500(2)

(1) The salary shown for each year is based on the annualized salary that was intended to be paid starting on July 1 of each given year, which is Cummins' normal effective focal increase date.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Mr. Smith served as our Vice President – Chief Financial Officer in 2022. He has held this role since 2019. At the beginning of 2022, the TMCC increased Mr. Smith's base salary, target annual bonus, and target annual long-term incentive award to better align him with the external market. Mr. Smith's target total direct compensation in 2022 compared to 2021 is shown in the charts above.

In 2022, Mr. Smith:

- Worked closely with our global business leaders to deliver Sales of $28.1 billion, EBITDA of $3.8 billion and Earnings Per Share per of $15.12 in 2022, all record figures.
- Ensured that the company maintained strong financial controls and liquidity.
- Successfully completed the acquisition of Meritor and led the preparation for the future separation of our Filtration business, as we reposition our business to lead the decarbonization of our industry.
- Continued our focus on our talent management strategy resulting in increased representation of black and female employees in finance leadership positions in the U.S.

Mr. Smith's target compensation compared to his realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$760,000	Not Applicable	$760,000	—
Annual Bonus for 2022	$760,000	70%	$532,000	$760,000 x 70%
Performance Cash for 2020-2022 cycle	$819,000	90%	$737,100	$819,000 x 90%
Performance Shares for 2020-2022 cycle	4,540	90%	4,086 Performance shares earned for 2020-2022 cycle, valued at $989,997	Value reflected $242.29 stock price on December 30, 2022; 4,540 shares x 90% x $242.29 stock price

Tony Satterthwaite



Senior Vice President


2022
Base Salary: $740,000(1)
Target Annual Bonus: $703,000(2)
80% At-Risk
Target Annual LTI: $2,300,000(2)


2021
Base Salary: $740,000(1)
Target LTI for 2021: $5,300,000(2)
Target Annual Bonus: $703,000(2)
89% At-Risk

(1) The salary shown for each year is based on the annualized salary that was intended to be paid starting on July 1 of each given year, which is Cummins' normal effective focal increase date.

(2) The target incentive values differ from those shown in the Summary Compensation table because the table shows earned not target annual incentive awards. The target annual LTI for 2021 includes a one-time performance-based restricted stock unit grant with a target grant value of $3,000,000 that Mr. Satterthwaite received in 2021. Two-thirds of the restricted stock unit grant has been earned based on performance in 2021 and 2022.

Mr. Satterthwaite was appointed Senior Vice President in August 2022. Previously, he served as Vice Chairman. At the beginning of 2022, the TMCC determined to maintain Mr. Satterthwaite's base salary and target annual bonus at the levels established in 2021. The Committee also kept Mr. Satterthwaite's target long-term incentive at the same level of $2,300,000.

Mr. Satterthwaite's target total direct compensation in 2022 compared to 2021 is shown in the charts above.

In 2022, Mr. Satterthwaite:

- Led a leadership development program that reached 1800 employees in 5 regions of the world.
- Drove work to support long-term supply chain sustainability for our core business.
- Expanded business with a strategic customer into a new part of the world.
- Supported the future separation of our Filtration business.
- Refreshed our Digital Strategy to focus on customer value and internal efficiencies.
- Advanced SG&A process improvements to reduce cost.
- Achieved original 2030 targets for Cummins Water Works.

Mr. Satterthwaite's target compensation compared to his realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$740,000	Not Applicable	$740,000	—
Annual Bonus for 2022	$703,000	70%	$492,100	$703,000 x 70%
Performance Cash for 2020-2022 cycle	$942,000	90%	$847,800	$942,000 x 90%
Performance Shares for 2020-2022 cycle	5,220	90%	4,698 Performance shares earned for 2020-2022 cycle, valued at $1,138,278	Value reflected $242.29 stock price on December 30, 2022; 5,220 shares x 90% x $242.29 stock price

Tracy Embree



Vice President and President Distribution

2022


Base Salary:
$680,000[(1)]
Target Annual LTI :
$2,000,000[(2)]
79%
At-Risk
Target Annual Bonus:
$612,000[(2)]

2021


Base Salary:
$660,000[(1)]
Target Annual LTI :
$1,750,000[(2)]
78%
At-Risk
Target Annual Bonus:
$561,000[(2)]

(1) The salary shown for each year is based on the annualized salary that was intended to be paid starting on July 1 of each given year, which is Cummins' normal effective focal increase date.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

(3) The target annual LTI amounts for 2021 and 2022 each include a $500,000 time-vesting restricted stock grant that Ms. Embree received in each year, as outlined in the One-Time Bonus and Special Equity Awards Section. These amounts are characterized as "at risk" solely because the value of the grants depends on the value of our stock.

Ms. Embree served as our Vice President and President – Distribution in 2022. She has held this role since 2019. At the beginning of 2022, the TMCC determined to increase Ms. Embree's base salary, target annual bonus, and long term incentive to better position her with the external market. Ms. Embree's target total direct compensation in 2022 compared to 2021 is shown in the charts above.

In 2022, Ms. Embree:

- Managed through the supply chain and labor sourcing challenges for the Distribution segment while ensuring our customers were supported and the business delivered record EBITDA as a percentage of revenue.
- Introduced the new vision for customer support and ensured that the plans for the Regional operating teams were defined and aligned.
- Partnered with the digital and IT functions to drive improvements in our sales and service platforms and tools and ensured that we have a roadmap for our digital investments in our business.
- Supported the development of our leaders and ensured over 750 Distribution Business Unit (DBU) Global leaders participated in Building Success in You, a training program focused on Cummins Leadership Culture and Behaviors.
- Sponsored critical leadership development activities including our Global Leadership Representation mentoring program, two cohorts of Building Success in You, and the Asia Pacific Global Leadership Development Cohort.
- Partnered with the CEO to deliver Authentic Leadership as part of our Executive Development Program.
- Co-Sponsored our Cummins PSIF safety initiative.

Ms. Embree's target compensation compared to her realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$680,000	Not Applicable	$680,000	—
Annual Bonus for 2022	$612,000	70%	$428,400	$612,000 x 70%
Performance Cash for 2020-2022 cycle	$512,000	90%	$460,800	$512,000 x 90%
Performance Shares for 2020-2022 cycle	2,840	90%	2,556 Performance shares earned for 2020-2022 cycle, valued at $619,293	Value reflected $242.29 stock price on December 30, 2022; 2,840 shares x 90% x $242.29 stock price

Sharon Barner



Vice President – Chief Administrative Officer & Corporate Secretary

2022[3]


Base Salary:
$700,000(1)
Target Annual
LTI :
$1,500,000(2)
76%
At-Risk
Target
Annual Bonus:
$700,000(2)

2021[4]


Base Salary:
$690,000
Target Annual
LTI :
$1,500,000(2)
75%
At-Risk
Target
Annual Bonus:
$552,000(2)

(1) The salary shown is based on the annualized salary that was intended to be paid starting on July 1, which is Cummins' normal effective focal increase date.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

(3) The $750,000 one-time bonus payment made to Ms. Barner in recognition of her service as interim Chief Human Resources Officer is excluded from this chart as it was not part of her target compensation for 2022.

(4) 2021 pay for Ms. Barner reflects her pay as of March 2021 when she was promoted to Vice President – Chief Administrative Officer & Corporate Secretary.

Ms. Barner served as our Vice President – Chief Administrative Officer & Corporate Secretary in 2022. She has held this role since 2021. At the beginning of 2022, the TMCC determined to increase Ms. Barner's base salary and target annual bonus to better align her with the external market. The Committee kept Ms. Barner's target long-term incentive at the same level of $1,500,000.

In 2022, Ms. Barner:

- Served as Interim Chief Human Resource Officer for 9 months, leading the adoption of an international remote work policy, implementing broad-based compensation redesign, and revamping our performance management process.
- As Corporate Secretary, led the transition of outgoing lead director to new lead director and transition of CEO to Chairman of the Board and COO to new President and CEO.
- Led synergy realization of key functions including HR, communications, marketing, legal and facilities regarding integration of Jacobs and Meritor acquisitions.
- Led cross-functional team in the wind down of operations in Russia.
- Led marketing, communications, Cummins business services, facilities, HR and other functions to support the future separation of our Filtration business.
- Partnered with our CEO to co-lead our Cummins Advocates for Racial Equity program ("CARE") engaging more than 150 Cummins employee volunteers, investing nearly $10 million in 2022 and positively impacting over 300 black owned businesses. Ms. Barner co-leads the economic empowerment workstream and developed a Supplier Sponsorship Program for Black Owned Enterprises to increase supplier spend by at least 20% year-over-year.

Ms. Barner's target compensation compared to her realized compensation for 2022 is shown in the table below:

Pay Component	Target	Performance Factor	Realized	Comments
Salary for 2022	$700,000	Not Applicable	$700,000	—
Annual Bonus for 2022	$700,000	70%	$490,000	$700,000 x 70%
Performance Cash for 2020-2022 cycle	$614,000	90%	$552,600	$614,000 x 90%
Performance Shares for 2020-2022 cycle	3,410	90%	3,069 Performance shares earned for 2020-2022 cycle, valued at $743,588	Value reflected $242.29 stock price on December 30, 2022; 3,410 shares x 90% x $242.29 stock price

As referenced in the One-Time Bonus and Special Equity Awards Section, Ms. Barner received a special one-time cash bonus of $750,000 in recognition of her service as the interim Chief Human Resources Officer. Ms. Barner served as the Interim Chief Human Resources Officer for 9 months in 2022 in addition to her responsibilities as Vice President – Chief Administrative Officer & Corporate Secretary. The value of the award was determined by assessing the approximate median short-term compensation opportunity of a Chief Human Resources Officer in the external market, pro-rated for this 9-month period. This $750,000 one-time cash bonus is not reflected in the above table.

Annual Compensation Risk Assessment

In 2022, the Talent Management and Compensation Committee conducted its annual risk assessment of our compensation policies and practices. The Committee evaluated the levels of risk-taking encouraged by our compensation arrangements to determine whether they were appropriate in the context of our strategic plan and annual budget, our compensation objectives, and Cummins' overall risk profile. The Committee also reviewed the robust risk-mitigation features of our compensation program, the most significant of which are outlined below.

PAY MIX

The three primary elements of our executive compensation program are base salary, annual bonus, and long-term incentive compensation. We target the median of the market for our total compensation package. This approach mitigates the need for executives to take significant risks to earn average competitive compensation and also ensures that the interests of our executives are closely aligned with those of our shareholders.

PERFORMANCE- BASED MEASUREMENT

The performance goals set forth in our annual bonus and long-term incentive plans are based upon budgeted levels that are reviewed and approved by the Committee. We believe these goals are challenging yet attainable at their targeted levels without the need to take inappropriate risks, take actions that would violate our Code of Business Conduct, or make material changes to our long-term business strategy or operations. Payouts under both incentive plans are capped at 200% of target to make it less likely that executives would pursue outsized short-term achievements at the expense of the long term.

TIME HORIZON

Our long-term incentive plan awards are based on a three-year performance period, which encourages our employees to focus on the sustained growth of our company rather than seeking potentially unsustainable short-term gains.

CLAWBACK POLICY

Amounts paid to any officer under our annual bonus or long-term incentive compensation plans are subject to recovery in accordance with our Recoupment policy, as described below.

OTHER RISK MITIGATORS

We pay incentive compensation only after our audited financial results are complete and the Committee has certified our performance results and the associated incentive awards. Additionally, we have stock ownership requirements for all officers that ensure the interests of our leaders and shareholders are aligned. We also prohibit officers from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our securities and from entering into any arrangement that, directly or indirectly, involves the use of our securities as collateral for a loan.

EXCLUSION OF UNUSUAL ITEMS

In measuring financial performance under our annual short- and long-term bonus plans, the Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions or other unusual items if such events were not anticipated at the time performance targets were initially established. We believe allowing these exclusions ensures our executives will focus on the merits of proposed transactions for Cummins rather than the effect a proposed action may have on incentive compensation.

As a result of its review, the Committee concluded that Cummins has a balanced executive compensation program that does not drive excessive financial risk-taking, and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Benefits

Our officers, including our Named Executive Officers, participate in a full range of health, welfare and retirement benefits and are covered by the same plans as other exempt employees. We target our total benefit package to be at the median of the market.

In addition to these benefits, our U.S. officers, including our Named Executive Officers, participate in a supplemental life insurance and deferred income program that is designed to attract and retain key leadership talent in senior positions. This program provides additional life insurance equal to three times base salary while the officer is an active employee, and additional retirement payments, which are offset by and coordinated with payments from our regular retirement plans.

The supplemental retirement provision "tops up" the pension available from our regular pension plans to provide a total benefit based on a percentage of the officer's highest average consecutive 60-month base salary and annual bonus received during the last 10 years of employment. The total replacement formula is 2% for each of the first 20 years and 1% for each of the next 10 years, with a maximum 50% total benefit for all officers other than Mr. Linebarger, who is eligible for an additional 10% benefit.

Our U.S. officers, including our Named Executive Officers, are also eligible to participate in our non-qualified deferred compensation plan. This program is designed to provide financial planning opportunities for capital accumulation on a tax-deferred basis and to meet competitive market practice.

A majority of our employees, including our Named Executive Officers, are eligible to participate in our employee stock purchase plan. Under the employee stock purchase plan, each eligible employee may authorize the withholding of 1-15% of base pay each pay period to be used to purchase shares of our common stock for the employee's account on the open market. Cummins makes a matching contribution in cash in an amount sufficient to give employees a 15% discount on the purchase price of these shares.

Perquisites

Perquisites do not constitute a major element of our executive compensation program.

Our officers, including our Named Executive Officers, are entitled to the services of a financial counselor for estate- and tax-planning advice and tax return preparation. Cummins pays the fees for these services, which are detailed in the Summary Compensation Table.

Our officers, including our Named Executive Officers, may use our aircraft for reasonable personal use, following a prescribed approval process. The Talent Management and Compensation Committee reviews the level of usage annually. We believe that allowing our officers to use a company-owned plane for limited personal use saves time and provides additional security for them, which ultimately benefits Cummins. The aggregate incremental cost of personal aircraft use by our Named Executive Officers is detailed in the Summary Compensation Table.

Executive physical examinations are available for all officers, including our Named Executive Officers. The Committee considers this practice to be good corporate governance and a direct benefit to Cummins' shareholders.

Executive Compensation Policies

COMPENSATION RECOUPMENT

Our incentive compensation awards are subject to our compensation recoupment, or "clawback" policy. This policy provides that, if any of our financial statements are required to be materially restated due to the fraudulent actions of any officer, the Talent Management and Compensation Committee may direct that we recover all or a portion of any award or any past or future compensation other than base salary from the responsible officer with respect to any year for which our financial results are adversely affected by such restatement.

The policy also authorizes us to recover incentive-based compensation erroneously awarded to an officer on the basis of a financial reporting measure that is subject to an accounting restatement, and to recover incentive compensation paid or awarded to an officer if the officer engages in certain types of misconduct specified in the policy and that misconduct has caused, or might reasonably be expected to cause, significant reputational or financial harm to our company.

We expect to modify our clawback policy to comply with the SEC's recently issued regulations and the implementing stock exchange listing standards.

POST-EMPLOYMENT COMPENSATION AND CHANGE IN CONTROL PROTECTIONS

We do not have formal severance agreements with any of our Named Executive Officers. However, we have a policy of paying severance under certain circumstances to officers whose employment is terminated, and certain of our plans provide for other benefits upon certain change-in-control events and terminations of employment. These arrangements are described in detail under "Potential Payments Upon Termination or Change in Control." The purposes of these benefits are to encourage our key executives to concentrate on taking actions that are in the best interests of our shareholders without regard to whether such actions may ultimately have an adverse impact on their job security, and to enable key executives to provide objective advice on any potential change in control without undue concern for their personal financial situations. The Talent Management and Compensation Committee periodically reviews and modifies these benefits to ensure they continue to meet these objectives.

Under our change in control compensation protection arrangements, benefits would be provided following a qualified change in control and termination without "cause" by the company or termination by the officer for "good reason" within two years of the change in control. Upon the occurrence of both triggering events, the following benefits would be provided to any affected Named Executive Officer:

For Our Chief Executive Officer	For Our Named Executive Officers (except our Chief Executive Officer)
• Severance equal to three years' base salary plus three annual bonus payments calculated at a 1.0 payout factor	• Severance equal to two years' base salary plus two annual bonus payments calculated at a 1.0 payout factor
• Full vesting of certain insurance and retirement benefits	• Full vesting of certain insurance and retirement benefits
• Continuation for the three-year severance period of certain other benefits or an equivalent cash payment	• Continuation for the two-year severance period of certain other benefits or an equivalent cash payment

In addition to the severance provisions of our change in control compensation protection arrangements, awards under our long-term compensation plans provide for accelerated vesting upon a change in control only if the awards are not assumed or replaced or if the award holder's employment is also terminated by us (or the surviving entity) without cause or by the award holder with good reason within two years after the change in control.

Our change in control compensation protection arrangements do not provide for tax gross-ups for excise taxes imposed because of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements provide that, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will either be cut back to below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax outcome to the Named Executive Officer.

CONFIDENTIALITY AND NON-COMPETE AGREEMENTS

Each of our Named Executive Officers has signed an agreement not to disclose our confidential information or to accept employment with certain competitors during, and for 12 months after, the time the officer is employed by us.

STOCK OWNERSHIP REQUIREMENTS

The Talent Management and Compensation Committee believes our officers should own a significant amount of our stock to further link their economic interests to those of our shareholders. To underscore this, we require officers to own a number of shares of our common stock having a total value equal to the following multiples of their respective base salaries:

Group	Stock Ownership Requirement
Chief Executive Officer	Five times (5×) base salary
Members of the Cummins Leadership Team (including all of the Named Executive Officers other than the Chief Executive Officer)	Three times (3×) base salary
All Other Officers	One time (1×) base salary

An officer's direct and indirect ownership of our common stock counts toward the ownership requirements whereas unexercised stock options and unearned performance shares do not.

Because our stock value may vary, ownership requirements are expressed as a set number of shares for defined salary bands. The number of required shares is reviewed annually and established by the Committee based on an average stock price over a three-year period.

Officers have five years from the date of initial appointment to meet their ownership requirement. An officer whose salary increases to the new band (and higher stock ownership requirement) has three years from the date of the increase to achieve the higher level. Subject to limited exceptions, officers may not sell any shares until they reach their stock ownership guideline, and then they may only sell Cummins' shares to the extent their stock ownership would not drop below their required level.

All of our Named Executive Officers are already in compliance with, or still have time to meet, their stock ownership requirement.

As described under "Director Compensation," we also have formal stock ownership guidelines for non-employee Board members. All of our non-employee directors have either satisfied this requirement or have additional time to do so.

PLEDGING AND HEDGING POLICY

We maintain a policy under which our officers and directors are prohibited from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our common stock, such as zero-cost collars and forward sale contracts. They are also prohibited from entering into any arrangement that, directly or indirectly, involves the pledge of our securities or other use of our securities as collateral for a loan. Our anti-pledging and anti-hedging policy does not apply to employees who are not officers or directors.

The Talent Management & Compensation Committee Report

The Talent Management and Compensation Committee of the Board of Directors reviewed and discussed the preceding Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for incorporation by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

GEORGIA R. NELSON, CHAIR
CARLA A. HARRIS
THOMAS J. LYNCH
WILLIAM I. MILLER

The summary compensation table and supplemental tables on the following pages disclose compensation information for our Named Executive Officers during our last three completed fiscal years (or such shorter period for which the Named Executive Officer was a Named Executive Officer).

2022 Summary Compensation Table and Supplemental Tables

Name and Principal Position	Year	(1) Annual Salary	(2) Bonus	(3) Stock Awards	(4) Option Awards	(5) Non-Equity Incentive Plan Compensation	(6) Change in Pension Value and Nonqualified Deferred Compensation Earnings	(7) All Other Compensation	Total Compensation
J. W. Rumsey, President and Chief Executive Officer(8)	2022	$1,062,833	$0	$4,478,567	$0	$1,532,908	$0	$59,103	$7,133,411
	2021	$716,667	$0	$1,757,020	$0	$1,277,983	$427,832	$25,829	$4,205,331
N. T. Linebarger, Executive Chairman(8)	2022	$1,397,917	$0	$5,024,835	$0	$4,850,425	$24,768	$223,106	$11,521,051
	2021	$1,575,000	$0	$6,879,016	$0	$6,225,300	$465,336	$501,267	$15,645,919
	2020	$1,214,063	$0	$2,567,468	$2,431,255	$5,253,600	$5,456,681	$368,514	$17,291,581
M. A. Smith, Vice President and Chief Financial Officer	2022	$735,000	$0	$1,255,754	$0	$1,251,600	$0	$29,814	$3,272,168
	2021	$710,000	$0	$1,529,756	$0	$1,522,150	$1,237,182	$28,258	$5,027,346
	2020	$628,646	$0	$570,269	$540,138	$816,550	$1,417,088	$27,407	$4,000,098
L. L. Satterthwaite, Senior Vice President	2022	$740,000	$0	$1,284,831	$0	$1,339,900	$0	$41,665	$3,406,396
	2021	$740,000	$0	$5,234,931	$0	$1,651,000	$242,905	$50,511	$7,919,347
	2020	$655,208	$0	$655,684	$621,248	$1,106,500	$1,497,738	$71,018	$4,607,396
T. A. Embree Vice President and President – Distribution	2022	$670,000	$0	$1,282,098	$0	$882,900	$0	$26,852	$2,861,850
S. R. Barner Vice President – Chief Administration Officer and Corporate Secretary	2022	$695,000	$750,000	$837,775	$0	$1,039,100	$0	$32,986	$3,354,861

(1) Salary amounts for 2020 reflect a temporary salary reduction (50% for Mr. Linebarger and 25% for our other NEOs for whom 2020 amounts are shown) that was in effect from the last pay period in April through September 30, 2020 in response to the effects of the COVID-19 pandemic.

(2) Our annual bonuses are performance based, not discretionary, and are therefore included as Non-Equity Incentive Plan Compensation in the table above. The bonus shown for Ms. Barner is a one-time unrestricted cash bonus payment in recognition of the additional responsibilities she assumed during her service as Interim Chief Human Resources Officer for nine months of 2022.

(3) The Stock Awards column represents the fair value on the grant date, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, which we refer to as ASC Topic 718, for stock awards, which were made pursuant to the 2012 Omnibus Incentive Plan, based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718. Additional information about the assumptions that we used when valuing equity awards is set forth in our Annual Reports on Form 10-K in Note 20 to the Consolidated Financial Statements for 2022. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The value shown for Ms. Embree includes the fair value of her one-time equity award that took the form of shares of restricted stock with a fair value of $196.07. Performance shares are earned based on our financial performance over a three-year period, and the shares earned are not restricted after the performance period. The maximum values of the 2022 awards at the grant date assuming the highest level of performance conditions are attained are as follows: J.W. Rumsey – $8,957,135; N. T. Linebarger – $10,049,669; M. A. Smith – $2,511,509; L. L. Satterthwaite $2,569,662; T.A. Embree – $2,132,450; S.R. Barner – $1,675,551.

(4) Starting with the 2021 grant, the Talent Management and Compensation Committee eliminated stock options from the pay mix and weighted performance shares 70% and performance cash 30%. Accordingly, no stock option awards were granted to our NEOs in 2022.

(5) The amounts shown in this column for 2022 consist of (i) payments made in March 2023 under the Annual Bonus Plan for 2022 performance and (ii) payments for the performance cash component of our long term incentive compensation program, which were paid in March 2023 based on our 2020-2022 performance. The payments for each Named Executive Officer from these sources were:

	J. W. Rumsey	N. T. Linebarger	M. A. Smith	L. L. Satterthwaite	T. A. Embree	S. R. Barner
Annual Bonus Plan	1,072,108	1,532,125	514,500	492,100	422,100	486,500
Performance Cash	460,800	3,318,300	737,100	847,800	460,800	552,600
TOTAL	1,532,908	4,850,425	1,251,600	1,339,900	882,900	1,039,100

(6) The 2022 aggregate changes in the actuarial present value of each Named Executive Officer's pension plans and the above market earnings on non-qualified deferred compensation are as follows:

	J. W. Rumsey	N. T. Linebarger	M. A. Smith	L. L. Satterthwaite	T. A. Embree	S. R Barner
Cummins Inc. Pension Plan A (Qualified)	$(40,370)	$(8,685)	$(6,152)	$(15,673)	$(47,903)	$24,000
Cummins Excess Benefit Plan (Non-qualified)	$42,227	$395,533	$58,810	$135,543	$(2,243)	$68,000
Supplemental Life Insurance and Deferred Income Program (Non-qualified)	$(1,201,735)	$(8,442,442)	$(707,546)	$(1,968,893)	$(1,951,841)	$(1,530,236)
Sub-total	$(1,199,878)*	$(8,055,594)*	$(654,888)*	$(1,849,023)*	$(2,001,987)*	$(1,438,236)*
Above-market earnings on non-qualified deferred compensation:	$0	$24,768	$0	$0	$0	$0
TOTAL	$0	$24,768	$0	$0	$0	$0

The amounts shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column and in the table immediately above reflect our Named Executive Officers' years of credited service under our pension plans. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate. The present value of the benefits depends in part on the interest rate used to discount the future benefits under the Plan to their present value.

* Because this amount is a negative number, we have treated it as a zero for purposes of the Summary Compensation Table in keeping with SEC regulations.

(7) This column consists of the following for 2022:

	J. W. Rumsey	N. T. Linebarger	M. A. Smith	L. L. Satterthwaite	T. A. Embree	S. R. Barner
Financial Counseling	$13,085	$13,085	$13,085	$12,480	$13,085	$13,085
Personal use of Company Aircraft	$31,548	$183,474	$0	$12,038	$0	$0
Life Insurance Costs	$3,295	$15,372	$5,554	$5,972	$2,592	$8,726
Company Contributions under the Retirement and Savings Plan	$11,175	$11,175	$11,175	$11,175	$11,175	$11,175
TOTAL	$59,103	$223,106	$29,814	$41,665	$26,852	$32,986

Personal use of Company Aircraft was calculated using an average indicated hourly cost of $4,151, which is the incremental cost incurred by the company. This cost is calculated based on the company's annual average fuel cost and other expenses derived from published industry averages.

(8) Effective August 1, 2022, Ms. Rumsey became our President and Chief Executive Officer, having served as our President and Chief Operating Officer until that date, and Mr. Linebarger, who had been serving as our President and Chief Executive Officer, assumed the role of Executive Chairman.

The following table complements the disclosures set forth in columns captioned Non-Equity Incentive Plan Compensation, Stock Awards and Option Awards in the Summary Compensation Table.

Grants of Plan-Based Awards in 2022

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	(7) Grant Date Fair Value of Stock and Option Awards
J. W. Rumsey	N/A	N/A(1)	$153,158	$1,531,583	$3,063,167							
	N/A	N/A(2)	$82,500	$825,000	$1,650,000							
	N/A	N/A(3)	$142,500	$1,425,000	$2,850,000							
	4/4/22	2/3/22(4)				845	8,450	16,900				$1,535,619
	8/1/22	7/12/2022(5)				1,459	14,590	29,180				$2,942,949
N. T. Linebarger	N/A	N/A(1)	$218,875	$2,188,750	$4,377,500							
	N/A	N/A(2)	$52,500	$525,000	$1,050,000							
	4/4/22	2/3/22(4)				2,765	27,650	55,300				$5,024,835
M. A. Smith	N/A	N/A(1)	$73,500	$735,000	$1,470,000							
	N/A	N/A(2)	$67,500	$675,000	$1,350,000							
	4/4/22	2/3/22(4)				691	6,910	13,820				$1,255,754
L. L. Satterthwaite	N/A	N/A(1)	$70,300	$703,000	$1,406,000							
	N/A	N/A(2)	$69,000	$690,000	$1,380,000							
	4/4/22	2/3/22(4)				707	7,070	14,140				$1,284,831
T. A. Embree	N/A	N/A(1)	$60,300	$603,000	$1,206,000							
	N/A	N/A(2)	$40,500	$405,000	$810,000							
	N/A	N/A(3)	$4,500	$45,000	$90,000							
	4/4/22	2/3/22(4)				415	4,150	8,300				$754,180
	3/1/2022	7/9/21(6)							2,202			$431,746
	8/12/2022	8/12/2022(5)				46	460	920				$96,172
S. R. Barner	N/A	N/A(1)	$69,500	$695,000	$1,390,000							
	N/A	N/A(2)	$45,000	$450,000	$900,000							
	4/4/22	2/3/22(4)				461	4,610	9,220				$837,775

(1) Named Executive Officers participate in the annual bonus plan, as described in the Compensation Discussion and Analysis. The payout is calculated based on a formula approved by the Talent Management and Compensation Committee annually. Each participant is assigned a participation rate as a percent of salary. For purposes of this plan, our performance is measured by ROANA as defined by the plan. The annual bonus is calculated as follows:

(Annual Bonus) equals (Annual Base Salary Paid for calendar year) times (participation percentage assigned to each NEO) times (Payout Factor).

The Payout Factor could range from zero to 2.0, in increments of 0.1.

(2) In 2022, we made target performance cash awards, expressed as dollar amounts, as part of our long term incentive compensation program under our 2012 Omnibus Incentive Plan. A multiple of the target award is earned based on our 2022-2024 performance for Return on Invested Capital (ROIC), weighted at 80%, and EBITDA, weighted at 20%. The amount earned and paid under the three year target award can range from zero to 200% of the target award amount. The target award will be earned if our ROIC and EBITDA levels for 2022-2024 are equal to the targeted ROIC and EBITDA levels established for that period as described in the Compensation Discussion and Analysis. The Threshold Payment (10% of the target award) will be earned if our ROIC is 70% of the targeted ROIC for the period and EBITDA is 85% of the targeted EBITDA for the period. The maximum payment (200% of the target award) will be earned if our ROIC is 30% above the targeted ROIC for the period and EBITDA is 15% above the targeted EBITDA for the period. To the extent earned, payments will be made in March 2025.

(3) On August 1, 2022 and August 12, 2022, Ms. Rumsey and Ms. Embree, respectively, received top-up target awards of performance cash, expressed as dollar amounts, as part of our long term incentive compensation program under our 2012 Omnibus Incentive Plan. A multiple of the target award is earned based on our 2022-2024 performance for Return on Invested Capital (ROIC), weighted at 80%, and EBITDA, weighted at 20%. The amount earned and paid under the three year target award can range from zero to 200% of the target award amount. The target award will be earned if our ROIC and EBITDA levels for 2022-2024 are equal to the targeted ROIC and EBITDA levels established for that period as described in the Compensation Discussion and Analysis. The Threshold Payment (10% of the target award) will be earned if our ROIC is 70% of the targeted ROIC for the period and EBITDA is 85% of the targeted EBITDA for the period. The maximum payment (200% of the target award) will be earned if our ROIC is 30% above the targeted ROIC for the period and EBITDA is 15% above the targeted EBITDA for the period. To the extent earned, payments will be made in March 2025.

(4) In 2022, we made target awards of performance shares under our 2012 Omnibus Incentive Plan. The awards are expressed as a target number of shares of our Common Stock. Shares are earned based on our ROIC and EBITDA performance during 2022-2024, based on the same measures as established for the target performance cash awards. The number of shares earned can range from zero to 200% of the target award number of shares. The target award number of shares will be earned if our ROIC and EBITDA for 2022-2024 are equal to the targeted ROIC and EBITDA levels established for the period as described in the Compensation Discussion and Analysis. Dividends are payable only at the conclusion of the performance period on the shares that become earned.

(5) On August 1, 2022 and August 12, 2022, Ms. Rumsey and Ms. Embree, respectively, received top-up target awards of performance shares under our 2012 Omnibus Incentive Plan. The awards are expressed as a target number of shares of our Common Stock. Shares are earned based on our ROIC and EBITDA performance during 2022-2024, based on the same measures as established for the target performance cash awards. The number of shares earned can range from zero to 200% of the target award number of shares. The target award number of shares will be earned if our ROIC and EBITDA for 2022-2024 are equal to the targeted ROIC and EBITDA levels established for the period as described in the Compensation Discussion and Analysis. Dividends are payable only at the conclusion of the performance period on the shares that become earned.

(6) As previously disclosed, Ms. Embree's one-time equity award took the form of shares of restricted stock granted effective as of March 1, 2022 under our 2012 Omnibus Incentive Plan. The grant is subject to ratable vesting over three years beginning on the second anniversary of the grant date.

(7) The April 4, 2022 grant date fair value for performance shares, based upon probable outcome of the performance conditions to which they are subject, is $181.73/ share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures). The March 1, 2022 grant date fair value for the restricted stock award was $196.07/share. The August 1, 2022 grant date fair value for performance shares, based upon probably outcome of the performance conditions to which they are subject, is $201.71/share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures). The August 12, 2022 grant date fair value for performance shares, based upon probably outcome of the performance conditions to which they are subject, is $209.97/share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures).

The following two tables are intended to enhance understanding of equity compensation that has been previously awarded, including awards that remained outstanding, as of December 31, 2022, and amounts realized on equity compensation during the last year as a result of the vesting or exercise of equity awards.

Outstanding Equity Awards at 2022 Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
J. W. Rumsey		13,320(1)	$142.12	4/6/2030	—	$—	30,230	$7,324,427
	1,235(12)		$166.18	10/16/2029				
	12,330(2)		$163.43	4/4/2029				
	6,950(5)		$160.10	4/3/2028				
	8,760(6)		$149.72	4/3/2027				
	11,640(7)		$109.09	4/4/2026				
	1,340(13)		$128.05	8/15/2025				
	2,680(8)		$136.82	4/2/2025				
	350(14)		$154.35	7/1/2024				
	1,070(9)		$149.34	4/2/2024				
	1,430(10)		$111.84	4/2/2023				
N. T. Linebarger		95,920(1)	$142.12	4/6/2030	—	$—	55,800	$13,519,782
	98,670(2)		$163.43	4/4/2029				
	61,700(5)		$160.10	4/3/2028				
	85,050(6)		$149.72	4/3/2027				
	131,920(7)		$109.09	4/4/2026				
	60,780(8)		$136.82	4/2/2025				
	44,890(9)		$149.34	4/2/2024				
M. A. Smith		21,310(1)	$142.12	4/6/2030	—	$—	13,170	$3,190,959
	21,580(2)		$163.43	4/4/2029				
	6,080(5)		$160.10	4/3/2028				
	4,380(6)		$149.72	4/3/2027				
	970(11)		$114.13	6/1/2026				
	4,360(7)		$109.09	4/4/2026				
	1,790(8)		$136.82	4/2/2025				
	1,070(9)		$149.34	4/2/2024				
L. L. Satterthwaite		24,510(1)	$142.12	4/6/2030	—	$—	23,077	$5,591,326
	9,250(12)		$166.18	10/16/2029				
	15,420(2)		$163.43	4/4/2029				
	10,860(5)		$160.10	4/3/2028				
	15,630(6)		$149.72	4/3/2027				
	24,250(7)		$109.09	4/4/2026				
	11,170(8)		$136.82	4/2/2025				

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
T. A. Embree		13,320(1)	$142.12	4/6/2030	2,202(15)	$533,523	8,520	$2,064,311
					1,979(16)	$479,492		
S. R. Barner		15,990(1)	$142.12	4/6/2030			9,300	$2,253,297
	12,978(2)		$163.43	4/4/2029				
	9,560(5)		$160.10	4/3/2028				
	5,929(6)		$149.72	4/3/2027				
	5,540(7)		$109.09	4/4/2026				

(1) These stock options were granted on April 6, 2020 and will vest and become exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date, or upon the recipient's earlier Retirement, Death, or Disability, so long as the recipient is continuously employed by us or a subsidiary until such a date or event.

(2) These stock options were granted on April 4, 2019 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(3) Target awards of performance shares were granted in April 2021 and April 2022 to be earned in a multiple ranging from zero to two times the target awards, based on our performance during 2021-2023 and 2022-2024, respectively. The performance shares earned from the April 2021 grant will be awarded in March 2024, and the performance shares earned from the April and August 2022 grants will be awarded in March 2025. Performance for the 2021-2023 period in the aggregate as well as for 2022 alone were at target; therefore, the target amounts are shown for the April 2021 and April 2022 grants.

(4) The price per share used to calculate the market value was $242.29, the unadjusted closing price of our Common Stock on the NYSE on December 30, 2022, the last trading day of the year.

(5) These stock options were granted on April 3, 2018 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(6) These stock options were granted on April 3, 2017 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(7) These stock options were granted on April 4, 2016 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(8) These stock options were granted on April 2, 2015 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(9) These stock options were granted on April 2, 2014 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(10) These stock options were granted on April 2, 2013 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the second anniversary of the grant date.

(11) These stock options were granted on June 1, 2016 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(12) These stock options were granted on October 16, 2019 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(13) These stock options were granted on August 15, 2015 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(14) These stock options were granted on July 1, 2014 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(15) Ms. Embree was granted restricted stock effective as of March 1, 2022. The grant is subject to ratable vesting over three years beginning on the second anniversary of the grant date.

(16) Ms. Embree was granted restricted stock effective as of August 1, 2021. The grant is subject to ratable vesting over three years beginning on the second anniversary of the grant date.

The outstanding awards of performance shares as of December 31, 2022 for the 2021-2023 and 2022-2024 award cycles, shown at target, were as follows:

Name	Grant Year	Number of Units of Performance Shares
J. W. Rumsey	2022	23,040
	2021	7,190
N. T. Linebarger	2022	27,650
	2021	28,150
M. A. Smith	2022	6,910
	2021	6,260
L. L. Satterthwaite	2022	7,070
	2021	7,190
T. A. Embree	2022	4,610
	2021	3,910
S. R. Barner	2022	4,610
	2021	4,690

Option Exercises and Stock Vested in 2022

Name	(1) Number of Shares Acquired on Exercise (#)	(2) Value Realized on Exercise ($)	(3) Number of Shares Acquired on Vesting (#)	(4) Value Realized on Vesting ($)
J. W. Rumsey	590	$50,050	2,682	$525,860
N. T. Linebarger	97,610	$11,424,735	19,503	$3,823,953
M. A. Smith	1,360	$146,211	4,266	$836,435
L. L. Satterthwaite	20,830	$2,454,232	4,878	$956,429
T. A. Embree	69,650	$6,967,425	3,051	$598,210
S. R. Barner	22,893	$2,099,981	3,051	$598,210

(1) Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.

(2) Represents the value of exercised options calculated by multiplying (i) the number of shares of our Common Stock to which the exercise of the option related, by (ii) the difference between the per share unadjusted closing price of our Common Stock on the NYSE on the date of exercise and the exercise price of the options.

(3) Target awards of performance shares were granted in April and October of 2019 to be earned in a multiple ranging from zero to two times the target award, based on our performance during 2019-2021. These performance shares were earned and became vested on March 1, 2022. The number of shares disclosed represents the gross number of shares acquired upon vesting without taking into account any shares that may be withheld to cover applicable tax obligations.

(4) The values realized on vesting for the performance shares were calculated using the unadjusted closing price of our Common Stock on March 1, 2022 ($196.07).

Pension Benefits for 2022

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
J. W. Rumsey	Cummins Pension Plan (Qualified)	22	$335,183	$0
	Excess Benefit Retirement Plan (Non-qualified)	22	$347,154	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	22	$3,553,498	$0
N. T. Linebarger	Cummins Pension Plan (Qualified)	29	$713,575	$0
	Excess Benefit Retirement Plan (Non-qualified)	29	$3,412,425	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	29	$33,930,013	$0
M. A. Smith	Cummins Pension Plan (Qualified)	27	$366,255	$0
	Excess Benefit Retirement Plan (Non-qualified)	27	$340,231	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	27	$5,041,517	$0
L. L. Satterthwaite	Cummins Pension Plan (Qualified)	34	$769,000	$0
	Excess Benefit Retirement Plan (Non-qualified)	34	$928,000	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	34	$8,232,181	$0
T. A. Embree	Cummins Pension Plan (Qualified)	22	$383,830	$0
	Excess Benefit Retirement Plan (Non-qualified)	22	$421,660	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	22	$3,579,787	$0
S. R. Barner	Cummins Pension Plan (Qualified)	11	$201,000	$0
	Excess Benefit Retirement Plan (Non-qualified)	11	$456,000	$0
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	11	$7,287,264	$0

CUMMINS PENSION PLAN

The Cummins Pension Plan is a tax-qualified cash balance pension plan. Participants receive pay credits equal to 6% of total monthly pay, defined as base salary and annual bonus payments. Individual accounts are maintained for each participant. The accounts receive interest credits equal to the 30-year Treasury bond rate plus 1%. Participants are 100% vested in the Cummins Pension Plan benefit upon attaining three years of service.

EXCESS BENEFIT RETIREMENT PLAN

The Excess Benefit Retirement Plan provides non-qualified pension benefits in excess of limitations imposed by the Code on the benefits provided by the Cummins Pension Plan formula. It preserves the total benefit payable under the Cummins Pension Plan formula.

SUPPLEMENTAL LIFE INSURANCE AND DEFERRED INCOME PLAN (SERP)

The Supplemental Life Insurance and Deferred Income Plan provides a SERP benefit to our officers who participate in the Cummins Pension Plan.

The SERP benefit is based on a percentage of the highest 60 consecutive months of total compensation during the final 120 months of the participant's career. Total Compensation for calculation of five-year average pay is defined as base salary and annual bonus payments.

The SERP benefit percentage is calculated as 2% of the participant's five-year average pay for each of the first 20 years of service plus 1% of the participant's five-year average pay for each of the next 10 years of service. The maximum is a 50% benefit after 30 years of service, except that an officer who is among our two highest paid Named Executive Officers at the time of retirement will receive an annual benefit equal to an additional 10%. In December 2011, the Compensation Committee discontinued this additional benefit for all future participants in the plan but grandfathered the benefit for a limited number of existing participants, including Mr. Linebarger.

The retirement benefit under the SERP is offset by the highest combined annuity available from the Cummins Pension Plan and the Excess Benefit Retirement Plan, thus topping up the benefits available from those plans to total the target retirement benefit. Officers who were participants in the plan prior to 2006 whose service and age total 80 (minimum age 55 and 20 years of service), or have at least 30 years of service, regardless

of age, would qualify for immediate unreduced commencement of life annuity benefits. Therefore, Mr. Linebarger and Mr. Satterthwaite qualified, as of December 31, 2022, for immediate commencement of unreduced benefits.

Otherwise, after retirement or termination of employment, unreduced benefits may be commenced at age 60. Retired or terminated vested employees who do not qualify for unreduced benefits under the age and service conditions described in the previous paragraph may commence benefits as early as age 55, and the life annuity benefit would be reduced by .333% for each month the participant's age at commencement preceded 60.

Vesting for the SERP benefit is 25% after five years of service, increasing in 15% annual increments, with 100% vesting after 10 years of service. The life annuity benefit is a 15-year certain payment, with a 50% benefit for surviving spouse or domestic partner.

The SERP benefit accrued for service prior to 2005 may be elected as a lump sum payment. Benefits accrued after 2005 are subject to the provisions of Internal Revenue Code Section 409A, which preclude election of a lump sum distribution of such benefits at the time permitted for benefits accrued for service prior to 2005.

The actuarial table used to calculate a lump sum payment under the SERP is the same as that used to make such calculations under the qualified Cummins Pension Plan, and the interest rate used is the rate used by the Pension Benefit Guaranty Corporation.

ACCELERATED SERP FORMULA FOR EXECUTIVES HIRED MID-CAREER

For some officers who joined our company mid-career, the SERP benefit is calculated at an accelerated rate, requiring one-half the service necessary for other participants. Ms. Barner was placed on the mid-career SERP plan upon joining Cummins in 2012.

The accelerated formula provides a target benefit based on 4% for the first 10 years and 2% for the next five years of service, with a maximum of 50% of Five-Year Average Pay after fifteen years of service. Eligibility for immediate commencement of unreduced benefits is achieved when age and service total 70 (minimum age 58 and 10 years of service). Otherwise, for participants who are no longer our employees, unreduced benefits may commence at age 60 or as early as age 55, but reduced .333% for each month age at commencement precedes age 60.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

Our Deferred Compensation Plan permits deferral of up to 100% of base salary, annual bonus, and/or performance cash awards under our long-term incentive compensation program. Each of our NEOs' Deferred Compensation Plan account balances earn income based on the performance of the investment option(s) that the NEO selects for his or her account.

Investment options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2%, Barclays Capital U.S. Government/Credit Bond Index and Standard & Poor's 500 Index.

The investment options within our Deferred Compensation Plan had the following annual returns in 2022:

Account Crediting Option	2022 Annual Return
Advisor Managed Portfolio – Conservative Allocation	-11.15%
Advisor Managed Portfolio – Moderate Allocation	-12.12%
Advisor Managed Portfolio – Moderate Growth Allocation	-13.10%
Advisor Managed Portfolio – Growth Allocation	-14.39%
Advisor Managed Portfolio – Aggressive Allocation	-15.55%
Ten Year Treasury Note + 2%	4.80%
Ten Year Treasury Note + 4%	6.80%
Fidelity VIP Gov't Money Market – Initial Class	1.44%
Fidelity VIP Bond Index – Initial Class	-13.19%
Barclays Capital U.S. Government/Credit Bond Index	-14.09%
PIMCO VIT Total Return – Admin Class	-14.30%
DFA VA U.S. Large Value	-4.88%
Schwab S&P 500 Index	-18.12%
Standard & Poor's 500 Index	-19.44%
T. Rowe Price Blue Chip Growth	-38.50%
DFA VA U.S. Targeted Value	-4.21%
Thrivent Series Small Cap Index	-16.30%
Lord Abbett Series Developing Growth – Class VC	-35.98%
Fidelity VIP International Index – Initial Class	-16.02%
Vanguard VIF International	-30.12%

Investment options may be changed monthly. At the time of the election to defer, the participant chooses the time and the form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also commence on any other separation from service, or upon death or a change of control.

Non-Qualified Deferred Compensation in 2022

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year ($)	(1) Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	(2) Aggregate Balance at Last Fiscal Year End ($)
J. W. Rumsey	$0	$0	$0	$0	$0
N. T. Linebarger	$0	$0	$326,818	$0	$6,484,931
M. A. Smith	$0	$0	$0	$0	$0
L. L. Satterthwaite	$0	$0	$(112,154)	$0	$484,839
T. A. Embree	$0	$0	$1,668	$0	$36,443
S. R. Barner	$489,240	$0	$(683,523)	$0	$3,994,330

(1) Amounts included in the above table that were also reported in the "Change in Pension Value and Non Qualified Deferred Compensation Earnings" column of the Summary Compensation Table as "Above market earnings" for the Non Qualified Deferred Compensation Plan for each Named Executive Officer are: J.W. Rumsey $0; N. T. Linebarger $24,768; M. A. Smith $0; L. L. Satterthwaite $0; T.A. Embree $0; S.R. Barner $0.

(2) Amounts included in this column that have been reported in the Summary Compensation Table since 2006 for each Named Executive Officer are: J.W. Rumsey $0; N. T. Linebarger $4,193,417; M. A. Smith $0; L. L. Satterthwaite $564,343; T.A. Embree $509; S.R. Barner $489,240.

Potential Payments Upon Termination or Change in Control

PAYMENTS UPON A CHANGE IN CONTROL WITHOUT A QUALIFIED TERMINATION OR UPON A QUALIFIED TERMINATION FOLLOWING A CHANGE IN CONTROL

In the event of a change in control of our company or certain terminations of employment within two years after a change in control, we will provide benefits to certain executives, including our Named Executive Officers.

Upon a change in control, outstanding equity-based awards that are assumed or replaced in the change in control transaction would not automatically become immediately vested and exercisable. Instead, two events (i.e., a so-called "double trigger") are required to trigger accelerated vesting and exercisability: both a change in control and termination without "cause" by the company or termination by the officer with "good reason" within two years of the change in control.

Upon a termination of employment without "cause" by the company or for "good reason" by the officer following a change in control, our Named Executive Officers, except our Chief Executive Officer would be entitled to two years' salary plus two annual bonus payments calculated using a 1.0 payout factor. Our Chief Executive Officer would be entitled to three years' salary plus three annual bonus payments. We would also provide for the full vesting of certain insurance and retirement benefits. Additionally, the Named Executive Officers, other than our Chief Executive Officer, would receive a payment equal in value to two years' additional participation under our tax-qualified and nonqualified pension plans as well as two years' continued participation in other employee benefit plans, and our Chief Executive Officer would receive a payment equal in value to three years' additional participation under our tax-qualified and nonqualified pension plans as well as three years' continued participation in other employee benefits plans.

If the then-outstanding awards of performance cash and performance shares were not assumed or replaced in the change in control transaction, they would be paid at target level and all outstanding options, restricted stock units and restricted stock awards would vest in full and be paid in cash. The value of supplemental and excess retirement (non-qualified) benefits would also be paid in cash. All amounts of compensation deferred under our Deferred Compensation Plan would be paid in cash. Our change in control arrangements with our Named Executive Officers do not entitle them to gross-up payments for taxes resulting from the application of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements reflect a "best net of taxes" approach under which, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will be either cut back, to a level below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the Named Executive Officer.

"Change in control" is generally defined as a consolidation or merger in which we are not the continuing or surviving corporation or in which our shares are converted; a sale, lease, exchange or transfer of substantially all of our assets; approval by our shareholders of a plan or proposal to liquidate or dissolve our company; the acquisition by a person of 25% or more of our voting power; or a majority change in the composition of our Board in a two-year period under specified circumstances where the nomination or election of the new directors is not approved by a supermajority of the directors prior to the change.

Termination for "cause" means a termination of the officer's employment by us due to the officer's willful and continued failure to perform his or her duties with us (after notice and an opportunity to cure), other than due to incapacity due to illness, or due to the officer's conviction of a felony.

Termination for "good reason" generally means a termination by the officer within 90 days following specified adverse changes in the officer's employment circumstances such as the assignment of duties not consistent with the officer's position, certain relocations of the officer's location of employment or reductions in compensation.

The payments to each of our Named Executive Officers, assuming that all triggering events occurred on December 31, 2022, are estimated in the table below. Amounts actually received, should any of the triggering events occur, may vary.

Payments		J. W. Rumsey	N. T. Linebarger	M. A. Smith	L. L. Satterthwaite	T. A. Embree	S. R. Barner
Severance	(1)	$12,375,000	$5,980,000	$3,040,000	$2,886,000	$2,584,000	$2,800,000
Unvested Stock Option Spread	(2)	$1,334,264	$9,608,306	$2,134,623	$2,455,167	$1,334,264	$1,601,718
Unvested Restricted Stock and Restricted Stock Units	(3)	$0	$0	$0	$2,136,271	$1,013,014	$0
Unvested Performance Cash	(4)	$3,452,000	$6,912,000	$2,094,000	$2,322,000	$1,337,000	$1,514,000
Unvested Performance Shares	(5)	$8,012,530	$13,075,422	$4,290,956	$4,719,809	$2,752,414	$3,079,506
Retirement Benefit Payment	(6)	$4,313,870	$470,018	$1,657,423	$85,848	$206,649	$303,428
Welfare Benefit Values	(7)	$39,138	$26,092	$26,092	$26,092	$26,092	$26,092
Financial Advisory and 401(k) Benefit	(8)	$72,780	$48,520	$48,520	$48,520	$48,520	$48,520
Reduction due to Best Net of Taxes Provision	(9)	$0	$0	$0	$(754,655)	$(953,436)	$(1,552,560)
Aggregate Payments		$29,599,582	$36,120,358	$13,291,614	$7,133,162	$8,348,517	$7,820,704

(1) Severance payment is equal to three times annual base salary at the time of the termination, plus three annual bonus payments at a 1.0 payout factor for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, severance payments are equal to two times the Named Executive Officer's annual base salary at the time of the termination, plus two annual bonus payments at a 1.0 payout factor.

(2) Total value of unvested stock options that would become vested upon a change in control, assuming a share price of $242.29 and a change in control date of December 30, 2022.

(3) Total value of unvested restricted stock and restricted stock units that would become vested upon a change in control, assuming a share price of assuming a share price of $242.29 and a change in control date of December 30, 2022.

(4) Payouts of all of the performance cash awards for the 2020-2022, 2021-2023, and 2022-2024 award cycles at the target level.

(5) Payouts of all of the performance share awards for the 2020-2022, 2021-2023, and 2022-2024 award cycles at the target level assuming a $242.29 share price for all performance shares.

(6) Incremental actuarial value attributable to retirement for three years of additional service for Ms. Rumsey and two years for the other Named Executive Officers.

(7) Estimated value associated with the continuation of life insurance, medical, dental, and disability benefits for three years for Ms. Rumsey and two years for the other Named Executive Officers following termination.

(8) The calculation of the Financial Advisory and 401(k) Benefit is equal to three times the maximum annual financial advisory benefit, plus three times the annual Company Contribution under the Retirement and Savings Plan for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, the Financial Advisory and 401(k) Benefit is equal to two times the maximum annual financial advisory benefit, plus two times the annual Company Contribution under the Retirement and Savings Plan.

(9) The calculation of the Reduction due to Best Net of Taxes Provision is based upon a Code Section 280G excise tax rate of 20% and the highest marginal income tax rates for 2022. Furthermore, it was assumed that no value will be attributed to reasonable compensation. At the time of any change in control, a value may be so attributed, which would affect whether a reduction would be triggered and the amount of any such reduction.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OTHER THAN FOLLOWING A CHANGE IN CONTROL

The following tables summarize the estimated payments to be made to Named Executive Officers under provisions of plans or established practice in the event of termination of employment including resignation, involuntary termination, involuntary termination for cause, retirement, death and disability other than following a change in control.

Termination for cause includes and is not limited to: violation of our Treatment of Others Policy, violation of the Code of Business Conduct, theft or other acts of dishonesty, willful destruction of our property, refusal to obey a supervisor's reasonable instructions, conduct endangering the safety of employees or co-workers, falsification of our documents, or violation of our other rules or policies.

We only report amounts where vesting requirements are waived and/or time of payment is accelerated, or benefits that are not generally available to our other exempt employees. Also, information is not repeated that is disclosed previously under the Pension Benefits Table, the Deferred Compensation Table, or the Outstanding Equity Awards Table, except to the extent that the amounts payable to the Named Executive Officer would be enhanced by the termination event described.

The amounts shown assume the terminating event occurred on the last business day of 2022, and that the price per share of our Common Stock is the closing price as of that date, $242.29.

Severance

We do not have formal severance agreements with any of our Named Executive Officers. However, the Committee has established a policy that any of our Named Executive Officers, if terminated by us other than for cause, will generally be entitled to receive up to 12 months' base salary as severance, paid as salary continuation, and a pro-rated portion of his or her annual bonus for the portion of the year prior to termination, payable at the normal time and using the same payout factors as for all other participants. All of these elements would require a signed release of claims agreement.

Annual Bonus

If a participant's employment with us terminates prior to the payment of our annual bonuses other than by reason of retirement, death or disability, the participant will not receive any annual bonus payout (except as described above under "Severance"). If a participant's employment with us terminates by reason of retirement, death, or disability prior to payment, then the participant will remain eligible for an annual bonus based on his or her eligible earnings prior to retirement, death, or disability and based on actual performance.

Accelerated Vesting of Long-Term Grants

As described elsewhere in this proxy statement, currently we provide annual target award grants of performance cash, performance shares and stock options. The grants are based on a three-year performance period. In 2022, we also granted a special equity award to one of our Named Executive Officers.

Performance Cash

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any payout for that award cycle. If a participant's employment terminates during the second year of an award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any payment with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate share of any payment with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate share of the payment will be based on the actual payout factor. In the case of death or disability, the payment depends on when the death or disability occurs. If the death or disability occurs in year one of the performance period, the payout is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the payout factor is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the payout factor is made on the normal payout cycle according to the actual payout factor.

2020-2022 AWARD CYCLE GRANTS

Since the entire 2020-2022 award cycle was completed as of the assumed December 31, 2022 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2023. Since there would be no special acceleration, the amounts of these payments are not shown on the tables.

2021-2023 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2022, which was the end of the second year of the 2021-2023 award cycle, the Committee has the discretion to award two-thirds of the target award for the 2021-2023 award cycle. For purposes of this table, two-thirds of the target awards for the 2021-2023 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

2022-2024 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2022, which was the end of the first year of the 2022-2024 award cycle, the Committee has the discretion to award one-third of the target award for the 2022-2024 award cycle. For purposes of this table, one-third of the target awards for the 2022-2024 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

Performance Shares

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any performance shares for that award cycle. If a participant's employment terminates during the second year of an

award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any performance shares with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate number of any performance shares earned with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate number will be based on the actual payout factor. In the case of death or disability, the number depends on when the death or disability occurs. If the death or disability occurs in year one of the performance period, the number of shares earned is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the number of shares earned is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the number of shares earned is determined on the normal payout cycle according to the actual payout factor.

2020-2022 AWARD CYCLE GRANTS

Since the entire 2020-2022 award cycle was completed as of the assumed December 31, 2022 date of the termination, participants would have earned performance shares at the normal time in March 2023. Since there would be no special acceleration, the amounts of the awards are not shown on the tables.

2021-2023 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2021-2023 and paid out in unrestricted shares in March 2024. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, two-thirds of the target awards for the 2021-2023 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

2022-2024 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2022-2024 and paid out in unrestricted shares in March 2025. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, one-third of the target awards for the 2022-2024 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

Stock Options

2020-2022 AWARD CYCLE GRANTS

Stock options were granted on April 6, 2020 will vest and become exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date, or April 6, 2023, or upon the recipient's earlier retirement, death or disability, so long as the recipient is continuously employed by us or a subsidiary until such date or event. Accordingly, the value of the accelerated vesting is shown only in the columns relating to a termination for retirement, death or disability.

One-Time and Special Equity Awards

The vesting of the time-based equity award granted to Mr. Satterthwaite in 2021 will accelerate in full on an involuntary termination of employment without cause if performance is deemed by the Talent Management and Compensation Committee to be satisfactory, and will accelerate on a pro rata basis on death or disability. Accordingly, the value of the accelerated vesting is shown only in the columns relating to an involuntary termination of employment without cause, death or disability. Ms. Embree's special equity award granted in 2022 would be forfeited on any termination of employment prior to vesting.

Executive Life Insurance

Each of the Named Executive Officers participates in the Supplemental Life Insurance and Deferred Income Program, whereby officers are eligible for life insurance equal to three times base salary. Since this is a program not participated in by non-officer employees, the values of this incremental coverage are shown in the table.

Outplacement, Welfare Benefits, and Financial Counseling

Outplacement assistance and welfare benefits will be provided only in the case of involuntary not-for-cause termination. Financial counseling support will not be provided in cases of voluntary termination and termination for cause.

The payments to each of our Named Executive Officers, assuming that the triggering event occurred on December 31, 2022, are estimated in the table below.

J. W. Rumsey	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$1,500,000	$0	$0	$0	$0
Annual Bonus	$0	$1,072,108	$0	$0	$1,072,108	$1,072,108
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$0	$460,000	$460,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$0	$750,000	$750,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$0	$1,161,377	$1,161,377
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$0	$1,860,787	$1,860,787
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$0	$1,334,264	$1,334,264
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$39,138	$0	$0	$0	$0
Financial Counseling	$0	$13,085	$0	$0	$13,085	$13,085
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$4,500,000	$0
Aggregate Payments	$0	$2,629,641	$0	$0	$11,151,621	$6,651,621

N. T. Linebarger	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$1,150,000	$0	$0	$0	$0
Annual Bonus	$0	$1,532,125	$0	$1,532,125	$1,532,125	$1,532,125
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$1,800,000	$1,800,000	$1,800,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$175,000	$175,000	$175,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$4,546,976	$4,546,976	$4,546,976
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$2,233,106	$2,233,106	$2,233,106
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$9,608,306	$9,608,306	$9,608,306
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$26,092	$0	$0	$0	$0
Financial Counseling	$0	$13,085	$0	$13,085	$13,085	$13,085
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$3,450,000	$0
Aggregate Payments	$0	$2,726,612	$0	$19,908,598	$23,358,598	$19,908,598

M. A. Smith	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$760,000	$0	$0	$0	$0
Annual Bonus	$0	$514,500	$0	$514,500	$514,500	$514,500
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$400,000	$400,000	$400,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$225,000	$225,000	$225,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$1,011,157	$1,011,157	$1,011,157
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$558,075	$558,075	$558,075
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$2,134,623	$2,134,623	$2,134,623
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$26,092	$0	$0	$0	$0
Financial Counseling	$0	$13,085	$0	$13,085	$13,085	$13,085
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,280,000	$0
Aggregate Payments	$0	$1,318,987	$0	$4,856,440	$7,136,440	$4,856,440

L. L. Satterthwaite	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$740,000	$0	$0	$0	$0
Annual Bonus	$0	$492,100	$0	$492,100	$492,100	$492,100
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$460,000	$460,000	$460,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$230,000	$230,000	$230,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$1,161,377	$1,161,377	$1,161,377
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$570,997	$570,997	$570,997
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$2,455,167	$2,455,167	$2,455,167
Restricted Stock Units	$0	$2,136,271	$0	$0	$1,305,499	$1,305,499
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$26,092	$0	$0	$0	$0
Financial Counseling	$0	$12,960	$0	$12,960	$12,960	$12,960
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,220,000	$0
Aggregate Payments	$0	$3,412,733	$0	$5,382,601	$8,908,100	$6,688,100

T. A. Embree	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$680,000	$0	$0	$0	$0
Annual Bonus	$0	$422,100	$0	$0	$422,100	$422,100
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$0	$250,000	$250,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$0	$150,000	$150,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$0	$631,569	$631,569
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$0	$372,319	$372,319
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$0	$1,334,264	$1,334,264
Restricted Stock	$0	$0	$0	$0	$0	$0
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$26,092	$0	$0	$0	$0
Financial Counseling	$0	$13,085	$0	$0	$13,085	$13,085
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,040,000	$0
Aggregate Payments	$0	$1,146,587	$0	$0	$5,213,337	$3,173,337

S. R. Barner	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Retirement	Death	Disability
Severance	$0	$700,000	$0	$0	$0	$0
Annual Bonus	$0	$486,500	$0	$486,500	$486,500	$486,500
Accelerated Vesting of Long-Term Grants:						
Performance Cash 2021-2023 Award Cycle	$0	$0	$0	$300,000	$300,000	$300,000
Performance Cash 2022-2024 Award Cycle	$0	$0	$0	$150,000	$150,000	$150,000
Performance Shares 2021-2023 Award Cycle	$0	$0	$0	$757,560	$757,560	$757,560
Performance Shares 2022-2024 Award Cycle	$0	$0	$0	$372,319	$372,319	$372,319
Stock Options 2020-2022 Award Cycle	$0	$0	$0	$1,601,718	$1,601,718	$1,601,718
Outplacement	$0	$5,310	$0	$0	$0	$0
Welfare Benefits	$0	$26,092	$0	$0	$0	$0
Financial Counseling	$0	$13,085	$0	$13,085	$13,085	$13,085
Life Insurance (Supplemental Life Insurance Program only)	$0	$0	$0	$0	$2,100,000	$0
Aggregate Payments	$0	$1,230,987	$0	$3,681,182	$5,781,182	$3,681,182

PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations of the Securities and Exchange Act implementing Section 953(b), the ratio of the compensation of our Chief Executive Officer compared to the compensation of our median employee in 2022 is set forth below.

Ms. Rumsey's compensation (as reported in the Summary Compensation Table) for 2022 was 136.4 times the similarly calculated compensation of our median employee. The compensation amounts used to calculate the ratio are as follows:

2022 Annual Total Compensation	
J. W. Rumsey	$8,335,970
Median Employee	$61,128

Pay Element from Fiscal 2022 Summary Compensation Table ("SCT")	Actual Values from "SCT"	Values for CEO Pay Ratio Calculation	Rationale
Salary	$1,062,833	$1,500,000	Value for CEO pay ratio reflects Ms. Rumsey's annualized base salary as of August when she was promoted to President and CEO
Stock Awards	$4,478,567	$4,478,567	Values represent the performance share granted for the 2022-2024 performance cycle, including the additional grant Ms. Rumsey received in connection with her promotion
Option Awards	Not applicable	Not applicable	—
Non-Equity Incentive Plan Compensation (Annual Bonus)	$1,072,108	$1,837,500	Value for the CEO pay ratio calculates Ms. Rumsey's bonus at the base salary rate and target incentive level associated with her promotion to President and CEO. $1,500,000 x 175% x 70% performance factor = $1,837,500
Non-Equity Incentive Plan Compensation (Performance Cash)	$460,800	$460,800	Values represent the performance cash award vesting from the 2020-2022 performance cycle. Ms. Rumsey did not receive any additional amount with respect to this award as a result of her promotion.
Change in Pension Value and Nonqualified Deferred Compensation Earnings	$0	$0	—
All Other Compensation	$59,103	$59,103	—
Total CEO Pay	$7,133,411	$8,335,970	

To identify our median employee, we began by reviewing the 2022 annual base salary and hourly wages plus target variable compensation (target total cash compensation) of all Cummins employees globally, including all full-time and part-time employees who were on Cummins' payroll as of December 31, 2022. Approximately 42% of the headcount is located in the U.S. We did not annualize the base salaries or hourly wages of permanent employees who had been employed by Cummins for less than the full year. We converted the annual target total cash compensation of all employees to United States dollars to aid in the identification of the median employee. We selected the median employee from among a group of employees with the same target total cash compensation by taking into account other pay elements and excluding those with anomalous characteristics.

While we design our compensation programs to reflect the local market practices in each country in which we operate, we strive to target, on average, market median pay for all employees globally.

PAY VERSUS PERFORMANCE DISCLOSURE

Cummins' executive compensation program is designed to align pay outcomes with annual and long-term business performance and shareholders' interests. Our program design choices, including the level of pay at risk, the mix of short-term and long-term incentives, the mix of long-term incentive vehicles, the metrics selected, and the rigor of incentive goals, all work together toward this objective.

The TMCC, along with its consultant, Farient, has historically and routinely assessed the relationship between realizable pay for our executives and the financial and TSR performance of the company. The results of these analyses have guided our pay decisions and the evolution of our pay program to ensure strong pay and performance alignment.

The new Pay vs. Performance disclosure, as required by the SEC, provides an additional perspective on pay and performance alignment by evaluating the link between "Compensation Actually Paid," herein referred to as "CAP", as defined by the SEC, and various measures of market and financial performance.

PAY VERSUS PERFORMANCE TABLE

The following table shows the past three fiscal years' total compensation for our Named Executive Officers (NEOs) as set forth in the "Summary Compensation Table," the CAP paid to our NEOs, the company's total shareholder return (TSR), the combined TSR of our selected peer group (our "Custom Peer Group," as used in our 2022 executive pay benchmarking), our net income, and our EBITDA.

2022 Pay vs. Performance Table

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First CEO(1)	Summary Compensation Table Total for Second CEO(2)	Compensation Actually Paid to First CEO(1)(5)	Compensation Actually Paid to Second CEO(2)(5)	Average Summary Compensation Table Total for Other NEOs(3)	Average Compensation Actually Paid to Other NEOs(3)	CMI TSR	Peer Group TSR(4)	Net Income ($MM)	EBITDA ($MM)
2022	$11,521,051	$7,133,411	$6,424,086	$8,912,042	$3,223,819	$4,301,797	$146.4	$154.5	$2,151	$3,799
2021	$15,645,919	N/A	$17,265,880	N/A	$5,560,018	$4,868,941	$128.3	$146.1	$2,131	$3,251
2020	$17,291,581	N/A	$27,870,614	N/A	$4,213,127	$4,975,391	$130.5	$124.2	$1,789	$3,108

(1) In the table above, our First CEO is N. Thomas Linebarger, who served as CEO until August 1, 2022

(2) Our Second CEO is Jennifer W. Rumsey, who became CEO on August 1, 2022

(3) The other NEOs for each applicable year are:

- 2022: S. Barner, T. Embree, S. Padmanabhan, LL. Satterthwaite, and M.A. Smith
- 2021: J.W. Rumsey, S. Padmanabhan, LL. Satterthwaite, and M.A. Smith
- 2020: M.M. Rose, S. Padmanabhan, LL. Satterthwaite, and M.A. Smith

(4) The Peer Group TSR shown in the table above is based on our Custom Peer Group as shown in our CD&A for the applicable year. TSR for this Group is weighted as of year-end 2019 by market capitalization

(5) The SEC rules require that certain adjustments be made to the Summary Compensation Table totals to determine CAP, as reported in the Pay versus Performance table above. The following table details the applicable adjustments that were made to determine CAP:

			Pension Benefits & NQDC				Equity Awards				
Year	Executives	SCT Total	Deduct SCT Change In Pension Value	Add Actuarial Pension Service Cost	Add Above-Market Earnings on NQDC	Deduct SCT Stock & Option Awards	Add Year-End Value of Unvested Equity Granted in Year	Add Change in Value of Unvested Awards Granted in Prior Years	Add Change in Value of Vested Equity Granted in Prior Years	Deduct Value of Awards Not Meeting Vesting Conditions	Add Dividends Paid on Unvested Equity
2022	Second CEO	$7,133,411	$0	$114,724	$0	$(4,478,567)	$5,582,361	$626,521	$(66,409)	$0	$0
	First CEO	$11,521,051	$(24,768)	$764,004	$5,498	$(5,024,835)	$1,302,551	$3,940,845	$(1,539,696)	$(4,520,563)	$0
	Avg. NEO	$3,223,819	$0	$219,179	$0	$(1,165,115)	$1,538,663	$783,631	$(241,070)	$(62,824)	$5,515
2021	First CEO	$15,645,919	$(465,336)	$782,182	$96,695	$(6,879,016)	$6,140,641	$(1,342,278)	$3,287,072	$0	$0
	Avg. NEO	$5,560,018	$(709,264)	$168,006	$19,548	$(2,706,755)	$2,342,987	$(257,279)	$445,398	$0	$6,281
2020	First CEO	$17,291,581	$(5,456,681)	$641,715	$104,110	$(4,998,723)	$12,793,206	$6,785,352	$710,054	$0	$0
	Avg. NEO	$4,213,127	$(1,590,422)	$149,945	$32,876	$(1,013,647)	$2,146,951	$968,628	$127,410	$(59,476)	$0

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID (CAP) AND PERFORMANCE MEASURES

The Pay versus Performance table above and graphs below demonstrate that our NEOs' CAP is aligned with our company's performance over time. To normalize for a change in our CEO incumbent in 2022, Ms. Rumsey's and Mr. Linebarger CAP are combined for FY22. CEO and NEO pay is generally aligned with our TSR, Net Income, and EBITDA. However, NEO incumbent changes and year over year performance results compared to CAP encompassing three years of performance may distort results in any given year. Our CAP for 2020 was higher than that for 2021 and 2022 because our stock price increased during 2020, which increased the value of outstanding stock options. We discontinued the granting of stock options as a component of our normal long-term incentive program beginning in 2021.

Cummins Compensation Actually Paid to CEO and Avg. NEO vs. TSR (1)


Total Pay ($MM)
$35
$30
$25
$20
$15
$10
$5
$0
Indexed TSR (2019 = 100)
150
125
100
75
50
25
0
100
131
128
146
$27.9
$5.0
$17.3
$4.9
$15.3
$4.3
2019
2020
2021
2022
CEO Comp Actually Paid
Avg. NEO Comp Actually Paid
CMI Indexed TSR

Cummins Compensation Actually Paid to CEO and Avg. NEO vs. Net Income and EBITDA (1)


Total Pay ($MM)
$35
$30
$25
$20
$15
$10
$5
$0
Earnings ($B)
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$27.9
$5.0
$17.3
$4.9
$15.3
$4.3
2020
2021
2022
CEO Comp Actually Paid
Avg. NEO Comp Actually Paid
Net Income
EBITDA

(1) 2022 CEO CAP in the above charts reflects the combined compensation for our former CEO, N. Thomas Linebarger, who served as CEO until August 1, 2022, and our new CEO, Jennifer W. Rumsey who became CEO on that date.

As shown in the graph below, our company's TSR has generally tracked that for our Custom Peer Group on a market capitalization weighted basis.

Cummins TSR vs. Custom Peer Group TSR Indexed 2019 – 2022


Indexed TSR (2019 = 100)
160
140
120
100
80
60
40
20
0
100
131
124
146
128
154
146
2019
2020
2021
2022
Cummins
Custom Peer Group

2022 PERFORMANCE MEASURES

For fiscal year 2022, our TMCC identified the performance measures listed below as the most important in its compensation-setting process for our NEOs.

Tabular List of Performance Measures

EBITDA
ROIC
ROANA
Cash Flow

The Committee identified EBITDA, ROIC, ROANA, and Cash Flow as our "most important" measures because they have been or will be used in our incentive awards (cash flow will be introduced in 2023). These measures drive the largest portion of our executives' pay. EBITDA, ROIC, and ROANA provide an incentive for profitable growth and correlate well with shareholder value. Operating cash flow provides capital for investments that are important to our future and allows us to return significant capital to our shareholders.

DIRECTOR COMPENSATION

As with the pay programs for our executive officers, we review our non-employee director pay programs on an annual basis and target the median of the market in setting our pay levels. We also strive to create a non-employee director compensation program that is simple and is aligned with shareholder interests.

We assess both our Custom Peer Group as well as the broader market in benchmarking director pay levels and practices. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices and decision support in the following areas:

- Board and Committee retainers and meeting fees;
- Equity compensation;
- Leadership compensation; and
- Other major pay elements and practices.

For 2022, our Board approved, on the basis of benchmarking data, the following compensation changes:

- Increase the general board retainer from $275,000 to $315,000
- Increase the committee chair cash retainer from $20,000 to $25,000 for the Audit and Talent Management and Compensation Committees

Annual Compensation

Board Retainer	• In 2022, we provided each of our non-employee directors target annual compensation of $315,000, $140,000 of which is paid in cash and $175,000 of which is paid in the form of our common stock.
Lead Director Compensation	• An additional $35,000 cash retainer.
Committee Chair Compensation	• An additional $25,000 cash retainer for the Audit and Talent Management and Compensation Committees. • An additional $15,000 cash retainer for the Finance, Governance and Nominating, and Safety and Environment, and Technology Committees.

We also have a Deferred Compensation Plan for non-employee directors, pursuant to which directors may elect to defer receipt of all or any portion of their compensation while they serve as a director. The deferred compensation, plus accrued interest, is paid to the director upon the earliest of a specified date (if one is selected by the director), the director's retirement or death or a change in control of our company. If the deferred compensation and interest is paid in connection with a specified date or the director's retirement, it is paid to the director in a lump sum or in annual installments, not to exceed 15, as specified by the director. Upon a change in control of our company or the director's death, such deferred compensation and interest would be paid in cash to the director in one lump sum.

Account crediting options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2% and Barclays Capital U.S. Government/Credit Bond Index.

Each non-employee director is required to maintain direct ownership of shares of our Common Stock (including stock awards) equal to or greater in value to three times his or her annual total retainer fee. Non-employee directors must comply with this requirement within six years of becoming a member of our Board. Subject to limited exceptions, non-employee directors are not allowed to sell our shares until they reach their stock ownership guideline, and then may not sell shares to the extent their ownership level would be less than the guideline amount. All of our non-employee directors have either satisfied this requirement or have additional time to do so.

The following table provides information concerning the compensation of our non-employee directors for 2022. As employee directors, Ms. Rumsey and Mr. Linebarger did not receive any compensation for their service as directors in 2022.

Name	(1) Fees Earned or Paid in Cash ($)	(2) Stock Awards ($)	(3) Change in Pension Value and Non Qualified Deferred Compensation Earnings	(4) All Other Compensation	Total
R. J. Bernhard(5)	$140,000	$174,116	$0	$0	$314,116
F. R. Chang Diaz	$140,000	$174,116	$0	$0	$314,116
B. V. Di Leo Allen	$140,000	$174,116	$0	$0	$314,116
S. B. Dobbs	$155,000	$174,116	$0	$0	$329,116
C. A. Harris	$140,000	$174,116	$0	$0	$314,116
R. K. Herdman(5)	$165,000	$174,116	$0	$31,500	$370,616
A. M. Herman(6)(8)	$0	$0	$0	$0	$0
T. J. Lynch	$205,000	$174,116	$0	$0	$379,116
W. I. Miller(8)	$140,000	$174,116	$39,236	$0	$353,352
G. R. Nelson(5)	$165,000	$174,116	$4,576	$0	$343,692
K. A. Nelson(5)	$140,000	$174,116	$0	$50,000	$364,116
K. H. Quintos(5)	$140,000	$174,116	$0	$0	$314,116
G. L. Belske(5)(7)	$128,333	$163,939	$0	$16,500	$308,773

(1) Fees Earned or Paid in Cash were as follows:

Director	Board Retainer	Lead Director Fee	Committee Chaired	Committee Chair Fees	Total
R. J. Bernhard	$140,000	$0		$0	$140,000
F. R. Chang Diaz	$140,000	$0		$0	$140,000
B. V. Di Leo Allen	$140,000	$0		$0	$140,000
S. B. Dobbs	$140,000	$0	Safety, Environmental and Technology	$15,000	$155,000
C. A. Harris	$140,000	$0		$0	$140,000
R. K. Herdman	$140,000	$0	Audit	$25,000	$165,000
A. M. Herman	$0	$0		$0	$0
T. J. Lynch	$140,000	$35,000	Finance	$15,000	$205,000
			Governance and Nominating	$15,000	
W. I. Miller	$140,000	$0		$0	$140,000
G. R. Nelson	$140,000	$0	Talent Management and Compensation	$25,000	$165,000
K. A. Nelson	$140,000	$0		$0	$140,000
K. H. Quintos	$140,000	$0		$0	$140,000
G. L. Belske	$128,333	$0		$0	$128,333

(2) The stock awards column represents the aggregate grant date fair value of the awards, which is $197.41/share and $200.66/share for G.L. Belske who joined the board in July of 2022. The aggregate grant date fair value was computed in accordance with ASC Topic 718, excluding any impact from an election to defer the award. The assumptions made in valuing stock awards for 2022 are included in the Note 20 to Consolidated Financial Statements in our 2022 Annual Report on Form 10 K and such information is incorporated by reference.

The stock value represents 55 percent of the annual retainer. The number of shares is calculated by dividing the target value by the preceding 20 day average closing price of our Common Stock on the NYSE on the grant date, rounded down to the nearest whole share. Each director was awarded 882 shares of stock. The shares were granted using a value of $198.22, the preceding 20 day average of closing prices of our Common Stock on the NYSE on the grant date of May 10, 2022. G.L. Belske was awarded 817 shares of stock. The shares were granted using a value of $196.19, the preceding 20 day average of closing prices of our Common Stock on the NYSE on the grant date of July 11, 2022

(3) These amounts represent "Above Market" earnings in the Deferred Compensation Plan, as described above. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate published by the U.S. Internal Revenue Service.

(4) These amounts represent our match of directors' contributions for a program under which we match contributions, up to $50,000 per individual, to a designated charitable non-profit organization.

(5) R. J. Bernhard, R.K. Herdman, G. R. Nelson, K.A.Nelson, K.H. Quintos, and G.L. Belske elected to defer 100% of the 2022 Stock Award. The value of this Stock Award is included in this table. R. J. Bernhard elected to defer 100% of his fees paid in cash in 2022.

(6) A. M. Herman retired from our Board effective at the 2021 Annual Meeting.

(7) G.L. Belske joined our Board on July 11, 2022.

(8) As part of our overall support of charitable and educational institutions, we previously established the Cummins Inc. Charitable Bequest Program in which directors first elected prior to 2004 are eligible to participate. Only W. I. Miller and A. M. Herman currently participate in this program. Following the death of such director, we will donate 10 equal annual installments of $100,000 to one or more qualifying institutions designated by such director. The obligations under this program are funded by life insurance policies that have been fully paid. As a result, there was no cost associated with the program in 2022. Directors do not receive any direct financial benefit from the program since all charitable deductions accrue to us.

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

(Item 13 on the Proxy Card)

Executive compensation is important to us and to our shareholders. Since 2011, we have held annual advisory shareholder votes to approve the compensation of our Named Executive Officers as required by Section 14A of the Securities Exchange Act of 1934. At this year's Annual Meeting, we once again are seeking input from our shareholders through an advisory vote to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. In 2022, consistent with the recommendation of our Board, our shareholders voted in favor of our executive compensation, with 89.5% of votes cast in favor.

Our Board would like the support of our shareholders for the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. Accordingly, for the reasons we discuss above, our Board unanimously recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement."

The compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement will be approved if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

As this is an advisory vote, the results of the vote will not be binding on our Board, although our Talent Management and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and our Talent Management and Compensation Committee and our Board will review and consider the outcome of the vote when making future compensation decisions for our Named Executive Officers. We believe our company benefits from constructive dialogue with our shareholders on these important matters, and while we continue to reach out to our shareholders on these and other issues, we also encourage our shareholders to contact us if they would like to communicate their views on our executive compensation programs. Shareholders who wish to communicate with our non-management directors concerning our executive compensation programs should refer to the section above entitled "Corporate Governance – Board of Directors and Committees – Communication with the Board of Directors." We intend to hold the next advisory vote on the compensation of our Named Executive Officers at the annual meeting in 2024.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND ACCOMPANYING COMPENSATION TABLES AND NARRATIVES IN THIS PROXY STATEMENT.

ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

(Item 14 on the Proxy Card)

Section 14A of the Securities Exchange Act of 1934 requires that, every six years, we provide shareholders with a vote on how frequently we will submit the non-binding advisory vote on compensation of our named executive officers (the "say on pay" vote) to our shareholders in the future. We last submitted a vote on the frequency of future say on pay votes to our shareholders in 2017, when, in keeping with the recommendation of our Board, our shareholders expressed a preference that future say on pay votes be held on an annual basis. Consistent with that preference, our Board has held a say on pay vote annually since 2017. Because this is the sixth year after the last vote on the frequency of future say on pay votes, we are again asking our shareholders at the Annual Meeting whether future say on pay votes should occur every year, every two years or every three years.

Our Board recommends that shareholders approve holding a say on pay vote every year (an annual vote) because we continue to believe that an annual vote will promote best governance practices and facilitate our Talent Management and Compensation Committee's and our senior management's consideration of the views of our shareholders in structuring our compensation programs for our named executive officers. We believe that an annual vote will provide our Talent Management and Compensation Committee and our senior management with more direct input on, and reactions to, our current compensation practices, and better allow our Talent Management and Compensation Committee and our senior management to measure how they have responded to the prior year's vote.

For the reasons discussed above, our Board recommends that shareholders vote in favor of holding an advisory say on pay vote on executive compensation at our annual meeting of shareholders every year. In voting on this advisory vote on the frequency of the say on pay vote, shareholders should be aware that they are not voting "for" or "against" the Board's recommendation to vote for a frequency of every year. Rather, shareholders will be casting votes to recommend a say on pay vote frequency, which may be every year, two years, or three years, or they may abstain entirely from voting on the proposal

The frequency of the say on pay vote receiving the greatest number of votes cast in favor of such frequency, whether every year, every two years or every three years, will be the frequency of the say on pay vote that shareholders are deemed to have approved. Abstentions and broker non-votes do not constitute a vote for any particular frequency.

Additionally, although the outcome of this advisory vote on the frequency of future say on pay votes is non-binding, our Board will review and consider the outcome of this vote when making determinations as to when the say on pay vote will again be submitted to shareholders for approval at an annual meeting of shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE ADVISORY VOTE ON EXECUTIVE COMPENSATION BE SUBMITTED TO SHAREHOLDERS EVERY YEAR.

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

(Item 15 on the Proxy Card)

The Audit Committee of our Board has voted to appoint PricewaterhouseCoopers LLP, or PwC, as the firm of independent public accountants to audit our financial statements for 2023. Although the selection and appointment of independent public accountants is not required to be submitted to a vote of our shareholders, our Board has decided, as in the past, to ask our shareholders to ratify this appointment. Such ratification does not limit the Audit Committee's ability to make subsequent changes to our auditors that it thinks appropriate.

Under its charter, the Committee is responsible for the appointment, compensation and oversight of our independent auditor. In selecting PwC as the independent public accountants for 2023, the Audit Committee considered a number of factors, including:

- PwC's internal quality-control procedures, including results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection report on PwC and the results of peer review examinations;
- Consideration of investigations by governmental or professional authorities and whether they may impair PwC's ability to perform Cummins' annual audit;
- PwC's independence program and any relationships between PwC and our company that could have a bearing on PwC's independence;
- PwC's industry experience and global footprint to audit our operations worldwide;
- The professional qualifications of the lead audit partner;
- The periodic refreshment of perspective and objectivity provided by the mandatory five-year rotation of the partner-in-charge;
- The engagement team's collective expertise and knowledge of our business, worldwide operations and risk profile; and
- The results of the evaluation of PwC's performance described in the Audit Committee Report below.

The Committee discusses services performed by PwC and considers the impact of non-audit services on PwC's independence. The Committee pre-approves these services and the related fees. We believe that all services rendered to us by PwC are permissible under applicable laws and regulations, and have been pre-approved by or on behalf of the Audit Committee pursuant to the policy described below. Fees paid to PwC for services are disclosed in the table below under the categories listed therein.

These services are actively monitored (both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in PwC's core work, which is the audit of our consolidated financial statements and the audit of our internal control over financial reporting.

In consideration of the matters described above, we believe that the appointment of PwC is in the best interest of the company and its shareholders.

A representative of PwC will be present at the Annual Meeting and will be available to answer appropriate questions but will not have the opportunity to make a statement. A report of the Audit Committee in connection with its independence, the independence of the auditors and certain other matters follows our Board's recommendation on this Item below.

VOTE REQUIRED AND RECOMMENDATION OF THE BOARD OF DIRECTORS

Appointment of PwC as auditors will be ratified if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for the ratification of PwC.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS PROPOSAL TO RATIFY THE APPOINTMENT OF PwC.

Audit and Non-Audit Fees

The table below presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for 2022 and 2021 and fees billed for other services rendered by PwC during those periods. The increase in 2022 is primarily related to approximately $10 million in fees for the Meritor acquisition and planned separation of the Filtration business. The fees are presented in millions of US dollars.

	2022	2021
Audit fees:(1)	19.7	12.3
Audit-related fees:(2)	3.8	1.1
Tax fees:(3)	1.5	0.4
All other fees:(4)	0.1	0.0
Total	25.1	13.8

(1) Audit fees consisted of work performed in connection with the audit of our financial statements (including internal control over financial reporting), as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory and subsidiary audits.

(2) Audit-related fees principally include attestation services requested by management, audit procedures performed in conjunction with the planned separation of the Filtration business and employee benefit plan audits.

(3) Tax fees consisted principally of assistance with non-US tax compliance and planning, review of foreign tax returns and assistance in connection with tax audits.

(4) All other fees included advisory services for seminars related to employee training, research survey results, licensing fees for technical research tools and other advisory services.

Audit Committee Pre-Approval Policy

The Sarbanes-Oxley Act of 2002 and rules of the SEC prohibit our independent accountant from providing certain types of non-audit services to us. They also require that all audit, review or attest engagements required under the securities laws and permitted non-audit services provided to us by our independent accountant be pre-approved by the Audit Committee or one of its members to whom the Audit Committee has delegated authority.

Under our policy and procedures, when considering whether to approve non-audit services to be provided by our independent accountant, the Audit Committee must consider whether the provision of the service would adversely affect the independence of the independent accountant. Specifically, the Audit Committee must consider whether the provision of the service would (i) place the accountant in the position of auditing his or her own work; (ii) result in the accountant acting as management or an employee of our company; or (iii) place the accountant in the position of being an advocate for us. Any proposed non-audit service that the Audit Committee determines would adversely affect the independence of our independent accountant will not be approved.

The Audit Committee is solely responsible for pre-approving all audit and non-audit services. The Audit Committee has delegated to its Chair authority to pre-approve audit and permitted non-audit services to be provided by our independent accountant, provided that such services are permissible under our foregoing policy and procedures and do not exceed $100,000 in the aggregate. Decisions of the Chair must be reported to the full Audit Committee at its next scheduled meeting.

Audit Committee Report

The role of our Audit Committee is to assist our Board in fulfilling its oversight responsibilities as they relate to:

- The integrity of our financial statements and internal control over financial reporting;
- Our compliance with ethics policies, and legal and regulatory requirements; and
- Our independent auditor's qualifications and independence.

The Committee also has responsibility for:

- Preparing this report of the Committee, which is required to be included in our proxy statement;
- Selecting, retaining, compensating, overseeing and evaluating our independent auditor;
- Providing assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management; and
- Overseeing the performance of our internal audit function.

Each member of the Committee is independent as defined under our independence criteria, NYSE listing standards and SEC rules. The Committee operates under a written charter that has been adopted by our Board and is reviewed by the Committee on a periodic basis. The Committee's current charter can be viewed on our website.

The Committee fulfills its responsibilities through periodic meetings with PwC, our independent registered public accounting firm since 2002, and with our internal auditors and management. During 2022, the Committee met nine times. The Committee periodically meets in executive session. The Committee also has periodic educational sessions on accounting and reporting matters. The Committee reviewed with both PwC and our internal auditors, and approved, their respective audit plans, audit scope, compensation and identification of audit risks. Further, the Committee reviewed and discussed with our management and PwC our audited financial statements, critical audit matters addressed during the audit and management's and PwC's evaluations of our internal control over financial reporting, as reported in our 2022 Annual Report on Form 10-K. The Committee discussed our interim financial information contained in each quarterly earnings announcement and each Quarterly Report on Form 10-Q with our Chief Financial Officer, Controller and our independent auditors, prior to public release. The Committee also met with PwC to discuss the results of its reviews of our interim financial statements. Management has the responsibility for the preparation and integrity of our financial statements and internal control over financial reporting and PwC has the responsibility for the review or examinations thereof.

The Committee discussed and reviewed with PwC all matters required by the PCAOB and the SEC. The Committee received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and discussed with PwC its independence.

The Committee established a process for the formal evaluation of PwC's performance, which includes obtaining an annual assessment of PwC from management. In conducting this evaluation, the Committee reviewed responses to a questionnaire completed by members of management that covered areas such as the quality of services provided by PwC, sufficiency and experiences of resources on the engagement, communication and interaction with PwC over the course of the year, and independence, objectivity and professional skepticism of PwC. PwC's performance is also discussed with management and PwC during separate private sessions, as well as in executive session.

The Committee also considers other factors, including the policy that PwC follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Committee is involved in the selection of the partner-in-charge at the time of rotation. PwC's senior relationship partner interviews with members of management and with the Committee Chair to understand the necessary partner-in-charge attributes as part of the partner-in-charge succession planning process. Attributes evaluated include client and functional experience, technical competence, communication skills, critical behaviors, familiarity with audit committee processes and independent communications and stature within PwC. PwC develops a list of potential candidates and identifies one of the candidates as recommended by the firm. The recommended candidate meets with members of management and the Committee. If the recommended candidate is selected, the process is complete. If the recommended candidate is not selected, the process continues with additional candidate meetings until an acceptable candidate is identified. The most recent partner-in-charge rotation occurred in 2022.

Based on the above-mentioned reviews and discussions with management, internal audit and PwC, the Committee recommended to our Board of Directors that our audited financial statements and management's report on internal control over financial reporting be included in our 2022 Annual Report on Form 10-K, for filing with the SEC.

Based on the reviews and evaluations described above, the Committee reappointed PwC as our independent auditors for 2023, subject to shareholder ratification at the Annual Meeting.

Respectfully submitted,
ROBERT K. HERDMAN, 2022 CHAIR
GARY L. BELSKE
ROBERT J. BERNHARD
STEPHEN B. DOBBS
WILLIAM I. MILLER
GEORGIA R. NELSON
KIMBERLY A. NELSON
KAREN H. QUINTOS

APPROVAL OF THE CUMMINS INC. EMPLOYEE STOCK PURCHASE PLAN AS AMENDED

(Item 16 on the Proxy Card)

We are asking our shareholders to approve our Employee Stock Purchase Plan, as amended, which we refer to as the "ESPP." In 2023, the Talent Management and Compensation Committee of our Board approved an amendment to our existing ESPP to increase the potential discount on stock purchased by employees under the plan from 15% to 20% and to increase the annual limit on our aggregate matching contributions under the ESPP to $30 million from $7.5 million, subject to shareholder approval. The increase in the annual limit is necessary to accommodate an increase in the rate of our matching contributions and increased global participation from our eligible employees. Our Board believes that this amendment will help us retain and motivate eligible employees and will help further align the interests of eligible employees with those of our shareholders. We are seeking shareholder approval of the ESPP, as amended, to satisfy the requirements of the NYSE. Except for the increase of the annual limit on our aggregate matching contributions, we do not expect the approval of the ESPP, as amended, to result in any material change to our current compensation practices.

Summary of the ESPP

The following description of the ESPP is qualified in its entirety by reference to the plan document, as amended, a copy of which is attached as Annex B and incorporated into this proxy statement by reference.

General. The purpose of our ESPP is to allow our eligible employees and eligible employees of our subsidiaries and other affiliates to purchase shares of our Common Stock at a discount. Our Board believes that our ESPP is an important part of our overall compensation program and helpful in attracting, motivating and retaining qualified employees who are essential to our success.

Eligibility. Any of our permanent employees, as designated by us, and any permanent employee of our designated subsidiaries and other affiliates (excluding any person paid through the payroll of an unrelated third party) who, in our judgment, (i) is employed at a work location having sufficient payroll system capabilities to support the ESPP and (ii) if the employee is a citizen or resident of a non-U.S. jurisdiction, is able to participate in the ESPP without violating (or causing his or her employer to violate) any applicable law or regulation. As of December 31, 2022, approximately 96% of our and our affiliates' employees, including all of our executive officers, were eligible to participate in the ESPP. Members of our Board who are not employees and other non-employees such as consultants are not eligible to participate.

Participation. Each eligible employee may authorize the withholding of 1-15% of his or her base pay each pay period to be used to purchase shares for the employee's account on the open market by a third-party administrator we have engaged for this purpose. We make a matching contribution in cash in an amount sufficient to result in the employee receiving a discount on the shares purchased. The discount is currently a percentage between 0% and 15% that we determine from time to time. If the ESPP as amended and restated is approved, the discount will be a percentage between 0% and 20% that we determine from time to time. We also pay all brokerage commissions and fees in connection with each purchase of shares. The amount of our matching contribution is discretionary and subject to change, but is subject to an annual limit per calendar year. Prior to the amendment to the ESPP currently being submitted for shareholder approval, the limit was $7.5 million per year on a plan-wide basis. The amendment to the ESPP will increase the limit to $30 million per year. Upon reaching the annual limit, no further matching contributions may be made by us under the ESPP for the remainder of the calendar year. Participants receive any dividends paid on shares credited to their accounts, and may at any time sell any or all of the shares credited to their accounts. A participant may terminate his or her participation in the ESPP at any time by providing notice, and a participant's participation in the ESPP will also terminate if he or she ceases to qualify as an eligible employee.

New Plan Benefits. The actual benefits, if any, to participants in the ESPP are not determinable prior to the purchase of shares thereunder because the value, if any, of such shares to their holders is represented by the market price of a share of Common Stock on the date of the purchase and we cannot determine participation levels and contribution rates under the ESPP. As of March 7, 2023, the fair market value of one share of Common Stock was $256.29 based upon the closing price for a share of Common Stock on the NYSE.

Plan Category	Number of securities to be issued upon exercise price of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,867,765	$145.57	4,539,907

(1) The number is comprised of 2,145,963 stock options, 485,299 performance shares and 236,413 restricted shares. See Note 20. "STOCK INCENTIVE AND STOCK OPTION PLANS," to the *Consolidated Financial Statements* in our 2022 Form 10-K for a description of how options and shares are awarded.

(2) The weighted-average exercise price relates only to the 2,145,963 stock options. Performance and restricted shares do not have an exercise price and, therefore, are not included in this calculation.

Amendment and Termination of the ESPP. We may, in our sole discretion, amend the ESPP at any time, except that, unless required by law, no amendment may be retroactive or deprive any participant of amounts credited to his or her account. We also may terminate the ESPP at any time in our sole discretion. If we do not Dearlier terminate the ESPP, it will terminate automatically on the tenth anniversary of its approval by shareholders.

Summary of Federal Income Tax Consequences

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the ESPP and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Our ESPP is not intended to qualify as an ‘‘employee stock purchase plan’’ under Section 423 of the Code. Shares under the ESPP are purchased using after-tax employee contributions. A participant will recognize taxable income as a result of purchasing shares of our Common Stock and receiving our matching contribution under the terms of the ESPP.

Upon purchasing shares under the ESPP and receiving our matching contribution, the participant will recognize ordinary income in an amount equal to the matching contribution. Upon subsequent resale of the shares of Common Stock, the difference between the sale price and the fair market value when the shares were purchased will be treated either as a capital gain or loss. The holding period to determine whether the capital gain (or loss) is a long- or short-term capital gain (or loss) will commence on the day after the date on which the shares are acquired.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve the Cummins Inc. Employee Stock Purchase Plan, as amended. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE CUMMINS INC. EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED.

SHAREHOLDER PROPOSAL

(Item 17 on the Proxy Card)

The following proposal was submitted by John Chevedden and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal.** The shareholder's address and number of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the Independent Board Chairman Proposal is presented exactly as it was submitted to our company.

Proposal 17 – Independent Board Chairman

FOR Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an expedited basis.

Although it is a best practice to adopt this policy soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is no substitute for an independent Board Chairman. The Cummins Lead Director list of duties allow for these conclusions:

- Conferr and approve Board meeting agendas but approval restricted to making sure there is enough time.
- Chairs certain Board meetings and gives feedback that can be ignored.
- Leads the annual performance reviews of the CEO and the Board which the lead director may already do as Chair of the Nominating Committee.
- Ensure that there is open communication between independent Directors and the Chairman and other management members, a task which employees and other directors may also do.
- Look at information sent to the Board.
- Confer with the Chair on issues of corporate importance, but only as appropriate whatever appropriate means.

Since 2013 support for this proposal topic at Cummins increased from 30% to 37%.

Plus management fails to give shareholders enough information on this topic to make a more informed decision. There is no management comparison of the *exclusive powers* of the Office of the Chairman and the de minimis *exclusive powers* of the Lead Director.

Please vote yes:

Independent Board Chairman — Proposal 17

STATEMENT IN OPPOSITION

Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:

We believe that our shareholders are best served if the Board retains the organizational flexibility to select the best person to serve as Chairman, giving consideration to relevant factors at any particular time.

Under our Corporate Governance Principles, our Board has the freedom to determine the optimal leadership structure for the company, including, when appropriate, separating the roles of Chairman and Chief Executive Officer, based solely on what it believes is in the best interests of the company and its shareholders. Given the dynamic and competitive environment in which the company operates, this flexibility allows our Board to decide what leadership structure works best for our company based on the facts and circumstances existing from time to time. When our Board determines that the same individual should hold the positions of Chairman and Chief Executive Officer, and at any time when the Chairman is not independent, the Board's independent directors will elect an independent Lead Director.

We believe that it is important for the Board to continue to exercise its judgment on a case-by-case basis in determining the most effective leadership structure for us, rather than take a rigid approach, as called for by the shareholder proposal. We believe that the Company and its shareholders benefit from this flexibility, and that the directors are best positioned to lead this evaluation given their knowledge of our leadership team, strategic goals, opportunities and challenges.

As part of our company's Chief Executive Officer transition in 2022, and to help ensure a successful and seamless transition, the Board determined that the Company's shareholders are best served at this time by the separation of the Chief Executive Officer and Chairman positions. Effective as of August 1, 2022, N. Thomas Linebarger ended his term as Chief Executive Officer, continued serving as Chairman of the Board and transitioned to a role as Executive Chairman. Also, effective as of August 1, 2022, Jennifer W. Rumsey succeeded Mr. Linebarger as Chief Executive Officer and President. Thomas J. Lynch, an independent director appointed as the Board's independent Lead Director by the independent directors of our Board at the company's 2022 annual meeting of shareholders, continued to serve in such capacity.

Our Board recognizes and anticipates that circumstances may change such that a different structure may be warranted to support our company's needs, and the Board periodically reviews and assesses its leadership structure.

We believe that our existing governance practices and the current leadership structure of our Board have served our shareholders well, have delivered significant value to shareholders and promote effective and independent Board oversight.

As a result of the successful execution of the company's strategy over the past decade, Cummins is in a very strong financial position with strong credit ratings and liquidity and a proven track record of improving performance over successive cycles. The success of the company has been driven by a strong understanding of the industries in which we operate, a demonstrated capability to drive performance improvement over successive cycles and the vision to set the company on a path to further success in the face of changing industry dynamics.

There is no evidence to suggest that adopting a policy requiring separation of the roles of Chairman and Chief Executive Officer would improve our financial performance or otherwise benefit shareholders.

With the exception of Ms. Rumsey, our President and Chief Executive Officer, and Mr. Linebarger, our Chairman of the Board and Executive Chairman, the Board is composed entirely of independent directors. Independent directors make up 84.6% of the Board. As discussed under the heading "Other Information – Related-Party Transactions," none of our directors were involved in any related party transactions in 2022, demonstrating that our Board's decision-making was free from potential conflicts of interest.

Our Board's meeting practices and leadership structure encourage independence. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without Ms. Rumsey and Mr. Linebarger present. These sessions are led by an independent Lead Director, currently Mr. Lynch, who is selected by and from the independent directors. In addition, our independent directors frequently travel, without the Chief Executive Officer or the Executive Chairman in attendance, to visit our operations and meet with our employees and other stakeholders. In addition, our Board is dedicated to attaining a balance of tenure and refreshment. We have added seven new directors to our Board since 2015, bringing new and diverse perspectives and adding to our Board's mix of objectivity, skills and experience.

We have long been committed to having an independent Lead Director. The duties of the independent Lead Director are comprehensive and clearly delineated in our Corporate Governance Principles available on our Investor Relations site through www.cummins.com. Our independent Lead Director's responsibilities include:

- Serving as Chair of the Governance and Nominating Committee;

- Conferring with the Chairman on, and approving, Board meeting agendas and meeting schedules to assure there is sufficient time for discussion of all agenda items;
- Calling and presiding over all meetings of the Board at which the Chairman is not present, including executive sessions of independent Directors and communicating feedback on executive session to the Chairman;
- Leading the annual performance reviews of the Chief Executive Officer and the Board;
- Ensuring that there is open communication between our independent Directors, the Chairman, the CEO and other management members;
- Being available, when deemed appropriate by the Board, for consultation and direct communication with shareholders;
- Reviewing, at his or her discretion, information to be sent to the Board; and
- Conferring with the Chairman and CEO on other issues of corporate importance, as appropriate.

One of our longstanding governance practices is that all the members (including the chairs) of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee are independent directors, nominated by the Governance and Nominating Committee. When coupled with the independent composition of our Board, this governance practice ensures that independent directors oversee all critical Board governance matters, such as the integrity of the company's financial statements, compensation of our Chief Executive Officer and other members of senior management, and Board evaluation and selection of directors. The Board and each of its committees have unrestricted access to officers and employees of the company and have the authority to ask such questions and conduct investigations, and to retain legal, accounting, financial or other outside advisors, as they deem necessary or appropriate to fulfill their duties. In addition, the Board has long-established Corporate Governance Principles, which are available on our website.

A fixed, inflexible rule requiring the separation of our Chairman of the Board and Chief Executive Officer roles is not in the best interests of our shareholders.

We operate in a very competitive and fast-changing industry in which our Board must constantly assess industry change and disruption. Our Board is comprised of directors with diverse backgrounds, experience, perspectives and in-depth knowledge about the company. With this expertise, it is uniquely positioned to evaluate the company's key challenges and needs, including the optimal Board leadership structure.

The Board believes that its current best leadership structure strikes an appropriate balance between strong and consistent executive leadership and independent and effective oversight of our company's business at this time and that mandating a fixed and inflexible leadership structure for the company would unduly restrict the Board, would prevent the Board from determining the most appropriate leadership structure for the company and would hinder our Board's effectiveness in guiding our company and representing the interests of the shareholders. Effective corporate governance requires more than just a mechanical, "one-size-fits-all" approach.

The proposal's rigid and prescriptive approach to board leadership is not the practice of the majority of companies in the S&P 500.

The proposal confuses the existence of a separate Chairman and Chief Executive Officer among S&P 500 companies with the adoption of a policy mandating, in all circumstances, the separation and independence of a company's Chairman. While a number of S&P 500 companies have separated the roles of Chief Executive Officer and Chairman, not all of those companies have adopted an inflexible policy mandating the separation of Chairman and Chief Executive Officer roles, no matter the situation. Furthermore, a majority of S&P 500 companies do not have a separate, independent Chairman. According to the 2022 Spencer Stuart Board Index, approximately 64% of companies in the S&P 500 do not have an independent Chairman. We believe that rather than taking a "one-size-fits-all" approach to board leadership, the Board's fiduciary duties are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of our company and shareholders, taking into account the company's needs and circumstances at any given time.

Our Board routinely engages directly with shareholders, reinforcing Board and management accountability, and acts on our shareholders' governance concerns that are expressed in these interactions.

The company has long maintained a robust engagement program in order for the Board to be fully informed on, and able to weigh carefully, the view of its shareholders before making critical decisions on governance topics. We believe that our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to shareholders and enabling the Board to effectively oversee Cummins' business and affairs for the long-term benefit of shareholders. In addition, over the past several years, our independent directors, along with our leadership team, have engaged in significant shareholder outreach with shareholders holding a significant percentage of outstanding shares. As a result of these interactions, we have taken the following corporate governance-related actions in recent years:

- adopted proxy access;
- adopted a unilateral right for shareholders to amend the company's bylaws; and
- lowered the threshold at which shareholders may call a special meeting.

Along with the oversight of our Lead Director, these changes to our governing documents provide shareholders with the ability to ensure that proper checks and balances exist.

During these conversations, a majority of these shareholders, when asked, support our position of maintaining the flexibility for our Board to best determine our leadership structure.

The Board and our company are committed to the highest standards of corporate governance.

Our corporate governance practices and policies are described in the section of this proxy statement entitled "Corporate Governance." As discussed in that section, we have had a longstanding commitment to good corporate governance. Our practices in the area of corporate responsibility have been recognized by various organizations. For example, we have been named one of the World's Most Ethical Companies by the Ethisphere Institute for 16 consecutive years and we have been named to the S&P Dow Jones Indices of the World's Most Sustainable Companies in 2021 and 2022 and to the Group's North American Index for 16 consecutive years. In addition, we were named a top 100 company on Newsweek's 2022 and 2023 lists of America's Most Responsible Companies and to Barron's 2022 list of America's 100 Most Sustainable Publicly Held Companies.

Our shareholders rejected substantially identical proposals in 2013, 2015, 2019 and 2022.

In 2013, 2015, 2019 and 2022, our shareholders considered and rejected a proposal that would have required separate Chairman and Chief Executive Officer roles. The proposals, which sought a policy requiring our Chairman to be an independent director, were soundly defeated by our shareholders at our 2013 Annual Meeting with only 23.7% of our outstanding shares voting in favor of the proposal; at our 2015 Annual Meeting, with only 27.0% of our outstanding shares voting in favor of the proposal; at our 2019 Annual Meeting, with only 24.6% of our outstanding shares voting in favor of the proposal; and at our 2022 Annual Meeting, with only 28.1% of our outstanding shares voting in favor of the proposal. Since 2022, nothing has changed that would merit a different result.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

SHAREHOLDER PROPOSAL

(Item 18 on the Proxy Card)

The following proposal was submitted by As You Sow on behalf of Meyer Memorial Trust, PCR Children's Tr FBO Ellen and The Woodcock Foundation and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal.** The proponents' addresses and numbers of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the proposal is presented exactly as it was submitted to our company.

WHEREAS: The IPCC states that the window for limiting global warming to 1.5 degrees Celsius ("1.5ºC") to avoid the worst impacts of climate change is quickly narrowing. Immediate, sharp emissions reduction is required of all market sectors.[1]

In response to this growing material climate risk, the Climate Action 100+ initiative ("CA100+"), a coalition of over 700 investors with $60 trillion in assets, issued a Net Zero Benchmark ("Benchmark") outlining metrics that create climate accountability for companies and transparency for shareholders. Expectations include setting a net zero ambition, adopting 1.5°C aligned reduction goals across all relevant emission scopes, and establishing executive compensation metrics for achieving emissions reduction targets.[2]

As a global leader in engine manufacturing and components for heavy industrial vehicles, Cummins Inc. ("Cummins") is included on the CA100+ list of the world's largest corporate greenhouse gas emitters. Companies in the transportation sector are particularly vulnerable to climate risk as this sector was responsible for 37% of global greenhouse gas emissions in 2021.[3]

Cummins has set a goal to reduce its Scope 3 use-of-product emissions, which represent 99% of the Company's value chain emissions, by 25% by 2030 (from a 2018 baseline), a goal significantly below that necessary to align with the 1.5°C Paris goal and the CA100+ Benchmark. Cummins is not on track to achieve even this limited goal. From 2018 to 2021, Cummins' use-of-product emissions have *increased* 6 percent.[4]

Cummins has also failed to meet the CA100+ Net Zero Benchmark indicators for climate-related executive compensation metrics.[5] Cummins' compensation structure does not currently link greenhouse gas emissions reduction to executive compensation.[6] In fact, Cummins received an "F" grade on a recent report assessing Company Chief Executive Officer (CEO) compensation linkage to climate performance.[7]

Linking executive compensation to achieving 1.5°C aligned emissions reductions will incentivize leadership to prioritize climate performance while providing board oversight on this important issue. By tying CEO pay to 1.5°C aligned emissions reduction targets across its value chain, Cummins can assure investors it is adequately planning for long-term value creation and managing climate risk.

RESOLVED: Shareholders request the Board disclose a plan, at reasonable expense and excluding confidential information, to link executive compensation to 1.5°C aligned greenhouse gas emissions reductions across the company's value chain, including Scope 1, 2, and 3 greenhouse gas emissions.

---

1 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

2 https://www.climateaction100.org/net-zero-company-benchmark/methodology/

3 https://www.iea.org/topics/transport

4 https://www.cdp.net/

5 https://www.climateaction100.org/company/cummins-inc/

6 https://investor.cummins.com/sec-filings/all-sec-filings/content/0001104659-22-038414/0001104659-22-038414.pdf

7 https://www.asyousow.org/report-page/2022-pay-for-climate-performance

SUPPORTING STATEMENT: Proponents suggest the Board assess and disclose the benefits to the company of:

- Linking executive compensation to emission reductions across the Company's full value chain;
- Linking compensation to a: (1) standalone, (2) quantitative emissions reduction metric, (3) that is not a de minimis portion of total pay;
- Including emission reductions in the long-term incentive plan, preferably as performance share units;
- Annually reporting progress towards meeting emissions reduction compensation goals;
- Other information the Board deems appropriate.

STATEMENT IN OPPOSITION

Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:

We believe that the prescriptive approach of this proposal is not in the best interest of the Company and its shareholders at this time, particularly in light of the actions Cummins is already taking to address climate change and sustainability.

Cummins is committed to doing our part to address climate change and air emissions, using natural resources in the most sustainable way, and improving communities as demonstrated by the launch of PLANET 2050 in 2019. The Cummins environmental sustainability strategy set quantifiable goals for 2030 along with visionary longer-term aspirations. By 2050, Cummins' aspirational targets include carbon neutrality. Working with the Science Based Target initiative ("SBTi"), Cummins established two science-based targets for climate change which encompass facilities and operations (scope 1 and 2) and products (scope 3). Cummins publicly reports on progress to these 2030 goals – to reduce absolute greenhouse gas (GHG) emissions from facilities and operations by 50% and reduce scope 3 absolute lifetime GHG emissions from newly sold products by 25% – as well as the other seven PLANET 2050 goals through multiple reporting frameworks and its annual Sustainability Progress Report. In 2022, Cummins launched Destination Zero, which is our strategy to accelerate efforts to reduce GHG emissions and air quality impacts of our products in a way that is best for our customers and all stakeholders. We recognize the importance of addressing climate change, and we have taken a number of steps on our journey towards creating a more sustainable future for our company. Over the past several years, Cummins has acted to increase the understanding and management of the complicated factors impacting climate-related matters, as well as show meaningful outcomes that demonstrate our commitment to addressing them.

While we are committed to furthering our sustainability efforts, our core values guide how we approach fulfilling that commitment. As such, we believe it would be irresponsible to commit to the proponent's requested actions before completing the necessary foundational steps, many of which were underway before we received the proponent's proposal.

To learn more about the company's sustainability efforts, go to the company's ESG web page at https://www.cummins.com/company/esg.

We believe that our Talent Management and Compensation Committee, which is comprised entirely of independent directors, is best positioned to design and implement executive compensation arrangements that will promote Cummins' goals and create long-term shareholder value.

This proposal unduly interferes with the operations of our Talent Management and Compensation Committee, which requires flexibility to determine the appropriate metrics for our executive compensation program. Our shareholders' interests are best served by maintaining the Committee's flexibility to determine the metrics that are best suited to drive environmental progress in parallel with sustainable, long-term growth. As such, we do not believe it is in the company's or our shareholders' best interests to commit to the actions in the proposal at this time, and we recommend that our shareholders vote against this proposal.

Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.

STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND OTHERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of March 7, 2023 by:

- Each current director and director nominee;
- Each executive officer appearing in the Summary Compensation Table;
- All directors and executive officers as a group; and
- Any person who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock based on our review of the reports regarding ownership filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of March 7, 2023 through the exercise of any stock option or other right. Shares subject to stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the address of each beneficial owner is Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	13,205,088(2)	9.4%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,572,098(3)	8.2%
Sharon Barner	56,402(4)	*
Gary L. Belske	828	*
Robert J. Bernhard	16,960	*
Bruno V. Di Leo	7,431	*
Stephen B. Dobbs	12,206	*
Tracy A. Embree	33,602(5)	*
Carla A. Harris	1,457	*
Robert K. Herdman	17,862	*
N. Thomas Linebarger	760,170(6)	*
Thomas J. Lynch	9,664	*
William I. Miller	55,121(7)	*
Georgia R. Nelson	21,742	*
Kimberly A. Nelson	3,342(8)	*
Karen H. Quintos	5,533(9)	*
Jennifer W. Rumsey	74,835(10)	*
Tony L. Satterthwaite	182,725(11)	*
Mark A. Smith	75,663(12)	*
All directors and executive officers as a group, a total of 31 persons	1,587,874(13)	

* Less than 1%.

(1) Except as otherwise indicated, the voting and investment powers of the shares listed are held solely by the reported owner.

(2) The source of this information is a Schedule 13G/A filed February 9, 2023 with the SEC disclosing beneficial ownership of our Common Stock by The Vanguard Group and its related companies. The Vanguard Group and its related companies stated in their Schedule 13G/A that they have sole dispositive power for 12,629,716 shares, shared dispositive power for 575,372 shares, sole voting power for none of the shares and shared voting power for 190,875 shares.

(3) The source of this information is a Schedule 13G/A filed February 7, 2023 with the SEC disclosing beneficial ownership of our Common Stock by BlackRock, Inc. and its related companies. BlackRock, Inc. and its related companies stated in their Schedule 13G/A that they have sole dispositive power for all of the shares and sole voting power for 10,185,647 shares.

(4) Includes 38,528 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(5) Includes 47 shares owned by Ms. Embree's 401(k) plan and 13,320 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(6) Includes 240 shares held by Mr. Linebarger's spouse 9,046 shares owned by Mr. Linebarger's 401(k) plan, 43,859 shares owned by Mr. Linebarger's children and 578,930 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(7) Includes 167 shares owned by Mr. Miller's child.

(8) Includes 82 shares held by Ms. Nelson's spouse, 600 shares owned by the 2013 Family Trust and 400 shares owned by Ms. Nelson's spouse via the 2015 Family Trust..

(9) Includes 928 shares held by Trust.

(10) Includes 1,420 shares held by Ms. Rumsey's 401(k) plan, 11,373 shares held by Trust and 59,675 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(11) Includes 2,302 shares held by Mr. Satterthwaite's 401(k) plan and 111,090 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(12) Includes 61,540 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

(13) Includes 1,587,874 shares that may be purchased upon the exercise of vested stock options within 60 days of March 7, 2023.

OTHER BUSINESS

Our Board does not know of any business to be presented for action at the Annual Meeting other than that set forth in the Notice of Annual Meeting of Shareholders as reflected in Items 1 through 18 on the proxy card, and as referenced in this proxy statement. Under the terms of our by-laws, moreover, since the deadline for notice of additional business has passed, no additional business may be presented by shareholders for action at the Annual Meeting.

Other Information

RELATED-PARTY TRANSACTIONS

Our company, together with our subsidiaries and affiliates, is a global company with extensive operations in the U.S. and many foreign countries. We have thousands of employees with widespread authority to purchase goods and services. Because of these far-reaching activities, we encounter transactions and business arrangements with persons, businesses and other organizations in which one of our directors, executive officers or nominees for director, significant investors or their immediate families, may also be a director, executive officer, or have some other direct or indirect material interest. Such transactions and arrangements, which we refer to as related-party transactions, have the potential to create actual or perceived conflicts of interest.

As a result, the Audit Committee of our Board has established, and our Board has approved, a written policy and procedures for review and approval of any related-party transactions or proposed transactions where the amount involved in any year exceeds or will exceed $120,000. These procedures require that, in deciding whether to approve such a related-party transaction involving a director, director nominee, executive officer, holder of more than five percent of our Common Stock or their immediate family members, the Audit Committee must consider, among other factors:

- Information about the goods and services to be or being provided by or to the related party;
- The nature of the transaction and the costs to be incurred by us or payments to us;
- An analysis of the costs and benefits associated with the transaction;
- The business advantage we would gain by engaging in the transaction; and
- An analysis of the significance of the transaction to us and the related party.

To receive Audit Committee approval, a related party transaction must be on terms that are believed to be fair and reasonable to us. Our policy requires that there be a business or corporate interest supporting the transaction and that the transaction be in the best interest of us and our shareholders.

Based on information known to us, we believe there were no transactions during 2022 in which we were or are to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any director, director nominee, executive officer, holder of more than five percent of our Common Stock at the time of the transaction or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock, to file reports of ownership and changes in ownership of such securities with the SEC and the NYSE. Copies of these reports must also be furnished to us. Based solely upon a review of the copies of the forms filed under Section 16(a) and furnished to us, written representations from reporting persons after inquiry, and forms filed by us on the reporting person's behalf, we believe that all filing requirements under Section 16(a) applicable to our executive officers and directors were complied with during 2022, except that a Form 3 was filed for Jeffrey Wiltrout on January 31, 2022 to report his initial beneficial ownership of our company's securities as of January 15, 2022, and a Form 4 was filed for Tony Satterthwaite on August 30, 2022 to report a sale of stock in a 401(k) plan that occurred on August 25, 2022.

SHAREHOLDER PROPOSALS

Shareholders may submit proposals to be considered for shareholder action at our 2024 annual meeting of shareholders and inclusion in our proxy statement and proxy card if they do so in accordance with the appropriate regulations of the SEC. For such proposals to be considered for inclusion in our proxy statement and form of proxy card for our 2024 annual meeting of shareholders, they must be received by our Secretary no later than November 28, 2023.

If a shareholder desires to bring proper business before an annual meeting of shareholders which is not the subject of a proposal timely submitted for inclusion in our proxy statement and form of proxy as described above, the shareholder must follow procedures outlined in our by-laws. Pursuant to our by-laws, a shareholder may bring business to be considered at the annual meeting, provided that the shareholder (i) is a shareholder of record at the time of giving notice to us of the of the business and is entitled to vote at the annual meeting where the business will be considered, and (ii) complies with the applicable notice procedures set forth in our by-laws. Our by-laws provide that, in the case of business other than the election of directors, the shareholder bringing the business must deliver written notice of the business to our Secretary no later than 90 days preceding the date the meeting is scheduled to occur in the notice of such meeting first given to shareholders, which we refer to as the "originally scheduled date," unless such date is earlier than the first anniversary of the date set forth in our first mailed definitive proxy materials for the prior year's annual meeting, in which case written notice of the proposal must be delivered not later than the close of business on the 10th day following the first public disclosure of the earlier date.

In order for shareholders to give timely notice of director nominations at our 2024 annual meeting of shareholders for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act, notice must be submitted by the same deadline as disclosed above under the procedures for Shareholder director candidate recommendations set forth in our by-laws and must also include the information in the notice required by our by-laws and by Rule 14a-19.

Each required notice must contain certain information, including information about the shareholder, as prescribed by the by-laws.

EXPENSES OF SOLICITATION

The cost of this proxy solicitation will be borne by us. We will solicit proxies by mailing proxy materials to certain shareholders and a Notice of Internet Availability of Proxy Materials to all other shareholders; for shareholders that do not receive the full proxy materials, printed copies will be sent upon request as provided below and as provided in the Notice of Internet Availability of Proxy Materials.

We have retained Morrow Sodali Global LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist us in the solicitation of proxies for a fee not to exceed $10,000 plus expenses. Proxies may also be solicited by mail, telephone, e-mail or fax by our directors, officers and employees who will not be separately compensated for such services. Banks, brokerage houses and other institutions, nominees or fiduciaries will be reimbursed for their reasonable expenses incurred in forwarding proxy materials to the beneficial owners of our Common Stock upon request.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet availability of Proxy Materials and, as applicable, a printed version of our annual report to shareholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of the document was delivered.

Shareholders sharing an address may also request delivery in the future of a single copy of a Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement if they are currently receiving multiple copies of such documents. Shareholders may notify us of their requests by calling or writing to our Secretary at (317) 610-2500 or Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

March 27, 2023

We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K. You may also obtain a copy of the Form 10-K by writing to Sharon R. Barner, Secretary, Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204 or on our website at www.cummins.com.

APPENDIX A

Reconciliations of GAAP to Non-GAAP Financial Measures

EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION AND NONCONTROLLING INTERESTS

We define EBITDA as earnings before interest expense, income tax expense, depreciation and amortization and noncontrolling interests in income of consolidated subsidiaries. We use EBITDA to assess and measure the performance of our operating segments and also as a component in measuring our variable compensation programs. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. This measure is not in accordance with, or an alternative for, accounting principles generally accepted in the United States and may not be consistent with measures used by other companies. It should be considered supplemental data.

2022 & 2021 EBITDA

	Years Ended	
In Millions	December 31, 2022	December 31, 2021
Net income attributable to Cummins Inc.	$2,151	$2,131
Net income attributable to noncontrolling interests	32	33
Consolidated net income	2,183	2,164
Income tax expense	636	587
Income before taxes	2,819	2,751
Interest expense	199	111
EBIT	3,018	2,862
Depreciation and amortization	781	659
EBITDA	$3,799	$3,521

2022 & 2021 NET OPERATING PROFIT AFTER TAXES

In Millions	Years Ended December 31, 2022	December 31, 2021
Net income attributable to Cummins Inc.	$2,151	$2,131
Net income attributable to non controlling interests	32	33
Consolidated net income	2,183	2,164
Income tax expense	636	587
Income before taxes	2,819	2,751
Interest expense	199	111
EBIT	3,018	2,862
Less: Tax effect on EBIT	664	610
Net operating profit after taxes used for return on invested capital calculation (ROIC)	$2,354	$2,252

2022-2020 NET ASSETS

In Millions	December 31, 2022	December 31, 2021	December 31, 2020
Total Assets	$30,299	$23,710	$22,624
Less: Deferred debt costs	4	4	3
Less: Deferred tax assets	625	428	479
Less: Pension and other postretirement benefit adjustments exlcuded from net assets	832	966	67
Less: Liabilities deducted in arriving at net assets	11,270	9,486	8,947
Total net assets	17,568	12,826	13,128
Less: Cash, cash equivalents and marketable securities	2,573	3,187	3,862
Net assets for operating segments	$14,995	$9,639	$9,266

2022-2020 INVESTED CAPITAL

In Millions	December 31, 2022	December 31, 2021	December 31, 2020
Total equity	$9,967	$9,035	$8,989
Less: Defined benefit postretirement plans	(426)	(346)	(735)
Equity used for return on invested capital calculation (ROIC)	10,393	9,381	9,724
Loans payable	210	208	169
Commercial paper	2,574	313	323
Current maturities of long-term debt	573	59	62
Long-term debt	4,498	3,579	3,610
Invested capital used for return on invested capital calculation (ROIC)	$18,248	$13,540	$13,888

2022 REVENUE

In Billions	December 31, 2022
Total Revenue	$28.1
Less: Mertior revenue	$(1.9)
Revenue Excluding Meritor	$26.2

APPENDIX B

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

CUMMINS INC.
EMPLOYEE STOCK PURCHASE PLAN

Shares of Common Stock
(Par Value $2.50 Per Share)
of Cummins Inc.

This document contains information regarding the Cummins Inc. Employee Stock Purchase Plan and the Common Stock of Cummins Inc. that has been or is to be offered to eligible employees of Cummins Inc. and its subsidiaries under the terms of the Employee Stock Purchase Plan.

Our common stock is traded on the New York Stock Exchange under the symbol "CMI."

You should consider carefully the information under the caption "Risk Factors" in our most recent Annual Report on Form 10-K.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Dated as of May 9, 2023

TABLE OF CONTENTS

ARTICLE I

GENERAL PROVISIONS

Section 1.01. Restatement. Cummins Inc. (“Cummins”) established the Cummins Inc. Employee Stock Purchase Plan (“Plan”), effective November 1, 1998. Cummins restated the Plan, subject to shareholder approval, effective as of May 14, 2019, and again amended the Plan effective January 1, 2020. The Plan is being amended and restated effective as of the date of its approval by Cummins’ shareholders at Cummins’ 2023 annual meeting of shareholders.

Section 1.02. Purpose. The purpose of the Plan is to allow eligible employees of Cummins and its subsidiaries and affiliates (“Employer”) to purchase shares of Cummins common stock and receive a matching employer contribution. The Plan is not intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

ARTICLE II

DEFINED TERMS AND RULES OF CONSTRUCTION

Section 2.01. Definitions. For purposes of the Plan, the following terms, when capitalized, have the meanings set out below:

(a) “Account” means, with respect to a Participant, the account established by the Administrator for the Participant pursuant to Section 4.01.

(b) “Administrator” means Morgan Stanley Smith Barney or such other administrator as Cummins, in its discretion, may designate.

(c) “Applicable Form” means the form designated and provided by the Employer or Administrator for making an election or providing a notice required by the Plan. To the extent permitted by applicable law, the Employer or Administrator may prescribe an oral, electronic, or telephonic form in lieu of or in addition to a paper form.

(d) “Base Pay” means, with respect to a Participant, his base salary or hourly wages and includes commission and earnings that are paid in lieu of base salary or hourly wages, such as vacation or holiday pay. Base Pay excludes allowances, incentive pay, bonuses, reimbursed expenses, overtime pay, deferred compensation, fringe benefits, and other similar forms of payment, unless otherwise determined by Cummins.

(e) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

(f) “Commission” means the United States Securities and Exchange Commission.

(g) “Common Stock” means the common stock of Cummins.

(h) “Cummins” means Cummins Inc.

(i) “Eligible Employee” means a permanent Employee who, in the judgment of Cummins, (i) is employed at a work location having sufficient payroll system capabilities to support the Plan and (ii) if such individual is a citizen or resident of a non-U.S. jurisdiction, is able to participate in the Plan without violating (or causing the Employer to violate) any applicable law or regulation. For purposes of this definition, a “permanent” Employee includes any Employee whom Cummins designates as “permanent,” regardless of the Employee’s classification in Cummins’ payroll or human resources information systems.

(j) “Employee” means a common law employee of an Employer, excluding, however, any person paid through the payroll of an unrelated third party, even if such person is determined to be a common law employee of an Employer.

(k) “Employer” means Cummins and its designated subsidiaries and other affiliates.

(l) “Employer Contribution” means, with respect to a Participant for a month, a contribution from the Employer in a total amount sufficient to result in the Participant receiving the specified discount (as determined pursuant to the next sentence) on the Plan Shares purchased for the Participant on the Purchase Date occurring in the next following month. The specified discount shall be a percentage from 0% to 20% determined by Cummins and communicated to Participants; provided, however, Cummins may, in its sole discretion, change or eliminate the specified discount by providing at least 30 days’ written notice of the change to Participants. Notwithstanding any other provision of the Plan, the aggregate amount of Employer Contributions in any calendar year shall not exceed $30,000,000. If Employer Contributions are limited in any year pursuant to the preceding sentence, the allocation of the limited Employer Contributions in such year shall be determined by Cummins in its sole discretion.

(m) “Participant” means a current or past Eligible Employee who has become a Participant pursuant to Section 3.03 and who has not ceased to be a Participant pursuant to Section 3.04.

(n) "Plan" means the Cummins Inc. Employee Stock Purchase Plan, as set out herein, as amended from time to time.

(o) "Plan Shares" means shares of Common Stock.

(p) "Purchase Date" means the fifth day of a month for U.S. participants and the tenth day of a month for all other participants, or, if in either case the principal exchange on which shares of Common Stock are sold is not open on such date, the immediately preceding business day on which such exchange is open.

Section 2.02. Rules of Interpretation and Governing Law. The following rules shall be applied in interpreting the Plan:

(a) The Plan shall be interpreted, enforced, and administered and the validity thereof determined in accordance with the internal laws of the State of Indiana without regard to conflict of law principles and the following rules.

(b) Words used in the masculine gender shall be construed to include the feminine gender, where appropriate, and words used in the singular or plural shall be construed as being in the plural or singular, where appropriate.

(c) The headings and subheadings in the Plan are inserted for convenience of reference only and are not to be considered in the interpretation of any provision of the Plan.

(d) If any provision of the Plan shall be held to be illegal or invalid for any reason, that provision shall be deemed to be null and void, but the invalidation of that provision shall not otherwise impair or affect the Plan.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

Section 3.01. Eligibility. Only Eligible Employees may participate in the Plan.

Section 3.02. Participation. To become a Participant, an Eligible Employee must submit to his Employer or the Administrator, as directed, all Applicable Forms (hard copy or electronic) required for participation, including one or more forms (i) authorizing his Employer to withhold payroll deductions to be used for the purchase of Common Stock pursuant to the Plan and (ii) an investment authorization form authorizing his Employer and/or the Administrator to act as his agent for the purposes described therein.

Section 3.03. Effective Date of Participation. An Employee shall become a Participant, effective as of the first available payroll date occurring after he has satisfied the requirements of Section 3.02.

Section 3.04. End of Participation. A Participant shall cease to be such upon his request to withdraw from the Plan. A Participant may terminate his or her participation in the Plan at any time by providing notice to his Employer. A Participant's participation also shall cease if the Participant is no longer an Eligible Employee

ARTICLE IV

ACCOUNTS, CONTRIBUTIONS, AND PURCHASES

Section 4.01. Accounts. The Administrator shall establish an Account for each Participant as that Participant's agent.

Section 4.02. Payroll Deduction Contributions. As a condition of participation, an Eligible Employee must elect on an Applicable Form to have a percentage of his Base Pay withheld from his cash compensation to be used for the purchase of shares of Common Stock pursuant to the Plan. The minimum payroll deduction contribution shall be 1% of Base Pay, and the maximum contribution 15% of Base Pay; provided, however, Cummins may, in its sole discretion, change the minimum and/or maximum contribution amount at any time. A Participant may change his elected payroll deduction contributions at any time by submitting a request to his Employer or the Administrator, as directed, in which case his new election will become effective as soon as administratively feasible after it is received. The Employer shall forward amounts to be used to purchase Plan Shares to the Administrator prior to the time of such purchase.

Section 4.03. Employer Contributions. The Employer shall forward the required Employer Contributions allocated for each Participant on account of his payroll deduction contributions to the Administrator prior to the time of purchase of the Plan Shares.

Section 4.04. Credits to Accounts. Contributions for a Participant shall be credited to a Participant's Account when received by the Administrator. In addition, unless otherwise elected by the Participant, cash dividends on Plan Shares allocated to his Account shall be credited to his Account at the time such dividends are paid. Any stock dividends or shares received as a result of a stock split on any Plan Shares credited to a Participant's Account shall be credited to the Participant's Account when received by the Administrator.

Section 4.05. Application of Cash. All payroll deductions received or held by the Employer under the Plan may be used by the Employer for any corporate purpose, and the Employer is not obligated to segregate such payroll deductions or contributions. Until Plan Shares are issued, Participants will only have the rights of an unsecured creditor.

ARTICLE V

PURCHASE AND SALE OF PLAN SHARES

Section 5.01. Purchase of Plan Shares. The Administrator shall purchase Plan Shares in negotiated transactions or on any securities exchange or other securities trading facility on which Common Stock is traded. The purchases shall be on terms as to price, delivery, and other matters, and shall be executed through those brokers or dealers, as the Administrator may determine. Under certain circumstances, observance of the rules and regulations of the Commission or applicable securities exchange or other securities trading facility may require temporary suspension of purchases by the Administrator or may require that a purchase be spread over a longer period than indicated in Section 4.05. In that event, purchases shall be made or resumed when permitted by the rules and regulations of the Commission or applicable securities exchange or other securities trading facility; and the Administrator shall not be accountable for its inability to make all purchases within the applicable period. If any Commission, securities exchange, or other securities trading facility suspension of trading in Common Stock remains effective for 90 consecutive days, the Administrator shall remit promptly after the end of such period (i) to the Participant, all cash credited to the Participant's Account other than the Employer Contributions attributable to the Participant's payroll deductions and cash dividends paid on Plan Shares credited to the Participant's Account and (ii) to the Employer, any Employer Contribution credited to the Participant's Account.

Section 5.02. Certificates or Book Entries for Plan Shares. The Administrator shall hold the Plan Shares of all Participants in its name or in the name of its nominee evidenced by appropriate book entry. No book entry shall be made in Participant's name unless and until his Account is terminated.

Section 5.03. Sale of Plan Shares. A Participant may request that the Administrator sell all or any part of his Plan Shares at any time. A Participant who wishes to sell any part of his Plan Shares may do so by providing notice to the Administrator on an Applicable Form. Upon receipt of the notice, the Administrator, as the Participant's agent, shall sell the number of Plan Shares specified in the Participant's notice within five business days after receiving the Participant's notice of instruction to sell and shall deliver to the Participant the proceeds of the sale, less a handling charge, brokerage commissions, and other costs of sale. Whole and fractional shares may be aggregated and sold with those of other Participants, in which case the proceeds for each Participant shall be based on the average sales price of all shares aggregated and sold. Any sale may, but need not, be made by purchase for other Accounts, in which case the price shall be the mean of the high and low selling price of Common Stock as reported by the principal stock exchange on which the stock is traded on the date on which the Administrator receives notice of the Participant's notice of instruction to sell, or, if the stock is not traded on such date, the mean on the next prior date on which the Common Stock was so traded. Any fractional shares that are not sold shall be paid for in cash at a price equal to the mean of the high and low selling prices of Common Stock as reported by the principal stock exchange on which Common Stock is traded on the date on which the Administrator receives notice of the Participant's notice of instruction to sell or, if the stock is not traded on such date, the mean on the next prior date on which the Common Stock was so traded..

ARTICLE VI

VOTING AND TENDER OF PLAN SHARES

Section 6.01. Voting of Plan Shares. The Administrator shall vote Plan Shares credited to a Participant's Account as instructed by the Participant on an Applicable Form provided to the Administrator at least five days (or such shorter period as the law may require) before the meeting at which such Plan Shares are to be voted. The Administrator shall not vote Plan Shares for which no instructions have been received.

Section 6.02. Tender or Exchange Offer. If a tender offer or exchange offer for the Common Stock is initiated, the Administrator, upon receipt of information with respect thereto as the holder of record of the Plan Shares, shall either (i) forward, or provide for forwarding, to each Participant, the information provided by the offeror to holders of record of Common Stock or (ii) provide to the offeror the name and mailing address of each Participant, as reflected on the records of the Administrator, with instructions to mail such material to each Participant. The Administrator shall tender all or part of a Participant's Plan Shares in response to written instructions from the Participant in such form as the Administrator may reasonably require and only if such instructions are received by the Administrator at least five days (or such shorter period as may be required by law) before termination of the offer. Unless the Administrator has received instructions in accordance with the previous sentence, it will not tender a Participant's Plan Shares. Except to the extent that disclosure is required to tender Plan Shares pursuant to proper written instructions, the Administrator shall maintain the confidentiality of a Participant's election to tender or not tender Plan Shares.

ARTICLE VII

PLAN EXPENSES

Section 7.01. Expenses. Cummins shall pay the service charges, brokerage, costs of mailing and other charges incurred in connection with the purchase of Plan Shares. The cost of selling Plan Shares shall be borne by Participants, as provided herein.

ARTICLE VIII

AMENDMENT AND TERMINATION

Section 8.01. Amendment. Cummins may, in its sole discretion, amend this Plan at any time; provided, however, except as required by law, no amendment shall be retroactive, nor shall any amendment deprive any Participant of amounts credited to his Account.

Section 8.02. Termination. Cummins may, in its sole discretion, terminate the Plan at any time. If Cummins does not earlier terminate the Plan, it shall terminate automatically on the tenth anniversary of its approval by Cummins' shareholders.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.01. Non-U.S. Participation. Notwithstanding any provision to the contrary in this Plan, Cummins may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the U.S. Without limiting the generality of the foregoing, Cummins specifically is authorized to adopt rules, procedures and sub-plans regarding, without limitation, eligibility to participate, the definition of Base Pay, handling of payroll deductions, making of contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold payroll deductions, payment of interest on amounts held pending the purchase of Shares, conversion of local currency, obligations to pay payroll tax, determination of beneficiary-designation requirements, withholding procedures and handling of Plan Share issuances, which may vary according to local requirements.

Section 9.02. Statements. The Administrator shall provide or make available to Participants periodic statements summarizing the transactions in the Participant's Account since the most recent available statement.

Section 9.03. Tax Matters. Each Participant is responsible for all taxes (whether local, state or federal) due because of Employer Contributions, the payment of a dividend, or the sale of Plan Shares credited to his Account. Prior to the time that any federal, state, or any other tax liability becomes payable by the Employer with respect to Employer Contributions or Plan Shares as a result of participation in the Plan to any authority, national insurance, social security, payment-on-account or other taxing authority, including any liability of the Participant to pay an employer tax or social insurance contribution obligation, the affected Participant shall make adequate provision for payment of such taxes. At any time, the Employer may, but is not obligated to, withhold from the Participant's compensation the amount necessary for the Employer to meet applicable withholding obligations, including any withholding required to make available to the Employer any tax deductions or benefits attributable to sale or early disposition of Plan Shares by the Participant. In addition, the Employer may withhold from the proceeds of the sale of Plan Shares (i) a sufficient whole number of Plan Shares otherwise issuable following purchase having an aggregate fair market value equal to the applicable withholding obligations or (ii) by any other means set forth in the Applicable Form. Where necessary to avoid negative accounting treatment, the Employer will withhold taxes at the applicable statutory minimum withholding rates. The Administrator shall timely prepare and forward to the United States Internal Revenue Service, the appropriate state and local authorities, and Participants the information returns required by the Code and applicable state or local statutes. All Employer Contributions shall constitute taxable income to the Participant to whose Account they are credited and shall be reported to the applicable taxing authority. '

Section 9.04. Limitation on the Employers' and the Administrator's Liability. The Employers and the Administrator shall not be liable for any action that is in compliance with the terms and conditions of this Plan taken or omitted in good faith, including without limitation, any claim of liability:

(a) Arising out of failure to terminate a Participant's Account upon the Participant's death or otherwise before the receipt of written notice of the event causing termination, accompanied by documentation deemed satisfactory by the Administrator;

(b) With respect to the prices at which Plan Shares are purchased or sold for a Participant's Account and the timing and terms on which the purchase or sale is made; or

(c) For the market value, or any fluctuation in the market value, after purchase or sale of Plan Shares for a Participant's Account.

Section 9.05. Transfer; Assignment. Except as is expressly provided in this Plan, no Participant may sell, pledge, hypothecate, or otherwise assign or transfer his Account, any interest in his Account, or any cash or stock credited to his Account. Any attempt to sell, pledge, hypothecate, assign, or transfer his Account, any interest in his Account, or any cash or stock credited to his Account shall be void.

OTHER INFORMATION

1. This document serves as the Plan and the prospectus for the Plan.

2. The Plan is not required to be qualified under Section 401(a) of the Internal Revenue Code of 1986 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, commonly known as ERISA.

3. Cummins files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Cummins's website for more information about Cummins. Cummins's website is www.cummins.com. Information included on these websites is not incorporated by reference herein.

4. Cummins has filed a Registration Statement on Form S-8 under the Securities Act of 1933 with the SEC covering the Plan Shares being offered and sold under the Plan. This document contains some information concerning the company, the Plan Shares and the Plan, but does not contain all of the information set forth in the Registration Statement and its exhibits. Cummins will provide without charge, upon written or oral request, copies of the documents incorporated by reference in Item 3 of Part II of the Registration Statement, which include Cummins's periodic filings made with the SEC. Cummins incorporates these periodic filings by reference into this document. Cummins will also provide without charge, upon written or oral request, copies of all other documents it is required to deliver under Rule 428(b) under the Securities Act of 1933. These requests and other requests for additional information regarding the Plan should be directed to:

Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005
Attention: Corporate Secretary
Telephone: (812) 377-3609

5. The following is a general discussion of the current U.S. federal income tax consequences of purchasing Plan Shares under the Plan, is not intended to be complete and is subject to change. State and local tax treatment (including tax treatment in countries outside the U.S.) may vary from the U.S. federal income tax treatment discussed below and is not discussed in this summary. Participants should consult their tax advisors about their particular transactions in connection with the Plan.

   - Participants' contributions under the Plan will be "after tax" contributions; i.e., they will be taxed under the normal rules that apply to compensation.
   - Employer Contributions and dividends will also be taxable as compensation to the Participant to whose Account they are credited.
   - When Plan Shares are sold upon the request of a Participant, the Participant will recognize long or short-term capital gain or loss on the Plan Shares, depending on the Participant's tax basis in the Plan Shares and the length of time the Participant has held the Plan Shares.
   - Additional information concerning taxes is provided in Section 10.03 of the Plan.

6. Cummins may, as a condition of accepting any purchase of Plan Shares, require the purchasing Participant to represent to Cummins that he or she is purchasing the Plan Shares for investment and not with a view to resale or distribution.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022
Commission File Number 1-4949

CUMMINS INC.

Indiana	**35-0257090**
(State of Incorporation)	(IRS Employer Identification No.)

500 Jackson Street
Box 3005
Columbus, Indiana 47202-3005
(Address of principal executive offices)

Telephone (812) 377-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $2.50 par value	CMI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates was approximately $27.3 billion at June 30, 2022. This value includes all shares of the registrant's common stock, except for treasury shares.

As of January 31, 2023, there were 141,375,256 shares outstanding of $2.50 par value common stock.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for its 2023 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission on Schedule 14A within 120 days after the end of 2022, will be incorporated by reference in Part III of this Form 10-K to the extent indicated therein upon such filing.

CUMMINS INC. AND SUBSIDIARIES
TABLE OF CONTENTS

Cummins Inc. and its consolidated subsidiaries are hereinafter sometimes referred to as "Cummins," "we," "our," or "us."

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain parts of this annual report contain forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that are based on current expectations, estimates and projections about the industries in which we operate and management's beliefs and assumptions. Forward-looking statements are generally accompanied by words such as "anticipates," "expects," "forecasts," "intends," "plans," "believes," "seeks," "estimates," "could," "should," "may" or words of similar meaning. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which we refer to as "future factors," which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some future factors that could cause our results to differ materially from the results discussed in such forward-looking statements are discussed below and shareholders, potential investors and other readers are urged to consider these future factors carefully in evaluating forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Future factors that could affect the outcome of forward-looking statements include the following:

GOVERNMENT REGULATION

- any adverse results of our internal review into our emissions certification process and compliance with emission standards;
- increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world;
- changes in international, national and regional trade laws, regulations and policies;
- changes in taxation;
- global legal and ethical compliance costs and risks;
- evolving environmental and climate change legislation and regulatory initiatives;
- future bans or limitations on the use of diesel-powered products;

BUSINESS CONDITIONS / DISRUPTIONS

- failure to successfully integrate and / or failure to fully realize all of the anticipated benefits of the acquisition of Meritor, Inc. (Meritor);
- raw material, transportation and labor price fluctuations and supply shortages;
- any adverse effects of the conflict between Russia and Ukraine and the global response (including government bans or restrictions on doing business in Russia);
- aligning our capacity and production with our demand;
- the actions of, and income from, joint ventures and other investees that we do not directly control;
- large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress, or change in control;

PRODUCTS AND TECHNOLOGY

- product recalls;
- variability in material and commodity costs;
- the development of new technologies that reduce demand for our current products and services;
- lower than expected acceptance of new or existing products or services;
- product liability claims;
- our sales mix of products;

GENERAL

- failure to complete, adverse results from or failure to realize the expected benefits of the separation of our filtration business;
- our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures and related uncertainties of entering such transactions;
- increasing interest rates;
- challenging markets for talent and ability to attract, develop and retain key personnel;
- climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas (GHG) regulations or other legislation designed to address climate change;
- exposure to potential security breaches or other disruptions to our information technology environment and data security;
- political, economic and other risks from operations in numerous countries including political, economic and social uncertainty and the evolving globalization of our business;
- competitor activity;
- increasing competition, including increased global competition among our customers in emerging markets;
- failure to meet environmental, social and governance (ESG) expectations or standards, or achieve our ESG goals;
- labor relations or work stoppages;
- foreign currency exchange rate changes;
- the performance of our pension plan assets and volatility of discount rates;
- the price and availability of energy;
- continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and
- other risk factors described in Item 1A. under the caption "Risk Factors."

Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this annual report and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. Business

OVERVIEW

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, electric powertrains, hydrogen production and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 460 wholly-owned, joint venture and independent distributor locations and more than 10,000 Cummins certified dealer locations in approximately 190 countries and territories.

Meritor Acquisition

On August 3, 2022, we completed the acquisition of Meritor with a purchase price of $2.9 billion (including debt repaid concurrent with the acquisition). Our consolidated results and segment results include Meritor's activity since the date of acquisition. Meritor was split into the newly formed axles and brakes business and electric powertrain. The results for the axles and brakes business are included in our Components segment while the electric powertrain portion is included in our New Power segment. See NOTE 2, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

Supply Chain Disruptions

We continue to experience supply chain disruptions, increased price levels and related financial impacts reflected as increased cost of sales and inventory holdings. Our industry continues to be unfavorably impacted by supply chain constraints leading to shortages and price increases across multiple component categories and limiting our collective ability to meet end-user demand. Our customers are also experiencing supply chain issues. Should the supply chain issues continue for an extended period of time or worsen, the impact on our production and supply chain could have a material adverse effect on our results of operations, financial condition and cash flows.

OPERATING SEGMENTS

We have five complementary operating segments: Engine, Components, Distribution, Power Systems and New Power. These segments share technology, customers, strategic partners, brand recognition and our distribution network in order to compete more efficiently and effectively in their respective markets. In each of our operating segments, we compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support.

We use segment earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA) as the primary basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. See NOTE 24, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

Engine Segment

Engine segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2022	**2021**	**2020**
Percent of consolidated net sales[(1)]	**31 %**	33 %	32 %
Percent of consolidated EBITDA[(1)]	**38 %**	39 %	41 %

[(1)] Measured before intersegment eliminations

The Engine segment manufactures and markets a broad range of diesel and natural gas-powered engines under the Cummins brand name, as well as certain customer brand names, for the heavy and medium-duty truck, bus, recreational vehicle (RV), light-duty automotive, construction, mining, marine, rail, oil and gas, defense and agricultural markets. We manufacture a wide variety of engine products including:

- Engines with a displacement range of 2.8 to 15 liters and horsepower ranging from 48 to 715 and
- New parts and service, as well as remanufactured parts and engines, primarily through our extensive distribution network.

The Engine segment is organized by engine displacement size and serves these end-user markets:

- **Heavy-duty truck -** We manufacture diesel and natural gas engines that range from 310 to 615 horsepower serving global heavy-duty truck customers worldwide, primarily in North America, China and Australia.
- **Medium-duty truck and bus -** We manufacture diesel and natural gas engines ranging from 130 to 450 horsepower serving medium-duty truck and bus customers worldwide, with key markets including North America, Europe, Latin America, China, Australia and India. Applications include pick-up, delivery, emergency vehicles, regional haul and vocational trucks and school, transit and shuttle buses. We also provide diesel engines for Class A motor homes (RVs), primarily in North America.
- **Light-duty automotive (Pick-up and Light Commercial Vehicle (LCV)) -** We manufacture 105 to 400 horsepower diesel engines, including engines for the pick-up truck market for Stellantis N.V. (Stellantis) in North America and LCV markets in Latin America and China.
- **Off-highway -** We manufacture diesel engines that range from 48 to 715 horsepower serving key global markets including construction, mining, marine, rail, oil and gas, defense and agriculture and also the power generation business for standby, mobile and distributed power generation solutions throughout the world.

The principal customers of our heavy-duty truck engines include truck manufacturers such as PACCAR Inc. (PACCAR), Traton Group (Traton, formerly Navistar International Corporation) and Daimler Trucks North America (Daimler). The principal customers of our medium-duty truck engines include truck manufacturers such as Daimler, Traton and PACCAR. The principal customers of our light-duty on-highway engines are Anhui Jianghuai Automobile Group Co., Ltd., Volkswagen Caminhões e Ônibus and China National Heavy Duty Truck Group. The principal customer of our pick-up on-highway engines is Stellantis. We sell our industrial engines to manufacturers of construction and agricultural equipment including Hyundai Heavy Industries, Xuzhou Construction Machinery Group, Komatsu, John Deere, JLG Industries, Inc. and Guangxi LiuGong Machinery Co., Ltd.

In the Engine segment, our competitors vary from country to country, with local manufacturers generally predominant in each geography. Other independent engine manufacturers include Weichai Power Co. Ltd. and Deutz AG. Truck OEMs may also elect to produce their own engines, and we must provide competitive products to win and keep their business. Truck OEMs that currently produce some or all of their own engines include Daimler, PACCAR, Traton, Volvo Powertrain, Ford Motor Company, China First Auto Works, Dongfeng Motor Corporation, CNH Industrial and Isuzu.

Components Segment

Components segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2022	**2021**	**2020**
Percent of consolidated net sales[(1)]	**28 %**	26 %	24 %
Percent of consolidated EBITDA[(1)]	**33 %**	33 %	32 %

[(1)] Measured before intersegment eliminations

The Components segment supplies products which complement the Engine and Power Systems segments, including aftertreatment systems, turbochargers, transmissions, filtration products, electronics, fuel systems, axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications. We develop aftertreatment systems, turbochargers, fuel systems, drivetrain systems, transmissions and electronics to meet increasingly stringent emission and fuel economy standards. We manufacture filtration systems for on- and off-highway heavy-duty and medium-duty equipment, and we are a supplier of filtration products for industrial vehicle applications.

The Components segment is organized around the following businesses:

- **Emission solutions -** We are a global leader in designing, manufacturing and integrating aftertreatment technology and solutions for the commercial on- and off-highway light-duty, medium-duty, heavy-duty and high-horsepower engine markets. Aftertreatment is the mechanism used to convert engine emissions of criteria pollutants, such as particulate matter, nitrogen oxides (NOx), carbon monoxide and unburned hydrocarbons into harmless emissions. Our products include custom engineering systems and integrated controls, oxidation catalysts, particulate filters, selective catalytic reduction systems and engineered components, including dosers. Our emission solutions business primarily serves markets in North America, Europe, China, India, Brazil and Asia Pacific. We serve both OEM first fit and retrofit customers.

- **Axles and brakes -** We design, manufacture and supply drivetrain systems, including axles, drivelines, brakes and suspension systems primarily for commercial vehicle and industrial applications. We also market and sell truck, trailer, on- and off-highway and other products principally for OEM dealers and other independent distributors and service garages within the aftermarket industry. We primarily serve markets in North America, Europe, South America, India, Asia Pacific and China.

- **Filtration -** We design, manufacture and sell filters, coolants and chemical products. Our filtration business offers over 8,800 products for first fit and aftermarket applications including air filters, fuel filters, fuel water separators, lube filters, hydraulic filters, coolants, fuel additives and other filtration systems to OEMs, dealers/distributors and end-users. We support a wide customer base in a diverse range of markets including on- and off-highway segments such as oil and gas, agriculture, mining, construction, power generation and marine. We produce and sell globally recognized Fleetguard® branded products globally including in North America, Europe, Asia Pacific, South America, China, Africa and Middle East. Fleetguard products are available through thousands of distribution points worldwide.

- **Turbo technologies -** We design, manufacture and market turbochargers and engine brakes for light-duty, medium-duty, heavy-duty and high-horsepower markets with worldwide sales and distribution. We provide critical valvetrain and air handling technologies for engines to meet challenging performance requirements and worldwide emission standards. We primarily serve markets in North America, Europe, China, India, Asia Pacific and Brazil.

- **Electronics and fuel systems -** We design, develop and supply electronic control modules, sensors and supporting software for on-highway, off-highway and power generation applications. We also design and manufacture new, replacement and remanufactured fuel systems for medium-duty, heavy-duty and high-horsepower diesel engine markets. We primarily serve markets in North America, China, India, Europe and Brazil.

- **Automated transmissions -** We develop and supply automated transmissions for the heavy-duty commercial vehicle market. Automated transmissions include automated manual transmissions, dual-clutch transmissions and automatic transmissions for internal combustion engines. The Eaton Cummins Automated Transmission Technologies (ECJV) joint venture is a consolidated 50/50 joint venture between Cummins Inc. and Eaton Corporation Plc. and serves markets in North America and China.

Customers of the Components segment generally include the Engine, Distribution and Power Systems segments, joint ventures including Tata Cummins Ltd. and Beijing Foton Cummins Engine Co., Ltd., truck manufacturers and other OEMs, many of which are also customers of the Engine segment, such as PACCAR, Traton, Daimler, Beiqi Foton Motor Company, Volvo, Stellantis, Komatsu and other manufacturers that use our components in their product platforms.

The Components segment competes with other manufacturers of aftertreatment systems, filtration, turbochargers, fuel systems, drivetrain systems and transmissions. Our primary competitors in these markets include Robert Bosch GmbH, Donaldson Company, Inc., Parker-Hannifin Corporation, Mann+Hummel Group, Garrett Motion, Inc., Borg-Warner Inc., Tenneco Inc., Eberspacher Holding GmbH & Co. KG, Denso Corporation, Allison Transmission, Aisin Seiki Co., Ltd., ZF Friedrichshafen AG and Dana Incorporated.

Distribution Segment

Distribution segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2022	2021	2020
Percent of consolidated net sales[(1)]	**26 %**	26 %	29 %
Percent of consolidated EBITDA[(1)]	**22 %**	20 %	22 %

(1) Measured before intersegment eliminations

The Distribution segment is our primary sales, service and support channel. The segment serves our customers and certified dealers through a worldwide network of wholly-owned, joint venture and independent distribution locations. Wholly-owned locations operate and serve markets in the eight geographic regions noted below. Joint venture locations serve markets in South America, Southeast Asia, India, Middle East and Africa, while independent distribution locations serve markets in these and other geographies.

Distribution's mission encompasses the sales and support of a wide range of products and services, including power generation systems, high-horsepower engines, heavy-duty and medium-duty engines designed for on- and off-highway use, application engineering services, custom-designed assemblies, retail and wholesale aftermarket parts and in-shop and field-based repair services. We also provide selected sales and aftermarket support for the New Power business. Our familiarity with a wide range of market applications allows us to tailor sales, service and support to meet customer-specific needs.

The Distribution segment was historically organized and managed as eight geographic regions, including North America, Asia Pacific, Europe, China, Commonwealth of Independent States (CIS and historically mostly Russia), Africa and Middle East, India and Latin America. As the result of the indefinite suspension of our Russian operations due to the conflict in Ukraine in 2022, we are re-evaluating our regional structure for the remaining operations, excluding Russia, for 2023 and future years. Across these regions, our locations compete with distributors or dealers that offer similar products. In many cases, these competing distributors or dealers are owned by, or affiliated with the companies that are listed as competitors of the Engine, Components or Power Systems segments. These competitors vary by geographical location and application market.

Power Systems Segment

Power Systems segment sales and EBITDA as a percentage of consolidated results were:

	Years ended December 31,		
	2022	2021	2020
Percent of consolidated net sales[(1)]	**14 %**	15 %	15 %
Percent of consolidated EBITDA[(1)]	**15 %**	14 %	11 %

(1) Measured before intersegment eliminations

The Power Systems segment is organized around the following product lines:

- **Power generation -** We are a global OEM offering standby and prime power generators ranging from 2 kilowatts to 3.5 megawatts, as well as controls, paralleling systems and transfer switches, for customers with consumer, commercial, industrial, data center, health care, prime rental fleet and defense applications. We also provide turnkey solutions for distributed generation and energy management applications using natural gas, diesel and newer alternative sustainable fuels such as hydrotreated vegetable oil and renewable natural gas.

- **Industrial -** We design, manufacture, sell and support diesel and natural gas high-speed, high-horsepower engines up to 4,400 horsepower for a wide variety of equipment in mining, rail, defense, oil and gas and marine applications throughout the world.
- **Generator technologies -** We design, manufacture, sell and support A/C generator/alternator products for internal consumption and for external generator set assemblers. Our products are sold under the Stamford, Newage and AVK brands and range in output from 7.5 kilovolt-amperes (kVA) to 11,200 kVA.

Our customer base for Power Systems offerings is highly diversified, with customer groups varying based on their power needs. China, India, Europe, Asia Pacific, Latin America, the Middle East and Africa are our largest geographic markets outside of North America.

In the markets served by the Power Systems segment, we compete with a variety of independent engine manufacturers and generator set assemblers as well as OEMs who manufacture engines for their own products around the world. Our primary competitors are CAT, MTU (Rolls Royce Power Systems Group) and Kohler/SDMO (Kohler Group), but we also compete with INNIO, Generac, Mitsubishi Heavy Industries (MHI) and numerous regional generator set assemblers. Our alternator business competes globally with Leroy Somer (NIDEC), Marathon Electric and Meccalte, among others.

New Power Segment

The New Power segment designs, manufactures, sells and supports hydrogen production solutions as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The New Power segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems.

We anticipate our customer base for New Power offerings will be highly diversified, representing multiple end markets with a broad range of application requirements. This includes new markets, like the growing green hydrogen market, which we serve with our leading electrolyzer technologies. We will continue to pursue relationships in markets as they adopt hydrogen and electric solutions.

In the markets served by the New Power segment, we compete with emerging fuel cell and battery companies, powertrain component manufacturers, vertically integrated OEMs and entities providing hydrogen production solutions. Our primary competitors include Proterra Inc, Daimler, PACCAR, Volvo, Traton, BYD Company Limited, Dana Incorporated, BorgWarner Inc., Ballard Power Systems, Inc., Nel ASA and Plug Power Inc.

JOINT VENTURES, ALLIANCES AND NON-WHOLLY-OWNED SUBSIDIARIES

We entered into a number of joint venture agreements and alliances with business partners around the world. Our joint ventures are either distribution or manufacturing entities. We also own controlling interests in non-wholly-owned manufacturing and distribution subsidiaries.

In the event of a change of control of either party to certain of these joint ventures and other strategic alliances, certain consequences may result including automatic termination and liquidation of the venture, exercise of "put" or "call" rights of ownership by the non-acquired partner, termination or transfer of technology license rights to the non-acquired partner and increases in component transfer prices to the acquired partner. We will continue to evaluate joint venture and partnership opportunities in order to penetrate new markets, develop new products and generate manufacturing and operational efficiencies.

Financial information about our investments in joint ventures and alliances is incorporated by reference from NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," to the *Consolidated Financial Statements.*

Our equity income from these investees was as follows:

In millions	Years ended December 31, 2022		2021		2020	
Manufacturing entities						
Dongfeng Cummins Engine Company, Ltd.	**$ 45**	**20 %**	$ 82	19 %	$ 63	17 %
Beijing Foton Cummins Engine Co., Ltd.	**37**	**17 %**	112	26 %	113	30 %
Chongqing Cummins Engine Company, Ltd.	**32**	**14 %**	39	9 %	35	9 %
Tata Cummins, Ltd.	**27**	**12 %**	18	4 %	19 (1)	5 %
All other manufacturers	**28** (2)	**12 %**	131	32 %	115 (3)	30 %
Distribution entities						
Komatsu Cummins Chile, Ltda.	**44**	**20 %**	32	8 %	31	8 %
All other distributors	**11**	**5 %**	10	2 %	2	1 %
Cummins share of net income(4)	**$ 224**	**100 %**	$ 424	100 %	$ 378	100 %

(1) Includes $18 million in favorable adjustments related to tax changes within India's 2020-2021 Union Budget of India (India Tax Law Change) passed in March 2020. See NOTE 5, "INCOME TAXES," to our *Consolidated Financial Statements* for additional information on India Tax Law Change.

(2) Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the suspension of our Russian operations. In addition, on February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Cummins Westport, Inc. (Westport JV). See NOTE 2, "ACQUISITIONS," and NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(3) Includes $19 million in favorable adjustments related to India Tax Law Change, impairment charges of $13 million and loss on sale of business of $8 million for a joint venture in the Power Systems segment. See NOTE 5, "INCOME TAXES," to our *Consolidated Financial Statements* for additional information on India Tax Law Change.

(4) This total represents our share of net income of our equity investees and is exclusive of royalties and interest income from our equity investees. To see how this amount reconciles to Equity, royalty and interest income from investees in the *Consolidated Statements of Net Income*, see NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements* for additional information.

Manufacturing Entities

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide electronics, fuel systems, filtration, aftertreatment systems, turbocharger products, axles, drivelines, braking systems and automated transmissions that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for Eaton Cummins Automated Transmission Technologies joint venture, which is consolidated due to our majority voting interest) discussed below are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- ***Dongfeng Cummins Engine Company, Ltd. -*** Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 3.9 liter to 14.5 liter diesel engines with a power range from 80 to 760 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- ***Beijing Foton Cummins Engine Co., Ltd. -*** Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing. These engines are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with main markets in China and Brazil. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces the X11, X12, X13 and X15, ranging from 10.5 liter to 14.5 liter, high performance heavy-duty diesel engines and natural gas engines in Beijing. Certain types of construction equipment and industrial applications are also served by these engine families.

- ***Chongqing Cummins Engine Company, Ltd. -*** Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and stationary power markets in China.
- ***Tata Cummins, Ltd. -*** Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.80 to 8.9-liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks manufactured by Tata Motors, as well as for various industrial and power generation applications for Cummins.

Distribution Entity

Komatsu Cummins Chile, Ltda. - Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru. See further discussion of our distribution network under the Distribution segment section above.

Non-Wholly-Owned Subsidiaries

We have a majority voting interest in ECJV by virtue of a tie-breaking vote on the joint venture's board of directors. ECJV develops and supplies automated transmissions for the heavy-duty commercial vehicle markets in North America and China.

We have a controlling interest in Cummins India Ltd. (CIL), which is a publicly listed company on various stock exchanges in India. CIL produces medium-duty, heavy-duty and high-horsepower diesel engines, generators for the Indian and export markets and natural gas spark-ignited engines for power generation, automotive and industrial applications. CIL also has distribution and power generation operations.

We have a controlling interest in Hydrogenics Corporation (Hydrogenics), which is consolidated in the New Power segment. Hydrogenics is a developer and manufacturer of proton exchange membrane fuel cell products as well as alkaline and proton exchange membrane electrolyzer solutions.

SUPPLY

The performance of the end-to-end supply chain, extending through to our suppliers, is foundational to our ability to meet customers' expectations and support long-term growth. We are committed to having a robust strategy for how we select and manage our suppliers to enable a market focused supply chain. This requires us to continuously evaluate and upgrade our supply base, as necessary, as we strive to ensure we are meeting the needs of our customers.

We use a combination of proactive and reactive methodologies to enhance our understanding of supply base risks, which guide the development of risk monitoring and sourcing strategies. Our category strategy process supports the review of our long-term needs and guides decisions on what we make internally and what we purchase externally. For the items we decide to purchase externally, the strategies also identify the suppliers we should enter into long-term supply agreements to provide the best technology, the lowest total cost and highest supply chain performance. We design and/or manufacture our strategic components used in or with our engines and power generation units and New Power products. Key suppliers are managed through long-term supply agreements that seek to secure capacity, delivery, quality and cost requirements are met over an extended period.

Other important elements of our sourcing strategy include the following:

- expanding risk management scope to include sub-tier value chain suppliers for critical components;
- broadening dual and multi-sourcing where applicable;
- selecting and managing suppliers to comply with our Supplier Code of Conduct; and
- assuring our suppliers comply with our prohibited and restricted materials policy.

As we adjust to the current global supply chain challenges, global inflationary pressures and other global macroeconomic forces, we are experiencing supply chain disruptions, incremental costs and related challenges throughout the supply chain. We continue to monitor the supply chain disruptions utilizing early detection technology complemented by structured supplier risk and resiliency assessments. We increased frequency of formal and informal supplier engagement to address potentially impactful supply base constraints and enhanced collaboration to develop specific countermeasures to mitigate risks. Our global team, located in different regions of the world, uses various approaches to identify and resolve threats to supply continuity.

PATENTS AND TRADEMARKS

We own or control a significant number of patents and trademarks relating to the products we manufacture. These patents and trademarks were granted and registered over a period of years. Although these patents and trademarks are generally considered beneficial to our operations, we do not believe any patent, group of patents or trademark (other than our leading brand house trademarks) is significant to our business.

SEASONALITY

While individual product lines may experience modest seasonal variation in production, there is no material effect on the demand for the majority of our products on a quarterly basis with the exception that our Power Systems segment normally experiences seasonal declines in the first quarter due to general declines in construction spending during this period.

LARGEST CUSTOMERS

We have thousands of customers around the world and have developed long-standing business relationships with many of them. PACCAR is our largest customer, accounting for 16 percent of our consolidated net sales in 2022, 15 percent in 2021 and 15 percent in 2020. We have long-term supply agreements with PACCAR for our heavy-duty and medium-duty engines and aftertreatment systems. While a significant number of our sales to PACCAR are under long-term supply agreements, these agreements provide for particular engine requirements for specific vehicle models and not a specific volume of engines or aftertreatment systems. PACCAR is our only customer accounting for more than 10 percent of our net sales in 2022. The loss of this customer or a significant decline in the production level of PACCAR vehicles that use our engines would have an adverse effect on our results of operations and financial condition. We have supplied engines to PACCAR for 78 years. A summary of principal customers for each operating segment is included in our segment discussion.

In addition to our agreement with PACCAR, we have long-term heavy-duty and medium-duty engine and aftertreatment system supply agreements with Traton and Daimler. We also have an agreement with Stellantis to supply engines for its Ram trucks. Collectively, our net sales to these four customers, including PACCAR, were 36 percent of our consolidated net sales in 2022, 33 percent in 2021 and 32 percent in 2020. Excluding PACCAR, net sales to any single customer were less than 8 percent of our consolidated net sales in 2022, less than 8 percent in 2021 and less than 7 percent in 2020. These agreements contain standard purchase and sale agreement terms covering engine, aftertreatment and engine parts pricing, quality and delivery commitments, as well as engineering product support obligations. The basic nature of our agreements with OEM customers is that they are long-term price and operations agreements that help provide for the availability of our products to each customer through the duration of the respective agreements. Agreements with most OEMs contain bilateral termination provisions giving either party the right to terminate in the event of a material breach, change of control or insolvency or bankruptcy of the other party.

BACKLOG

As we adjust to the current global supply chain challenges, global inflationary pressures and other global macroeconomic forces, we are experiencing supply chain disruptions, incremental costs and related challenges throughout the supply chain. The supply chain disruptions are impacting our business as well as our suppliers and customers resulting in longer lead times in some of our businesses. We have supply agreements with some truck and off-highway equipment OEMs, however most of our business is transacted through open purchase orders. These open orders are historically subject to month-to-month releases and are subject to cancellation on reasonable notice without cancellation charges and therefore are not considered firm. We are working closely with our suppliers as discussed in the Supply section above as well as with customers to meet the demand and work through backlogs as efficiently as possible.

RESEARCH AND DEVELOPMENT

In 2022, we continued to invest in future critical technologies and products. We will continue to make investments to develop new products and improve our current technologies to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas powered engines and related components as well as development activities around battery electric, fuel cell electric and hydrogen engine solutions.

Our research and development programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical information technology expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the research and development costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related research and development expenditure. Research and development expenses, net of contract reimbursements, were $1.2 billion in 2022, $1.1 billion in 2021 and $903 million in 2020. Contract reimbursements were $110 million, $104 million and $86 million in 2022, 2021 and 2020, respectively.

ENVIRONMENTAL SUSTAINABILITY

We are committed to making people's lives better by powering a more prosperous world. That prosperity includes strong communities, robust business and environmental sustainability.

The highest level of accountability for our climate-related risks and opportunities is with the Safety, Environment and Technology (SET) Committee of the Board of Directors (the Board). The internal Action Committee for Environmental Sustainability meets monthly and reports to the Chief Executive Officer (CEO) and to the SET Committee at least annually.

In 2019, we introduced PLANET 2050, a sustainability strategy focused on three priority areas: addressing climate change and air emissions, using natural resources in the most sustainable way and improving communities. Additional commitments followed including Cummins Water Works, our program for strengthening communities through sustainable water and addressing the global water crisis, and Destination Zero, our long-term product decarbonization strategy. The PLANET 2050 strategy includes nine specific goals to achieve by 2030, including science-based carbon dioxide reduction targets for newly sold products and facilities, as well as aspirational targets for 2050. We started reporting progress in 2022. Key areas of focus in 2022 included product decarbonization pathways, customer sustainability collaboration and circular economy efforts such as incorporating expanded lifecycle analysis tools.

The nine PLANET 2050 goals for 2030 are as follows:

- Reduce absolute greenhouse gas (GHG) emissions from facilities and operations by 50 percent.
- Reduce scope three absolute lifetime GHG emissions from newly sold products by 25 percent.
- Partner with customers to reduce scope three GHG emissions from products in the field by 55 million metric tons.
- Reduce volatile organic compounds emissions from paint and coating operations by 50 percent.
- Create a circular lifecycle plan for every part to use less, use better, use again.
- Generate 25 percent less waste in facilities and operations as percent of revenue.
- Reuse or responsibly recycle 100 percent of packaging plastics and eliminate single-use plastics in dining facilities, employee amenities and events.
- Reduce absolute water consumption in facilities and operations by 30 percent.
- Produce net water benefits that exceed our annual water use in all our regions.

The most recent Sustainability Progress Report, prior reports and a Data Book of more detailed environmental data in accordance with the Global Reporting Initiative's Standard core compliance designation is available on our website at www.cummins.com. Our annual submission to the Carbon Disclosure Project (CDP) for climate change and water are also available on the website. The climate submission provides information on our scenario planning for climate and other risks and detailed facility emissions data as requested by CDP. We also published reports in accordance with the Sustainability Accounting Standards Board as well as the framework of the Task Force on Climate-Related Financial Disclosures. These reports and data book are not incorporated into this Form 10-K by reference.

We continue to articulate our positions on key public policy issues and on a wide range of environmental issues. We are actively engaged around the world to promote science-based climate policies by working with regulatory, industry and other stakeholders, including joining advocacy groups and testifying before legislators and regulators. We will continue to work in partnership with others to advocate for tough, clear and enforceable regulations around the globe to address air and GHG emissions. In 2022, we were named to the S&P Dow Jones World and North American Sustainability Indices. It was the seventeenth consecutive time we were named to the North American index and the second time we were named to the world index since 2013. In 2021, we were named one of the inaugural recipients of the Terra Carta Seal by the Sustainable Markets Initiative, the effort founded by King Charles III while the Prince of Wales to recognize industry leaders in environmental sustainability. In addition, in 2022 we were awarded a gold medal for sustainability performance by EcoVadis, a globally collaborative platform for trading partners to share sustainability performance information.

We were named to Investor Business Daily's Best ESG Companies list for performance on environmental, social and governance matters, ranking number 27. We were also ranked number 47 among Barron's Top 100 Most Sustainable Companies.

ENVIRONMENTAL COMPLIANCE

Product Certification and Compliance

Our engines are subject to extensive statutory and regulatory requirements that directly or indirectly impose standards governing emissions and noise. Over the past several years we have increased our global environmental compliance presence and expertise to

understand and meet emerging product environmental regulations around the world. Our ability to comply with these and future emission standards is an essential element in maintaining our leadership position in regulated markets.

We strive to be a leader in developing and implementing technologies that provide customers with the highest performing products while minimizing the impact on the environment, and we have a long history of working with governments and regulators to achieve these goals. We remain committed to ensuring our products meet all current and future emission standards and delivering value to our customers.

Announced in late 2019 and launched in early 2020, the Product Compliance and Regulatory Affairs team leads both engine emissions certification and compliance and regulatory affairs initiatives and reports to the SET Committee of the Board at least annually. This organization is led by the Vice President - Product Compliance and Regulatory Affairs. The focus of this organization is to strengthen our ability to design great products that help our customers win while complying with increasingly challenging global emission regulations. The organization also works to enhance our collaboration with the agencies setting the direction and regulations of emissions as we strive to meet every expectation today while planning for future changes.

Following conversations with the U.S. Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regarding certification for the engines in the 2019 RAM 2500 and 3500 trucks, we made the decision to review our certification process and compliance with emission standards. This review is being conducted with external advisors as we strive to ensure the certification and compliance processes for all of our pick-up truck applications are consistent with our internal policies, engineering standards and applicable laws. During conversations with the EPA and CARB about the effectiveness of our pick-up truck applications, the regulators raised concerns that certain aspects of our emissions systems may reduce the effectiveness of our emissions control systems and thereby act as defeat devices. As a result, our internal review focuses, in part, on the regulators' concerns. We are working closely with the regulators to enhance our emissions systems to improve the effectiveness of all of our pick-up truck applications and to fully address the regulators' requirements. Based on discussions with the regulators, we have developed a new calibration for the engines in model year 2019 RAM 2500 and 3500 trucks that has been included in all engines shipped since September 2019. During our ongoing discussions, the regulators turned their attention to other model years and other engines, most notably our pick-up truck applications for RAM 2500 and 3500 trucks for model years 2013 through 2018 and Titan trucks for model years 2016 through 2019. We have also been in communication with Environmental and Climate Change Canada regarding similar issues relating to some of these very same platforms. In connection with these and other ongoing discussions with the EPA and CARB, we are developing a new software calibration and will recall model years 2013 through 2018 RAM 2500 and 3500 trucks. We are also developing a new software calibration and hardware fix and will recall model years 2016 through 2019 Titan trucks. We will continue to work together closely with the relevant regulators to develop and implement recommendations for improvement as part of our ongoing commitment to compliance. See NOTE 15, "COMMITMENTS AND CONTINGENCIES," to the *Consolidated Financial Statements* for additional information.

Engine Certifications

Our engines are certified globally through various categories within on-highway and off-highway applications. Regulations in these categories typically control nitrogen oxides (NOx), particulate matter (PM) and GHG. The current on-highway NOx and PM emission standards came into effect in India on April 1, 2020, (Bharat Stage VI), China on July 1, 2019, (National Standard NS VI), the European Union (EU) on January 1, 2013, (Euro VI) and on January 1, 2010, for the EPA. To meet these regulations, mid-range and heavy-duty engines for India, China, EU and EPA require NOx aftertreatment. NOx reduction is achieved by an integrated technology solution comprised of the XPI High Pressure Common Rail fuel system, SCR technology (in some cases), next-generation cooled EGR, advanced electronic controls, proven air handling and the Cummins Diesel Particulate Filter (DPF). The Ministry of Road Transport and Highways, Ministry of Ecology and Environment, EU, EPA and CARB certified that our engines meet the current emission requirements. Emission standards in international markets, including Japan, Mexico, Australia and Brazil are becoming more stringent. We believe that our experience in meeting the EU and EPA emission standards leaves us well positioned to take advantage of opportunities in these markets as the need for emission control capability grows.

In 2013, we certified to EPA's first ever GHG regulations for on-highway medium and heavy-duty engines. Additionally, the EPA's 2013 regulations added the requirement of on-board diagnostics, which were introduced on the ISX 15 in 2010, across the full on-highway product line while maintaining the same near-zero emission levels of NOx and PM required in 2010. On-board diagnostics provide enhanced service capability with standardized diagnostic trouble codes, service tool interface, in-cab warning lamp and service information availability. The new GHG and fuel-efficiency regulations were required for all heavy-duty diesel and natural gas engines beginning in January 2014. Our GHG certification was the first engine certificate issued by the EPA and uses the same proven base engine with the XPI fuel system, variable geometry turbocharger (VGT™) and Cummins aftertreatment system with DPF and SCR technology. Application of these engines and aftertreatment technologies continues in our products that comply with the 2021 GHG regulations.

Our off-highway engines designed for Tier 4 / Stage V standards were based on our extensive on-highway experience developing SCR, high pressure fuel systems, DPF and VGT™. Our products offer low fuel consumption, high torque rise and power output, extended maintenance intervals, reliable and durable operation and a long life to overhaul period, all while meeting the most stringent

emission standards in the industrial market. Our off-highway products power multiple applications including construction, mining, marine, agriculture, rail, defense and oil and gas and serve a global customer base. The current EPA Tier 4 off-highway emission standards came into effect between 2013-2015 for all engine power categories. The current EU Stage V off-highway emission standards became effective in 2019 for certain engine power categories and were completely effective January 2021 for all remaining categories.

Other Environmental Statutes and Regulations

Expenditures for environmental control activities and environmental remediation projects at our facilities in the U.S. were not a substantial portion of our annual expenses and are not expected to be material in 2023. We believe we are in compliance in all material respects with laws and regulations applicable to our plants and operations.

In the U.S., pursuant to notices received from federal and state agencies and/or defendant parties in site environmental contribution actions, we were identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended or similar state laws, at fewer than 20 waste disposal sites.

Based upon our experiences at similar sites we believe that our aggregate future remediation costs will not be material. We have established accruals that we believe are adequate for our expected future liability with respect to these sites. In addition, we have several other sites where we are working with governmental authorities on remediation projects. The costs for these remediation projects are not expected to be material.

HUMAN CAPITAL RESOURCES

At December 31, 2022, we employed approximately 73,600 persons worldwide, which includes the addition of more than 10,000 employees to our organization through acquisitions completed in 2022. Approximately 23,400 of our employees worldwide are represented by various unions under collective bargaining agreements that expire between 2023 and 2027.

Throughout our more than 100-year history, we always recognized that people drive the strength of our business and our ability to effectively serve our clients and sustain our competitive position. We are focused on harmonizing our approach to talent to provide seamless opportunities and better experiences to our employees around the world. Our workforce strategy cultivates an environment where all employees, regardless of employee type and location, know what is expected of them, are rewarded based on performance and have access to differentiated experiences, tools and leadership coaching to help them develop. This strategy has several key focus areas: creating a diverse, accessible, equitable and inclusive work environment; engaging employees and their families in improving wellness; developing self-aware and effective leaders and extending our talent development programs to our workforce at every level and job type.

Leadership and Talent Management

Managing our human capital resources is a key focus of the company. In 2020, the Board recast our Compensation Committee as the Talent Management and Compensation Committee to reflect the Board’s commitment to overseeing and providing guidance to our leadership team in this important work.

We strive to create a leadership culture that begins with authentic leaders who create an outstanding place to work by encouraging all employees to achieve their full potential. We encourage leaders to connect our people and their work to our mission, vision, values, brand promise and strategies of the company, motivating and giving them a higher sense of purpose. We have designed leadership and talent development programs for employees ranging from the manufacturing floor and technicians through middle management and executives. When an individual joins Cummins, we are committed to providing both that employee and their manager with the tools and resources to manage their career and navigate in a large global organization. Through our Talent Management strategy our goal is to provide all employees access to the development and career opportunities that a global company enables.

Competitive Pay and Benefits

To attract and retain the best employees, we focus on providing competitive pay and benefits. Our programs target the market for competitiveness and sustainability while ensuring that we honor our core values. We provide benefit programs with the goal of improving the physical, mental and financial wellness of our employees throughout their lifetime. Some examples include base and variable pay, medical, paid time off, retirement saving plans and employee stock purchase plans.

When designing our base pay compensation ranges, we do market analyses to be sure ranges are current and our employees are advancing their earning potential. We also do annual compensation studies to assess market movement, pay equity and living wages. We review wages globally as we continuously work to ensure we are fair, equitable, competitive and can attract and retain the best talent. As an example, during 2022, to recognize extraordinary efforts by employees during the challenges over the last several years, as well as to promote retention in a period of tight labor markets, a one-time employee recognition bonus was provided.

We also provide diverse benefit programs that are aligned with our values and focused on supporting employees and their families based on their unique needs, some of which are: tiered health care costs so that more junior employees pay less for their premiums; paid parental leave for primary and secondary caregivers; advanced medical services from clinicians to support complex health care needs and employee assistance programs with diverse providers that can meet a range of employee needs from race related trauma to financial planning to transgender transition support.

Employee Safety and Wellness

Cummins is committed to being world-class in health and safety. We strive to ensure a workplace with zero incidents. We are committed to removing conditions that cause personal injury or occupational illness and we make decisions and promote behaviors that protect others from risk of injury. We publicly disclose metrics on our rate of recordable injuries, our rate of lost workdays due to injury and the rate of injuries involving contractors.

Since 2020, we have taken many steps in the employee safety and wellness area including the following:

- Executed robust safety protocols for essential on-site personnel.
- Implemented a remote work environment where possible for employees who prefer working off-site.
- Launched a global mental health awareness campaign to destigmatize conditions such as depression and encourage employees to seek support offered by us.
- Launched an aggressive global effort to acquire vaccines and provide them on-site or near-site to our employees, their families and other stakeholders. By partnering with governments and health care providers, we facilitated the delivery of over 45,000 doses of approved vaccines to employees at or near the workplace. This includes over 5,000 shots in the U.S., over 30,000 shots in India and over 10,000 shots in Mexico.

Diversity, Equity and Inclusion

Diversity, equity and inclusion at all levels of the company are critical to our ability to innovate, to win in the marketplace and to create sustainable success. Having diverse, accessible, equitable and inclusive workplaces allows us to attract and retain the best employees to deliver results for our shareholders. This is exemplified by the composition of the Board of which 5 of 13 directors are female and 3 of 13 directors are ethnically diverse. In addition, 47 percent of our leadership team is female including our Chief Executive Officer (CEO). We disclose publicly the percentage of women in supervisory roles and the overall workforce. We also launched several initiatives to increase representation of minorities in the workplace. We created a Global Inclusion Leadership Council to oversee more than 100 employee resource groups around the world to provide opportunities to employees from all backgrounds for leadership training, cross cultural learning and professional development. We developed and piloted a diversity, equity and inclusion learning curriculum with a focus on awareness of privilege and unconscious bias. In 2020, we launched Cummins Advocating for Racial Equity (CARE), which seeks to drive a sustainable impact in dismantling institutional racism and creating systemic equity. CARE now has hundreds of employees engaged and has deployed over $30 million in funding to fight racial injustice in the U.S.

For more information on the topics above and our management of our human capital resources, please go to sustainability.cummins.com. Information from our sustainability report and sustainability webpage is not incorporated by reference into this filing.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information electronically with the Securities and Exchange Commission (SEC). The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and information statements and other information that Cummins files electronically with the SEC. The SEC's internet site is www.sec.gov.

Our internet site is www.cummins.com. You can access our Investors and Media webpage through our internet site, by clicking on the heading "About" followed by the "Cummins Inc. Investor Website" link. We make available, free of charge, on or through our Investors and Media webpage, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 or the Securities Act of 1933, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

We also have a Corporate Governance webpage. You can access our Governance Documents webpage through our internet site, www.cummins.com, by clicking on the heading "About" followed by "Cummins Inc. Investor Website" then "Board & ESG" and select "Governance Documents" from the drop-down menu. Code of Conduct, Committee Charters and other governance documents are included at this site. Our Code of Conduct applies to all employees, regardless of their position or the country in which they work. It also applies to the employees of any entity owned or controlled by us. We will post any amendments to the Code of Conduct and any waivers that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange LLC (NYSE), on our internet site. The information on our internet site is not incorporated by reference into this report.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Following are the names and ages of our executive officers, their positions with us at January 31, 2023 and summaries of their backgrounds and business experience:

Name and Age	Present Cummins Inc. position and year appointed to position	Principal position during the past five years other than Cummins Inc. position currently held
N. Thomas Linebarger (60)	Chairman of the Board of Directors and Executive Chairman (2022)	Chairman of the Board of Directors and Chief Executive Officer (2012-2022)
Jennifer Rumsey (49)	President and Chief Executive Officer (2022)	President and Chief Operating Officer (2021-2022) Vice President and President—Components (2019-2020) Vice President—Chief Technical Officer (2015-2019)
Sharon R. Barner (65)	Vice President—Chief Administrative Officer and Corporate Secretary (2021)	Vice President—General Counsel and Corporate Secretary (2020-2021) Vice President—General Counsel (2012-2020)
Marvin Boakye (49)	Vice President—Chief Human Resources Officer (2022)	Chief People and Diversity Officer—Papa John's International (2019-2022) Chief People Officer—Papa John's International (2019) Vice President, Human Resources—Andeavor (2017-2019)
Jenny M. Bush (48)	Vice President and President—Power Systems (2022)	Vice President—Cummins Sales & Service North America (2017-2022)
Amy R. Davis (53)	Vice President and President—New Power (2020)	Vice President—Cummins Filtration (2018-2020) General Manager—Filtration Business (2015-2018)
Tracy A. Embree (49)	Vice President and President— Distribution Business (2019)	Vice President and President— Components (2015-2019)
Bonnie Fetch (52)	Vice President—Global Supply Chain and Manufacturing (2022)	Vice President—DBU Supply Chain Services (2020-2022) Executive Director, Supply Chain—DBU (2018-2020)
Walter J. Fier (58)	Vice President—Chief Technical Officer (2019)	Vice President—Engineering, Engine Business (2015-2019)
Donald G. Jackson (53)	Vice President—Treasury and Tax (2020)	Vice President—Treasurer (2015-2020)
Nicole Y. Lamb-Hale (56)	Vice President—Chief Legal Officer (2022)	Vice President—General Counsel (2021-2022) Managing Director and Washington, DC City Leader —Kroll (2020-2021) Managing Director—Kroll (2016-2020)
Mahesh M. Narang (47)	Vice President and President—Components (2021)	Vice President and President—Cummins Emissions Solutions (2017-2021)
Srikanth Padmanabhan (58)	Vice President and President—Engine Business (2016)	
Luther E. Peters (50)	Vice President—Controller (2022)	Vice President—Controller, Components (2017-2022)
Livingston L. Satterthwaite (62)	Senior Vice President (2022)	Vice Chairman (2021-2022) President and Chief Operating Officer (2019-2021) Vice President and President—Distribution Business (2015-2019)
Mark A. Smith (55)	Vice President—Chief Financial Officer (2019)	Vice President—Financial Operations (2016-2019)
Nathan R. Stoner (45)	Vice President—China ABO (2020)	General Manager—Partnerships and EBU China Joint Venture Business (2018-2020) General Manager—Power Systems Business, China (2016-2018)
Jeffrey T. Wiltrout (42)	Vice President—Corporate Strategy (2022)	Executive Director—Corporate Development (2021-2022) Strategy Director—Power Systems Business Unit (2018-2021) Corporate Strategy Director (2016-2018)

Our CEO is elected annually by the Board and holds office until the meeting of the Board at which her election is next considered. Other officers are appointed by the CEO, are ratified by the Board and hold office for such period as the CEO or the Board may prescribe.

ITEM 1A. Risk Factors

Set forth below and elsewhere in this Annual Report on Form 10-K are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report and could individually, or in combination, have a material adverse effect on our results of operations, financial position and cash flows. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section above, "CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION," should be considered in addition to the following statements.

GOVERNMENT REGULATION

We are conducting a formal internal review of our emission certification process and compliance with emission standards with respect to our pick-up truck applications and are working with the EPA and CARB to address their questions about these applications. Due to the continuing nature of our formal internal review and on-going discussions with the EPA and CARB, we cannot predict the final results of this formal review and these regulatory processes, nor whether, or the extent to which, they could have a material adverse impact on our results of operations and cash flows.

We previously announced that we are conducting a formal internal review of our emissions certification process and compliance with emission standards with respect to all of our pick-up truck applications, following conversations with the EPA and CARB regarding certification of our engines for model year 2019 RAM 2500 and 3500 trucks. During conversations with the EPA and CARB about the effectiveness of our pick-up truck applications, the regulators raised concerns that certain aspects of our emissions systems may reduce the effectiveness of our emissions control systems and thereby act as defeat devices. As a result, our internal review focuses, in part, on the regulators' concerns. We are working closely with the regulators to enhance our emissions systems to improve the effectiveness of all of our pick-up truck applications and to fully address the regulators' requirements. Based on discussions with the regulators, we have developed a new calibration for the engines in model year 2019 RAM 2500 and 3500 trucks that has been included in all engines shipped since September 2019. During our ongoing discussions, the regulators turned their attention to other model years and other engines, most notably our pick-up truck applications for RAM 2500 and 3500 trucks for model years 2013 through 2018 and Titan trucks for model years 2016 through 2019. We have also been in communication with Environmental and Climate Change Canada regarding similar issues relating to some of these very same platforms. In connection with these and other ongoing discussions with the EPA and CARB, we are developing a new software calibration and will recall model years 2013 through 2018 RAM 2500 and 3500 trucks. We accrued $30 million for the RAM recall during the first quarter of 2022, an amount that reflected our current estimate of the cost of that recall. We are also developing a new software calibration and hardware fix and will recall model years 2016 through 2019 Titan trucks. We accrued $29 million for the Titan recall during the third quarter of 2022, an amount that reflected our current estimate of the cost of that recall.

We will continue to work together closely with the relevant regulators to develop and implement recommendations for improvement and seek to reach further resolutions as part of our ongoing commitment to compliance. Due to the presence of many unknown facts and circumstances, we are not yet able to estimate any further financial impact of these matters. It is possible that the consequences resulting from our formal review and these regulatory processes could have a material adverse impact on our results of operations and cash flows.

Our products are subject to extensive statutory and regulatory requirements that can significantly increase our costs and, along with increased scrutiny from regulatory agencies and unpredictability in the adoption, implementation and enforcement of increasingly stringent and fragmented emission standards by multiple jurisdictions around the world, could have a material adverse impact on our results of operations, financial condition and cash flows.

Our engines are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, the EU, state regulatory agencies (such as the CARB) and other regulatory agencies around the world. Regulatory agencies are making certification and compliance with emissions and noise standards more stringent and subjecting diesel engine products to an increasing level of scrutiny. The discovery of noncompliance issues could have a material adverse impact on our results of operations, financial condition and cash flows.

Developing engines and components to meet more stringent and changing regulatory requirements, with different implementation timelines and emission requirements, makes developing engines efficiently for multiple markets complicated and could result in substantial additional costs that may be difficult to recover in certain markets. While we have met previous deadlines, our ability to comply with existing and future regulatory standards will be essential for us to maintain our competitive position in the engine applications and industries we serve. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost over-runs and unanticipated technical and manufacturing difficulties.

In addition to these risks, the nature and timing of government implementation and enforcement of increasingly stringent emission standards in our worldwide markets are unpredictable and subject to change. Any delays in implementation or enforcement could result in a loss of our competitive advantage and could have a material adverse impact on our results of operations, financial condition and cash flows.

We operate our business on a global basis and changes in international, national and regional trade laws, regulations and policies affecting and/or restricting international trade could adversely impact the demand for our products and our competitive position.

We manufacture, sell and service products globally and rely upon a global supply chain to deliver the raw materials, components, systems and parts that we need to manufacture and service our products. Changes in laws, regulations and government policies on foreign trade and investment can affect the demand for our products and services, cause non-U.S. customers to shift preferences toward domestically manufactured or branded products and impact the competitive position of our products or prevent us from being able to sell products in certain countries. Our business benefits from free trade agreements, such as the United States-Mexico-Canada Agreement and the U.S. trade relationship with China, Brazil and France and efforts to withdraw from, or substantially modify such agreements or arrangements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs (including, but not limited to, additional tariffs on the import of steel or aluminum and imposition of new or retaliatory tariffs against certain countries, including based on developments in U.S. and China relations), import or export licensing requirements and exchange controls or new barriers to entry, could limit our ability to capitalize on current and future growth opportunities in international markets, impair our ability to expand the business by offering new technologies, products and services, and could adversely impact our production costs, customer demand and our relationships with customers and suppliers. Any of these consequences could have a material adverse effect on our results of operations, financial condition and cash flows.

Embargoes, sanctions and export controls imposed by the U.S. and other governments restricting or prohibiting transactions with certain persons or entities, including financial institutions, to certain countries or regions, or involving certain products, limit the sales of our products. Embargoes, sanctions and export control laws are changing rapidly for certain geographies, including with respect to China. In particular, changing U.S. export controls and sanctions on China, as well as other restrictions affecting transactions involving China and Chinese parties, could affect our ability to collect receivables, provide aftermarket and warranty support for our products, sell products and otherwise impact our reputation and business, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Unanticipated changes in our effective tax rate, the adoption of new tax legislation or exposure to additional income tax liabilities could adversely affect our profitability.

We are subject to income taxes in the U.S. and numerous international jurisdictions. Our income tax provision and cash tax liability in the future could be adversely affected by the adoption of new tax legislation, changes in earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process. The carrying value of deferred tax assets, which are predominantly in the U.S., is dependent on our ability to generate future taxable income in the U.S. We are also subject to ongoing tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Tax authorities may disagree with certain tax reporting positions taken by us and, as a result, assess additional taxes against us. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. The amounts ultimately paid upon resolution of these or subsequent tax audits could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our tax provision.

Our global operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.

Due to the international scope of our operations, we are subject to a complex system of commercial and trade regulations around the world. Recent years have seen an increase in the development and enforcement of laws regarding trade compliance and anti-corruption, such as the U.S. Foreign Corrupt Practices Act and similar laws from other countries, as well as new regulatory requirements regarding data privacy, such as the European Union General Data Protection Regulation. Our numerous foreign subsidiaries, affiliates and joint venture partners are governed by laws, rules and business practices that differ from those of the U.S. The activities of these entities may not comply with U.S. laws or business practices or our Code of Business Conduct. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business and result in an adverse effect on our reputation, business and results of operations, financial condition and cash flows. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Evolving environmental and climate change legislation and regulatory initiatives may adversely impact our operations, could impact the competitive landscape within our markets and could negatively affect demand for our products.

Our plants and operations are subject to increasingly stringent environmental laws and regulations in all of the countries in which we operate, including laws and regulations governing air emission, discharges to water and the generation, handling, storage, transportation, treatment and disposal of waste materials. While we believe that we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely impacted by costs, liabilities or claims with respect to existing or subsequently acquired operations, under either present laws and regulations or those that may be adopted or imposed in the future. We are also subject to laws requiring the cleanup of contaminated property. If a release of hazardous substances occurs at or from any of our current or former properties or at a landfill or another location where we have disposed of hazardous materials, we may be held liable for the contamination and the amount of such liability could be material.

Concern over climate change has resulted in, and could continue to result in, new legal or regulatory requirements designed to reduce or mitigate the effects of greenhouse gas (GHG) emissions. We may become subject to additional legislation, regulations or accords regarding climate change, and compliance with any new rules could be difficult and costly, including increased capital expenditures. Our failure to successfully comply with any such legislation, regulation or accord could also impact our ability to compete in our markets and decrease demand for our products.

Future bans or limitations on the use of diesel-powered vehicles or other applications could have a material adverse impact on our business over the long term.

In an effort to limit GHG emissions and combat climate change, multiple countries and cities have announced that they plan to implement a ban on the use in their countries or cities of diesel-powered products in the near or distant future. These countries include China, India and Germany. In addition, California government officials have called for the state to phase out sales of certain diesel-powered vehicles by 2035. To the extent that these types of bans are actually implemented in the future on a broad basis, or in one or more of our key markets, our diesel business over the long-term could experience material adverse impacts.

BUSINESS CONDITIONS / DISRUPTIONS

We may fail to successfully integrate the acquisition of Meritor and / or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a material adverse impact on our results of operations, financial condition and cash flows.

The acquisition of Meritor will involve the integration of Meritor’s operations with our existing operations, and there are uncertainties inherent in such an integration. We will be required to devote significant management attention and resources to integrating Meritor’s operations. Our ability to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow, from our acquisition of Meritor will depend, in substantial part, on our ability to successfully integrate the products into our segments, launch the Meritor products around the world and achieve our projected sales goals. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve some or all of these objectives within our anticipated time frame or in the anticipated amounts. If we are not able to successfully complete the integration of the Meritor business or implement our Meritor strategy, we may not fully realize the anticipated benefits, including enhanced revenue, earnings and cash flows, from this acquisition or such anticipated benefits may take longer to realize than expected. As part of the purchase accounting associated with the acquisition, significant goodwill and intangible asset balances were recorded on the consolidated balance sheet. If cash flows from the acquisition fall short of our anticipated amounts, these assets could be subject to non-cash impairment charges, negatively impacting our earnings. Failure to successfully integrate Meritor and / or realize the anticipated benefits could have a material adverse impact on our results of operations, financial condition and cash flows.

We are vulnerable to raw material, transportation and labor price fluctuations and supply shortages, which impacted and could continue to impact our results of operations, financial condition and cash flows.

We are experiencing supply chain disruptions and related challenges throughout the supply chain. We single source a number of parts and raw materials critical to our business operations. Any delay in our suppliers' deliveries may adversely affect our operations at multiple manufacturing locations, forcing us to seek alternative supply sources to avoid serious disruptions. Delays may be caused by factors affecting our suppliers (including, but not limited to, raw material availability, capacity constraints, port congestion, labor disputes or unrest, shortages of labor, economic downturns, availability of credit, impaired financial condition, sanctions/tariffs, pandemic restrictions, energy inflation/availability, suppliers' allocations to other purchasers, weather emergencies, natural disasters, acts of government or acts of war or terrorism). The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Any extended delay in receiving critical supplies could impair our ability to deliver products to our customers and have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, the current economic environment has resulted, and may continue to result, in price volatility and increased levels of inflation of many of our raw material, transportation and other costs. In particular, increased levels of inflation, rising interest rates and concerns regarding a potential economic recession may result in increased operating costs and/or decreased levels of profitability. Further, the labor market for skilled manufacturing remains tight, and our labor costs have increased as a result. Material, transportation, labor and other cost inflation has impacted and could continue to impact our results of operations, financial condition and cash flows.

The ongoing conflict between Russia and Ukraine, and the global response (including government bans or restrictions on doing business in Russia), could have a material adverse impact on our results of operations, financial condition and cash flows.

Given the nature of our business and our global operations, political, economic, and other conditions in foreign countries and regions, including geopolitical risks such as the current conflict between Russia and Ukraine, may adversely affect our results of operations, financial condition and cash flows. We suspended our commercial operations in Russia indefinitely, which resulted in a charge of $111 million during 2022 related to these actions. As of December 31, 2022, we had no inventory and approximately $14 million of receivables in Russia, all of which are fully reserved. In addition, we have cash balances of $66 million, some of which will be used to fund ongoing employee, tax and contract settlement obligations. We may incur additional charges as conditions continue to evolve including with respect to our planned extrication from our relationship with KAMAZ Publicly Traded Company and its subsidiaries, including the unconsolidated joint venture. In addition, we have experienced, and expect to continue to experience, an inability to collect customer receivables and may be the subject of litigation in connection with our suspension of commercial operations in Russia. The broader consequences of this conflict, which may include further sanctions, embargoes, regional instability, and geopolitical shifts; potential retaliatory action by the Russian government against companies, including possible nationalization of foreign businesses in Russia; increased tensions between the United States and countries in which we operate; and the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation, particularly with regard to raw material, transportation and labor price fluctuations; disruptions to our information technology environment, including through cyberattack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; disruptions in global supply chains; and our exposure to foreign currency exchange rate changes.

We face the challenge of accurately aligning our capacity with our demand.

Our markets are cyclical in nature and we face periods when demand fluctuates significantly higher or lower than our normal operating levels, including variability driven by supply chain inconsistency. Accurately forecasting our expected volumes and appropriately adjusting our capacity are important factors in determining our results of operations and cash flows. We manage our capacity by adjusting our manufacturing workforce, capital expenditures and purchases from suppliers. In periods of weak demand, we may face under-utilized capacity and un-recovered overhead costs, while in periods of strong demand we may experience unplanned costs and could fail to meet customer demand. We cannot guarantee that we will be able to adequately adjust our manufacturing capacity in response to significant changes in customer demand, which could harm our business. If we do not accurately align our manufacturing capabilities with demand it could have a material adverse effect on our results of operations, financial condition and cash flows.

We derive significant earnings from investees that we do not directly control, with more than 50 percent of these earnings from our China-based investees.

For 2022, we recognized $349 million of equity, royalty and interest income from investees, compared to $506 million in 2021. Approximately one third of our equity, royalty and interest income from investees is from three of our 50 percent owned joint ventures in China - Beijing Foton Cummins Engine Co., Ltd., Dongfeng Cummins Engine Company, Ltd. and Chongqing Cummins Engine Company, Ltd. Although a significant percentage of our net income is derived from these unconsolidated entities, we do not unilaterally control their management or their operations, which puts a substantial portion of our net income at risk from the actions or inactions of these entities. A significant reduction in the level of contribution by these entities to our net income would likely have a material adverse effect on our results of operations and cash flows.

Our truck manufacturers and OEM customers discontinuing outsourcing their engine supply needs, experiencing financial distress or experiencing a change-in-control of one of our large truck OEM customers, could have a material adverse impact on our results of operations, financial condition and cash flows.

We recognize significant sales of engines and components to a few large on-highway truck OEM customers which have been an integral part of our positive business results for several years. Many are truck manufacturers or OEMs that manufacture engines for some of their own vehicles. Despite their own engine manufacturing abilities, these customers have historically chosen to outsource certain types of engine production to us due to the quality of our engine products, our emission compliance capabilities, our systems

integration, their customers' preferences, their desire for cost reductions, their desire for eliminating production risks and their desire to maintain company focus. However, there can be no assurance that these customers will continue to outsource, or outsource as much of, their engine production in the future. In addition, increased levels of OEM vertical integration could result from a number of factors, such as shifts in our customers' business strategies, acquisition by a customer of another engine manufacturer, the inability of third-party suppliers to meet product specifications and the emergence of low-cost production opportunities in foreign countries. Any significant reduction in the level of engine production outsourcing from our truck manufacturer or OEM customers, financial distress of one of our large truck OEM customers due to a change-in-control, could likely lead to significant reductions in our sales volumes, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

PRODUCTS AND TECHNOLOGY

Our products are subject to recall for performance or safety-related issues.

Our products are subject to recall for performance or safety-related issues. Product recalls subject us to reputational risk, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we decide, either voluntarily or involuntarily, to recall a product through a formal campaign to solicit the return of specific products due to known or suspected performance or safety issues. Any significant product recalls could have material adverse effects on our results of operations, financial condition and cash flows. See NOTE 14, "PRODUCT WARRANTY LIABILITY" to the *Consolidated Financial Statements* for additional information.

Our products are exposed to variability in material and commodity costs.

Our businesses establish prices with our customers in accordance with contractual time frames; however, the timing of material and commodity market price increases may prevent us from passing these additional costs on to our customers through timely pricing actions. Additionally, higher material and commodity costs around the world as well as elevated levels of inflation may offset our efforts to reduce our cost structure. While we customarily enter into financial transactions and contractual pricing adjustment provisions with our customers that attempt to address some of these risks, there can be no assurance that commodity price fluctuations will not adversely affect our results of operations and cash flows. While the use of commodity price hedging instruments and contractual pricing adjustments may provide us with some protection from adverse fluctuations in commodity prices, by utilizing these instruments, we potentially forego the benefits that might result from favorable fluctuations in price. As a result, higher material and commodity costs, could result in declining margins.

The development of new technologies may materially reduce the demand for our current products and services.

We are investing in new products and technologies, including electrified powertrains, hydrogen production and fuel cells, for planned introduction into certain new and existing markets. Given the early stages of development of some of these new products and technologies, there can be no guarantee of the future market acceptance and investment returns with respect to our planned products, which will face competition from an array of other technologies and manufacturers. The ongoing energy transition away from fossil fuels and the increased adoption of electrified powertrains in some market segments could result in lower demand for current diesel or natural gas engines and components and, over time, reduce the demand for related parts and service revenues from diesel or natural gas powertrains. Furthermore, it is possible that we may not be successful in developing segment-leading electrified or alternate fuel powertrains and some of our existing customers could choose to develop their own, or source from other manufacturers, and any of these factors could have a material adverse impact on our results of operations, financial condition and cash flows.

Lower-than-anticipated market acceptance of our new or existing products or services could have a material adverse impact on our results of operations, financial condition and cash flows.

Although we conduct market research before launching new or refreshed engines and introducing new services, many factors both within and outside our control affect the success of new or existing products and services in the marketplace. Offering engines and services that customers desire and value can mitigate the risks of increasing competition and declining demand, but products and services that are perceived to be less than desirable (whether in terms of price, quality, overall value, fuel efficiency or other attributes) can exacerbate these risks. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to poor quality, safety, fuel efficiency, corporate responsibility or other key attributes can negatively impact our reputation or market acceptance of our products or services, even if such allegations prove to be inaccurate or unfounded.

Our business is exposed to potential product liability claims.

We face an inherent business risk of exposure to product liability claims in the event that our products' failure to perform to specification results, or is alleged to result, in property damage, bodily injury and/or death. At any given time, we are subject to various and multiple product liability claims, any one of which, if decided adversely to us, may have a material adverse effect on our reported results of operation in the period in which our liability with respect to any such claim is recognized. While we maintain

insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Furthermore, even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us.

GENERAL

We may not complete the separation of our filtration business within the time frame we anticipate or at all. The separation may present difficulties that could have an adverse effect on us and/or the independent business resulting from the separation and/or costs associated with the separation may be higher than anticipated. Additionally, if we complete the separation, we may not realize some or all of the expected benefits of the separation.

In August 2021, we announced our exploration of strategic alternatives for our filtration business unit, including the potential separation of the business into a stand-alone company (the "separation"). Any separation would be complex in nature, and unanticipated developments or changes, including changes in law, the macroeconomic environment and market conditions or regulatory or political conditions may affect our ability to complete the separation, within the anticipated time frame or at all.

Whether or not the separation is completed, our businesses may face material challenges in connection with this transaction, including, without limitation:

- the diversion of management's attention from ongoing business concerns and impact on our businesses as a result of the devotion of management's attention to strategic alternatives for the filtration business, including the separation;
- maintaining employee morale and retaining key management and other employees;
- retaining existing business and operational relationships, including with customers, suppliers, employees and other counterparties, and attracting new business and operational relationships;
- execution and related risks in connection with financing transactions undertaken in connection with the separation;
- foreseen and unforeseen dis-synergy costs, costs of restructuring transactions (including taxes) and other significant costs and expenses; and
- any potential negative reactions from the financial markets resulting from the separation.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if the separation is completed, the new independent company will incur ongoing costs, including costs of operating as an independent company, that the separated business will no longer be able to share. Those costs may exceed our estimates or could diminish the benefits we expect to realize from the separation.

Our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures may expose us to additional costs and risks.

Part of our strategic plan is to improve our revenue growth, gross margins and earnings by exploring the repositioning of our portfolio of product line offerings through the pursuit of potential strategic acquisitions and/or divestitures to provide future strategic, financial and operational benefits and improve shareholder value. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. The successful identification and completion of any strategic transaction depends on a number of factors that are not entirely within our control, including the availability of suitable candidates and our ability to negotiate terms acceptable to all parties involved, conclude satisfactory agreements and obtain all necessary regulatory approvals. Accordingly, we may not be able to successfully negotiate and complete specific transactions. The exploration, negotiation and consummation of strategic transactions may involve significant expenditures by us, which may adversely affect our results of operations at the time such expenses are incurred, and may divert management's attention from our existing business. Strategic transactions also may have adverse effects on our existing business relationships with suppliers and customers.

If required, the financing for strategic acquisitions could result in an increase in our indebtedness, dilute the interests of our shareholders or both. Any acquisition may not be accretive to us for a significant period of time following the completion of such acquisition. Also, our ability to effectively integrate any potential acquisition into our existing business and culture may not be successful, which could jeopardize future financial and operational performance for the combined businesses. In addition, if an acquisition results in any additional goodwill or increase in other intangible assets on our balance sheet and subsequently becomes impaired, we would be required to record a non-cash impairment charge, which could result in a material adverse effect on our financial condition.

Similarly, any strategic divestiture of a product line or business may reduce our revenue and earnings, reduce the diversity of our business, result in substantial costs and expenses and cause disruption to our employees, customers, vendors and communities in which we operate.

Our business and operations are subject to interest rate risks and changes in interest rates can reduce demand for our products and increase borrowing costs.

Rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our products and our customers' ability to repay obligations to us. Rising interest rates may increase our cost of capital which could have material adverse effects on our financial condition and cash flows.

We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

We may be adversely impacted by the effects of climate change and may incur increased costs and experience other impacts due to new or more stringent climate change regulations, accords, mitigation efforts, GHG regulations or other legislation designed to address climate change.

The scientific consensus indicates that emissions of GHG continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances. These potential impacts may include, among other items, physical long-term changes in freshwater availability and the frequency and severity of weather events as well as customer product changes either through preference or regulation.

Concerns regarding climate change may lead to additional international, national, regional and local legislative and regulatory responses, accords and mitigation efforts. Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, are continuing to look for ways to reduce GHG emissions, and consumers are increasingly demanding products and services resulting in lower GHG emissions. We could face risks to our brand reputation, investor confidence and market share due to an inability to innovate and develop new products that decrease GHG emissions. Increased input costs, such as fuel, utility, transportation and compliance-related costs could increase our operating costs and negatively impact customer operations and demand for our products. As the impact of any future climate related legislative or regulatory requirements on our global businesses and products is dependent on the timing, scope and design of the mandates or standards, we are currently unable to predict its potential impact which could have a material adverse effect on our results of operations, financial condition and cash flows.

Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions, which may cause disruptions to our operations, including disrupting manufacturing, distribution and our supply chain.

Our information technology environment and our products are exposed to potential security breaches or other disruptions which may adversely impact our competitive position, reputation, results of operations, financial condition and cash flows.

We rely on the capacity, reliability and security of our information technology environment and data security infrastructure in connection with various aspects of our business activities. We also rely on our ability to expand and continually update these technologies and related infrastructure in response to the changing needs of our business. As we implement new technologies, they may not perform as expected. We face the challenge of supporting our older technologies and implementing necessary upgrades. In addition, some of these technologies are managed by third-party service providers and are not under our direct control. If we experience a problem with an important technology, including during upgrades and/or new implementations of technologies, the resulting disruptions could have an adverse effect on our business and reputation. As customers adopt and rely on cloud-based digital technologies and services we offer, any disruption of the confidentiality, integrity or availability of those services could have an adverse effect on our business and reputation.

The data handled by our technologies is vulnerable to security threats. Our operations routinely involve receiving, storing, processing and transmitting sensitive information pertaining to our business, customers, dealers, suppliers, employees and other sensitive matters. While we continually work to safeguard our information technology environment and mitigate potential risks, there is no assurance that these actions will be sufficient to prevent information technology security threats, such as security breaches, computer malware, ransomware attacks and other "cyber attacks," which are increasing in both frequency and sophistication, along with power outages or hardware failures. These threats could result in unauthorized public disclosures of information, create financial liability, subject us to

legal or regulatory sanctions, disrupt our ability to conduct our business, result in the loss of intellectual property or damage our reputation with customers, dealers, suppliers and other stakeholders. As the result of changing market conditions, a large percentage of our salaried employees continue to work remotely full or part-time. This remote working environment may pose a heightened risk for security breaches or other disruptions of our information technology environment.

In addition, our products, including our engines, contain interconnected and increasingly complex technologies that control various processes and these technologies are potentially subject to "cyber attacks" and disruption. The impact of a significant information technology event on either our information technology environment or our products could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

We are exposed to political, economic and other risks that arise from operating a multinational business. Greater political, economic and social uncertainty and the evolving globalization of businesses could significantly change the dynamics of our competition, customer base and product offerings and impact our growth globally.

Our business is subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include:

- public health crises, including the spread of a contagious disease, such as future pandemics or epidemics, quarantines or shutdowns related to public health crises, and other catastrophic events;
- economic and political instability, including international conflicts, war, acts of terrorism or the threat thereof, political or labor unrest, civil unrest, riots or insurrections;
- the difficulty of enforcing agreements and collecting receivables through foreign legal systems;
- trade protection measures and import or export licensing requirements;
- the imposition of taxes on foreign income and tax rates in certain foreign countries that exceed those in the U.S.;
- the imposition of tariffs, exchange controls or other restrictions;
- difficulty in staffing and managing widespread operations and the application of foreign labor regulations;
- required compliance with a variety of foreign laws and regulations; and
- changes in general economic and political conditions, including changes in relationship with the U.S., in countries where we operate, particularly in China and emerging markets.

As we continue to operate and grow our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our multinational operations will not have a material adverse effect upon us.

In addition, there continues to be significant uncertainty about the future relationships between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on global trade, especially trade with China could adversely impact our competitive position, results of operations, financial condition and cash flows.

We face significant competition in the regions we serve.

The markets in which we operate are highly competitive. We compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. We primarily compete with diesel engines and related diesel products; however, new technologies continue to be developed for gasoline, natural gas, hydrogen, electrification and other technologies, and we will continue to face new competition from these expanding technologies. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support. We also face competitors in some emerging regions who have established local practices and long standing relationships with participants in these markets. Additionally, we face increasing competition to develop innovative products that result in lower emissions. There can be no assurance that our products will be able to compete successfully with the products of other companies and in other markets.

Increasing global competition among our customers may affect our existing customer relationships and restrict our ability to benefit from some of our customers' growth.

As our customers in emerging markets continue to grow in size and scope, they are increasingly seeking to export their products to other countries. This has meant greater demand for our advanced engine technologies to help these customers meet the more stringent emissions requirements of developed markets, as well as greater demand for access to our distribution systems for purposes of equipment servicing. As these emerging market customers enter into, and begin to compete in more developed markets, they may increasingly begin to compete with our existing customers in these markets. Our further aid to emerging market customers could

adversely affect our relationships with developed market customers. In addition, to the extent the competition does not correspond to overall growth in demand, we may see little or no benefit from this type of expansion by our emerging market customers.

Failure to meet environmental, social and governance (ESG) expectations or standards, or to achieve our ESG goals, could adversely affect our business, results of operations and financial condition.

In recent years, there has been an increased focus from stakeholders on ESG matters, including GHG emissions and climate-related risks, renewable energy, water stewardship, waste management, diversity, equity and inclusion, responsible sourcing and supply chain, human rights and social responsibility. Given our commitment to certain ESG principles, we actively manage these issues and have established and publicly announced certain goals, commitments and targets which we may refine, or even expand further, in the future. These goals, commitments and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts to manage these issues, report on them and accomplish our goals present numerous operational, regulatory, reputational, financial, legal and other risks, any of which could have a material adverse impact, including on our reputation.

Such risks and uncertainties include:

- reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;
- adverse impacts on our ability to sell and manufacture products;
- the success of our collaborations with third parties;
- increased risk of litigation, investigations or regulatory enforcement action;
- unfavorable ESG ratings or investor sentiment;
- diversion of resources and increased costs to control, assess and report on ESG metrics;
- our ability to achieve our goals, commitments and targets within the timeframes announced;
- access to and increased cost of capital and
- adverse impacts on our stock price.

Any failure, or perceived failure, to meet evolving stakeholder expectations and industry standards or achieve our ESG goals, commitments and targets could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely impacted by work stoppages and other labor matters.

At December 31, 2022, we employed approximately 73,600 persons worldwide. Approximately 23,400 of our employees worldwide were represented by various unions under collective bargaining agreements that expire between 2023 and 2027. While we have no reason to believe that we will be materially impacted by work stoppages or other labor matters, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Any of these consequences may have an adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers and suppliers have unionized work forces. Work stoppages or slowdowns experienced by us, our customers or suppliers could result in slowdowns or closures that would have a material adverse effect on our results of operations, financial condition and cash flow.

We are subject to foreign currency exchange rate and other related risks.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

We also face risks arising from the imposition of foreign exchange controls and currency devaluations. Foreign exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. See Management's Discussion and Analysis for additional information.

Significant declines in future financial and stock market conditions could diminish our pension plan asset performance and adversely impact our results of operations, financial condition and cash flow.

We sponsor both funded and unfunded domestic and foreign defined benefit pension and other retirement plans. Our pension cost and the required contributions to our pension plans are directly affected by the value of plan assets, the projected and actual rates of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the discount rate at which future projected and accumulated pension obligations are discounted to a present value. We could experience increased pension cost due to a combination of factors, including the decreased investment performance of pension plan assets, decreases in the discount rate and changes in our assumptions relating to the expected return on plan assets.

Significant declines in current and future financial and stock market conditions could cause material losses in our pension plan assets, which could result in increased pension cost in future years and adversely impact our results of operations, financial condition and cash flow. Depending upon the severity and length of market declines and government regulatory changes, we may be legally obligated to make pension payments in the U.S. and perhaps other countries and these contributions could be material.

We are exposed to risks arising from the price and availability of energy.

The level of demand for our products and services is influenced in multiple ways by the price and availability of energy. High energy costs generally drive greater demand for better fuel economy in almost all countries in which we operate. Some of our engine products have been developed with a primary purpose of offering fuel economy improvements, and if energy costs decrease or increase less than expected, demand for these products may likewise decrease. The relative unavailability of electricity in some emerging market countries also influences demand for our electricity generating products, such as our diesel generators. If these countries add energy capacity by expanding their power grids at a rate equal to or faster than the growth in demand for energy, the demand for our generating products could also decrease or increase less than would otherwise be the case.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Manufacturing Facilities

Our principal manufacturing facilities by segment are as follows:

Segment	U.S. Facilities	Facilities Outside the U.S.
Engine	**Indiana:** Columbus	**Brazil:** Sao Paulo
	New York: Lakewood	**India:** Phaltan
	North Carolina: Whitakers	**U.K.:** Darlington
Components	**Indiana:** Columbus	**Australia:** Kilsyth
	North Carolina: Fletcher	**Brazil:** Sao Paulo
	South Carolina: Charleston	**China:** Shanghai, Wuxi, Wuhan
	Tennessee: Cookeville	**France:** Quimper
	Wisconsin: Mineral Point, Neillsville	**Germany:** Marktheidenfeld
		India: Pune, Dewas, Pithampur, Phaltan, Rudrapur
		Mexico: Ciudad Juarez, Monterrey, San Luis Potosi
		South Korea: Suwon
		U.K.: Darlington, Huddersfield
Power Systems	**Indiana:** Elkhart, Seymour	**Brazil:** Sao Paulo
	Minnesota: Fridley	**China:** Wuxi, Wuhan
	New Mexico: Clovis	**India:** Pune, Ahmednagar, Ranjangaon, Phaltan
		Mexico: San Luis Potosi
		Romania: Craiova
		U.K.: Daventry
		Nigeria: Lagos
New Power	**Indiana:** Columbus	**Belgium:** Oevel
		Canada: Mississauga
		Germany: Herten

In addition, engines and engine components are manufactured by joint ventures or independent licensees at manufacturing plants in the U.S., China, India, Japan, Sweden, U.K. and Mexico.

Distribution Facilities

The principal distribution facilities that serve our segments are as follows:

U.S. Facilities	Facilities Outside the U.S.
Arizona: Avondale	**Australia:** Mackay, Perth
Colorado: Henderson	**China:** Beijing
Kentucky: Florence	**South Africa:** Johannesburg
Minnesota: White Bear Lake	**U.K.:** Wellingborough
Texas: Dallas	
Utah: West Valley City	

Supply Chain Facilities

The principal supply chain facilities that serve our segments are as follows:

U.S. Facilities	Facilities Outside the U.S.
Georgia: Atlanta	**Belgium:** Rumst
Indiana: Columbus, Indianapolis	**China:** Beijing, Shanghai, Wuhan
Kentucky: Walton	**India:** Phaltan, Pithampur, Pune
Pennsylvania: Harrisburg	**Mexico:** San Luis Potosi
South Carolina: Charleston	**U.K.:** Daventry
Tennessee: Memphis	
Texas: Dallas	

Other Facilities

We operate numerous management, research and development, marketing and administrative facilities globally.

ITEM 3. Legal Proceedings

The matters described under "Legal Proceedings" in NOTE 15, "COMMITMENTS AND CONTINGENCIES," to the *Consolidated Financial Statements* are incorporated herein by reference.

ITEM 4. Mine Safety Disclosures

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol "CMI." For other matters related to our common stock and shareholders' equity, see NOTE 17, "CUMMINS INC. SHAREHOLDERS' EQUITY," to the *Consolidated Financial Statements*.

At December 31, 2022, there were 2,446 holders of record of Cummins Inc.'s $2.50 par value common stock.

The following information is provided pursuant to Item 703 of Regulation S-K:

	Issuer Purchases of Equity Securities					
Period	Total Number of Shares Purchased[(1)]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) [(2)]
October 1 - October 31	21,830	$	206.12	21,830	$	2,218
November 1 - November 30	—		—	—		2,218
December 1 - December 31	—		—	—		2,218
Total	21,830		206.12	21,830		

(1) Shares purchased represent shares under the Board authorized share repurchase program.

(2) Shares repurchased under our Key Employee Stock Investment Plan only occur in the event of a participant default, which cannot be predicted, and were excluded from this column.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. During the three months ended December 31, 2022, we repurchased $4 million of common stock under the 2019 authorization. The dollar value remaining available for future purchases under the 2019 program at December 31, 2022, was $218 million.

Our Key Employee Stock Investment Plan allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. We hold participants’ shares as security for the loans and would, in effect, repurchase shares only if the participant defaulted in repayment of the loan. Shares associated with participants' sales are sold as open-market transactions via a third-party broker.

Performance Graph (Unaudited)

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any of our future filings under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total shareholder return on our common stock for the last five years with the cumulative total return on the S&P 500 Index and an index of peer companies selected by us. Our peer group includes BorgWarner Inc., Caterpillar, Inc., Daimler Truck Holding AG, Deere & Company, Donaldson Company Inc., Eaton Corporation, Emerson Electric Co., Fortive Corporation, W.W. Grainger Inc., Honeywell International, Illinois Tool Works Inc., PACCAR, Parker-Hannifin Corporation, Textron Inc. and Volvo AB. Daimler Truck Holding AG is excluded from the peer index in the following graph due to the corporate split and public filing in December 2021. Each of the measures of cumulative total return assumes reinvestment of dividends. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG CUMMINS INC., S&P 500 INDEX AND CUSTOM PEER GROUP


200
175
150
125
100
75
U.S. DOLLARS ($)
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Cummins Inc.
S&P 500 Index
Custom Peer Group

ASSUMES $100 INVESTED ON DECEMBER 31, 2017

ASSUMES DIVIDENDS REINVESTED

FISCAL YEAR ENDING DECEMBER 31, 2022

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) was prepared to provide the reader with a view and perspective of our business through the eyes of management and should be read in conjunction with our *Consolidated Financial Statements* and the accompanying notes to those financial statements. Our MD&A is presented in the following sections:

- **EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS**
- **RESULTS OF OPERATIONS**
- **OPERATING SEGMENT RESULTS**
- **2023 OUTLOOK**
- **LIQUIDITY AND CAPITAL RESOURCES**
- **APPLICATION OF CRITICAL ACCOUNTING ESTIMATES**
- **RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

The following is the discussion and analysis of changes in the financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021. The discussion and analysis of fiscal year 2020 and changes in the financial condition and results of operations for fiscal year 2021 compared to fiscal year 2020 that are not included in this Form 10-K may be found in Part II, ITEM 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (SEC) on February 8, 2022.

EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS

Overview

We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, electric powertrains, hydrogen production and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We have long-standing relationships with many of the leading manufacturers in the markets we serve, including PACCAR Inc, Traton Group (formerly Navistar International Corporation), Daimler Trucks North America and Stellantis N.V. We serve our customers through a service network of approximately 460 wholly-owned, joint venture and independent distributor locations and more than 10,000 Cummins certified dealer locations in approximately 190 countries and territories.

Our reportable operating segments consist of Engine, Components, Distribution, Power Systems and New Power. This reporting structure is organized according to the products and markets each segment serves. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Components segment sells filtration products, aftertreatment systems, turbochargers, electronics, fuel systems, automated transmissions, axles, drivelines, brakes and suspension systems. The Distribution segment includes wholly-owned and partially-owned distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products and maintaining relationships with various OEMs throughout the world. The Power Systems segment is an integrated power provider, which designs, manufactures and sells engines (16 liters and larger) for industrial applications (including mining, oil and gas, marine and rail), standby and prime power generator sets, alternators and other power components. The New Power segment designs, manufactures, sells and supports hydrogen production solutions as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The New Power segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification and alternative power technologies, meeting the needs of our OEM partners and end customers.

Our financial performance depends, in large part, on varying conditions in the markets we serve, particularly the on-highway, construction and general industrial markets. Demand in these markets tends to fluctuate in response to overall economic conditions. Our sales may also be impacted by OEM inventory levels, production schedules, stoppages and supply chain challenges. Economic downturns in markets we serve generally result in reduced sales of our products and can result in price reductions in certain products and/or markets. As a worldwide business, our operations are also affected by geopolitical risks (such as the conflict between Russia and Ukraine), currency fluctuations, political and economic uncertainty, public health crises (epidemics or pandemics) and regulatory matters, including adoption and enforcement of environmental and emission standards, in the countries we serve. As part of our growth strategy, we invest in businesses in certain countries that carry higher levels of these risks such as China, Brazil, India, Mexico and countries in the Middle East and Africa. At the same time, our geographic diversity and broad product and service offerings have helped limit the impact from a drop in demand in any one industry, region, the economy of any single country or customer on our consolidated results.

Meritor Acquisition

On August 3, 2022, we completed the acquisition of Meritor, Inc. (Meritor) with a purchase price of $2.9 billion (including debt repaid concurrent with the acquisition). Our consolidated results and segment results include Meritor's activity since the date of acquisition. Meritor was split into the newly formed axles and brakes business and electric powertrain. The results for the axles and brakes business are included in our Components segment while the electric powertrain portion is included in our New Power segment. See NOTE 2, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

Supply Chain Disruptions

We continue to experience supply chain disruptions, increased price levels and related financial impacts reflected as increased cost of sales and inventory holdings. Our industry continues to be unfavorably impacted by supply chain constraints leading to shortages and price increases across multiple component categories and limiting our collective ability to meet end-user demand. Our customers are also experiencing supply chain issues. Should the supply chain issues continue for an extended period of time or worsen, the impact on our production and supply chain could have a material adverse effect on our results of operations, financial condition and cash flows. The Board of Directors (the Board) continues to monitor and evaluate all of these factors and the related impacts on our business and operations, and we are diligently working to minimize the supply chain impacts to our business and to our customers.

Russian Operations

On March 17, 2022, the Board indefinitely suspended our operations in Russia due to the ongoing conflict in Ukraine, which resulted in reduced sales in Russia and charges of $111 million in 2022. See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

2022 Results

A summary of our results is as follows:

	Years ended December 31,		
In millions, except per share amounts	**2022**	**2021**	**2020**
Net sales	**$ 28,074**	$ 24,021	$ 19,811
Net income attributable to Cummins Inc.	**2,151**	2,131	1,789
Earnings per common share attributable to Cummins Inc.			
Basic	**$ 15.20**	$ 14.74	$ 12.07
Diluted	**15.12**	14.61	12.01

Our industry's sales continue to be unfavorably impacted by supply chain constraints leading to shortages across multiple components categories and limiting our collective ability to meet end-user demand. Our customers are also experiencing other supply chain issues limiting full production capabilities.

Worldwide revenues improved 17 percent in 2022 compared to 2021, due to Meritor sales of $1.9 billion since the date of acquisition, favorable pricing and higher demand in all operating segments and most geographic regions except for China and Russia. Net sales in the U.S. and Canada improved by 24 percent primarily due to favorable pricing and increased demand in North American heavy-duty and medium-duty on-highway markets, which positively impacted all Components businesses and all Distribution product lines, as well as incremental sales of axles and brakes in North America since the acquisition of Meritor. International demand (excludes the U.S. and Canada) improved by 8 percent compared to 2021, with lower sales in China (due to a sharp slowdown in construction and truck markets, exacerbated by COVID lockdowns) and Russia (resulting from the indefinite suspension of our Russian operations)

more than offset by higher sales in most other geographic regions. The increase in international sales was principally due to incremental sales of axles and brakes in Latin America and Western Europe since the acquisition of Meritor, favorable pricing and higher demand for power generation and generator technologies equipment and all distribution product lines. Unfavorable foreign currency fluctuations impacted international sales by 5 percent (mainly the Euro, Chinese renminbi, British pound and Indian rupee).

The following table contains sales and EBITDA (defined as earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests) by operating segment for the years ended December 31, 2022 and 2021. See NOTE 24, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

	Operating Segments							
	2022			2021			Percent change 2022 vs. 2021	
In millions	Sales	Percent of Total	EBITDA	Sales	Percent of Total	EBITDA	Sales	EBITDA
Engine	**$ 10,945**	**39 %**	**$ 1,541**	$ 9,954	42 %	$ 1,411	10 %	9 %
Components	**9,736**	**34 %**	**1,346**	7,665	32 %	1,180	27 %	14 %
Distribution	**8,929**	**32 %**	**888**	7,772	32 %	731	15 %	21 %
Power Systems	**5,033**	**18 %**	**596**	4,415	18 %	496	14 %	20 %
New Power	**198**	**1 %**	**(340)**	116	1 %	(223)	71 %	(52)%
Intersegment eliminations	**(6,767)**	**(24)%**	**(232)**	(5,901)	(25)%	(74)	15 %	NM
Total	**$ 28,074**	**100 %**	**$ 3,799** (1)	$ 24,021	100 %	$ 3,521	17 %	8 %

"NM" - not meaningful information

(1) EBITDA includes $111 million of costs associated with the suspension of our Russian operations, $83 million of costs related to the acquisition and integration of Meritor and $81 million of costs associated with the planned separation of our filtration business.

Net income attributable to Cummins Inc. for 2022 was $2.2 billion, or $15.12 per diluted share, on sales of $28.1 billion, compared to 2021 net income attributable to Cummins Inc. of $2.1 billion, or $14.61 per diluted share, on sales of $24.0 billion.

The increases in net income attributable to Cummins Inc. and earnings per diluted share were driven by higher net sales and increased gross margin, partially offset by higher selling, general and administrative expenses (including Meritor acquisition and integration costs and costs associated with the planned separation of our filtration business), increased research, development and engineering expenses, lower equity, royalty and interest income from investees (primarily in China), costs associated with the suspension of our Russian operations, losses in corporate owned life insurance, increased interest expense related to new borrowings and higher intangible asset amortization resulting from our acquisitions. The increase in gross margin and gross margin as a percentage of sales was mainly due to favorable pricing and increased volumes, partially offset by higher material costs and increased compensation expenses. Diluted earnings per common share for 2022 benefited $0.15 per share from fewer weighted-average shares outstanding, primarily due to the stock repurchase program.

We generated $2.0 billion of operating cash flows in 2022, compared to $2.3 billion in 2021. See the section titled "*Cash Flows*" in the "LIQUIDITY AND CAPITAL RESOURCES" section for a discussion of items impacting cash flows.

Our debt to capital ratio (total capital defined as debt plus equity) at December 31, 2022, was 44.1 percent, compared to 31.5 percent at December 31, 2021. The increase was primarily due to higher debt balances since December 31, 2021, resulting from funding the acquisition of Meritor. At December 31, 2022, we had $2.6 billion in cash and marketable securities on hand and access to our $4.0 billion credit facilities, net of commercial paper outstanding, to meet acquisition, working capital, investment and funding needs.

In 2022, we repurchased $374 million or 1.9 million shares of common stock. See NOTE 17, "CUMMINS INC. SHAREHOLDERS' EQUITY" to the *Consolidated Financial Statements* for additional information.

On November 30, 2022, we completed the acquisition of Siemens' Commercial Vehicles Propulsion business (Siemens CVP) for approximately $187 million. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

On September 30, 2022, certain of our subsidiaries entered into a $1.0 billion credit agreement, consisting of a $400 million revolving credit facility and a $600 million term loan facility, in anticipation of the separation of our filtration business. See NOTE 13, "DEBT," to our *Consolidated Financial Statements* for additional information.

On August 17, 2022, we entered into an amended and restated 364-day credit agreement and an incremental 364-day credit agreement, which allow us to borrow up to $1.5 billion and $500 million, respectively, of unsecured funds at any time prior to August 16, 2023.

On August 3, 2022, we completed the acquisition of Meritor with a purchase price of $2.9 billion (including debt that was retired on the closing date). See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

On July 13, 2022, we entered into a loan agreement under which we may obtain delayed-draw loans in an amount up to $2.0 billion in the aggregate prior to October 13, 2022. We drew down the entire $2.0 billion balance on August 2, 2022, to fund the acquisition of Meritor.

In July 2022, the Board authorized an increase to our quarterly dividend of approximately 8 percent from $1.45 per share to $1.57 per share.

On April 20, 2022, we filed a confidential registration statement announcing our intent to separate the filtration business into a stand-alone company.

On April 8, 2022, we completed the acquisition of Jacobs Vehicle Systems business (Jacobs) from Altra Industrial Motion Corp. with a purchase price of $345 million. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

As a well-known seasoned issuer, we filed an automatic shelf registration of an undetermined amount of debt and equity with the SEC on February 8, 2022.

On February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Cummins Westport, Inc. (Westport JV) with a purchase price of $42 million. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

In 2022, the investment loss on our U.S. pension trusts was 5.7 percent while our U.K. pension trusts' loss was 41.3 percent. Our global pension plans, including our unfunded and non-qualified plans, were 120 percent funded at December 31, 2022. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 69 percent of the worldwide pension obligation, were 121 percent funded, and our U.K. defined benefit plans were 119 percent funded at December 31, 2022. We expect to contribute approximately $106 million in cash to our global pension plans in 2023. In addition, we expect our 2023 net periodic pension income to approximate $2 million. See application of critical accounting estimates within MD&A and NOTE 11, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to the *Consolidated Financial Statements*, for additional information concerning our pension and other postretirement benefit plans.

As of the date of this filing, our credit ratings and outlooks from the credit rating agencies remain unchanged.

RESULTS OF OPERATIONS

In millions (except per share amounts)	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	Percent	2021 vs. 2020 Amount	Percent
NET SALES	**$ 28,074**	$ 24,021	$ 19,811	$ 4,053	17 %	$ 4,210	21 %
Cost of sales	**21,355**	18,326	14,917	(3,029)	(17)%	(3,409)	(23)%
GROSS MARGIN	**6,719**	5,695	4,894	1,024	18 %	801	16 %
OPERATING EXPENSES AND INCOME							
Selling, general and administrative expenses	**2,687**	2,374	2,125	(313)	(13)%	(249)	(12)%
Research, development and engineering expenses	**1,278**	1,090	906	(188)	(17)%	(184)	(20)%
Equity, royalty and interest income from investees	**349**	506	452	(157)	(31)%	54	12 %
Other operating expense, net	**174**	31	46	(143)	NM	15	33 %
OPERATING INCOME	**2,929**	2,706	2,269	223	8 %	437	19 %
Interest expense	**199**	111	100	(88)	(79)%	(11)	(11)%
Other income, net	**89**	156	169	(67)	(43)%	(13)	(8)%
INCOME BEFORE INCOME TAXES	**2,819**	2,751	2,338	68	2 %	413	18 %
Income tax expense	**636**	587	527	(49)	(8)%	(60)	(11)%
CONSOLIDATED NET INCOME	**2,183**	2,164	1,811	19	1 %	353	19 %
Less: Net income attributable to noncontrolling interests	**32**	33	22	1	3 %	(11)	(50)%
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	**$ 2,151**	$ 2,131	$ 1,789	$ 20	1 %	$ 342	19 %
Diluted earnings per common share attributable to Cummins Inc.	**$ 15.12**	$ 14.61	$ 12.01	$ 0.51	3 %	$ 2.60	22 %

"NM" - not meaningful information

Percent of sales	2022	2021	2020	Favorable/(Unfavorable) Percentage Points 2022 vs. 2021	2021 vs. 2020
Gross margin	**23.9 %**	23.7 %	24.7 %	0.2	(1.0)
Selling, general and administrative expenses	**9.6 %**	9.9 %	10.7 %	0.3	0.8
Research, development and engineering expenses	**4.6 %**	4.5 %	4.6 %	(0.1)	0.1

2022 vs. 2021

Net Sales

Net sales increased $4.1 billion, primarily driven by the following:

- Components segment sales increased 27 percent largely due to axles and brakes sales since the completion of the Meritor acquisition.
- Distribution segment sales increased 15 percent mainly due to higher demand across all product lines in North America.
- Engine segment sales increased 10 percent principally due to favorable pricing and stronger medium-duty and heavy-duty on-highway demand (including higher aftermarket sales) in North America.
- Power Systems segment sales increased 14 percent primarily due to favorable pricing and higher demand in power generation markets in Latin America, North America and India and stronger demand in industrial markets with higher aftermarket sales and increased oil and gas demand in North America and China.
- New Power segment sales increased 71 percent principally due to higher electrified components sales, traction sales since the completion of the Meritor and Siemens CVP acquisitions and improved sales of fuel cells and electrolyzers.

These increases were partially offset by unfavorable foreign currency fluctuations of 2 percent of total sales, primarily in the Euro, Chinese renminbi, British pound and Indian rupee.

Sales to international markets (excluding the U.S. and Canada), based on location of customers, were 41 percent of total net sales in 2022, compared with 44 percent of total net sales in 2021. A more detailed discussion of sales by segment is presented in the "OPERATING SEGMENT RESULTS" section.

Cost of Sales

The types of expenses included in cost of sales are the following: parts and material consumption, including direct and indirect materials; salaries, wages and benefits; depreciation on production equipment and facilities and amortization of technology intangibles; estimated costs of warranty programs and campaigns; production utilities; production-related purchasing; warehousing, including receiving and inspection; freight costs; engineering support costs; repairs and maintenance; production and warehousing facility property insurance; rent for production facilities; charges for the write-downs of inventories in Russia and other production overhead.

Gross Margin

Gross margin increased $1.0 billion and increased 0.2 points as a percentage of sales. The increase in gross margin and gross margin as a percentage of sales was mainly due to favorable pricing and increased volumes, partially offset by higher material costs and increased compensation expenses. The provision for base warranties issued as a percentage of sales, was 1.8 percent in 2022 and 2.1 percent in 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $313 million, primarily due to higher consulting expenses driven by acquisitions, integration and the work towards the separation of the filtration business, higher compensation costs and increased travel expenses, partially offset by lower variable compensation expenses. Overall, selling, general and administrative expenses, as a percentage of sales, decreased to 9.6 percent in 2022 from 9.9 percent in 2021. The decrease in selling, general and administrative expenses as a percentage of sales was due mainly to net sales increasing at a faster rate than the increase in selling, general and administrative expenses.

Research, Development and Engineering Expenses

Research, development and engineering expenses increased $188 million, principally due to higher compensation costs, increased spending on prototypes, testing and supplies and higher consulting expenses, partially offset by lower variable compensation expenses. Overall, research, development and engineering expenses, as a percentage of sales, increased to 4.6 percent in 2022 from 4.5 percent in 2021.

Research activities continue to focus on development of new products to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas powered engines and related components as well as development activities around battery electric, fuel cell electric and hydrogen engine solutions.

Equity, Royalty and Interest Income From Investees

Equity, royalty and interest income from investees decreased $157 million, mainly due to lower earnings at Beijing Foton Cummins Engine Co., Ltd. and Dongfeng Cummins Engine Co., Ltd., the $28 million impairment of our investment in our Russian joint venture with KAMAZ and the February 7, 2022, purchase of Westport Fuel System Inc.'s stake in Westport JV. See NOTE 2, "ACQUISITIONS," and NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Other Operating Expense, Net

Other operating (expense) income, net was as follows:

	Years ended December 31,	
In millions	2022	2021
Amortization of intangible assets	**$ (70)**	$ (22)
Russian suspension costs	**(63)** [1]	—
Asset impairments and other charges	**(36)**	—
Loss on write-off of assets	**(7)**	(12)
Gain (loss) on sale of assets, net	**1**	(2)
Royalty income, net	**7**	9
Other, net	**(6)**	(4)
Other operating expense, net	**$ (174)**	$ (31)

[1] See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Interest Expense

Interest expense increased $88 million, primarily due to the overall increase in floating interest rates, new term loan borrowings and higher short-term borrowings, including commercial paper.

Other Income, Net

Other income, net was as follows:

	Years ended December 31,	
In millions	2022	2021
Non-service pension and OPEB income	**$ 140**	$ 96
Interest income	**49**	25
(Loss) gain on marketable securities, net	**(7)**	6
Foreign currency (loss) gain, net	**(8)**	2
Loss on corporate owned life insurance	**(102)**	—
Other, net	**17**	27
Other income, net	**$ 89**	$ 156

[1] Includes $35 million in gains from unwinding derivative instruments not designated as hedges as a result of foreign dividends paid.

Income Tax Expense

Our effective tax rate for 2022 was 22.6 percent compared to 21.3 percent for 2021.

The year ended December 31, 2022, contained discrete tax items that netted to zero, primarily due to $31 million of favorable changes in accrued withholding taxes, $29 million of favorable changes in tax reserves, $15 million of favorable valuation allowance adjustments and $9 million of favorable other net discrete items, offset by $69 million of unfavorable tax costs associated with internal restructuring ahead of the planned separation of our filtration business and $15 million of unfavorable return to provision adjustments related to the 2021 filed tax returns.

The year ended December 31, 2021, contained $9 million of unfavorable net discrete tax items, primarily due to $12 million of unfavorable provision to return adjustments related to the 2020 filed tax returns, partially offset by $3 million of favorable other discrete tax items.

The change in effective tax rate for the year ended December 31, 2022, versus year ended December 31, 2021, was primarily due to the jurisdictional mix of pre-tax income.

Our effective tax rate for 2023 is expected to approximate 22.0 percent, excluding any discrete tax items that may arise.

On August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act of 2022 into law effective beginning in 2023. The bill includes numerous tax provisions, including a 15 percent corporate minimum tax as well as a one percent excise tax on share repurchases. We do not currently expect the legislation will have a material effect on our results of operations or liquidity.

Net Income Attributable to Noncontrolling Interests

Noncontrolling interests eliminate the income or loss attributable to non-Cummins ownership interests in our consolidated entities. Noncontrolling interests in income of consolidated subsidiaries decreased $1 million principally due to lower earnings at Hydrogenics Corporation, partially offset by higher earnings at Eaton Cummins Joint Venture.

2021 vs. 2020

For prior year results of operations comparisons to 2020 see the Results of Operations section of our 2021 Form 10-K.

Comprehensive Income - Foreign Currency Translation Adjustment

The foreign currency translation adjustment was a net loss of $384 million and $9 million for the years ended December 31, 2022 and 2021, respectively. The details were as follows:

	Years ended December 31,			
	2022		2021	
In millions	**Translation adjustment**	**Primary currency driver vs. U.S. dollar**	**Translation adjustment**	**Primary currency driver vs. U.S. dollar**
Wholly-owned subsidiaries	**$ (250)**	Chinese renminbi and Indian rupee	$ (23)	Brazilian real, British pound, Indian rupee and Euro, partially offset by Chinese renminbi
Equity method investments	**(94)**	Chinese renminbi	19	Chinese renminbi, partially offset by Indian rupee
Consolidated subsidiaries with a noncontrolling interest	**(40)**	Indian rupee	(5)	Indian rupee
Total	**$ (384)**		$ (9)	

2021 vs. 2020

For prior year foreign currency translation adjustment comparisons to 2020 see the Results of Operations section of our 2021 Form 10-K.

OPERATING SEGMENT RESULTS

Our reportable operating segments consist of the Engine, Components, Distribution, Power Systems and New Power segments. This reporting structure is organized according to the products and markets each segment serves. We use segment EBITDA as the primary basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Segment amounts exclude certain expenses not specifically identifiable to segments. See NOTE 24, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

Following is a discussion of results for each of our operating segments.

For all prior year segment results comparisons to 2020 see the Results of Operations section of our 2021 Form 10-K.

Engine Segment Results

Financial data for the Engine segment was as follows:

				Favorable/(Unfavorable)			
	Years ended December 31,			2022 vs. 2021		2021 vs. 2020	
In millions	2022	2021	2020	Amount	Percent	Amount	Percent
External sales	**$ 8,199**	$ 7,589	$ 5,925	$ 610	8 %	$ 1,664	28 %
Intersegment sales	**2,746**	2,365	2,097	381	16 %	268	13 %
Total sales	**10,945**	9,954	8,022	991	10 %	1,932	24 %
Research, development and engineering expenses	**506**	399	290	(107)	(27)%	(109)	(38)%
Equity, royalty and interest income from investees	**166** (1)	340	312	(174)	(51)%	28	9 %
Interest income	**14**	8	9	6	75 %	(1)	(11)%
Russian suspension costs(2)	**33** (3)	—	—	33	NM	—	— %
Segment EBITDA	**1,541**	1,411	1,235	130	9 %	176	14 %
				Percentage Points		Percentage Points	
Segment EBITDA as a percentage of total sales	**14.1 %**	14.2 %	15.4 %	(0.1)		(1.2)	

"NM" - not meaningful information

(1) Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the suspension of our Russian operations. In addition, on February 7, 2022, we purchased Westport Fuel System Inc.'s stake in the Westport JV. See NOTE 2, "ACQUISITIONS," and NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(2) See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(3) Includes $31 million of Russian suspension costs reflected in the equity, royalty and interest income from investees line above.

Sales for our Engine segment by market were as follows:

In millions	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	2022 vs. 2021 Percent	2021 vs. 2020 Amount	2021 vs. 2020 Percent
Heavy-duty truck	**$ 3,847**	$ 3,328	$ 2,648	$ 519	16 %	$ 680	26 %
Medium-duty truck and bus	**3,460**	2,777	2,066	683	25 %	711	34 %
Light-duty automotive	**1,738**	1,912	1,547	(174)	(9)%	365	24 %
Total on-highway	**9,045**	8,017	6,261	1,028	13 %	1,756	28 %
Off-highway	**1,900**	1,937	1,761	(37)	(2)%	176	10 %
Total sales	**$ 10,945**	$ 9,954	$ 8,022	$ 991	10 %	$ 1,932	24 %
					Percentage Points		Percentage Points
On-highway sales as percentage of total sales	**83 %**	81 %	78 %		2		3

Unit shipments by engine classification (including unit shipments to Power Systems and off-highway engine units included in their respective classification) were as follows:

	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	2022 vs. 2021 Percent	2021 vs. 2020 Amount	2021 vs. 2020 Percent
Heavy-duty	**120,700**	117,600	92,500	3,100	3 %	25,100	27 %
Medium-duty	**283,600**	273,800	220,900	9,800	4 %	52,900	24 %
Light-duty	**227,600**	273,300	215,800	(45,700)	(17)%	57,500	27 %
Total unit shipments	**631,900**	664,700	529,200	(32,800)	(5)%	135,500	26 %

2022 vs. 2021

Sales

Engine segment sales increased $991 million across most markets. The following were the primary drivers by market:

- Medium-duty truck and bus sales increased $683 million mainly due to favorable pricing and higher demand (including higher aftermarket sales), especially in North America.
- Heavy-duty truck engine sales increased $519 million principally due to favorable pricing and stronger demand (including higher aftermarket sales), especially in North America with shipments up 18 percent.

The increases were partially offset by decreased light-duty automotive demand of $174 million primarily due to our indefinite suspension of our operations in Russia and lower sales to Stellantis.

Segment EBITDA

Engine segment EBITDA increased $130 million, primarily due to favorable pricing and improved mix, partially offset by higher material costs, lower equity, royalty and interest income from investees (principally decreased earnings at Beijing Foton Cummins Engine Co., Ltd. and Dongfeng Cummins Engine Co., Ltd., the $28 million impairment of our investment in our Russian joint venture with KAMAZ and the February 7, 2022, purchase of Westport Fuel System Inc.'s stake in the Westport JV) and increased research, development and engineering expenses. See NOTE 2, "ACQUISITIONS," and NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Components Segment Results

Financial data for the Components segment was as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2022 vs. 2021		2021 vs. 2020	
In millions	2022	2021	2020	Amount	Percent	Amount	Percent
External sales	**$ 7,847**	$ 5,932	$ 4,650	$ 1,915	32 %	$ 1,282	28 %
Intersegment sales	**1,889**	1,733	1,374	156	9 %	359	26 %
Total sales	**9,736**	7,665	6,024	2,071	27 %	1,641	27 %
Research, development and engineering expenses	**309**	307	264	(2)	(1)%	(43)	(16)%
Equity, royalty and interest income from investees	**71**	50	61	21	42 %	(11)	(18)%
Interest income	**12**	5	4	7	NM	1	25 %
Russian suspension costs(1)	**5**	—	—	5	NM	—	— %
Segment EBITDA	**1,346** (2)	1,180	961	166	14 %	219	23 %
				Percentage Points		Percentage Points	
Segment EBITDA as a percentage of total sales	**13.8 %**	15.4 %	16.0 %		(1.6)		(0.6)

"NM" - not meaningful information

(1) See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(2) Includes $83 million of costs related to the acquisition and integration of Meritor and $28 million of costs associated with the planned separation of our filtration business.

Sales for our Components segment by business were as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2022 vs. 2021		2021 vs. 2020	
In millions	2022	2021	2020	Amount	Percent	Amount	Percent
Emission solutions	**$ 3,494**	$ 3,499	$ 2,632	$ (5)	— %	$ 867	33 %
Axles and brakes	**1,879**	—	—	1,879	NM	—	— %
Filtration	**1,557**	1,438	1,232	119	8 %	206	17 %
Turbo technologies	**1,421** (1)	1,351	1,098	70	5 %	253	23 %
Electronics and fuel systems	**792**	899	754	(107)	(12)%	145	19 %
Automated transmissions	**593**	478	308	115	24 %	170	55 %
Total sales	**$ 9,736**	$ 7,665	$ 6,024	$ 2,071	27 %	$ 1,641	27 %

"NM" - not meaningful information

(1) Includes sales of $118 million related to the newly acquired Jacobs Vehicle Systems business. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

2022 vs. 2021

Sales

Components segment sales increased $2.1 billion across most businesses. The following were the primary drivers by business:

- Axles and brakes sales added $1.9 billion in sales since the completion of the Meritor acquisition.
- Filtration sales increased $119 million mainly due to stronger aftermarket demand in North America.
- Automated transmissions sales increased $115 million largely due to higher demand in North America.

These increases were partially offset by the following:

- Electronics and fuel systems sales decreased $107 million principally due to weaker demand in China, partially offset by higher demand in North America.

- Unfavorable foreign currency fluctuations, primarily in the Euro, Indian rupee and Chinese renminbi.

Segment EBITDA

Components segment EBITDA increased $166 million, mainly due to favorable pricing, improved mix and increased volumes (including axles and brakes since the completion of the Meritor acquisition), partially offset by higher material costs and Meritor acquisition and integration costs.

Distribution Segment Results

Financial data for the Distribution segment was as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2022 vs. 2021		2021 vs. 2020	
In millions	**2022**	**2021**	**2020**	**Amount**	**Percent**	**Amount**	**Percent**
External sales	**$ 8,901**	$ 7,742	$ 7,110	$ 1,159	15 %	$ 632	9 %
Intersegment sales	**28**	30	26	(2)	(7)%	4	15 %
Total sales	**8,929**	7,772	7,136	1,157	15 %	636	9 %
Research, development and engineering expenses	**52**	48	31	(4)	(8)%	(17)	(55)%
Equity, royalty and interest income from investees	**77**	63	62	14	22 %	1	2 %
Interest income	**16**	7	4	9	NM	3	75 %
Russian suspension costs[1]	**54**	—	—	54	NM	—	— %
Segment EBITDA	**888**	731	665	157	21 %	66	10 %
				Percentage Points		**Percentage Points**	
Segment EBITDA as a percentage of total sales	**9.9 %**	9.4 %	9.3 %	0.5		0.1	

"NM" - not meaningful information

[1] See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Sales for our Distribution segment by region were as follows:

	Years ended December 31,			Favorable/(Unfavorable)			
				2022 vs. 2021		2021 vs. 2020	
In millions	**2022**	**2021**	**2020**	**Amount**	**Percent**	**Amount**	**Percent**
North America	**$ 5,948**	$ 4,912	$ 4,696	$ 1,036	21 %	$ 216	5 %
Asia Pacific	**1,016**	906	805	110	12 %	101	13 %
Europe	**720**	650	598	70	11 %	52	9 %
China	**355**	330	346	25	8 %	(16)	(5)%
Commonwealth of Independent States	**232**	335	194	(103)	(31)%	141	73 %
Africa and Middle East	**228**	259	200	(31)	(12)%	59	30 %
India	**220**	198	150	22	11 %	48	32 %
Latin America	**210**	182	147	28	15 %	35	24 %
Total sales	**$ 8,929**	$ 7,772	$ 7,136	$ 1,157	15 %	$ 636	9 %

Sales for our Distribution segment by product line were as follows:

In millions	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	2022 vs. 2021 Percent	2021 vs. 2020 Amount	2021 vs. 2020 Percent
Parts	**$ 3,818**	$ 3,145	$ 2,931	$ 673	21 %	$ 214	7 %
Engines	**1,776**	1,499	1,250	277	18 %	249	20 %
Power generation	**1,774**	1,762	1,692	12	1 %	70	4 %
Service	**1,561**	1,366	1,263	195	14 %	103	8 %
Total sales	**$ 8,929**	$ 7,772	$ 7,136	$ 1,157	15 %	$ 636	9 %

2022 vs. 2021

Sales

Distribution segment sales increased $1.2 billion across all product lines primarily due to $1.0 billion of increased North American sales representing 90 percent of the total change in Distribution segment sales, largely due to higher demand for parts and engines. The increase was partially offset by unfavorable foreign currency fluctuations, mainly in the Euro, Australian dollar, Indian rupee, Japanese yen and Canadian dollar.

Segment EBITDA

Distribution segment EBITDA increased $157 million, primarily due to higher volumes, partially offset by unfavorable foreign currency fluctuations (principally in emerging market currencies, South African rand, Australian dollar and Japanese yen), costs associated with the suspension of our Russian operations, increased freight costs due to supply chain constraints, higher compensation expenses and an inventory write-off. See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Power Systems Segment Results

Financial data for the Power Systems segment was as follows:

In millions	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	2022 vs. 2021 Percent	2021 vs. 2020 Amount	2021 vs. 2020 Percent
External sales	**$ 2,951**	$ 2,650	$ 2,055	$ 301	11 %	$ 595	29 %
Intersegment sales	**2,082**	1,765	1,576	317	18 %	189	12 %
Total sales	**5,033**	4,415	3,631	618	14 %	784	22 %
Research, development and engineering expenses	**240**	234	212	(6)	(3)%	(22)	(10)%
Equity, royalty and interest income from investees	**43**	56	21	(13)	(23)%	35	NM
Interest income	**7**	5	4	2	40 %	1	25 %
Russian suspension costs[(1)]	**19**	—	—	19	NM	—	— %
Segment EBITDA	**596**	496	343	100	20 %	153	45 %
				Percentage Points		Percentage Points	
Segment EBITDA as a percentage of total sales	**11.8 %**	11.2 %	9.4 %		0.6		1.8

"NM" - not meaningful information

(1) See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Sales for our Power Systems segment by product line were as follows:

In millions	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	Percent	2021 vs. 2020 Amount	Percent
Power generation	**$ 2,790**	$ 2,515	$ 2,167	$ 275	11 %	$ 348	16 %
Industrial	**1,772**	1,534	1,188	238	16 %	346	29 %
Generator technologies	**471**	366	276	105	29 %	90	33 %
Total sales	**$ 5,033**	$ 4,415	$ 3,631	$ 618	14 %	$ 784	22 %

2022 vs. 2021

Sales

Power Systems segment sales increased $618 million across all product lines. The following were the primary drivers:

- Power generation sales increased $275 million mainly due to improved pricing and higher demand in Latin America, North America and India.
- Industrial sales increased $238 million principally due to stronger aftermarket demand and improved oil and gas sales in North America and China.
- Generator technologies sales increased $105 million due to higher demand in Europe and India.

These increases were partially offset by unfavorable foreign currency fluctuations, primarily in the Euro, Indian rupee and British pound.

Segment EBITDA

Power Systems segment EBITDA increased $100 million, primarily due to favorable pricing, partially offset by higher material costs, increased freight costs due to supply chain constraints and costs associated with the suspension of our Russian operations.

New Power Segment Results

The New Power segment designs, manufactures, sells and supports hydrogen production solutions as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The New Power segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems.

Financial data for the New Power segment was as follows:

In millions	Years ended December 31, 2022	2021	2020	Favorable/(Unfavorable) 2022 vs. 2021 Amount	Percent	Favorable/(Unfavorable) 2021 vs. 2020 Amount	Percent
External sales	**$ 176**	$ 108	$ 71	$ 68	63 %	$ 37	52 %
Intersegment sales	**22**	8	1	14	NM	7	NM
Total sales	**198**	116	72	82	71 %	44	61 %
Research, development and engineering expenses	**171**	102	109	(69)	(68)%	7	6 %
Equity, royalty and interest loss from investees	**(8)**	(3)	(4)	(5)	NM	1	25 %
Segment EBITDA	**(340)**	(223)	(172)	(117)	(52)%	(51)	(30)%

"NM" - not meaningful information

New Power segment sales increased 71 percent principally due to higher electrified components sales, traction sales since the completion of the Meritor and Siemens CVP acquisitions and improved sales of fuel cells and electrolyzers.

2023 OUTLOOK

Supply Chain Disruptions

We continue to experience supply chain disruptions, increased price levels and related financial impacts reflected as increased cost of sales and inventory holdings. Our industry continues to be unfavorably impacted by supply chain constraints leading to shortages and price increases across multiple component categories and limiting our collective ability to meet end-user demand. Our customers are also experiencing supply chain issues. The Board continues to monitor and evaluate all of these factors and the related impacts on our business and operations, and we are diligently working to minimize the supply chain impacts to our business and to our customers.

Business Outlook

Our outlook reflects the following positive trends and challenges to our business that could impact our revenue and earnings potential in 2023.

Positive Trends

- We expect demand for pick-up, medium-duty and heavy-duty trucks in North America to remain strong.
- We believe market demand for trucks in India will continue to be strong.
- We expect demand within our Power Systems business to remain strong, including the power generation, mining, oil and gas and marine markets.
- We anticipate demand in our aftermarket business will continue to be robust, driven primarily by truck utilization in North America and continued strong demand in our Power Systems business.
- We expect demand for trucks in China to improve from the low demand levels in 2022 as COVID-19 restrictions are eased. Significant outbreaks of infection among the population, could, however, hamper the level of demand improvement through the year.

Challenges

- Continued increases in material and labor costs, as well as other inflationary pressures, could negatively impact earnings.
- Our industry's sales continue to be unfavorably impacted by supply chain constraints leading to shortages across multiple components categories and limiting our collective ability to meet end-user demand. Our customers are also experiencing other supply chain issues limiting full production capabilities.
- We expect demand in construction markets in China to decline in 2023 due to emission changes and a build-up of inventory.
- The completion of the Meritor, Inc. acquisition in 2022 impacted our liquidity and resulted in incremental interest expense for debt utilized in funding the transaction and increased amortization of intangible assets which will negatively impact net income.
- We expect the planned separation of our filtration business, into a stand-alone company, will continue to result in incremental expenses.
- Increasing interest rates could increase borrowing costs and negatively impact net income.

LIQUIDITY AND CAPITAL RESOURCES

Key Working Capital and Balance Sheet Data

We fund our working capital with cash from operations and short-term borrowings, including commercial paper, when necessary. Various assets and liabilities, including short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. As a result, working capital is a prime focus of management's attention. Working capital and balance sheet measures are provided in the following table:

Dollars in millions	December 31, 2022	December 31, 2021
Working capital [(1)]	**$ 3,030**	$ 5,225
Current ratio	**1.27**	1.74
Accounts and notes receivable, net	**$ 5,202**	$ 3,990
Days' sales in receivables	**60**	59
Inventories	**$ 5,603**	$ 4,355
Inventory turnover	4.2	4.6
Accounts payable (principally trade)	**$ 4,252**	$ 3,021
Days' payable outstanding	**60**	57
Total debt	**$ 7,855**	$ 4,159
Total debt as a percent of total capital	**44.1 %**	31.5 %

[(1)] Working capital includes cash and cash equivalents.

Cash Flows

Cash and cash equivalents were impacted as follows:

	Years ended December 31,			Change	
In millions	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Net cash provided by operating activities	**$ 1,962**	$ 2,256	$ 2,722	$ (294)	$ (466)
Net cash used in investing activities	**(4,172)**	(873)	(719)	(3,299)	(154)
Net cash provided by (used in) financing activities	**1,669**	(2,227)	280	3,896	(2,507)
Effect of exchange rate changes on cash and cash equivalents	**50**	35	(11)	15	46
Net (decrease) increase in cash and cash equivalents	**$ (491)**	$ (809)	$ 2,272	$ 318	$ (3,081)

2022 vs. 2021

Net cash provided by operating activities decreased $294 million, primarily due to higher working capital requirements of $646 million, partially offset by lower equity earnings, net of dividends of $147 million and Russian suspension costs of $111 million. The higher working capital requirements resulted in a cash outflow of $1.0 billion compared to a cash outflow of $359 million in the comparable period in 2021, mainly due to decreased accrued expenses (as a result of lower variable compensation accruals in 2022) and higher accounts receivable due to increased sales, partially offset by a lower spend in inventories and favorable changes in accounts payable.

Net cash used in investing activities increased $3.3 billion, principally due to $3.2 billion of acquisitions, net of cash acquired for Meritor, Jacobs Vehicle Systems, Siemens CVP and Westport JV. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

Net cash provided by financing activities increased $3.9 billion, primarily due to higher net borrowings of commercial paper of $2.3 billion, increased proceeds from borrowings of $2.0 billion (principally our $2.0 billion term loan) and lower repurchases of common stock of $1.0 billion, partially offset by higher payments on borrowings and finance lease obligations of $1.5 billion ($0.9 billion of which relates to debt assumed in the Meritor acquisition that was retired during the third quarter of 2022 and $450 million of term loan payments in the fourth quarter of 2022).

The effect of exchange rate changes on cash and cash equivalents increased $15 million, primarily due to favorable fluctuations in the British pound, partially offset by unfavorable fluctuations in the Chinese renminbi.

2021 vs. 2020

For prior year liquidity comparisons see the Liquidity and Capital Resources section of our 2021 Form 10-K.

Sources of Liquidity

We generate significant ongoing operating cash flow. Cash provided by operations is our principal source of liquidity with $2.0 billion provided in 2022. At December 31, 2022, our sources of liquidity included:

	December 31, 2022						
In millions		**Total**		**U.S.**		**International**	**Primary location of international balances**
Cash and cash equivalents	$	2,101	$	870	$	1,231	Singapore, China, Canada, Belgium, Australia, Mexico
Marketable securities [(1)]		472		80		392	India
Total	$	2,573	$	950	$	1,623	
Available credit capacity							
Revolving credit facilities [(2)]	$	1,426					
International and other uncommitted domestic credit facilities	$	226					

(1) The majority of marketable securities could be liquidated into cash within a few days.

(2) The five-year credit facility for $2.0 billion, the 364-day credit facility for $1.5 billion and the $500 million incremental 364-day credit facility, maturing August 2026 and August 2023, respectively, are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. At December 31, 2022, we had $2.6 billion of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $1.4 billion.

Cash, Cash Equivalents and Marketable Securities

A significant portion of our cash flows are generated outside the U.S. We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. As a result, we do not anticipate any local liquidity restrictions to preclude us from funding our operating needs with local resources.

If we distribute our foreign cash balances to the U.S. or to other foreign subsidiaries, we could be required to accrue and pay withholding taxes, for example, if we repatriated cash from certain foreign subsidiaries whose earnings we asserted are completely or partially permanently reinvested. Foreign earnings for which we assert permanent reinvestment outside the U.S. consist primarily of earnings of our China, India, Canada (including underlying subsidiaries) and Netherlands domiciled subsidiaries. At present, we do not foresee a need to repatriate any earnings for which we assert permanent reinvestment. However, to help fund cash needs of the U.S. or other international subsidiaries as they arise, we repatriate available cash from certain foreign subsidiaries whose earnings are not permanently reinvested when it is cost effective to do so.

Debt Facilities and Other Sources of Liquidity

On July 13, 2022, we entered into a loan agreement under which we may obtain delayed-draw loans in an amount up to $2.0 billion in the aggregate prior to October 13, 2022. We drew down the entire $2.0 billion balance on August 2, 2022, to help fund the acquisition of Meritor. The interest rate is based on Secured Overnight Financing Rate (SOFR) for the one-month interest period plus the relevant spread. The loan will mature on August 1, 2025. The agreement contains customary events of default and financial and other covenants, including maintaining a net debt to capital ratio of no more than 0.65 to 1.0.

On August 17, 2022, we entered into an amended and restated 364-day credit agreement, which allows us to borrow up to $1.5 billion of unsecured funds at any time prior to August 16, 2023. This credit agreement amended and restated the prior $1.5 billion 364-day credit facility that matured on August 17, 2022. On August 17, 2022, we also entered into an incremental 364-day credit agreement, which allows us to borrow up to $500 million of unsecured funds at any time prior to August 16, 2023.

In connection with the new credit agreements, on August 17, 2022, we entered into an amendment to our $2.0 billion five-year facility to replace LIBOR with SOFR as an interest rate benchmark and to make other conforming changes to interest rate determinations.

We have access to committed credit facilities totaling $4.0 billion, including the $1.5 billion 364-day facility that expires August 16, 2023, $500 million incremental 364-day facility that expires August 16, 2023, and $2.0 billion five-year facility that expires on August 18, 2026. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. We intend to maintain credit facilities at the current or higher aggregate amounts by renewing or

replacing these facilities at or before expiration. The credit agreements include various financial covenants, including, among others, maintaining a net debt to capital ratio of no more than 0.65 to 1.0. At December 31, 2022, our net leverage ratio was 0.31 to 1.0. There were no outstanding borrowings under these facilities at December 31, 2022.

We can issue up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board authorized commercial paper programs. These programs facilitate the private placement of unsecured short-term debt through third-party brokers. We use the net proceeds from the commercial paper borrowings for acquisitions and general corporate purposes. The total combined borrowing capacity under the revolving credit facilities and commercial paper programs should not exceed $4.0 billion. At December 31, 2022, we had $2.6 billion of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $1.4 billion. See NOTE 13, "DEBT," to our *Consolidated Financial Statements* for additional information.

In 2021 we entered into a series of interest rate swaps to effectively convert our $500 million senior notes, due in 2025, from a fixed rate of 0.75 percent to a floating rate equal to the three-month LIBOR plus a spread. We also entered into a series of interest rate swaps to effectively convert $765 million of our $850 million senior notes, due in 2030, from a fixed rate of 1.50 percent to a floating rate equal to the three-month LIBOR plus a spread. The swaps were designated, and are accounted for, as fair value hedges.

In 2019 we entered into $350 million of interest rate lock agreements, and in 2020 we entered into an additional $150 million of lock agreements to reduce the variability of the cash flows of the interest payments on a total of $500 million of fixed rate debt forecast to be issued in 2023 to replace our senior notes at maturity. In December 2022, we settled certain rate lock agreements with notional amounts totaling $150 million for $49 million in cash. This amount will remain in other comprehensive income to be recognized over the term of the anticipated new debt as discussed above.

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the SEC on February 8, 2022. Under this shelf registration we may offer, from time to time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

In July 2017, the U.K.'s Financial Conduct Authority, which regulates the LIBOR, announced it intends to phase out LIBOR by the end of 2021. The cessation date for submission and publication of rates for certain tenors of LIBOR has since been extended until mid-2023. Various central bank committees and working groups continue to discuss replacement of benchmark rates, the process for amending existing LIBOR-based contracts and the potential economic impacts of different alternatives. The Alternative Reference Rates Committee has identified the SOFR as its preferred alternative rate for U.S. dollar LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. We have evaluated the potential impact of the replacement of the LIBOR benchmark interest rate including risk management, internal operational readiness and monitoring the Financial Accounting Standards Board standard-setting process to address financial reporting issues that might arise in connection with transition from LIBOR to a new benchmark rate. While we do not believe the change will materially impact us due to our operational and system readiness coupled with relevant contractual fallback language, we continue to evaluate all eventual transition risks. In anticipation of LIBOR's phase out, our revolving credit and term loan agreements incorporate the use of SOFR as a replacement for LIBOR. Our 5-year credit facility maturing August 18, 2026, as amended to date, also incorporates SOFR. Additionally, with respect to our approximately $1.3 billion in LIBOR-based fixed to variable rate swaps maturing in 2025 and 2030, we reviewed and believe our adherence to the 2020 LIBOR fallback protocol will allow for a smooth transition to the designated replacement rate when that transition occurs.

On September 30, 2022, certain of our subsidiaries entered into a $1.0 billion credit agreement (Credit Agreement), consisting of a $400 million revolving credit facility and a $600 million term loan facility (Facilities), in anticipation of the separation of our filtration business. Borrowings under the Credit Agreement will not become available under the Credit Agreement unless and until, among other things, there is a sale to the public of shares in our subsidiary that holds the filtration business (Parent Borrower). The Credit Agreement will automatically terminate if no such public sale of shares of Parent Borrower occurs on or prior to March 30, 2023. Borrowings under the Credit Agreement would be available to Parent Borrower and one or more of its subsidiaries (Borrower). If borrowings become available under the Credit Agreement, the Facilities would mature on September 30, 2027.

Borrowings under the Credit Agreement would bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable Borrower’s election. Generally, U.S. dollar-denominated loans would bear interest at adjusted term SOFR (which includes a 0.10 percent credit spread adjustment to term SOFR) for the applicable interest period plus a rate ranging from 1.125 percent to 1.75 percent depending on Parent Borrower's net leverage ratio.

Supply Chain Financing

We currently have supply chain financing programs with financial intermediaries, which provide certain vendors the option to be paid by financial intermediaries earlier than the due date on the applicable invoice. When a vendor utilizes the program and receives an early payment from a financial intermediary, they take a discount on the invoice. We then pay the financial intermediary the face amount of the invoice on the regularly scheduled due date. The maximum amount that we may have outstanding under the program is $532 million. We do not reimburse vendors for any costs they incur for participation in the program and their participation is

completely voluntary. As a result, all amounts owed to the financial intermediaries are presented as accounts payable in our *Consolidated Balance Sheets*. Amounts due to the financial intermediaries reflected in accounts payable at December 31, 2022, were $331 million.

Uses of Cash

Acquisitions

Acquisitions for the year ended December 31, 2022, were as follows.

Entity Acquired (Dollars in millions)	Date of Acquisition	Additional Percent Interest Acquired	Payments to Former Owners	Acquisition Related Debt Retirements	Total Purchase Consideration[(1)]
Siemens Commercial Vehicles Propulsion (Siemens CVP)	**11/30/22**	**100%**	**$ 187**	**$ —**	**$ 187**
Meritor, Inc.	**08/03/22**	**100%**	**2,613**	**248**	**2,861**
Jacobs Vehicle Systems	**04/08/22**	**100%**	**345**	**—**	**345**
Westport JV	**02/07/22**	**50%**	**42**	**—**	**42**

See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

Dividends

Total dividends paid to common shareholders in 2022, 2021 and 2020 were $855 million, $809 million and $782 million, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meets quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2022, the Board authorized an increase to our quarterly dividend of approximately 8 percent from $1.45 per share to $1.57 per share. Cash dividends per share paid to common shareholders and the Board authorized increases for the last three years were as follows:

	Quarterly Dividends		
	2022	**2021**	**2020**
First quarter	**$ 1.45**	$ 1.35	$ 1.311
Second quarter	**1.45**	1.35	1.311
Third quarter	**1.57**	1.45	1.311
Fourth quarter	**1.57**	1.45	1.35
Total	**$ 6.04**	$ 5.60	$ 5.28

Stock Repurchases

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. For the year ended December 31, 2022, we made the following purchases under our stock repurchase program:

In millions (except per share amounts) For each quarter ended	Shares Purchased	Average Cost Per Share	Total Cost of Repurchases	Remaining Authorized Capacity [1]
March 31	1.6	$ 199.27	$ 311	$ 2,281
June 30	0.1	194.00	36	2,245
September 30	0.2	197.72	23	2,222
December 31	0.0 [2]	206.12	4	2,218
Total	1.9	198.74	$ 374	

[1] The remaining $218 million authorized capacity under the 2019 plan was calculated based on the cost to purchase the shares, but excludes commission expenses in accordance with the authorized plan.

[2] Shares purchased in the fourth quarter totaled 21,830.

We intend to repurchase outstanding shares from time to time during 2023 to enhance shareholder value.

Capital Expenditures

Capital expenditures were $916 million, $734 million and $528 million in 2022, 2021 and 2020, respectively. We continue to invest in new product lines and targeted capacity expansions. We plan to spend an estimated $1.2 billion to $1.3 billion in 2023 on capital expenditures with over 60 percent of these expenditures expected to be invested in North America.

Current Maturities of Short and Long-Term Debt

We had $2.6 billion of commercial paper outstanding at December 31, 2022, that matures in less than one year. The maturity schedule of our existing long-term debt requires significant cash outflows in 2023 when our 3.65 percent senior notes and 2025 when our term loan and 0.75 percent senior notes are due. Required annual long-term debt principal payments range from $44 million (2024) to $2.1 billion (2025) over the next five years. See NOTE 13, "DEBT," to the *Consolidated Financial Statements* for additional information.

Pensions

Our global pension plans, including our unfunded and non-qualified plans, were 120 percent funded at December 31, 2022. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 69 percent of the worldwide pension obligation, were 121 percent funded, and our U.K. defined benefit plans were 119 percent funded at December 31, 2022. The funded status of our pension plans is dependent upon a variety of variables and assumptions including return on invested assets, market interest rates and levels of voluntary contributions to the plans. In 2022, the investment loss on our U.S. pension trusts was 5.7 percent while our U.K. pension trusts' loss was 41.3 percent.

We sponsor funded and unfunded domestic and foreign defined benefit pension plans. Contributions to the U.S. and U.K. plans were as follows:

	Years ended December 31,		
In millions	2022	2021	2020
Defined benefit pension contributions	**$ 53**	$ 78	$ 92
Defined contribution pension plans	**110**	92	85

We anticipate making total contributions of approximately $106 million to our global defined benefit pension plans in 2023. Expected contributions to our defined benefit pension plans in 2023 will meet or exceed the current funding requirements.

Future Uses of Cash

A summary of our contractual obligations and other commercial commitments at December 31, 2022, are as follows:

Contractual Cash Obligations	**Payments Due by Period**	
In millions	**Current**	**Long-Term**
Long-term debt and finance lease obligations [1]	$ 765	$ 6,486
Operating leases [1]	145	412
Capital expenditures	547	—
Purchase commitments for inventory	1,024	2
Other purchase commitments	438	116
Transitional tax liability	43	185
Other postretirement benefits	22	136
International and other domestic letters of credit	60	50
Performance and excise bonds	27	80
Guarantees and other commitments	34	12
Total	$ 3,105	$ 7,479

[1] Includes principal payments and expected interest payments based on the terms of the obligations.

The contractual obligations reported above exclude our unrecognized tax benefits of $283 million as of December 31, 2022, which includes $104 million of current tax liabilities and $179 million of long-term deferred tax liabilities. We are not able to reasonably estimate the period in which cash outflows relating to uncertain tax contingencies could occur. See NOTE 5, "INCOME TAXES," to the *Consolidated Financial Statements* for additional information.

Redeemable Noncontrolling Interests

A 19 percent minority shareholder in one of our businesses, Hydrogenics Corporation (Hydrogenics), has, among other rights and subject to related obligations and restrictive covenants, rights that are exercisable between September 2022 and September 2026 to require us to (1) purchase such shareholder's shares (put option) at an amount up to the fair market value (calculated pursuant to a process outlined in the shareholders' agreement) and (2) sell to such shareholder Hydrogenics' electrolyzer business at an amount up to the fair market value of the electrolyzer business (calculated pursuant to a process outlined in the shareholders' agreement). We recorded the estimated fair value of the put option as redeemable noncontrolling interests in our *Consolidated Financial Statements* with an offset to additional paid-in capital. At December 31, 2022, the redeemable noncontrolling interest balance was $258 million.

Credit Ratings

Our rating and outlook from each of the credit rating agencies as of the date of filing are shown in the table below:

Credit Rating Agency [1]	**Long-Term Senior Debt Rating**	**Short-Term Debt Rating**	**Outlook**
Standard & Poor's Rating Services	A+	A1	Stable
Moody's Investors Service, Inc.	A2	P1	Stable

[1] Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating. In addition, we undertake no obligation to update disclosures concerning our credit ratings, whether as a result of new information, future events or otherwise.

Management's Assessment of Liquidity

Our financial condition and liquidity remain strong. Our solid balance sheet and credit ratings enable us to have ready access to credit and the capital markets. We assess our liquidity in terms of our ability to generate adequate cash to fund our operating, investing and financing activities. We believe our access to capital markets, our existing cash and marketable securities, operating cash flow and revolving credit facilities provide us with the financial flexibility needed to fund acquisitions, dividend payments, common stock repurchases, targeted capital expenditures, projected pension obligations, working capital and debt service obligations through 2023 and beyond. We continue to generate significant cash from operations and maintain access to our revolving credit facilities and commercial paper programs as noted above.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

A summary of our significant accounting policies is included in NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," of our *Consolidated Financial Statements* which discusses accounting policies that we selected from acceptable alternatives.

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the U.S. which often requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors they believe to be reasonable under the circumstances. In any given reporting period, our actual results may differ from the estimates and assumptions used in preparing our *Consolidated Financial Statements.*

Critical accounting estimates are defined as follows: the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate are reasonably likely to occur from period to period and the change would have a material impact on our financial condition or results of operations. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and the disclosures set forth below with the Audit Committee of the Board. We believe our critical accounting estimates include estimating liabilities for warranty programs, fair value of intangible assets, assessing goodwill impairments, accounting for income taxes and pension benefits.

Warranty Programs

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. As a result of the uncertainty surrounding the nature and frequency of product recall programs, the liability for such programs is recorded when we commit to a recall action or when a recall becomes probable and estimable, which generally occurs when management internally approves or commits to the action. Our warranty liability is generally affected by component failure rates, repair costs and the point of failure within the product life cycle. Future events and circumstances related to these factors could materially change our estimates and require adjustments to our liability. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend evident eight quarters after launch. We generally record warranty expense for new products upon shipment using a preceding product's warranty history and a multiplicative factor based upon preceding similar product experience and new product assessment until sufficient new product data is available for warranty estimation. We then use a blend of actual new product experience and preceding product historical experience for several subsequent quarters and new product specific experience thereafter. NOTE 14, "PRODUCT WARRANTY LIABILITY," to our *Consolidated Financial Statements* contains a summary of the activity in our warranty liability account for 2022, 2021 and 2020 including adjustments to pre-existing warranties.

Fair Value of Intangible Assets

We make strategic acquisitions that may have a material impact on our consolidated results of operations or financial position. We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The determination of the fair value of intangible assets, which represent a significant portion of the purchase price in many of our acquisitions can be complex and requires the use of significant judgment with regard to (i) the fair value and (ii) the period and the method by which the intangible asset will be amortized. We use information available to us to make fair value determinations and engage independent valuation specialists, when necessary, to assist in the fair value determination of significant acquired intangibles. We estimate the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses, which includes estimates of discount rates, revenue growth rates, earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA), royalty rates, customer attrition rates, customer renewal rates and technology obsolesce rates. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Although we believe the projections, assumptions and estimates made were reasonable and appropriate, these estimates require significant judgment by management, are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments subsequent to the measurement period are recorded to our consolidated statements of income. See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information about our recent business combinations.

Goodwill Impairment

We are required to make certain subjective and complex judgments in assessing whether a goodwill impairment event has occurred, including assumptions and estimates used to determine the fair value of our reporting units. We test for goodwill impairment at the reporting unit level and our reporting units are the operating segments or the components of operating segments that constitute businesses for which discrete financial information is available and is regularly reviewed by management.

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We elected this option on certain reporting units. The following events and circumstances are considered when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount:

- Macroeconomic conditions, such as a deterioration in general economic conditions, fluctuations in foreign exchange rates and/or other developments in equity and credit markets;
- Industry and market considerations, such as a deterioration in the environment in which an entity operates, material loss in market share and significant declines in product pricing;
- Cost factors, such as an increase in raw materials, labor or other costs;
- Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue;
- Other relevant entity-specific events, such as material changes in management or key personnel and
- Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets including acquisitions and dispositions.

The examples noted above are not all-inclusive, and we consider other relevant events and circumstances that affect the fair value of a reporting unit in determining whether to perform the quantitative goodwill impairment test.

Our goodwill recoverability assessment is based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasted future cash flows. In order to determine the valuation of our reporting units, we use either the market approach or the income approach using a discounted cash flow model. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships and available external information about future trends.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform a sensitivity analysis to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. We perform the required procedures as of the end of our fiscal third quarter.

After considering the results of the recent fair value valuations related to the Meritor acquisition, the capital markets environment, economic conditions, results of operations and other factors, we concluded that the fair value of all of our reporting units exceeded their carrying value as of September 30, 2022. However, given the recent acquisition of Meritor, when fair value equaled carrying value as of the acquisition date (August 3, 2022), there is a heightened risk of a future impairment to the extent its fair value changes in future periods.

Accounting for Income Taxes

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. At December 31, 2022, we recorded a net deferred tax liability of $24 million. The net deferred tax assets included $799 million for the value of net operating loss and credit carryforwards. A valuation allowance of $704 million was recorded to reduce the tax assets to the net value management believed was more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets.

In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 5, "INCOME TAXES," to our *Consolidated Financial Statements*.

Pension Benefits

We sponsor a number of pension plans globally, with the majority of assets in the U.S. and the U.K. In the U.S. and the U.K., we have major defined benefit plans that are separately funded. We account for our pension programs in accordance with employers' accounting for defined benefit pension plans, which requires that amounts recognized in financial statements be determined using an actuarial basis. As a result, our pension benefit programs are based on a number of statistical and judgmental assumptions that attempt to anticipate future events and are used in calculating the expense and liability related to our plans each year at December 31. These assumptions include discount rates used to value liabilities, assumed rates of return on plan assets, future compensation increases, inflation, employee turnover rates, actuarial assumptions relating to retirement age, mortality rates and participant withdrawals. The actuarial assumptions we use may differ significantly from actual results due to changing economic conditions, participant life span and withdrawal rates. These differences may result in a material impact to the amount of net periodic pension cost to be recorded in our *Consolidated Financial Statements* in the future.

The expected long-term return on plan assets is used in calculating the net periodic pension cost. We considered several factors in developing our expected rate of return on plan assets. The long-term rate of return considers historical returns and expected returns on current and projected asset allocations. Projected returns are based primarily on broad, publicly traded passive fixed income and equity indices and forward-looking estimates of the value added by active investment management. At December 31, 2022, based upon our target asset allocations, it is anticipated that our U.S. investment policy will generate an average annual return over the 30-year projection period equal to or in excess of 6.50 percent, including the additional positive returns expected from active investment management.

The one-year return for our U.S. plans was a 5.7 percent loss for 2022. Our U.S. plan assets averaged annualized returns of 6.58 percent over the prior ten years and resulted in approximately $166 million of actuarial losses in accumulated other comprehensive loss (AOCL) in the same period. Based on the historical returns and forward-looking return expectations for capital markets, as plan assets continue to be de-risked, consistent with our investment policy, we believe our investment return assumption of 7.00 percent in 2023 for U.S. pension assets is reasonable and attainable.

The methodology used to determine the rate of return on pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. At December 31, 2022, based upon our target asset allocations, it is anticipated that our U.K. investment policy will generate an average annual return over the 20-year projection period equal to or in excess of 4.01 percent. The one-year return for our U.K. plans was a 41.3 percent loss for 2022. The majority of the Cummins U.K. plan’s assets and certain Meritor U.K. plan’s assets are linked to the price of U.K. government gilts in order to hedge movements in the liabilities. U.K. government gilts fell approximately 40 percent during 2022 while our total U.K. pension assets fell by 41.3 percent as a result of the asset price declines over the same period. We generated average annualized returns of 2.76 percent over ten years, resulting in approximately $310 million of actuarial losses in AOCL. Our strategy with respect to our investments in pension plan assets is to be invested with a long-term outlook. Based on the historical returns and forward-looking

return expectations as the plan assets continue to be de-risked, we believe that an investment return assumption of 5.00 percent in 2023 for U.K. pension assets is reasonable and attainable.

Our target allocation for 2023 and pension plan asset allocations, excluding Meritor, at December 31, 2022 and 2021 are as follows:

	Cummins U.S. Plan			Cummins U.K. Plan		
	Target Allocation	Percentage of Plan Assets at December 31,		Target Allocation	Percentage of Plan Assets at December 31,	
Investment description	2023	2022	2021	2023	2022	2021
Liability matching	**72.0 %**	**70.0 %**	70.0 %	**65.0 %**	**48.0 %**	52.0 %
Risk seeking	**28.0 %**	**30.0 %**	30.0 %	**35.0 %**	**52.0 %**	48.0 %
Total	**100.0 %**	**100.0 %**	100.0 %	**100.0 %**	**100.0 %**	100.0 %

Meritor's investment policies in the U.S. and U.K. have historically targeted a well-diversified asset allocation strategy to promote asset growth while maintaining an acceptable level of risk over the long-term with a goal of minimizing company contributions. We are actively reviewing the plan investments and will pursue adjustments to the allocation when appropriate and necessary to align the assets more closely with our management's strategy and view of prudent and acceptable risk to the company, the plan and its funding goals. Target allocation for 2023 and pension plan asset allocation at December 31, 2022, for Meritor plans are as follows:

	Meritor U.S. Plan		Meritor U.K. Plan	
	Target Allocation	Percentage of Plan Assets at December 31,	Target Allocation	Percentage of Plan Assets at December 31,
Investment description	2023	2022	2023	2022
Liability matching	**— %**	**— %**	**35 %**	**70 %**
Risk seeking	**100 %**	**100 %**	**65 %**	**30 %**
Total	**100 %**	**100 %**	**100 %**	**100 %**

Due to the extreme market volatility in the U.K. during the fourth quarter of 2022, the Meritor U.K. plan rebalanced a significant portion of the plan into liability matching assets. The current investment policy and asset allocation targets for the U.K. plan are being actively reviewed to determine if any changes are appropriate.

The differences between the actual return on plan assets and expected long-term return on plan assets are recognized in the asset value used to calculate net periodic cost over five years. The table below sets forth our expected rate of return for 2023 and the expected return assumptions used to develop our pension cost for the period 2020-2022.

	Long-term Expected Return Assumptions			
	2023	2022	2021	2020
U.S. plans	**7.00 %**	**6.50 %**	6.25 %	6.25 %
U.K. plans	**5.00 %**	**4.01 %**	4.00 %	4.00 %

Pension accounting offers various acceptable alternatives to account for the differences that eventually arise between the estimates used in the actuarial valuations and the actual results. It is acceptable to delay or immediately recognize these differences. Under the delayed recognition alternative, changes in pension obligations (including those resulting from plan amendments) and changes in the value of assets set aside to meet those obligations are not recognized in net periodic pension cost as they occur but are recognized initially in AOCL and subsequently amortized as components of net periodic pension cost systematically and gradually over future periods. In addition to this approach, we may also adopt immediate recognition of actuarial gains or losses. Immediate recognition introduces volatility in financial results. We have chosen to delay recognition and amortize actuarial differences over future periods. If we adopted the immediate recognition approach, we would record a loss of $693 million ($525 million after-tax) from cumulative actuarial net losses for our U.S. and U.K. pension plans.

The difference between the expected return and the actual return on plan assets is deferred from recognition in our results of operations and under certain circumstances, such as when the difference exceeds 10 percent of the greater of the market value of plan assets or the projected benefit obligation, the difference is amortized over future years of service. This is also true of changes to actuarial assumptions. Under the delayed recognition alternative, the actuarial gains and losses are recognized and recorded in AOCL. As our losses related to the U.S. and U.K. pension plans exceed 10 percent of their respective plan assets, the excess is amortized over the average remaining service lives of participating employees. Net actuarial losses decreased our shareholders' equity by $129 million after-tax in 2022. The loss is primarily due to unfavorable asset returns, partially offset by higher discount rates in the U.S. and U.K.

The table below sets forth the net periodic pension (income) cost for the years ended December 31 and our expected cost for 2023.

In millions	2023	2022	2021	2020
Net periodic pension (income) cost	**$ (2)**	**$ 19**	$ 78	$ 102

We expect 2023 net periodic pension income to increase compared to 2022, primarily due to the full year benefit of the Meritor pension plans added during the acquisition and a higher estimated return on assets in the U.S. and U.K. The decrease in net periodic pension cost in 2022 compared to 2021 was primarily due to higher discount rates in the U.S. and U.K. and favorable actuarial experience in the U.S., partially offset by a lower expected rate of return in the U.K. The decrease in net periodic pension cost in 2021 compared to 2020 was due to favorable actuarial experience and investment returns, partially offset by lower discount rates in the U.S. and U.K.

The weighted-average discount rates used to develop our net periodic pension cost are set forth in the table below.

	Discount Rates			
	2023	2022	2021	2020
U.S. plans	**5.55 %**	**3.31 %**	2.62 %	3.36 %
U.K. plans	**4.99 %**	**2.26 %**	1.50 %	2.00 %

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. The guidelines for setting this rate suggest the use of a high-quality corporate bond rate. We used bond information provided by Moody's Investor Services, Inc. and Standard & Poor's Rating Services. All bonds used to develop our hypothetical portfolio in the U.S. and U.K. were deemed high-quality, non-callable bonds (Aa or better) at December 31, 2022, by at least one of the bond rating agencies.

Our model called for projected payments until near extinction for the U.S. and the U.K. For both countries, our model matches the present value of the plan's projected benefit payments to the market value of the theoretical settlement bond portfolio. A single equivalent discount rate is determined to align the present value of the required cash flow with the value of the bond portfolio. The resulting discount rate is reflective of both the current interest rate environment and the plan's distinct liability characteristics.

The table below sets forth the estimated impact on our 2023 net periodic pension income relative to a change in the discount rate and a change in the expected rate of return on plan assets.

In millions	Impact on Pension Income Increase/(Decrease)
Discount rate used to value liabilities	
0.25 percent increase	$ (1)
0.25 percent decrease	1
Expected rate of return on assets	
1 percent increase	(60)
1 percent decrease	60

The above sensitivities reflect the impact of changing one assumption at a time. A higher discount rate decreases the plan obligations and decreases our net periodic pension cost. A lower discount rate increases the plan obligations and increases our net periodic pension cost. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. NOTE 11, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to our *Consolidated Financial Statements* provides a summary of our pension benefit plan activity, the funded status of our plans and the amounts recognized in our *Consolidated Financial Statements*.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" *to our Consolidated Financial Statements* for additional information.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives), and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative

purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

We also enter into physical forward contracts with certain suppliers to purchase minimum volumes of commodities at contractually stated prices for various periods. These arrangements, as further described below, enable us to fix the prices of portions of our normal purchases of these commodities, which otherwise are subject to market volatility.

The following describes our risk exposures and provides the results of a sensitivity analysis performed at December 31, 2022. The sensitivity analysis assumes instantaneous, parallel shifts in foreign currency exchange rates and commodity prices. See NOTE 22, "DERIVATIVES," to our *Consolidated Financial Statements* for additional information.

Foreign Currency Exchange Rate Risk

As a result of our international business presence, we are exposed to foreign currency exchange rate risks. We transact business in foreign currencies and, as a result, our income experiences some volatility related to movements in foreign currency exchange rates. To help manage our exposure to exchange rate volatility, we use foreign currency forward contracts on a regular basis to hedge forecasted intercompany and third-party sales and purchases denominated in non-functional currencies. Our foreign currency cash flow hedges generally mature within two years. These foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges. For the years ended December 31, 2022 and 2021, there were no circumstances that resulted in the discontinuance of a foreign currency cash flow hedge.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges. Under the terms of our foreign exchange forwards, we agreed with third parties to sell British pounds in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. These forwards are utilized to hedge portions of our net investments denominated in the British pound against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

At December 31, 2022, the potential gain or loss in the fair value of our outstanding foreign currency contracts, assuming a hypothetical 10 percent fluctuation in the currencies of such contracts, would be approximately $9 million. The sensitivity analysis of the effects of changes in foreign currency exchange rates assumes the notional value to remain constant for the next 12 months. The analysis ignores the impact of foreign exchange movements on our competitive position and potential changes in sales levels. Any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps and interest rate locks. The objective of the swaps is to more effectively balance our borrowing costs and interest rate risk.

At any time, a change in interest rates could have an adverse impact on the fair value of our portfolios. Assuming a hypothetical adverse movement in interest rates of one percentage point, the combined value of our interest rate derivatives portfolios would be reduced by $7 million, as calculated as of December 31, 2022. However, this does not take into consideration an offset in the underlying hedged items. While these are our best estimates of the impact of the specified interest rate scenario, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous with parallel shifts in the yield curve.

Commodity Price Risk

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2022, realized and unrealized gains and losses related to these hedges were not material to our financial statements. We also enter into physical forward contracts, which qualify for the normal purchases scope exception and are treated as purchase commitments.

We also limit our exposure to commodity price risk by entering into purchasing arrangements to fix the price of certain volumes of platinum and palladium expected to be used in our products. We enter into physical forward contracts with suppliers of platinum and palladium to purchase some volumes of the commodities at contractually stated prices for various periods, generally less than two years. These arrangements enable us to fix the prices of a portion of our purchases of these commodities, which otherwise are subject to market volatility. Additional information on the physical forwards is included in NOTE 15, "COMMITMENTS AND CONTINGENCIES."

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management's Report on Financial Statements and Practices

The accompanying *Consolidated Financial Statements* of Cummins Inc. were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in the annual report is consistent with that in the financial statements.

Management also recognizes its responsibility for conducting our affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which we operate, within the Foreign Corrupt Practices Act and potentially conflicting interests of its employees. We maintain a systematic program to assess compliance with these policies.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we designed and implemented a structured and comprehensive compliance process to evaluate our internal control over financial reporting across the enterprise.

Management's Report on Internal Control Over Financial Reporting

The management of Cummins Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of our *Consolidated Financial Statements* for external purposes in accordance with accounting principles generally accepted in the United States of America.

On August 3, 2022, we completed the acquisition of Meritor. As part of our ongoing integration of the Meritor business, we are continuing to incorporate our controls and procedures into Meritor and to augment our company-wide controls to reflect the risks inherent in an acquisition of this type. As permitted by the Securities and Exchange Commission (SEC) staff guidance for newly acquired businesses, management’s assessment of the effectiveness of our internal control over financial reporting for the year ending December 31, 2022, excludes the acquired Meritor business in order for management to have sufficient time to evaluate and implement our internal control structure over the operations of the Meritor business. Meritor is a wholly-owned subsidiary whose total assets and total net sales represent approximately 12 percent and 7 percent of our consolidated financial statement amounts as of and for the year ended December 31, 2022.

Management assessed the effectiveness of our internal control over financial reporting and concluded it was effective as of December 31, 2022. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Officer Certifications

Please refer to Exhibits 31(a) and 31(b) attached to this report for certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

/s/ JENNIFER RUMSEY	/s/ MARK A. SMITH
President and Chief Executive Officer	*Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cummins Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cummins Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of net income, comprehensive income, changes in redeemable noncontrolling interests and equity, and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Meritor, Inc. (Meritor) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022. We have also excluded Meritor from our audit of internal control over financial reporting. Meritor is a wholly-owned subsidiary whose total assets and total net sales excluded from management's assessment and our audit of internal control over financial reporting represent approximately 12% and 7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding

prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Meritor - Valuation of Customer Relationships

As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of Meritor on August 3, 2022 for the total purchase price of $2.9 billion, including debt that was retired on the closing date of $248 million. Of the identifiable intangible assets acquired, management recognized customer relationships of $960 million. Management estimated the fair value of the customer relationships using the multi-period excess earnings method. Key assumptions used in the multi-period excess earnings method include projections of revenue and earnings or losses before interest expense, income taxes, depreciation and amortization and non-controlling interests (EBITDA), discount rate, customer attrition rates, and customer renewal rates.

The principal considerations for our determination that performing procedures relating to the valuation of the customer relationships acquired in the acquisition of Meritor is a critical audit matter are (i) the significant judgment by management when determining the fair value estimate of the customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of EBITDA; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of the customer relationships acquired, including controls over the determination of the significant assumptions related to projections of EBITDA. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management's process for determining the fair value estimate of the customer relationships acquired. This included evaluating the appropriateness of the multi-period excess earnings method, testing the completeness and accuracy of underlying data used in the multi-period excess earnings method, and evaluating the reasonableness of the significant assumptions used by management related to projections of EBITDA. Evaluating management's significant assumptions related to projections of EBITDA involved considering (i) the past performance of Meritor and (ii) the consistency with economic and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company's multi-period excess earnings method.

Base Product Warranty Liability

As described in Notes 1 and 14 to the consolidated financial statements, management estimates and records a liability for base product warranty programs at the time products are sold. As of December 31, 2022, the total accrued liability for product warranty programs was $1,470 million. The estimate for one of the base product warranty programs is based on historical experience and reflects management's best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. Management's estimate of the base product warranty liability is generally affected by component failure rates, repair costs, and the point of failure within the product life cycle.

The principal considerations for our determination that performing procedures relating to the base product warranty liability is a critical audit matter are (i) the significant judgment by management when determining the estimate for the base product warranty liability and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating management's significant assumptions related to component failure rates, repair costs, and the point of failure within the product life cycle.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate for the base product warranty liability, including controls related to the determination of the significant assumptions related to component failure rates, repair costs, and the point of failure within the product life cycle. These procedures also included, among others, testing management's process for determining the estimate for the base product warranty liability. This included evaluating the appropriateness of the method used by management, testing the completeness and accuracy of underlying data used in the warranty

estimate, and evaluating the reasonableness of the significant assumptions used by management related to component failure rates, repair costs, and the point of failure within the product life cycle. Evaluating management's significant assumptions related to component failure rates, repair costs, and the point of failure within the product life cycle involved considering the historical product experience of the Company.

/s/PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 14, 2023

We have served as the Company's auditor since 2002.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET INCOME

In millions, except per share amounts	Years ended December 31, 2022	2021	2020
NET SALES (Note 3)	**$ 28,074**	$ 24,021	$ 19,811
Cost of sales	**21,355**	18,326	14,917
GROSS MARGIN	**6,719**	5,695	4,894
OPERATING EXPENSES AND INCOME			
Selling, general and administrative expenses	**2,687**	2,374	2,125
Research, development and engineering expenses	**1,278**	1,090	906
Equity, royalty and interest income from investees (Notes 4 and 23)	**349**	506	452
Other operating expense, net (Note 23)	**174**	31	46
OPERATING INCOME	**2,929**	2,706	2,269
Interest expense (Note 13)	**199**	111	100
Other income, net	**89**	156	169
INCOME BEFORE INCOME TAXES	**2,819**	2,751	2,338
Income tax expense (Note 5)	**636**	587	527
CONSOLIDATED NET INCOME	**2,183**	2,164	1,811
Less: Net income attributable to noncontrolling interests	**32**	33	22
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	**$ 2,151**	$ 2,131	$ 1,789
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC. (Note 21)			
Basic	**$ 15.20**	$ 14.74	$ 12.07
Diluted	**$ 15.12**	$ 14.61	$ 12.01

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions	Years ended December 31, 2022	2021	2020
CONSOLIDATED NET INCOME	**$ 2,183**	$ 2,164	$ 1,811
Other comprehensive income (loss), net of tax (Note 18)			
Change in pension and other postretirement defined benefit plans	**(81)**	389	(1)
Foreign currency translation adjustments	**(384)**	(9)	71
Unrealized gain (loss) on derivatives	**106**	26	(34)
Total other comprehensive (loss) income, net of tax	**(359)**	406	36
COMPREHENSIVE INCOME	**1,824**	2,570	1,847
Less: Comprehensive (loss) income attributable to noncontrolling interests	**(8)**	28	12
COMPREHENSIVE INCOME ATTRIBUTABLE TO CUMMINS INC.	**$ 1,832**	$ 2,542	$ 1,835

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In millions, except par value	December 31, 2022	December 31, 2021
ASSETS		
Current assets		
Cash and cash equivalents	**$ 2,101**	$ 2,592
Marketable securities (Note 6)	**472**	595
Total cash, cash equivalents and marketable securities	**2,573**	3,187
Accounts and notes receivable, net		
Trade and other	**4,826**	3,565
Nonconsolidated equity investees	**376**	425
Inventories (Note 7)	**5,603**	4,355
Prepaid expenses and other current assets	**1,073**	777
Total current assets	**14,451**	12,309
Long-term assets		
Property, plant and equipment, net (Note 8)	**5,521**	4,422
Investments and advances related to equity method investees (Note 4)	**1,759**	1,538
Goodwill (Note 10)	**2,343**	1,287
Other intangible assets, net (Note 10)	**2,687**	900
Pension assets (Note 11)	**1,398**	1,488
Other assets (Note 12)	**2,140**	1,766
Total assets	**$ 30,299**	$ 23,710
LIABILITIES		
Current liabilities		
Accounts payable (principally trade)	**$ 4,252**	$ 3,021
Loans payable (Note 13)	**210**	208
Commercial paper (Note 13)	**2,574**	313
Current maturities of long-term debt (Note 13)	**573**	59
Accrued compensation, benefits and retirement costs	**617**	683
Current portion of accrued product warranty (Note 14)	**726**	755
Current portion of deferred revenue (Note 3)	**1,004**	855
Other accrued expenses (Note 12)	**1,465**	1,190
Total current liabilities	**11,421**	7,084
Long-term liabilities		
Long-term debt (Note 13)	**4,498**	3,579
Deferred revenue (Note 3)	**844**	850
Other liabilities (Note 12)	**3,311**	2,796
Total liabilities	**$ 20,074**	$ 14,309
Commitments and contingencies (Note 15)		
Redeemable noncontrolling interests (Notes 1 and 16)	**$ 258**	$ 366
EQUITY		
Cummins Inc. shareholders' equity (Note 17)		
Common stock, $2.50 par value, 500 shares authorized, 222.5 and 222.5 shares issued	**$ 2,243**	$ 2,099
Retained earnings	**18,037**	16,741
Treasury stock, at cost, 81.2 and 80.0 shares	**(9,415)**	(9,123)
Accumulated other comprehensive loss (Note 18)	**(1,890)**	(1,571)
Total Cummins Inc. shareholders' equity	**8,975**	8,146
Noncontrolling interests (Note 19)	**992**	889
Total equity	**$ 9,967**	$ 9,035
Total liabilities, redeemable noncontrolling interests and equity	**$ 30,299**	$ 23,710

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	Years ended December 31, 2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Consolidated net income	**$ 2,183**	$ 2,164	$ 1,811
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Depreciation and amortization	**784**	662	673
Deferred income taxes (Note 5)	**(274)**	7	7
Equity in income of investees, net of dividends	**64**	(83)	(105)
Pension and OPEB expense (Note 11)	**24**	83	108
Pension contributions and OPEB payments (Note 11)	**(85)**	(102)	(121)
Russian suspension costs, net of recoveries (Note 23)	**111**	—	—
Restructuring payments	**—**	(1)	(110)
Loss (gain) on corporate owned life insurance	**102**	—	(57)
Foreign currency remeasurement and transaction exposure	**(27)**	37	2
Changes in current assets and liabilities, net of acquisitions			
Accounts and notes receivable	**(697)**	(174)	(51)
Inventories	**(567)**	(945)	46
Other current assets	**(109)**	2	(39)
Accounts payable	**538**	217	288
Accrued expenses	**(170)**	541	121
Changes in other liabilities	**(1)**	(6)	189
Other, net	**86**	(146)	(40)
Net cash provided by operating activities	**1,962**	2,256	2,722
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(916)**	(734)	(528)
Acquisitions of businesses, net of cash acquired (Note 2)	**(3,191)**	—	—
Investments in marketable securities—acquisitions	**(1,073)**	(806)	(593)
Investments in marketable securities—liquidations (Note 6)	**1,151**	673	469
Other, net	**(143)**	(6)	(67)
Net cash used in investing activities	**(4,172)**	(873)	(719)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings (Note 13)	**2,103**	79	2,014
Net borrowings (payments) of commercial paper (Note 13)	**2,261**	(10)	(337)
Payments on borrowings and finance lease obligations	**(1,550)**	(73)	(73)
Dividend payments on common stock (Note 17)	**(855)**	(809)	(782)
Repurchases of common stock (Note 17)	**(374)**	(1,402)	(641)
Other, net	**84**	(12)	99
Net cash provided by (used in) financing activities	**1,669**	(2,227)	280
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**50**	35	(11)
Net (decrease) increase in cash and cash equivalents	**(491)**	(809)	2,272
Cash and cash equivalents at beginning of year	**2,592**	3,401	1,129
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 2,101**	$ 2,592	$ 3,401

The accompanying notes are an integral part of our Consolidated Financial Statements.

CUMMINS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

In millions	Redeemable Noncontrolling Interests	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Common Stock Held in Trust	Accumulated Other Comprehensive Loss	Total Cummins Inc. Shareholders' Equity	Noncontrolling Interests	Total Equity
BALANCE AT DECEMBER 31, 2019	$ 58	$ 556	$ 1,790	$ 14,416	$ (7,225)	$ (2)	$ (2,028)	$ 7,507	$ 900	$ 8,407
Adoption of new accounting standards				(4)				(4)	—	(4)
Net income	(4)			1,789				1,789	26	1,815
Other comprehensive income (loss), net of tax (Note 18)							46	46	(10)	36
Issuance of common stock			10					10	—	10
Employee benefits trust activity			32			2		34	—	34
Repurchases of common stock (Note 17)					(641)			(641)	—	(641)
Cash dividends on common stock (Note 17)				(782)				(782)	—	(782)
Distributions to noncontrolling interests								—	(26)	(26)
Share-based awards			1		87			88	—	88
Fair value adjustment of redeemable noncontrolling interests	231		(231)					(231)	—	(231)
Other shareholder transactions	(3)		15					15	(14)	1
BALANCE AT DECEMBER 31, 2020	$ 282	$ 556	$ 1,617	$ 15,419	$ (7,779)	$ —	$ (1,982)	$ 7,831	$ 876	$ 8,707
Net income	(13)			2,131				2,131	46	2,177
Other comprehensive income (loss), net of tax (Note 18)							411	411	(5)	406
Issuance of common stock			1					1	—	1
Repurchases of common stock (Note 17)					(1,402)			(1,402)	—	(1,402)
Cash dividends on common stock (Note 17)				(809)				(809)	—	(809)
Distributions to noncontrolling interests								—	(28)	(28)
Share-based awards			1		55			56	—	56
Fair value adjustment of redeemable noncontrolling interests	97		(97)					(97)	—	(97)
Other shareholder transactions			21		3			24	—	24
BALANCE AT DECEMBER 31, 2021	$ 366	$ 556	$ 1,543	$ 16,741	$ (9,123)	$ —	$ (1,571)	$ 8,146	$ 889	$ 9,035
Net income	**(24)**			**2,151**				**2,151**	**56**	**2,207**
Other comprehensive loss, net of tax (Note 18)							**(319)**	**(319)**	**(40)**	**(359)**
Issuance of common stock			**8**					**8**	—	**8**
Repurchases of common stock (Note 17)					**(374)**			**(374)**	—	**(374)**
Cash dividends on common stock (Note 17)				**(855)**				**(855)**	—	**(855)**
Distributions to noncontrolling interests								—	**(38)**	**(38)**
Share-based awards			**3**		**77**			**80**	—	**80**
Acquisition of business (Note 2)								—	**111**	**111**
Fair value adjustment of redeemable noncontrolling interests	**(104)**		**104**					**104**	—	**104**
Other shareholder transactions	**20**		**29**		**5**			**34**	**14**	**48**
BALANCE AT DECEMBER 31, 2022	**$ 258**	**$ 556**	**$ 1,687**	**$ 18,037**	**$ (9,415)**	**$ —**	**$ (1,890)**	**$ 8,975**	**$ 992**	**$ 9,967**

The accompanying notes are an integral part of our Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, electric powertrains, hydrogen production and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 460 wholly-owned, joint venture and independent distributor locations and more than 10,000 Cummins certified dealer locations in approximately 190 countries and territories.

Meritor Acquisition

On August 3, 2022, we completed the acquisition of Meritor, Inc. (Meritor) with a purchase price of $2.9 billion (including debt repaid concurrent with the acquisition). Our consolidated results and segment results include Meritor's activity since the date of acquisition. Meritor was split into the newly formed axles and brakes business and electric powertrain. The results for the axles and brakes business are included in our Components segment while the electric powertrain portion is included in our New Power segment. See NOTE 2, "ACQUISITIONS," for additional information.

Reporting Period

Beginning in 2022, we transitioned to a Gregorian calendar with our reporting period ending on the last day of the quarterly calendar period. In 2021 and prior, our reporting period ended on the Sunday closest to the last day of the quarterly calendar period. Our fiscal year ends on December 31, regardless of the day of the week on which December 31 falls.

Principles of Consolidation

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). All intercompany balances and transactions are eliminated in consolidation.

We include the accounts of all wholly-owned and majority-owned domestic and foreign subsidiaries where our ownership is more than 50 percent of outstanding equity interests except for majority-owned subsidiaries that are considered variable interest entities (VIEs) where we are not deemed to have a controlling financial interest. In addition, we also consolidate, regardless of our ownership percentage, VIEs or joint ventures for which we are deemed to have a controlling financial interest. We have variable interests in several businesses accounted for under the equity method of accounting, however most of these VIEs are unconsolidated.

For consolidated entities where our ownership interest is less than 100 percent, the noncontrolling ownership interests are reported in our *Consolidated Balance Sheets*. The noncontrolling ownership interest in our income, net of tax, is classified as "Net income attributable to noncontrolling interests" in our *Consolidated Statements of Net Income*.

Reclassifications

Certain amounts for 2021 and 2020 were reclassified to conform to the current year presentation.

Revisions

During the third quarter of 2022, we determined that a put right held by a minority shareholder in one of our subsidiaries, which became exercisable in September 2022, was incorrectly classified as noncontrolling interests (NCI) as opposed to mezzanine equity in our *Consolidated Balance Sheets*. Because the put right was exercisable at fair value (as defined in the governing documents of the subsidiary), the NCI should have also been reflected at fair value at each balance sheet date with an offset to additional paid-in-capital (APIC). As a result, we have revised our historical financial statements to reflect the NCI at its estimated fair value as redeemable noncontrolling interests in our *Consolidated Balance Sheets* with a corresponding offset in NCI and APIC. This error did not impact our *Consolidated Statements of Net Income*, *Consolidated Statements of Comprehensive Income* or *Consolidated Statements of Cash Flows* for any period. The amounts reclassified from NCI and revisions to APIC were as follows:

In millions	Noncontrolling Interests	Additional Paid-in Capital	Total Correction to Mezzanine Equity
December 31, 2019	$ 58	$ —	$ 58
December 31, 2020	51	231	282
December 31, 2021	38	328	366
March 31, 2022	34	358	392
June 30, 2022	27	199	226

See NOTE 16, "REDEEMABLE NONCONTROLLING INTERESTS," for further information regarding the put right. We have concluded the correction of this error does not have a material impact to our previously issued annual and interim consolidated financial statements.

Investments in Equity Investees

We use the equity method to account for our investments in joint ventures, affiliated companies and alliances in which we have the ability to exercise significant influence, generally represented by equity ownership or partnership equity of at least 20 percent but not more than 50 percent. Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses after the date of acquisition. Investment amounts in excess of our share of an investee's net assets are amortized over the life of the related asset creating the excess, except goodwill which is not amortized. Equity in income or losses of each investee is recorded according to our level of ownership; if losses accumulate, we record our share of losses until our investment has been fully depleted. If our investment has been fully depleted, we recognize additional losses only when we are the primary funding source. We eliminate (to the extent of our ownership percentage) in our *Consolidated Financial Statements* the profit in inventory held by our equity method investees that has not yet been sold to a third-party. Dividends received from equity method investees reduce the amount of our investment when received and do not impact our earnings. Our investments are classified as Investments and advances related to equity method investees in our *Consolidated Balance Sheets.* Our share of the results from joint ventures, affiliated companies and alliances is reported in our *Consolidated Statements of Net Income* as Equity, royalty and interest income from investees, and is reported net of all applicable income taxes.

Our share of the results from our foreign equity investees are presented net of applicable foreign income taxes in our *Consolidated Statements of Net Income*. Our remaining U.S. equity investees are partnerships (non-taxable), thus there is no difference between gross or net of tax presentation as the investees are not taxed. See NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," for additional information.

Use of Estimates in the Preparation of the Financial Statements

Preparation of financial statements requires management to make estimates and assumptions that affect reported amounts presented and disclosed in our *Consolidated Financial Statements*. Significant estimates and assumptions in these *Consolidated Financial Statements* require the exercise of judgement and are used for, but not limited to, estimates of future cash flows and other assumptions associated with the valuation of intangible assets and goodwill and long-lived asset impairment tests, useful lives for depreciation and amortization, warranty programs, determination of discount rate and other assumptions for pensions and other postretirement benefit obligations and related costs, income taxes, deferred tax valuation allowances, contingencies and allowances for doubtful accounts. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Current supply chain disruptions and related future financial impacts cannot be estimated at this time. This uncertainty could have an impact on certain estimates used in the preparation of our 2022 financial results.

Revenue From Contracts with Customers

Revenue Recognition Sales of Products

We sell to customers either through long-term arrangements or standalone purchase orders. Our long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Our performance obligations vary by contract, but may include diesel and natural gas engines and engine-related component products, including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, engine braking, cylinder deactivation and start and stop thermal management technologies, drivetrain systems and components including axles, drivelines, braking and suspension systems, electric power generation systems and construction related projects, batteries, electrified power systems, hydrogen production and fuel cell products, parts, maintenance services and extended warranty coverage.

Typically, we recognize revenue on the products we sell at a point in time, generally in accordance with shipping terms, which reflects the transfer of control to the customer. Since control of construction projects transfer to the customer as the work is performed, revenue on these projects is recognized based on the percentage of inputs incurred to date compared to the total expected cost of inputs, which is reflective of the value transferred to the customer. Revenue is recognized under long-term maintenance and other service agreements over the term of the agreement as underlying services are performed based on the percentage of the cost of services provided to date compared to the total expected cost of services to be provided under the contract. Sales of extended coverage are recognized based on the pattern of expected costs over the extended coverage period or, if such a pattern is unknown, on a straight-line basis over the coverage period as the customer is considered to benefit from our stand ready obligation over the coverage period. In all cases, we believe cost incurred is the most representative depiction of the extent of service performed to date on a particular contract.

Our arrangements may include the act of shipping products to our customers after the performance obligation related to that product has been satisfied. We have elected to account for shipping and handling as activities to fulfill the promise to transfer goods and have not allocated revenue to the shipping activity. All related shipping and handling costs are accrued at the time the related performance obligation is satisfied.

Our sales arrangements may include the collection of sales and other similar taxes that are then remitted to the related taxing authority. We have elected to present the amounts collected for these taxes net of the related tax expense rather than presenting them as additional revenue.

We grant credit limits and terms to customers based upon traditional practices and competitive conditions. Typical terms vary by market, but payments are generally due in 90 days or less from invoicing for most of our product and service sales, while payments on construction and other similar arrangements may be due on an installment basis.

For contracts where the time between cash collection and performance is less than one year, we have elected to use the practical expedient that allows us to ignore the possible existence of a significant financing component within the contract. For contracts where this time period exceeds one year, generally the timing difference is the result of business concerns other than financing. We do have a limited amount of customer financing for which we charge or impute interest, but such amounts are immaterial to our *Consolidated Statements of Net Income.*

Sales Incentives

We provide various sales incentives to both our distribution network and OEM customers. These programs are designed to promote the sale of our products in the channel or encourage the usage of our products by OEM customers. When there is uncertainty surrounding these sales incentives, we may limit the amount of revenue we recognize under a contract until the uncertainty has been resolved. Sales incentives primarily fall into three categories:

- Volume rebates;
- Market share rebates; and
- Aftermarket rebates.

For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year. We consider the expected amount of these rebates at the time of the original sale as we determine the overall transaction price. We update our assessment of the amount of rebates that will be earned quarterly based on our best estimate of the volume levels the customer will reach during the measurement period. For market share rebates, we provide certain customers with rebate opportunities based on the percentage of their production that utilizes our product. These rebates are typically measured either quarterly or annually and we assess them at least quarterly to determine our current estimates of amounts expected to be earned. These estimates are considered in the determination of transaction price at the time of the original sale based on the current market shares, with adjustments made as the level changes. For aftermarket rebates, we provide incentives to promote sales to certain dealers and end-markets. These rebates are typically paid on a quarterly, or more frequent basis. At the time of the sales, we consider the expected

amount of these rebates when determining the overall transaction price. Estimates are adjusted at the end of each quarter based on the amounts yet to be paid. These estimates are based on historical experience with the particular program.

Sales Returns

The initial determination of the transaction price may also be impacted by expected product returns. Rights of return do not exist for the majority of our sales other than for quality issues. We do offer certain return rights in our aftermarket business, where some aftermarket customers are permitted to return small amounts of parts and filters each year, and in our power generation business, which sells portable generators to retail customers. An estimate of future returns is accounted for at the time of sale as a reduction in the overall contract transaction price based on historical return rates.

Multiple Performance Obligations

Our sales arrangements may include multiple performance obligations. We identify each of the material performance obligations in these arrangements and allocate the total transaction price to each performance obligation based on its relative selling price. In most cases, the individual performance obligations are also sold separately and we use that price as the basis for allocating revenue to the included performance obligations. When an arrangement includes multiple performance obligations and invoicing to the customer does not match the allocated portion of the transaction price, unbilled revenue or deferred revenue is recorded reflecting that difference. Unbilled and deferred revenue are discussed in more detail below.

Long-term Contracts

Our long-term maintenance agreements often include a variable component of the transaction price. We are generally compensated under such arrangements on a cost per hour of usage basis. We typically can estimate the expected usage over the life of the contract, but reassess the transaction price each quarter and adjust our recognized revenue accordingly. Certain maintenance agreements apply to generators used to provide standby power, which have limited expectations of usage. These agreements may include monthly minimum payments, providing some certainty to the total transaction price. For these particular contracts that relate to standby power, we limit revenue recognized to date to an amount representing the total minimums earned to date under the contract plus any cumulative billings earned in excess of the minimums. We reassess the estimates of progress and transaction price on a quarterly basis. For prime power arrangements, revenue is not subject to such a constraint and is generally equal to the current estimate on a percentage of completion basis times the total expected revenue under the contract.

Deferred Revenue

The timing of our billing does not always match the timing of our revenue recognition. We record deferred revenue when we are entitled to bill a customer in advance of when we are permitted to recognize revenue. Deferred revenue may arise in construction and other power generation system contracts, where billings may occur in advance of performance or in accordance with specific milestones. Deferred revenue may also occur in long-term maintenance contracts, where billings are often based on usage of the underlying equipment, which generally follows a predictable pattern that often will result in the accumulation of collections in advance of our performance of the related maintenance services. Finally, deferred revenue exists in our extended coverage contracts, where the cash is collected prior to the commencement of the coverage period. Deferred revenue is included in our *Consolidated Balance Sheets* as a component of current liabilities for the amount expected to be recognized in revenue in a period of less than one year and long-term liabilities for the amount expected to be recognized as revenue in a period beyond one year. Deferred revenue is recognized as revenue when control of the underlying product, project or service passes to the customer under the related contract.

Unbilled Revenue

We recognize unbilled revenue when the revenue has been earned, but not yet billed. Unbilled revenue is included in our *Consolidated Balance Sheets* as a component of current assets for those expected to be collected in a period of less than one year and long-term assets for those expected to be collected in a period beyond one year. Unbilled revenue relates to our right to consideration for our completed performance under a contract. Unbilled revenue generally arises from contractual provisions that delay a portion of the billings on genset deliveries until commissioning occurs. Unbilled revenue may also occur when billings trail the provision of service in construction and long-term maintenance contracts. Our unbilled revenue is assessed for collection risks at the time the amounts are initially recorded. This estimate of expected losses reflects those losses expected to occur over the contractual life of the unbilled amount through the time of collection. We did not record any impairment losses on our unbilled revenues during the years ended December 31, 2022, 2021 and 2020.

Contract Costs

We are required to record an asset for the incremental costs of obtaining a contract with a customer and other costs to fulfill a contract not otherwise required to be immediately expensed when we expect to recover those costs. The only material incremental cost we incur is commission expense, which is generally incurred in the same period as the underlying revenue. Costs to fulfill a contract are generally limited to customer-specific engineering expenses that do not meet the definition of research and development expenses. As

a practical expedient, we have elected to recognize these costs of obtaining a contract as an expense when the related contract period is less than one year. When the period exceeds one year, this asset is amortized over the life of the contract. We did not have any material capitalized balances at December 31, 2022 or 2021.

Extended Warranty

We sell extended warranty coverage on most of our engines and on certain components. We consider a warranty to be extended coverage in any of the following situations:

- When a warranty is sold separately or is optional (extended coverage contracts, for example) or
- When a warranty provides additional services.

The consideration collected is initially deferred and is recognized as revenue in proportion to the costs expected to be incurred in performing services over the contract period. We compare the remaining deferred revenue balance quarterly to the estimated amount of future claims under extended warranty programs and provide an additional accrual when the deferred revenue balance is less than expected future costs.

Foreign Currency Transactions and Translation

We translate assets and liabilities of foreign entities to U.S. dollars, where the local currency is the functional currency, at month-end exchange rates. We translate income and expenses to U.S. dollars using weighted-average exchange rates. We record adjustments resulting from translation in a separate component of accumulated other comprehensive loss (AOCL) and include the adjustments in net income only upon sale, loss of controlling financial interest or liquidation of the underlying foreign investment.

Foreign currency transaction gains and losses are included in current net income. For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies when applicable, we remeasure non-monetary balances and the related income statement amounts using historical exchange rates. We include the resulting gains and losses in income, including the effect of derivatives in our *Consolidated Statements of Net Income*, which combined with transaction gains and losses amounted to a net loss of $8 million and a net gain of $2 million and $4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Fair Value Measurements

A three-level valuation hierarchy, based upon the observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets;
- Level 2 - Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable; and
- Level 3 - Instruments whose significant inputs are *unobservable*.

Derivative Instruments

We make use of derivative instruments in foreign exchange, commodity price and interest rate hedging programs. Derivatives currently in use are foreign currency forward contracts, commodity swap and interest rate swaps and locks. These contracts are used strictly for hedging and not for speculative purposes.

Due to our international business presence, we are exposed to foreign currency exchange risk. We transact in foreign currencies and have assets, liabilities and investments in subsidiaries denominated in foreign currencies. Consequently, our income experiences some volatility related to movements in foreign currency exchange rates. In order to benefit from global diversification and after considering naturally offsetting currency positions, we enter into foreign currency forward contracts to minimize our existing exposures (recognized assets and liabilities) and hedge forecasted transactions. Foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges. The unrealized gain or loss on the forward contract is deferred and reported as a component of AOCL. When the hedged forecasted transaction (sale or purchase) occurs, the unrealized gain or loss is reclassified into income in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects income. At December 31, 2022 and 2021, realized and unrealized gains and losses related to these hedges were not material to our financial statements.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges. These forwards are utilized to hedge portions of our net investments against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2022, realized and unrealized gains and losses related to these hedges were not material to our financial statements. We also enter into physical forward contracts, which qualify for the normal purchases scope exception and are treated as purchase commitments. Additional information on the physical forwards is included in NOTE 15, "COMMITMENTS AND CONTINGENCIES."

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps and locks. The objective is to more effectively balance our borrowing costs and interest rate risk for current and future exposure. The gain or loss on the swaps as well as the offsetting gain or loss on the hedged item are recognized in current income as interest expense. The gain or loss on the locks is deferred and reported as a component of AOCL. For more detail on our interest rate swaps, see NOTE 22, "DERIVATIVES."

We record all derivatives at fair value in our financial statements. Cash flows related to derivatives that are designated as hedges are classified in the same manner as the item being hedged, while cash flows related to derivatives that are not designated as hedges are included in cash flows from investing activities in our *Consolidated Statements of Cash Flows*.

Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event. When material, we adjust the value of our derivative contracts for counter-party or our credit risk. None of our derivative instruments are subject to collateral requirements.

Income Tax Accounting

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. A valuation allowance is recorded to reduce the tax assets to the net value management believes is more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets. In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 5, "INCOME TAXES."

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less at the time of purchase. The carrying amounts reflected in our *Consolidated Balance Sheets* for cash and cash equivalents approximate fair value due to the short-term maturity of these investments.

Cash payments for income taxes and interest were as follows:

In millions	Years ended December 31, 2022	2021	2020
Cash payments for income taxes, net of refunds	**$ 903**	$ 521	$ 432
Cash payments for interest, net of capitalized interest	**184**	111	88

Marketable Securities

Debt securities are classified as "held-to-maturity," "available-for-sale" or "trading." We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such classifications at each balance sheet date. At December 31, 2022 and 2021, all of our debt securities were classified as available-for-sale. Debt and equity securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income and other income, respectively. For debt securities, unrealized losses considered to be "other-than-temporary" are recognized currently in other income. The cost of securities sold is based on the specific identification method. The fair value of most investment securities is determined by currently available market prices. Where quoted market prices are not available, we use the market price of similar types of securities that are traded in the market to estimate fair value. See NOTE 6, "MARKETABLE SECURITIES," for a detailed description of our investments in marketable securities.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable represent amounts billed to customers and not yet collected or amounts that were earned, but may not be billed until the passage of time, and are recorded when the right to consideration becomes unconditional. Trade accounts receivable are recorded at the invoiced amount, which approximates net realizable value, and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of expected credit losses in our existing accounts receivable. We determine the allowance based on our historical collection experience and by performing an analysis of our accounts receivable in light of the current economic environment. This estimate of expected losses reflects those losses expected to occur over the contractual life of the receivable. We review our allowance for doubtful accounts on a regular basis. In addition, when necessary, we provide an allowance for the full amount of specific accounts deemed to be uncollectible. Account balances are charged off against the allowance in the period in which we determine that it is probable the receivable will not be recovered. The allowance for doubtful accounts balances were $78 million and $33 million at December 31, 2022, and 2021, respectively, and bad debt write-offs were not material.

Inventories

Our inventories are stated at the lower of cost or net realizable value. For the years ended December 31, 2022 and 2021, approximately 14 percent and 15 percent, respectively, of our consolidated inventories (primarily heavy-duty and high-horsepower engines and parts) were valued using the last-in, first-out (LIFO) cost method. The cost of other inventories is generally valued using the first-in, first-out (FIFO) cost method. Our inventories at interim and year-end reporting dates include estimates for adjustments related to annual physical inventory results and for inventory cost changes under the LIFO cost method. Due to significant movements of partially-manufactured components and parts between manufacturing plants, we do not internally measure, nor do our accounting systems provide, a meaningful segregation between raw materials and work-in-process. See NOTE 7, "INVENTORIES," for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost, inclusive of assets under finance leases. We depreciate the cost of the majority of our property, plant and equipment using the straight-line method with depreciable lives ranging from 20 to 40 years for buildings and 3 to 15 years for machinery, equipment and fixtures. Finance lease asset amortization is recorded in depreciation expense. We expense normal maintenance and repair costs as incurred. Depreciation expense totaled $557 million, $514 million and $504 million for the years ended December 31, 2022, 2021 and 2020, respectively. See NOTE 8, "PROPERTY, PLANT AND EQUIPMENT" and NOTE 9, "LEASES," for additional information.

Impairment of Long-Lived Assets

We review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. We assess the recoverability of the carrying value of the long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment of a long-lived asset or asset group exists when the expected future pre-tax cash flows (undiscounted and without interest charges) estimated to be generated by the asset or asset group is less than its carrying value. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between the estimated fair value and carrying value of the asset or asset group. Assumptions and estimates used to estimate cash flows in the evaluation of impairment and the fair values used to determine the impairment are subject to a degree of judgment and complexity. Any changes to the assumptions and estimates resulting

from changes in actual results or market conditions from those anticipated may affect the carrying value of long-lived assets and could result in a future impairment charge.

Leases

We determine if an arrangement contains a lease in whole or in part at the inception of the contract. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term while lease liabilities represent our obligation to make lease payments arising from the lease. All leases greater than 12 months result in the recognition of a ROU asset and a liability at the lease commencement date based on the present value of the lease payments over the lease term. As most of our leases do not provide the information required to determine the implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This rate is determined considering factors such as the lease term, our credit standing and the economic environment of the location of the lease. We use the implicit rate when readily determinable.

Our lease terms include all non-cancelable periods and may include options to extend (or to not terminate) the lease when it is reasonably certain that we will exercise that option. Leases that have a term of 12 months or less at the commencement date are expensed on a straight-line basis over the lease term and do not result in the recognition of an asset or a liability.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis, but interest expense on the liability is recognized utilizing the interest method that results in more expense during the early years of the lease. We have lease agreements with lease and non-lease components, primarily related to real estate, vehicle and information technology (IT) assets. For vehicle and real estate leases, we account for the lease and non-lease components as a single lease component. For IT leases, we allocate the payment between the lease and non-lease components based on the relative value of each component. See NOTE 9, "LEASES," for additional information.

Goodwill

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We elected this option on certain reporting units. The quantitative impairment test is only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. In addition, the carrying value of goodwill must be tested for impairment on an interim basis in certain circumstances where impairment may be indicated. We perform our annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.

When we are required or opt to perform the quantitative impairment test, the fair value of each reporting unit is estimated with either the market approach or the income approach. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our reporting units are generally defined as one level below an operating segment. However, there are three situations where we have aggregated two or more reporting units which share similar economic characteristics and thus are aggregated into a single reporting unit for testing purposes. These three situations are described further below:

- Within our Components segment, our emission solutions and filtration businesses were aggregated into a single reporting unit,
- Within our New Power segment, our fuel cell and electrolyzer businesses were aggregated into a single reporting unit and
- Our Distribution segment is considered a single reporting unit as it is managed geographically and all regions share similar economic characteristics and provide similar products and services.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform a sensitivity analysis to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges

that could materially affect our financial statements in any given year. We perform the required procedures as of the end of our fiscal third quarter.

After considering the results of the recent fair value valuations related to the Meritor acquisition, the capital markets environment, economic conditions, results of operations and other factors, we concluded that the fair value of all of our reporting units exceeded their carrying value as of September 30, 2022. However, given the recent acquisition of Meritor, when fair value equaled carrying value as of the acquisition date (August 3, 2022), there is a heightened risk of a future impairment to the extent its fair value changes in future periods.

At December 31, 2022, our recorded goodwill was $2.3 billion, of which approximately 31 percent resided in the axles and brakes reporting unit, 23 percent in the automated transmissions reporting unit and 16 percent in the aggregated emission solutions and filtration reporting unit. Changes in our projections or estimates, a deterioration of our operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value of our reporting units and result in a future impairment of goodwill. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

Other Intangible Assets

We capitalize other intangible assets, such as trademarks, patents and customer relationships, that were acquired either individually or with a group of other assets. These intangible assets are amortized on a straight-line basis over their estimated useful lives generally ranging from 3 to 25 years. Intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

Software

We capitalize software that is developed or obtained for internal use. Software costs are amortized on a straight-line basis over their estimated useful lives generally ranging from 2 to 12 years. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in significant modifications that enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

Warranty

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. Factors considered in developing these estimates included component failure rates, repair costs and the point of failure within the product life cycle. As a result of the uncertainty surrounding the nature and frequency of product campaigns, the liability for such campaigns is recorded when we commit to a recall action or when a recall becomes probable and estimable, which generally occurs when it is announced. The liability for these campaigns is reflected in the provision for product campaigns. We review and assess the liability for these programs on a quarterly basis. We also assess our ability to recover certain costs from our suppliers and record a receivable when we believe a recovery is probable. In addition to costs incurred on warranty and product campaigns, from time to time we also incur costs related to customer satisfaction programs for items not covered by warranty. We accrue for these costs when agreement is reached with a specific customer. These costs are not included in the provision for warranties, but are included in cost of sales. In addition, we sell extended warranty coverage on most of our engines. See *Extended Warranty* policy discussion above and NOTE 14, "PRODUCT WARRANTY LIABILITY," for additional information.

Research and Development

Our research and development programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical information technology expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the research and development costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related research and development expenditure. Research and development expenses, net of contract reimbursements, were $1.2 billion, $1.1 billion and $0.9 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Contract reimbursements were $110 million, $104 million and $86 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Related Party Transactions

In accordance with the provisions of various joint venture agreements, we may purchase products and components from our joint ventures, sell products and components to our joint ventures and our joint ventures may sell products and components to unrelated parties. Joint venture transfer prices may differ from normal selling prices. Certain joint venture agreements transfer product at cost, some transfer product on a cost-plus basis, and others transfer product at market value. Sales to nonconsolidated equity investees were $1.2 billion, $1.7 billion and $1.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively. Related party sales in 2022 were down primarily due to lower sales in China due to COVID shutdowns and the acquisition of Cummins Westport, Inc. (Westport JV). Accounts receivable from nonconsolidated equity investees are presented on the face of our *Consolidated Balance Sheets*. Purchases from nonconsolidated equity investees were $1.8 billion, $1.8 billion and $1.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively, and accounts payable to nonconsolidated equity investees were $292 million and $227 million at December 31, 2022, and 2021, respectively.

Government Assistance

From time to time, we receive assistance from government agencies primarily related to two areas (1) expense reimbursement and funding grants in the form of cash in conjunction with research and development projects and (2) incentives primarily related to investments in new or existing facilities. The grants and related projects range in term from 1 to 6 years. Generally, the grant awards for research are payable to us when we achieve specific milestones or deliverables. Certain grant awards are subject to audit, whereby non-compliance may result in a refund to the government agency. Grants related to investments supporting facilities are typically in the form of reimbursement for capital assets or expenses such as training the employees at those facilities.

We recognize grant awards related to research and development as an offset of the related research and development expenditure when the awards become payable upon us meeting a specific milestone or deliverable. We recognize grant awards for reimbursement of capital as a reduction in value of the related fixed asset. We recognize grants for reimbursement of training or other expenses as an offset to the related expense. For the year ended December 31, 2022, government grants did not have a material impact on our financial statements as a whole and we did not have any individually material grant awards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In November 2021, the Financial Accounting Standards Board (FASB) issued a standard related to the disclosure of government assistance received by an entity. Under the new standard, entities are required to disclose (1) the types of assistance received, (2) accounting for the assistance and (3) impact of the assistance in the financial statements. We adopted the new standard on January 1, 2022, on a prospective basis, and it did not have a material impact on our financial statements. See Government Assistance above for additional information.

NOTE 2. ACQUISITIONS

Acquisitions for the year ended December 31, 2022, were as follows.

Entity Acquired (Dollars in millions)	Date of Acquisition	Additional Percent Interest Acquired	Payments to Former Owners	Acquisition Related Debt Retirements	Total Purchase Consideration[1]	Goodwill Acquired	Intangibles Recognized[2]
Siemens Commercial Vehicles Propulsion (Siemens CVP)	**11/30/22**	**100%**	**$ 187**	**$ —**	**$ 187**	**$ 70**	**$ 106**
Meritor, Inc.	**08/03/22**	**100%**	**2,613**	**248**	**2,861**	**894**	**1,610**
Jacobs Vehicle Systems	**04/08/22**	**100%**	**345**	**—**	**345**	**108**	**164**
Westport JV	**02/07/22**	**50%**	**42**	**—**	**42**	**—**	**20**

(1) The newly consolidated entities were accounted for as business combinations. On the date of acquisition, Meritor, Inc. was included in the Components and New Power segments, Siemens CVP was included in the New Power segment, Jacobs Vehicle Systems was included in the Components segment and Westport JV was included in the Engine segment.

(2) Intangible assets acquired in the business combination were mostly customer, technology and trade name related.

Siemens CVP

On November 30, 2022, we acquired Siemens' Commercial Vehicles Propulsion business for approximately $187 million, subject to working capital and other customary adjustments. This business develops, designs and produces electric drive systems including electric motors, inverters, software and related services for the commercial vehicle markets. This acquisition is included in our New Power segment. This acquisition added key capabilities in direct drive and transmission-based remote mount electric motors, inverters, software and related services that are critical elements in the next generation of electric powertrain, which will accelerate our ability to offer global customers a wider array of electrified product solutions across commercial vehicle applications.

The preliminary purchase price allocation was as follows:

In millions		
Inventories	$	21
Property, plant and equipment		3
Intangible assets		106
Goodwill		70
Deferred revenue		(3)
Other, net		(10)
Total purchase price	$	187

The estimated fair values (all considered Level 3 measurements) of the identifiable intangible assets acquired, their weighted-average useful lives, the related valuation methodology and key assumptions are as follows:

	Fair Value (in millions)		Weighted-Average Useful Life (in years)	Valuation Methodology	Key Assumptions
Customer relationships	$	62	20	Multi-period excess earnings	Discount rate, customer renewal rates
Technology		28	11	Relief-from-royalty	Royalty rate, rate of return, obsolescence factor
Trade name		16	17	Relief-from-royalty	Royalty rate, discount rate

Annual amortization of the intangible assets for the next five years is expected to approximate $7 million per year.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible and intangible assets and liabilities. The majority of the goodwill is deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are the business's expected future customers, new versions of technologies, an acquired workforce and other economic benefits that are anticipated to arise from future product sales and operational synergies from combining the business with Cummins.

Included in our results for the year ended December 31, 2022, were revenues of $2 million and loss of $4 million related to this business. The results of this business were reported in our New Power segment. Pro forma financial information for the acquisition was not presented as the effects are not material to our *Consolidated Financial Statements.*

Meritor, Inc.

On August 3, 2022, we completed the acquisition of Meritor whereby we paid $36.50 per share for each outstanding share of Meritor, a global leader of drivetrain, mobility, braking, aftermarket and electric powertrain solutions for commercial vehicle and industrial markets. The total purchase price was $2.9 billion, including debt that was retired on the closing date of $248 million. In addition, we assumed $1.0 billion of additional debt, of which $0.9 billion was retired prior to the end of the third quarter. The acquisition was funded with a combination of $2.0 billion in new debt (see NOTE 13, "DEBT" for additional details), cash on hand and additional commercial paper borrowings. The integration of Meritor’s people, technology and capabilities position us as one of the few companies able to provide integrated powertrain solutions across combustion and electric power applications at a time when demand for decarbonized solutions is continuing to accelerate. The majority of this business will be included within our Components segment with the exception of the electric powertrain business, which will be included in our New Power segment. The values assigned to individual assets acquired and liabilities assumed are preliminary based on management’s current best estimate and subject to change as certain matters are finalized. The primary areas that remain open include, but are not limited to, legal and other contingent liabilities and deferred taxes as we continue to refine our allocation by jurisdiction.

The preliminary purchase price allocation has been updated as follows:

In millions		
Cash and cash equivalents	$	**98**
Accounts and notes receivable, net		**640**
Inventories		**750**
Property, plant and equipment		**846**
Intangible assets		**1,610**
Investments and advances related to equity method investees		**382**
Goodwill		**894**
Pension assets		**147**
Other current and long-term assets		**322**
Accounts payable (principally trade)		**(711)**
Net deferred taxes		**(320)**
Other liabilities (pensions and other postretirement benefits)		**(129)**
Long-term debt		**(962)**
Other current and long-term liabilities		**(595)**
Noncontrolling interests		**(111)**
Total purchase price	**$**	**2,861**

We made certain measurement period adjustments in the fourth quarter to the balance sheet resulting in an increase in goodwill of $44 million. None of the adjustments were individually material. There was no income statement impact on prior periods as a result of these changes. The estimated fair values (all considered Level 3 measurements) of the identifiable intangible assets acquired, their weighted-average useful lives, the related valuation methodology and key assumptions are as follows:

	Fair Value (in millions)		Weighted-Average Useful Life (in years)	Valuation Methodology	Key Assumptions
Customer relationships	$	960	12	Multi-period excess earnings	Revenue, EBITDA[(1)], discount rate, customer renewal rates, customer attrition rates
Technology		345	8	Relief-from-royalty	Royalty rate, discount rate, obsolescence factor
Trade name		305	21	Relief-from-royalty	Royalty rate, discount rate

(1) Earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests

Annual amortization of the intangible assets for the next five years is expected to approximate $142 million per year.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible and intangible assets and liabilities. Goodwill was allocated to the Components segment ($727 million) and the New Power segment ($167 million) based on the relative value of those businesses compared to the assets and liabilities assigned to them. We do not expect any of the goodwill to be deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are Meritor's expected future customers, new versions of technologies, an acquired workforce, other economic benefits that are anticipated to arise from future product sales and operational synergies from combining the business with Cummins.

Included in our results for the year ended December 31, 2022, were revenues of $1.9 billion and net loss of $43 million related to this business. In addition, in 2022 we incurred acquisition related costs of $30 million included in selling, general and administrative expenses in our *Consolidated Statements of Net Income*.

The following table presents the supplemental consolidated results of the Company for the years ended December 31, 2022 and 2021, on an unaudited pro-forma basis as if the acquisition had been consummated on January 1, 2021. The primary adjustments reflected in the pro-forma results related to (1) increase in interest expense for debt used to fund the acquisition, (2) removal of acquisition related costs from 2022 (and included in 2021) and (3) changes related to purchase accounting primarily related to amortization of intangibles, fixed assets and joint ventures. The unaudited pro forma financial information presented below does not purport to represent the actual results of operations that Cummins and Meritor would have achieved had the companies been combined during the periods presented and was not intended to project the future results of operations that the combined company could achieve after the acquisition. The unaudited pro forma financial information does not reflect any potential cost savings, operating efficiencies, long-term debt pay down estimates, financial synergies or other strategic benefits as a result of the acquisition or any restructuring costs to achieve those benefits.

(Unaudited)	Years ended	
In millions	December 31, 2022	December 31, 2021
Net sales	**$ 30,841**	$ 27,949
Net income	**2,196**	2,058

The Meritor acquisition increased net assets in the Components segment by $3.8 billion and New Power segment by $0.3 billion.

Jacobs Vehicle Systems

On April 8, 2022, we completed the acquisition of Jacobs Vehicle Systems business (Jacobs) from Altra Industrial Motion Corp. The purchase price was $345 million in cash, subject to typical adjustments related to closing working capital and other amounts and does not contain any contingent consideration. Jacobs is a supplier of engine braking, cylinder deactivation and start and stop thermal management technologies. The acquisition furthers our investment in key technologies and capabilities to drive growth, while securing our supply base.

The final purchase price allocation was as follows:

In millions	
Cash and cash equivalents	**$ 18**
Accounts and notes receivable, net	**24**
Inventories	**15**
Property, plant and equipment	**70**
Intangible assets	**164**
Goodwill	**108**
Accounts payable (principally trade)	**(21)**
Net deferred taxes	**(27)**
Other, net	**(6)**
Total purchase price	**$ 345**

The estimated fair values (all considered Level 3 measurements) of the identifiable intangible assets acquired, their weighted-average useful lives, the related valuation methodology and key assumptions are as follows:

	Fair Value (in millions)	Weighted-Average Useful Life (in years)	Valuation Methodology	Key Assumptions
Customer relationships	$ 108	9	Multi-period excess earnings	Discount rate, customer renewal rates
Technology	31	7	Relief-from-royalty	Royalty rate, rate of return, obsolescence factor
Trade name	25	14	Relief-from-royalty	Royalty rate, discount

Annual amortization of the intangible assets for the next five years is expected to approximate $18 million per year.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible and intangible assets and liabilities. Approximately $9 million of the goodwill is deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are Jacob's expected future customers, new versions of technologies, an acquired workforce and other economic benefits that are anticipated to arise from future product sales and operational synergies from combining the business with Cummins.

Included in our results for the year ended December 31, 2022, were revenues of $118 million and loss of $1 million related to this business. The results of this business were reported in our Components segment. Pro forma financial information for the acquisition was not presented as the effects are not material to our *Consolidated Financial Statements.*

Westport JV

On February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Westport JV. We will continue to operate the business as the sole owner. The purchase price was $42 million and was allocated primarily to cash, warranty and deferred revenue related to extended coverage contracts. The results of the business were reported in our Engine segment. Pro forma financial information for the acquisition was not presented as the effects are not material to our *Consolidated Financial Statements.*

Pending Acquisition

In October 2022, we signed an agreement to purchase all of the equity ownership interest of Teksid Hierro de Mexico, S.A. de C.V. (Teksid MX) and Teksid, Inc. from Stellantis N.V. for approximately €115 million, subject to certain adjustments set forth in the agreement. Teksid MX operates a cast iron foundry located in Monclova, Mexico, which primarily forges blocks and heads used in our and other manufacturers' engines. Teksid, Inc. facilitates the commercialization of Teksid MX products in North America. The transaction, which is subject to customary closing conditions and receipt of applicable regulatory approvals, is expected to close in early 2023. Since we are the primary customer of the foundry, the acquisition is not expected to result in material incremental sales to our business. The acquisition will be included in our Engine segment.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Long-term Contracts

The majority of our contracts are for a period of less than one year. We have certain long-term maintenance agreements, construction contracts and extended warranty coverage arrangements that span a period in excess of one year. The aggregate amount of the transaction price for long-term maintenance agreements and construction contracts allocated to performance obligations that were not satisfied as of December 31, 2022, was $663 million. We expect to recognize the related revenue of $123 million over the next 12 months and $540 million over periods up to 10 years. See NOTE 14,"PRODUCT WARRANTY LIABILITY," for additional disclosures on extended warranty coverage arrangements. Our other contracts generally are for a duration of less than one year, include payment terms that correspond to the timing of costs incurred when providing goods and services to our customers or represent sales-based royalties.

Deferred and Unbilled Revenue

The following is a summary of our unbilled and deferred revenue and related activity:

	Years ended December 31,	
In millions	**2022**	**2021**
Unbilled revenue	**$ 257**	$ 100
Deferred revenue, primarily extended warranty	**1,848**	1,705

We recognized revenue of $639 million and $509 million in 2022 and 2021, respectively, that was included in the deferred revenue balance at the beginning of each year. We did not record any impairment losses on our unbilled revenues during 2022 or 2021.

Disaggregation of Revenue

Consolidated Revenue

The table below presents our consolidated sales by geographic area. Net sales attributed to geographic areas were based on the location of the customer.

In millions	Years ended December 31, 2022	2021	2020
United States	**$ 15,552**	$ 12,489	$ 10,605
China	**2,390**	3,169	2,832
India	**1,392**	1,133	680
Other international	**8,740**	7,230	5,694
Total net sales	**$ 28,074**	$ 24,021	$ 19,811

Segment Revenue

Engine segment external sales by market were as follows:

In millions	Years ended December 31, 2022	2021	2020
Heavy-duty truck	**$ 2,995**	$ 2,511	$ 1,800
Medium-duty truck and bus	**2,412**	1,978	1,629
Light-duty automotive	**1,704**	1,845	1,441
Total on-highway	**7,111**	6,334	4,870
Off-highway	**1,088**	1,255	1,055
Total sales	**$ 8,199**	$ 7,589	$ 5,925

Components segment external sales by business were as follows:

In millions	Years ended December 31, 2022	2021	2020
Emission solutions	**$ 3,086**	$ 3,142	$ 2,352
Axles and brakes	**1,879**	—	—
Filtration	**1,259**	1,171	1,005
Turbo technologies	**806**	787	673
Automated transmissions	**593**	481	303
Electronics and fuel systems	**224**	351	317
Total sales	**$ 7,847**	$ 5,932	$ 4,650

Distribution segment external sales by region were as follows:

In millions	Years ended December 31, 2022	2021	2020
North America	**$ 5,948**	$ 4,902	$ 4,688
Asia Pacific	**1,011**	901	799
Europe	**705**	647	597
China	**351**	323	340
Africa and Middle East	**227**	259	198
Commonwealth of Independent States	**232**	334	191
India	**217**	194	150
Latin America	**210**	182	147
Total sales	**$ 8,901**	$ 7,742	$ 7,110

Distribution segment external sales by product line were as follows:

In millions	Years ended December 31, 2022	2021	2020
Parts	**$ 3,809**	$ 3,136	$ 2,921
Engines	**1,770**	1,493	1,245
Power generation	**1,767**	1,754	1,686
Service	**1,555**	1,359	1,258
Total sales	**$ 8,901**	$ 7,742	$ 7,110

Power Systems segment external sales by product line were as follows:

In millions	Years ended December 31, 2022	2021	2020
Power generation	**$ 1,658**	$ 1,481	$ 1,155
Industrial	**843**	820	638
Generator technologies	**450**	349	262
Total sales	**$ 2,951**	$ 2,650	$ 2,055

NOTE 4. INVESTMENTS IN EQUITY INVESTEES

Investments and advances related to equity method investees and our ownership percentages were as follows:

Dollars in millions	Ownership percentage	December 31, 2022	2021
Komatsu alliances	20-50%	**$ 295**	$ 275
Beijing Foton Cummins Engine Co., Ltd.	50%	**189**	255
Sisamex	50%	**144**	—
Cummins-Scania XPI Manufacturing, LLC	50%	**130**	125
Automotive Axles Limited	36%	**125**	—
Chongqing Cummins Engine Company, Ltd.	50%	**118**	144
Dongfeng Cummins Engine Company, Ltd.	50%	**106**	148
Tata Cummins, Ltd.	50%	**92**	88
Freios Master	49%	**86**	—
Other	Various	**474**	503
Investments and advances related to equity method investees		**$ 1,759**	$ 1,538

We have approximately $851 million in our investment account at December 31, 2022, that represents cumulative undistributed income in our equity investees. Dividends received from our unconsolidated equity investees were $318 million, $336 million and $271 million in 2022, 2021 and 2020, respectively.

Equity, royalty and interest income from investees, net of applicable taxes, was as follows:

	Years ended December 31,		
In millions	2022	2021	2020
Manufacturing entities			
Dongfeng Cummins Engine Company, Ltd.	**$ 45**	$ 82	$ 63
Beijing Foton Cummins Engine Co., Ltd.	**37**	112	113
Chongqing Cummins Engine Company, Ltd.	**32**	39	35
Tata Cummins, Ltd.	**27**	18	19 (1)
All other manufacturers	**28** (2)	131	115 (3)
Distribution entities			
Komatsu Cummins Chile, Ltda.	**44**	32	31
All other distributors	**11**	10	2
Cummins share of net income	**224**	424	378
Royalty and interest income	**125**	82	74
Equity, royalty and interest income from investees	**$ 349**	$ 506	$ 452

(1) Includes $18 million in favorable adjustments related to tax changes within India's 2020-2021 Union Budget of India (India Tax Law Change) passed in March 2020. See NOTE 5, "INCOME TAXES" for additional information on India Tax Law Change.

(2) Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the suspension of our Russian operations. In addition, on February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Westport JV. See NOTE 2, "ACQUISITIONS," and NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(3) Includes $19 million in favorable adjustments related to India Tax Law Change, impairment charges of $13 million and loss on sale of business of $8 million for a joint venture in the Power Systems segment. See NOTE 5, "INCOME TAXES" for additional information on India Tax Law Change.

Manufacturing Entities

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide electronics, fuel systems, filtration, aftertreatment systems, turbocharger products, axles, drivelines, braking systems and automated transmissions that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for Eaton Cummins Automated Transmission Technologies joint venture, which is consolidated due to our majority voting interest) are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- ***Beijing Foton Cummins Engine Co., Ltd. -*** Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing. These engines are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with main markets in China and Brazil. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces the X11, X12, X13 and X15, ranging from 10.5 liter to 14.5 liter, high performance heavy-duty diesel engines and natural gas engines in Beijing. Certain types of construction equipment and industrial applications are also served by these engine families.
- ***Dongfeng Cummins Engine Company, Ltd. -*** Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 3.9 liter to 14.5 liter diesel engines with a power range from 80 to 760 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- ***Chongqing Cummins Engine Company, Ltd. -*** Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and stationary power markets in China.

- ***Tata Cummins, Ltd. -*** Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.80 to 8.9-liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks manufactured by Tata Motors, as well as for various industrial and power generation applications for Cummins.

Distribution Entities

We have an extensive worldwide distributor and dealer network through which we sell and distribute our products and services. Generally, our distributors are divided by geographic region with some of our distributors being wholly-owned by Cummins, some partially-owned and some independently owned. We consolidate all wholly-owned distributors and partially-owned distributors where we are the primary beneficiary and account for other partially-owned distributors using the equity method of accounting.

Komatsu Cummins Chile, Ltda. - Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru.

In certain cases where we own a partial interest in a distributor, we may be obligated to purchase the other equity holders' interests if certain events occur (such as the death or resignation of the distributor principal or a change in control of Cummins Inc.). The purchase consideration of the equity interests may be determined based on the fair value of the distributor's assets. Repurchase obligations and practices vary by geographic region.

All distributors that are partially-owned are considered to be related parties in our *Consolidated Financial Statements*.

Equity Investee Financial Summary

Summary financial information for our equity investees was as follows:

	Years ended and at December 31,		
In millions	**2022**	**2021**	**2020**
Net sales	**$ 7,501**	$ 8,934	$ 7,794
Gross margin	**1,211**	1,574	1,418
Net income	**475**	802	696
Cummins share of net income	**$ 224**	$ 424	$ 378
Royalty and interest income	**125**	82	74
Total equity, royalty and interest from investees	**$ 349**	$ 506	$ 452
Current assets	**$ 4,252**	$ 4,587	
Long-term assets	**1,935**	1,850	
Current liabilities	**(3,224)**	(3,573)	
Long-term liabilities	**(399)**	(288)	
Net assets	**$ 2,564**	$ 2,576	
Cummins share of net assets	**$ 1,715**	$ 1,490	

NOTE 5. INCOME TAXES

The following table summarizes income before income taxes:

	Years ended December 31,		
In millions	**2022**	**2021**	**2020**
U.S. income	**$ 1,336**	$ 1,251	$ 1,134
Foreign income	**1,483**	1,500	1,204
Income before income taxes	**$ 2,819**	$ 2,751	$ 2,338

Income tax expense (benefit) consisted of the following:

In millions	Years ended December 31, 2022	2021	2020
Current			
U.S. federal and state	**$ 425**	$ 261	$ 162
Foreign	**485**	319	358
Total current income tax expense	**910**	580	520
Deferred			
U.S. federal and state	**(229)**	(12)	2
Foreign	**(45)**	19	22
Impact of India tax law changes	**—**	—	(17)
Total deferred income tax (benefit) expense	**(274)**	7	7
Income tax expense	**$ 636**	$ 587	$ 527

A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate was as follows:

	Years ended December 31, 2022	2021	2020
Statutory U.S. federal income tax rate	**21.0 %**	21.0 %	21.0 %
State income tax, net of federal effect	**1.3**	1.1	1.0
Differences in rates and taxability of foreign subsidiaries and joint ventures	**3.1**	0.1	3.6
Research tax credits	**(1.8)**	(0.6)	(1.3)
Foreign derived intangible income	**(2.0)**	(1.0)	(1.2)
Impact of India tax law changes	**—**	—	(0.7)
Other, net	**1.0**	0.7	0.1
Effective tax rate	**22.6 %**	21.3 %	22.5 %

The year ended December 31, 2022, contained discrete tax items that netted to zero, primarily due to $31 million of favorable changes in accrued withholding taxes, $29 million of favorable changes in tax reserves, $15 million of favorable valuation allowance adjustments and $9 million of favorable other net discrete items, offset by $69 million of unfavorable tax costs associated with internal restructuring ahead of the planned separation of our filtration business and $15 million of unfavorable return to provision adjustments related to the 2021 filed tax returns.

The year ended December 31, 2021, contained $9 million of unfavorable net discrete tax items, primarily due to $12 million of unfavorable provision to return adjustments related to the 2020 filed tax returns, partially offset by $3 million of favorable other discrete tax items.

The year ended December 31, 2020, contained $26 million of unfavorable net discrete tax items, primarily due to $33 million of unfavorable changes in tax reserves and $10 million of withholding tax adjustments, partially offset by $15 million of favorable changes due to the India Tax Law Change. The India Tax Law Change eliminated the dividend distribution tax and replaced it with a lower rate withholding tax as the burden shifted from the dividend payor to the dividend recipient for a net favorable income statement impact of $35 million.

The India Tax Law Change resulted in the following adjustments to the *Consolidated Statements of Net Income* for the year ended December 31, 2020:

In millions	Favorable (Unfavorable)
Equity, royalty and interest income from investees	$ 37
Income tax expense [1]	17
Less: Net income attributable to noncontrolling interests	(19)
Net income statement impact	$ 35

[1] The adjustment to income tax expense includes $15 million of favorable discrete items.

At December 31, 2022, $5.2 billion of non-U.S. earnings are considered indefinitely reinvested in operations outside the U.S. for which deferred taxes were not provided. Determination of the related deferred tax liability, if any, is not practicable because of the complexities associated with the hypothetical calculation.

Carryforward tax benefits and the tax effect of temporary differences between financial and tax reporting that give rise to net deferred tax assets (liabilities) were as follows:

	December 31,	
In millions	2022	2021
Deferred tax assets		
U.S. and state carryforward benefits	**$ 272**	$ 218
Foreign carryforward benefits	**527**	177
Employee benefit plans	**258**	254
Warranty expenses	**458**	445
Lease liabilities	**110**	108
Capitalized research and development expenditures	**238**	—
Accrued expenses	**174**	111
Other	**126**	74
Gross deferred tax assets	**2,163**	1,387
Valuation allowance	**(704)**	(360)
Total deferred tax assets	**1,459**	1,027
Deferred tax liabilities		
Property, plant and equipment	**(369)**	(272)
Unremitted income of foreign subsidiaries and joint ventures	**(210)**	(197)
Employee benefit plans	**(311)**	(355)
Lease assets	**(108)**	(105)
Intangible assets	**(435)**	(44)
Other	**(50)**	(29)
Total deferred tax liabilities	**(1,483)**	(1,002)
Net deferred tax (liabilities) assets	**$ (24)**	$ 25

Our 2022 U.S. carryforward benefits include $272 million of state credit and net operating loss carryforward benefits that begin to expire in 2023. Our foreign carryforward benefits include $527 million of net operating loss carryforwards that begin to expire in 2023. A valuation allowance is recorded to reduce the gross deferred tax assets to an amount we believe is more likely than not to be realized. The valuation allowance is $704 million and increased in 2022 by a net $344 million primarily due to the Meritor acquisition. The valuation allowance is primarily attributable to the uncertainty regarding the realization of a portion of the U.S. state and foreign net operating loss and tax credit carryforward benefits.

Our *Consolidated Balance Sheets* contain the following tax related items:

In millions	December 31, 2022	December 31, 2021
Prepaid expenses and other current assets		
Refundable income taxes	**$ 83**	$ 101
Other assets		
Deferred income tax assets	**625**	428
Long-term refundable income taxes	**14**	—
Other accrued expenses		
Income tax payable	**173**	107
Other liabilities		
Long-term income taxes	**192**	263
Deferred income tax liabilities	**649**	403

A reconciliation of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 was as follows:

In millions	December 31, 2022	December 31, 2021	December 31, 2020
Balance at beginning of year	**$ 89**	$ 122	$ 77
Additions to tax positions due to acquisitions	**189**	—	—
Additions to current year tax positions	**17**	11	9
Additions to prior years' tax positions	**17**	16	49
Reductions to prior years' tax positions	**(1)**	(28)	(13)
Reductions for tax positions due to settlements with taxing authorities	**(28)**	(32)	—
Balance at end of year	**$ 283**	$ 89	$ 122

Included in the December 31, 2022, 2021 and 2020, balances are $270 million, $85 million and $114 million, respectively, related to tax positions that, if recognized, would favorably impact the effective tax rate in future periods. We also accrued interest expense related to the unrecognized tax benefits of $18 million, $15 million and $17 million as of December 31, 2022, 2021 and 2020, respectively. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although we believe that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on our earnings. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.

As a result of our global operations, we file income tax returns in various jurisdictions including U.S. federal, state and foreign jurisdictions. We are routinely subject to examination by taxing authorities throughout the world, including Australia, Belgium, Brazil, Canada, China, France, India, Mexico, the U.K. and the U.S. With few exceptions, our U.S. federal, major state and foreign jurisdictions are no longer subject to income tax assessments for years before 2017.

NOTE 6. MARKETABLE SECURITIES

A summary of marketable securities, all of which are classified as current, was as follows:

	December 31,					
	2022			2021		
In millions	Cost	Gross unrealized gains/(losses) [1]	Estimated fair value	Cost	Gross unrealized gains/(losses) [1]	Estimated fair value
Equity securities						
Certificates of deposit	**$ 209**	**$ —**	**$ 209**	$ 299	$ —	$ 299
Debt mutual funds	**238**	**(5)**	**233**	254	2	256
Equity mutual funds	**25**	**3**	**28**	29	10	39
Debt securities	**2**	**—**	**2**	1	—	1
Marketable securities	**$ 474**	**$ (2)**	**$ 472**	$ 583	$ 12	$ 595

[1] Unrealized gains and losses for debt securities are recorded in other comprehensive income while unrealized gains and losses for equity securities are recorded in our *Consolidated Statements of Net Income.*

All debt securities are classified as available-for-sale. All marketable securities presented use a Level 2 fair value measure. The fair value of Level 2 securities is estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 securities, and there were no transfers between Level 2 or 3 during 2022 or 2021.

A description of the valuation techniques and inputs used for our Level 2 fair value measures is as follows:

- *Certificates of deposit*— These investments provide us with a contractual rate of return and generally range in maturity from three months to five years. The counterparties to these investments are reputable financial institutions with investment grade credit ratings. Since these instruments are not tradable and must be settled directly by us with the respective financial institution, our fair value measure is the financial institution's month-end statement.
- *Debt mutual funds*— The fair value measures for the vast majority of these investments are the daily net asset values published on a regulated governmental website. Daily quoted prices are available from the issuing brokerage and are used on a test basis to corroborate this Level 2 input measure.
- *Equity mutual funds*— The fair value measures for these investments are the net asset values published by the issuing brokerage. Daily quoted prices are available from reputable third-party pricing services and are used on a test basis to corroborate this Level 2 input measure.
- *Debt securities*— The fair value measures for these securities are broker quotes received from reputable firms. These securities are infrequently traded on a national exchange and these values are used on a test basis to corroborate our Level 2 input measure.

The proceeds from sales and maturities of marketable securities were as follows:

	Years ended December 31,		
In millions	2022	2021	2020
Proceeds from sales of marketable securities	**$ 750**	$ 494	$ 343
Proceeds from maturities of marketable securities	**401**	179	126
Investments in marketable securities - liquidations	**$ 1,151**	$ 673	$ 469

NOTE 7. INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventories included the following:

	December 31,	
In millions	2022	2021
Finished products	$ 2,917	$ 2,538
Work-in-process and raw materials	2,926	2,009
Inventories at FIFO cost	5,843	4,547
Excess of FIFO over LIFO	(240)	(192)
Inventories	$ 5,603	$ 4,355

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Details of our property, plant and equipment balance were as follows:

	December 31,	
In millions	2022	2021
Land and buildings	$ 2,908	$ 2,632
Machinery, equipment and fixtures	6,598	5,910
Construction in process	1,001	816
Property, plant and equipment, gross	10,507	9,358
Less: Accumulated depreciation	(4,986)	(4,936)
Property, plant and equipment, net	$ 5,521	$ 4,422

NOTE 9. LEASES

Our lease portfolio consists primarily of real estate and equipment leases. Our real estate leases primarily consist of land, office, distribution, warehousing and manufacturing facilities. These leases typically range in term from 2 to 50 years and may contain renewal options for periods up to 10 years at our discretion. Our equipment lease portfolio consists primarily of vehicles (including service vehicles), fork trucks and IT equipment. These leases typically range in term from two to three years and may contain renewal options. Our leases generally do not contain variable lease payments other than (1) certain foreign real estate leases which have payments indexed to inflation and (2) certain real estate executory costs (such as taxes, insurance and maintenance), which are paid based on actual expenses incurred by the lessor during the year. Our leases generally do not include residual value guarantees other than our service vehicle fleet, which has a residual guarantee based on a percentage of the original cost declining over the lease term.

The components of our lease cost were as follows:

	Years ended December 31,		
In millions	2022	2021	2020
Operating lease cost	$ 160	$ 172	$ 172
Finance lease cost			
Amortization of right-of-use asset	19	16	18
Interest expense	4	4	4
Short-term lease cost	23	18	19
Variable lease cost	12	11	12
Total lease cost	$ 218	$ 221	$ 225

Supplemental balance sheet information related to leases:

In millions	December 31, 2022	December 31, 2021	Balance Sheet Location
Assets			
Operating lease assets	**$ 492**	$ 444	Other assets
Finance lease assets[1]	**117**	95	Property, plant and equipment, net
Total lease assets	**$ 609**	$ 539	
Liabilities			
Current			
Operating lease liabilities	**$ 132**	$ 128	Other accrued expenses
Finance lease liabilities	**32**	14	Current maturities of long-term debt
Long-term			
Operating lease liabilities	**368**	326	Other liabilities
Finance lease liabilities	**81**	75	Long-term debt
Total lease liabilities	**$ 613**	$ 543	

[1] Finance lease assets were recorded net of accumulated amortization of $78 million and $66 million at December 31, 2022 and 2021.

Supplemental cash flow and other information related to leases:

In millions	Years ended December 31, 2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	**$ 151**	$ 159	$ 149
Operating cash flows from finance leases	**4**	4	4
Financing cash flows from finance leases	**16**	14	14
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	**$ 148**	$ 160	$ 97
Finance leases	**29**	13	19

Additional information related to leases:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (in years)		
Operating leases	**5.4**	5.1
Finance leases	**7.9**	9.8
Weighted-average discount rate		
Operating leases	**3.7 %**	2.8 %
Finance leases	**4.7 %**	3.9 %

Following is a summary of the future minimum lease payments due to finance and operating leases with terms of more than one year at December 31, 2022, together with the net present value of the minimum payments:

In millions	Finance Leases	Operating Leases
2023	$ 37	$ 145
2024	16	118
2025	13	93
2026	10	62
2027	9	45
After 2027	53	94
Total minimum lease payments	138	557
Interest	(25)	(57)
Present value of net minimum lease payments	$ 113	$ 500

NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021:

In millions	Components	New Power	Distribution	Power Systems	Engine	Total
Balance at December 31, 2020	$ 941	$ 257	$ 79	$ 10	$ 6	$ 1,293
Acquisitions	—	—	—	2	—	2
Foreign currency translation and other	(7)	—	—	(1)	—	(8)
Balance at December 31, 2021	934	257	79	11	6	1,287
Acquisitions	**835**	**237**	**—**	**—**	**—**	**1,072**
Foreign currency translation and other	**(17)**	**1**	**—**	**—**	**—**	**(16)**
Balance at December 31, 2022	**$ 1,752**	**$ 495**	**$ 79**	**$ 11**	**$ 6**	**$ 2,343**

Intangible assets that have finite useful lives are amortized over their estimated useful lives. The following table summarizes our other intangible assets with finite useful lives that are subject to amortization:

	December 31,	
In millions	2022	2021
Software	**$ 679**	$ 586
Less: Accumulated amortization	**(410)**	(314)
Software, net	**269**	272
Trademarks, patents, customer relationships and other	**2,858**	957
Less: Accumulated amortization	**(440)**	(329)
Trademarks, patents, customer relationships and other, net	**2,418**	628
Other intangible assets, net	**$ 2,687**	$ 900

Amortization expense for software and other intangibles totaled $223 million, $144 million and $165 million for the years ended December 31, 2022, 2021 and 2020, respectively. The projected amortization expense of our intangible assets, assuming no further acquisitions or dispositions, is as follows:

In millions	2023	2024	2025	2026	2027
Projected amortization expense	$ 315	$ 304	$ 274	$ 252	$ 231

NOTE 11. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

We sponsor several pension plans covering substantially all employees. Generally, pension benefits for salaried employees are determined as a function of employee's compensation. Pension benefits for most hourly employees are determined similarly and as a function of employee's compensation, with the exception of a small group of hourly employees whose pension benefits were grandfathered in accordance with agreements with their union representation and are based on their years of service and compensation during active employment. The level of benefits and terms of vesting may vary among plans and are offered in accordance with applicable laws. Pension plan assets are administered by trustees and are principally invested in fixed income securities and equity securities. It is our policy to make contributions to our various qualified plans in accordance with statutory and contractual funding requirements, and any additional contributions we determine are appropriate.

Prior to the acquisition, Meritor provided a range of benefits to certain employees and retirees, including pension benefits and postretirement healthcare benefits (OPEB). The Meritor U.S. and U.K. defined benefit plans are frozen. As part of the acquisition, we assumed the assets and liabilities associated with these plans, which are included in the tables below.

Obligations, Assets and Funded Status

Benefit obligation balances presented below reflect the projected benefit obligation (PBO) for our pension plans. The changes in the benefit obligations, the various plan assets, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant pension plans at December 31 were as follows:

In millions	Qualified and Non-Qualified Pension Plans			
	U.S. Plans		U.K. Plans	
	2022	2021	**2022**	2021
Change in benefit obligation				
Benefit obligation at the beginning of the year	**$ 3,012**	$ 3,122	**$ 1,887**	$ 2,050
Service cost	**137**	139	**30**	33
Interest cost	**101**	79	**39**	30
Actuarial gain	**(643)**	(132)	**(702)**	(136)
Benefits paid from fund	**(200)**	(178)	**(70)**	(63)
Benefits paid directly by employer	**(25)**	(18)	**—**	—
Plan amendment	**3**	—	**—**	—
Assumption of Meritor's benefit obligation	**786**	—	**418**	—
Foreign currency translation adjustments	**—**	—	**(204)**	(27)
Benefit obligation at end of year	**$ 3,171**	$ 3,012	**$ 1,398**	$ 1,887
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 3,548**	$ 3,429	**$ 2,390**	$ 2,337
Actual return on plan assets	**(244)**	267	**(960)**	118
Employer contributions	**25**	30	**3**	30
Benefits paid from fund	**(200)**	(178)	**(70)**	(63)
Assumption of Meritor's plan assets	**699**	—	**565**	—
Foreign currency translation adjustments	**—**	—	**(258)**	(32)
Fair value of plan assets at end of year	**$ 3,828**	$ 3,548	**$ 1,670**	$ 2,390
Funded status (including unfunded plans) at end of year	**$ 657**	$ 536	**$ 272**	$ 503
Amounts recognized in consolidated balance sheets				
Pension assets	**$ 1,126**	$ 985	**$ 272**	$ 503
Accrued compensation, benefits and retirement costs	**(24)**	(18)	**—**	—
Other liabilities	**(445)**	(431)	**—**	—
Net amount recognized	**$ 657**	$ 536	**$ 272**	$ 503
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss	**$ 273**	$ 467	**$ 402**	$ 61
Prior service cost	**8**	6	**10**	11
Net amount recognized	**$ 281**	$ 473	**$ 412**	$ 72

In addition to the pension plans in the above table, we also maintain less significant defined benefit pension plans in 14 other countries outside of the U.S. and the U.K. that comprise approximately 4 percent and 5 percent of our pension plan assets and obligations, respectively, at December 31, 2022. These plans are reflected in other liabilities on our *Consolidated Balance Sheets*. In 2022 and 2021, we made $12 million and $13 million of contributions to these plans, respectively.

The following table summarizes the total accumulated benefit obligation (ABO), the ABO for defined benefit pension plans with ABO in excess of plan assets and the PBO for defined benefit pension plans with PBO in excess of plan assets:

In millions	Qualified and Non-Qualified Pension Plans			
	U.S. Plans		U.K. Plans	
	2022	2021	**2022**	2021
Total ABO	**$ 3,138**	$ 2,986	**$ 1,376**	$ 1,844
Plans with ABO in excess of plan assets				
ABO	**1,044**	424	**—**	—
Plans with PBO in excess of plan assets				
PBO	**1,078**	449	**—**	—

Components of Net Periodic Pension Cost (Income)

The following table presents the net periodic pension cost (income) under our plans for the years ended December 31:

	Qualified and Non-Qualified Pension Plans					
	U.S. Plans			U.K. Plans		
In millions	2022	2021	2020	2022	2021	2020
Service cost	**$ 137**	$ 139	$ 133	**$ 30**	$ 33	$ 29
Interest cost	**101**	79	95	**39**	30	36
Expected return on plan assets	**(229)**	(199)	(195)	**(87)**	(85)	(74)
Amortization of prior service cost	**1**	1	1	**1**	2	2
Recognized net actuarial loss	**23**	47	41	**3**	31	34
Net periodic pension cost (income)	**$ 33**	$ 67	$ 75	**$ (14)**	$ 11	$ 27

Other changes in benefit obligations and plan assets recognized in other comprehensive loss (income) for the years ended December 31 were as follows:

In millions	2022	2021	2020
Amortization of prior service cost	**$ (2)**	$ (3)	$ (3)
Recognized net actuarial loss	**(26)**	(78)	(75)
Incurred prior service cost	**3**	—	—
Incurred actuarial loss (gain)	**173**	(368)	85
Foreign currency translation adjustments	**—**	5	19
Total recognized in other comprehensive loss (income)	**$ 148**	$ (444)	$ 26
Total recognized in net periodic pension cost and other comprehensive loss (income)	**$ 167**	$ (366)	$ 128

Assumptions

The table below presents various assumptions used in determining the PBO for each year and reflects weighted-average percentages for the various plans as follows:

	Qualified and Non-Qualified Pension Plans			
	U.S. Plans		U.K. Plans	
	2022	2021	2022	2021
Discount rate	**5.55 %**	3.01 %	**4.99 %**	1.95 %
Cash balance crediting rate	**4.56 %**	3.79 %	**—**	—
Compensation increase rate	**5.35 %**	2.71 %	**3.75 %**	3.75 %

The table below presents various assumptions used in determining the net periodic pension cost and reflects weighted-average percentages for the various plans as follows:

	Qualified and Non-Qualified Pension Plans					
	U.S. Plans			U.K. Plans		
	2022	2021	2020	2022	2021	2020
Discount rate	**3.31 %**	2.62 %	3.36 %	**2.26 %**	1.50 %	2.00 %
Expected return on plan assets	**6.50 %**	6.25 %	6.25 %	**4.01 %**	4.00 %	4.00 %
Compensation increase rate	**2.71 %**	2.72 %	2.73 %	**3.75 %**	3.75 %	3.75 %

Plan Assets

Our investment policies, excluding Meritor, in the U.S. and U.K. provide for the rebalancing of assets to maintain our long-term strategic asset allocation. We are committed to this long-term strategy and do not attempt to time the market. Given empirical evidence that asset allocation is critical, rebalancing of the assets has and continues to occur, maintaining the proper weighting of assets to achieve the expected total portfolio returns. We believe that our portfolio is highly diversified and does not have any significant exposure to concentration risk. The plan assets for our defined benefit pension plans do not include any of our common stock or corporate bonds.

Meritor's investment policies in the U.S. and U.K. have historically targeted a well-diversified asset allocation strategy to promote asset growth while maintaining an acceptable level of risk over the long-term with a goal of minimizing company contributions. We are actively reviewing the plan investments and will pursue adjustments to the allocation when appropriate and necessary to align the assets more closely with our management's strategy and view of prudent and acceptable risk to the company, the plan and its funding goals.

U.S. Plan Assets

For the Cummins U.S. qualified pension plan, our assumption for the expected return is greatly influenced by our objective to match assets and liabilities and the increase in bond yields. Projected returns are based primarily on broad, publicly traded equity and fixed income indices and forward-looking estimates of active portfolio and investment management. We expect additional positive returns from this active investment management. Based on the historical returns and forward-looking return expectations, we elected an assumption of 7.00 percent in 2023.

For the Meritor U.S. qualified pension plan, our assumption for the expected return is based upon the primary investment objective to exceed, on a net-of-fees basis, the rate of return on a policy portfolio represented in the following table. We expect active management and the alternative investments to provide excess return over the long run. Based upon these objectives, historical returns, yield curve movements and forward-looking expectations, we elected an assumption of 7.00 percent in 2023.

To achieve these objectives, we established the following targets:

Asset Class	Cummins Plan Target	Meritor Plan Target
U.S. equities	5 %	11 %
Non-U.S. equities	1 %	9 %
Global equities	6 %	— %
Total equities	12 %	20 %
Real assets	6 %	— %
Private equity/venture capital	6 %	— %
Opportunistic credit	4 %	— %
Alternative investments	— %	39 %
Fixed income	72 %	41 %
Total	100 %	100 %

The fixed income component of the Cummins plan is structured to represent a custom bond benchmark that will closely hedge the change in the value of our liabilities. This component is structured in such a way that its benchmark covers approximately 100 percent of the plan's exposure to changes in its discount rate (AA corporate bond yields). In order to achieve a hedge on more than the targeted 72 percent of plan assets invested in fixed income securities, our Benefits Policy Committee (BPC) permits the fixed income managers, other managers or the custodian/trustee to utilize derivative securities, as part of a liability driven investment strategy to further reduce the plan's risk of declining interest rates. However, all managers hired to manage assets for the trust are prohibited from using leverage unless approved by the BPC.

Investment strategies for the Meritor plan assets reflect a balance of risk-reducing and return-seeking considerations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification. Assets are broadly diversified across several asset classes to achieve risk-adjusted returns that accomplish this objective. Meritor plan assets are also allocated to fixed income investments, which seek to minimize interest rate risk volatility relative to pension liabilities. The fixed income portfolio partially matches the long-dated nature of the pension liabilities reducing interest rate risk.

U.K. Plan Assets

The methodology used to determine the rate of return on the Cummins and Meritor pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. Our strategy with respect to our investments in these assets is to be invested in a suitable mixture of return-seeking assets such as equities, real estate and liability matching assets such as group annuity insurance contracts and duration matched bonds. Therefore, the risk and return balance of our U.K. asset portfolio should reflect a long-term horizon. To achieve these objectives, we established the following targets:

Asset Class	Cummins Plan Target	Meritor Plan Target Range	
		Minimum	Maximum
Equities	8 %	15 %	30 %
Private markets/secure income assets	19 %	— %	— %
Credit/bank loans	4 %	— %	15 %
Diversified strategies	4 %	25 %	50 %
Real estate	— %	— %	15 %
Fixed income/insurance annuity	64 %	25 %	45 %
Cash	1 %	— %	— %
Total	100 %		

As part of our strategy in the U.K. we have not prohibited the use of any financial instrument, including derivatives. As in the U.S. plan, derivatives may be used to better match liability duration and are not used in a speculative way. The fixed income component of the Cummins portfolio, excluding the annuity contract, hedges approximately 15 percent of the plan's exposure to interest rates and 30 percent of the plan's exposure to inflation. The insurance annuity contract covers approximately another 21 percent of exposure to interest rates and 18 percent of inflation. The fixed income component of the Meritor portfolio, excluding the annuity contract, hedges approximately 100 percent of the plan's exposure to interest rates and 100 percent of the plan's exposure to inflation. The insurance annuity contract effectively hedges 100 percent of the insured liabilities exposure to interest rates and 100 percent of the insured liabilities to inflation. Based on the above discussion, we elected an assumption of 5.00 percent in 2023.

Fair Value of U.S. Plan Assets

The fair values of U.S. pension plan assets by asset category were as follows:

	Fair Value Measurements at December 31, 2022			
In millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	$ 118	$ —	$ —	$ 118
Non-U.S.	31	—	—	31
Fixed income				
Government debt		188	—	188
Corporate debt				
U.S.	—	423	—	423
Non-U.S.	12	41	—	53
Asset/mortgaged backed securities	7	—	—	7
Net cash equivalents [(1)]	499	9	—	508
Diversified strategies	14	—	—	14
Private markets and real assets [(2)]	—	—	641	641
Net plan assets subject to leveling	$ 681	$ 661	$ 641	$ 1,983
Accruals [(3)]				7
Investments measured at net asset value				1,838
Net plan assets				$ 3,828

In millions	Fair Value Measurements at December 31, 2021 — Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	$ 115	$ —	$ —	$ 115
Non-U.S.	38	—	—	38
Fixed income				
Government debt	37	30	—	67
Corporate debt				
U.S.	—	489	—	489
Non-U.S.	—	19	—	19
Net cash equivalents (1)	270	57	—	327
Private markets and real assets (2)	—	—	551	551
Net plan assets subject to leveling	$ 460	$ 595	$ 551	$ 1,606
Pending trade/purchases/sales				2
Accruals (3)				6
Investments measured at net asset value				1,934
Net plan assets				$ 3,548

(1) Cash equivalents include commercial paper, short-term government/agency, mortgage and credit instruments.

(2) The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

(3) Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective net asset value (NAV) (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Corporate Debt* ($938 million and $995 million at December 31, 2022 and 2021, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *U.S. and Non-U.S. Equities* ($224 million and $145 million at December 31, 2022 and 2021, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *Government Debt* ($227 million and $361 million at December 31, 2022 and 2021, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *Real Estate* ($154 million and $171 million at December 31, 2022 and 2021, respectively) - This asset type represents different types of real estate including development property, industrial property, individual mortgages, office property, property investment companies and retail property. These funds are valued using NAVs and allow quarterly or more frequent redemptions.
- *Asset/Mortgage Backed Securities* ($277 million and $262 million at December 31, 2022 and 2021, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.
- *Diversified Strategies* ($18 million at December 31, 2022) - These commingled funds invest in commodities, fixed income and equity securities. They have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

The reconciliation of Level 3 assets was as follows:

In millions	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Private Markets	Real Assets	Total
Balance at December 31, 2020	$ 359	$ 72	$ 431
Actual return on plan assets			
Unrealized gains on assets still held at the reporting date	144	11	155
Purchases, sales and settlements, net	(32)	(3)	(35)
Balance at December 31, 2021	471	80	551
Actual return on plan assets			
Unrealized gains on assets still held at the reporting date	**6**	**19**	**25**
Purchases, sales and settlements, net	**(12)**	**(17)**	**(29)**
Assumption of Meritor's plan assets	**94**	**—**	**94**
Balance at December 31, 2022	**$ 559**	**$ 82**	**$ 641**

Fair Value of U.K. Plan Assets

The fair values of U.K. pension plan assets by asset category were as follows:

	Fair Value Measurements at December 31, 2022			
In millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	**$ 13**	**$ —**	**$ —**	**$ 13**
Non-U.S.	**9**	**—**	**—**	**9**
Fixed income				
Government debt	**—**	**222**	**—**	**222**
Corporate debt				
U.S.	**—**	**24**	**—**	**24**
Non-U.S.	**—**	**80**	**—**	**80**
Net cash equivalents (1)	**27**	**11**	**—**	**38**
Insurance annuity	**—**	**—**	**428**	**428**
Private markets and real assets (2)	**—**	**—**	**390**	**390**
Net plan assets subject to leveling	**$ 49**	**$ 337**	**$ 818**	**$ 1,204**
Pending trade/purchases/sales				**141**
Accruals (3)				**2**
Investments measured at net asset value				**323**
Net plan assets				**$ 1,670**

In millions	Fair Value Measurements at December 31, 2021 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Equities				
U.S.	$ —	$ 79	$ —	$ 79
Non-U.S.	—	74	—	74
Fixed income				
Net cash equivalents [(1)]	35	—	—	35
Insurance annuity	—	—	514	514
Private markets and real assets [(2)]	—	—	389	389
Net plan assets subject to leveling	$ 35	$ 153	$ 903	$ 1,091
Investments measured at net asset value				1,299
Net plan assets				$ 2,390

(1) Cash equivalents include commercial paper, short-term government/agency, mortgage and credit instruments.

(2) The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

(3) Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective NAV (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Corporate Debt* ($77 million and $894 million at December 31, 2022 and 2021, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *U.S. and Non-U.S. Equities* ($0 million and $194 million at December 31, 2022 and 2021, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *Government Debt* ($64 million at December 31, 2022) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.
- *Asset/Mortgage Backed Securities* ($128 million and $99 million at December 31, 2022 and 2021, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.
- *Re-insurance* ($54 million and $61 million at December 31, 2022 and 2021, respectively) - This commingled fund has a NAV that is determined on a monthly basis and the investment may be sold at that value.
- *Diversified Strategies* ($0 million and $51 million at December 31, 2022 and 2021, respectively) - These commingled funds invest in commodities, fixed income and equity securities. They have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

The reconciliation of Level 3 assets was as follows:

In millions	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Insurance Annuity	Real Assets	Private Markets	Total
Balance at December 31, 2020	$ 556	$ 31	$ 251	$ 838
Actual return on plan assets				
Unrealized (losses) gains on assets still held at the reporting date	(42)	2	114	74
Purchases, sales and settlements, net	—	—	(9)	(9)
Balance at December 31, 2021	514	33	356	903
Actual return on plan assets				
Unrealized (losses) gains on assets still held at the reporting date	**(178)**	**(2)**	**39**	**(141)**
Purchases, sales and settlements, net	**—**	**(23)**	**(13)**	**(36)**
Assumption of Meritor's plan assets	**92**	**—**	**—**	**92**
Balance at December 31, 2022	**$ 428**	**$ 8**	**$ 382**	**$ 818**

Level 3 Assets

The investments in an insurance annuity contract, venture capital, private equity and real estate, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by quarterly financial statements of the funds. These financial statements are audited at least annually. In conjunction with our investment consultant and actuary, we monitor the fair value of the insurance contract as periodically reported by our insurer and their counterparty risk. The fair value of all real estate properties, held in the partnerships, are valued at least once per year by an independent professional real estate valuation firm. Fair value generally represents the fund's proportionate share of the net assets of the investment partnerships as reported by the general partners of the underlying partnerships. Some securities with no readily available market are initially valued at cost, utilizing independent professional valuation firms as well as market comparisons with subsequent adjustments to values which reflect either the basis of meaningful third-party transactions in the private market or the fair value deemed appropriate by the general partners of the underlying investment partnerships. In such instances, consideration is also given to the financial condition and operating results of the issuer, the amount that the investment partnerships can reasonably expect to realize upon the sale of the securities and any other factors deemed relevant. The estimated fair values are subject to uncertainty and therefore may differ from the values that would have been used had a ready market for such investments existed and such differences could be material.

Estimated Future Contributions and Benefit Payments

We plan to contribute approximately $106 million to our defined benefit pension plans in 2023. The table below presents expected future benefit payments under our pension plans:

In millions	Qualified and Non-Qualified Pension Plans 2023	2024	2025	2026	2027	2028 - 2032
Expected benefit payments	$ 367	$ 351	$ 357	$ 361	$ 363	$ 1,841

Other Pension Plans

We also sponsor defined contribution plans for certain hourly and salaried employees. Our contributions to these plans were $110 million, $92 million and $85 million for the years ended December 31, 2022, 2021 and 2020.

Other Postretirement Benefits

Our OPEB plans provide various health care and life insurance benefits to eligible employees, who retire and satisfy certain age and service requirements, and their dependents. The plans are contributory and contain cost-sharing features such as caps, deductibles, coinsurance and spousal contributions. Employer contributions are limited by formulas in each plan. Retiree contributions for health care benefits are adjusted annually, and we reserve the right to change benefits covered under these plans. There were no plan assets for OPEB plans as our policy is to fund benefits and expenses for these plans as claims and premiums are incurred.

Obligations and Funded Status

Benefit obligation balances presented below reflect the accumulated postretirement benefit obligations for our OPEB plans. The changes in the benefit obligations, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant OPEB plans were as follows:

	December 31,	
In millions	**2022**	**2021**
Change in benefit obligation		
Benefit obligation at the beginning of the year	**$ 192**	$ 219
Interest cost	**5**	5
Plan participants' contributions	**4**	14
Actuarial gain	**(25)**	(8)
Benefits paid directly by employer	**(36)**	(38)
Assumption of Meritor's benefit obligation	**22**	—
Benefit obligation at end of year	**$ 162**	$ 192
Funded status at end of year	**$ (162)**	$ (192)
Amounts recognized in consolidated balance sheets		
Accrued compensation, benefits and retirement costs	**$ (21)**	$ (19)
Other liabilities	**(141)**	(173)
Net amount recognized	**$ (162)**	$ (192)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial gain	**$ (44)**	$ (18)
Prior service credit	**(3)**	(4)
Net amount recognized	**$ (47)**	$ (22)

In addition to the OPEB plans in the above table, we also maintain less significant OPEB plans in five other countries outside the U.S. that comprise approximately 14 percent and 8 percent of our OPEB obligations at December 31, 2022 and 2021, respectively. These plans are reflected in other liabilities in our *Consolidated Balance Sheets*.

Components of Net Periodic OPEB Cost

The following table presents the net periodic OPEB cost under our plans:

	Years ended December 31,		
In millions	**2022**	**2021**	**2020**
Interest cost	**$ 5**	$ 5	$ 7
Recognized net actuarial gain	**—**	—	(1)
Net periodic OPEB cost	**$ 5**	$ 5	$ 6

Other changes in benefit obligations recognized in other comprehensive (income) loss for the years ended December 31 were as follows:

	Years ended December 31,		
In millions	**2022**	**2021**	**2020**
Recognized net actuarial gain	**$ —**	$ —	$ 1
Incurred actuarial (gain) loss	**(25)**	(8)	14
Total recognized in other comprehensive (income) loss	**$ (25)**	$ (8)	$ 15
Total recognized in net periodic OPEB cost and other comprehensive (income) loss	**$ (20)**	$ (3)	$ 21

Assumptions

The table below presents assumptions used in determining the OPEB obligation for each year and reflects weighted-average percentages for our other OPEB plans as follows:

	2022	2021
Discount rate	**5.59 %**	2.75 %

The table below presents assumptions used in determining the net periodic OPEB cost and reflects weighted-average percentages for the various plans as follows:

	2022	2021	2020
Discount rate	**2.93 %**	2.30 %	3.15 %

Our consolidated OPEB obligation is determined by application of the terms of health care and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates. For measurement purposes, a 6.75 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2022. The rate is assumed to decrease on a linear basis to 5.0 percent through 2032 and remain at that level thereafter.

Estimated Benefit Payments

The table below presents expected benefit payments under our OPEB plans:

In millions	2023	2024	2025	2026	2027	2028 - 2032
Expected benefit payments	$ 22	$ 20	$ 19	$ 17	$ 16	$ 64

NOTE 12. SUPPLEMENTAL BALANCE SHEET DATA

Other assets included the following:

	December 31,	
In millions	2022	2021
Deferred income taxes	**$ 625**	$ 428
Operating lease assets	**492**	444
Corporate owned life insurance	**390**	492
Other	**633**	402
Other assets	**$ 2,140**	$ 1,766

Other accrued expenses included the following:

	December 31,	
In millions	2022	2021
Marketing accruals	**$ 316**	$ 303
Other taxes payable	**224**	234
Income taxes payable	**173**	107
Current portion of operating lease liabilities	**132**	128
Other	**620**	418
Other accrued expenses	**$ 1,465**	$ 1,190

Other liabilities included the following:

In millions	December 31, 2022	2021
Accrued product warranty	**$ 744**	$ 684
Deferred income taxes	**649**	403
Pensions	**445**	431
Operating lease liabilities	**368**	326
Long-term income taxes	**192**	263
Accrued compensation	**184**	177
Mark-to-market valuation on interest rate derivatives	**151**	19
Other postretirement benefits	**141**	173
Other long-term liabilities	**437**	320
Other liabilities	**$ 3,311**	$ 2,796

NOTE 13. DEBT

Loans Payable

Loans payable at December 31, 2022 and 2021 were $210 million and $208 million, respectively, and consisted primarily of notes payable to financial institutions. The weighted-average interest rate for notes payable, bank overdrafts and current maturities of long-term debt at December 31 was as follows:

	2022	2021
Weighted-average interest rate	**4.02 %**	2.71 %

Commercial Paper

We can issue up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board of Directors (the Board) authorized commercial paper programs. The programs facilitate the private placement of unsecured short-term debt through third-party brokers. We intend to use the net proceeds from the commercial paper borrowings for acquisitions and general corporate purposes. We had $2.6 billion and $313 million in outstanding borrowings under our commercial paper programs at December 31, 2022 and 2021, respectively. The weighted-average interest rate for commercial paper at December 31 was as follows:

	2022	2021
Weighted-average interest rate	**4.27 %** (1)	(0.01)% (2)

(1) The weighted-average interest rate, inclusive of all brokerage fees, was 4.27 percent at December 31, 2022. This included $107 million of borrowings under the Europe program at a weighted-average interest rate of 1.86 percent and $2.5 billion of borrowings under the U.S. program at a weighted-average interest rate of 4.38 percent.

(2) The weighted-average interest rate, inclusive of all brokerage fees, was negative 0.01 percent at December 31, 2021. This included $113 million of borrowings under the Europe program that were at a negative weighted-average interest rate of 0.39 percent and $200 million of borrowings under the U.S. program at a weighted-average interest rate of 0.21 percent.

Revolving Credit Facilities

On August 17, 2022, we entered into an amended and restated 364-day credit agreement, which allows us to borrow up to $1.5 billion of unsecured funds at any time prior to August 16, 2023. This credit agreement amended and restated the prior $1.5 billion 364-day credit facility that matured on August 17, 2022. On August 17, 2022, we also entered into an incremental 364-day credit agreement, which allows us to borrow up to $500 million of unsecured funds at any time prior to August 16, 2023.

On August 18, 2021, we entered into an amended and restated 5-year revolving credit agreement, which allows us to borrow up to $2 billion of unsecured funds at any time prior to August 18, 2026. In connection with the new credit agreements, on August 17, 2022, we entered into an amendment to our $2.0 billion five-year facility to replace LIBOR with Secured Overnight Financing Rate (SOFR) as an interest rate benchmark and to make other conforming changes to interest rate determinations. Amounts payable under our revolving credit facility rank pro rata with all of our unsecured, unsubordinated indebtedness. Up to $300 million under this credit facility is available for swingline loans. Based on our current long-term debt ratings, the applicable margin on SOFR rate loans was 0.85 percent per annum including a 0.10 percent LIBOR to SOFR adjustment as of December 31, 2022. Advances under the facility may be prepaid without premium or penalty, subject to customary breakage costs.

Our credit agreements include various covenants, including, among others, maintaining a net debt to total capital ratio of no more than 0.65 to 1.0. At December 31, 2022, we were in compliance with the financial debt covenants. We intend to maintain credit facilities at the current or higher aggregate amounts by renewing or replacing these facilities at or before expiration. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. There were no outstanding borrowings under these facilities at December 31, 2022.

The total combined borrowing capacity under the revolving credit facilities and commercial programs should not exceed $4.0 billion. At December 31, 2022, our $2.6 billion of commercial paper outstanding effectively reduced the $4.0 billion available capacity under our revolving credit facilities to $1.4 billion.

At December 31, 2022, we also had $226 million available for borrowings under our international and other domestic credit facilities.

Long-term Debt

A summary of long-term debt was as follows:

		December 31,	
In millions	**Interest Rate**	**2022**	**2021**
Long-term debt			
Senior notes, due 2023 [1]	3.65%	**$ 500**	$ 500
Term loan, due 2025	Variable	**1,550**	—
Senior notes, due 2025 [2]	0.75%	**500**	500
Debentures, due 2027	6.75%	**58**	58
Debentures, due 2028	7.125%	**250**	250
Senior notes, due 2030 [2]	1.50%	**850**	850
Senior notes, due 2043	4.875%	**500**	500
Senior notes, due 2050	2.60%	**650**	650
Debentures, due 2098 [3]	5.65%	**165**	165
Other debt		**121**	110
Unamortized discount and deferred issuance costs		**(64)**	(68)
Fair value adjustments due to hedge on indebtedness		**(122)**	34
Finance leases		**113**	89
Total long-term debt		**5,071**	3,638
Less: Current maturities of long-term debt		**573**	59
Long-term debt		**$ 4,498**	$ 3,579

[1] Senior notes, due 2023, are classified as current maturities of long-term debt at December 31, 2022.

[2] In 2021 we entered into a series of interest rate swaps to effectively convert from a fixed rate to floating rate. See "Interest Rate Risk" section of NOTE 22, "DERIVATIVES," for additional information.

[3] The effective interest rate is 7.48 percent.

Principal payments required on long-term debt during the next five years are as follows:

In millions	**2023**	**2024**	**2025**	**2026**	**2027**
Principal payments	$ 573	$ 44	$ 2,061	$ 56	$ 64

On July 13, 2022, we entered into a loan agreement under which we may obtain delayed-draw loans in an amount up to $2.0 billion in the aggregate prior to October 13, 2022. We drew down the entire $2.0 billion balance on August 2, 2022, to help fund the acquisition of Meritor. During the fourth quarter of 2022, we paid down $450 million of the term loan. The interest rate is based on SOFR for the one-month interest period plus the relevant spread. The loan will mature on August 1, 2025. The agreement contains customary events of default and financial and other covenants, including maintaining a net debt to capital ratio of no more than 0.65 to 1.0.

The $250 million 7.125 percent debentures and $165 million 5.65 percent debentures are unsecured and are not subject to any sinking fund requirements. We can redeem these debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption.

Our debt agreements contain several restrictive covenants. The most restrictive of these covenants applies to our revolving credit facility which will upon default, among other things, limit our ability to incur additional debt or issue preferred stock, enter into sale-leaseback transactions, sell or create liens on our assets, make investments and merge or consolidate with any other entity. At December 31, 2022, we were in compliance with all of the financial debt covenants under our borrowing agreements.

Shelf Registration

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the Securities and Exchange Commission (SEC) on February 8, 2022. Under this shelf registration we may offer, from time to time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units. Our current shelf is scheduled to expire in February 2025.

Interest Expense

For the years ended December 31, 2022, 2021 and 2020, total interest incurred was $204 million, $113 million and $102 million, respectively, and interest capitalized was $5 million, $2 million and $2 million, respectively.

Fair Value of Debt

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, considering our risk premium, the fair values and carrying values of total debt, including current maturities, were as follows:

	December 31,	
In millions	**2022**	**2021**
Fair values of total debt [1]	**$ 7,400**	$ 4,461
Carrying value of total debt	**7,855**	4,159

[1] The fair value of debt is derived from Level 2 input measures.

Filtration Contingent Debt Agreement

On September 30, 2022, certain of our subsidiaries entered into a $1.0 billion credit agreement (Credit Agreement), consisting of a $400 million revolving credit facility and a $600 million term loan facility (Facilities), in anticipation of the separation of our filtration business. Borrowings under the Credit Agreement will not become available under the Credit Agreement unless and until, among other things, there is a sale to the public of shares in our subsidiary that holds the filtration business (Parent Borrower). The Credit Agreement will automatically terminate if no such public sale of shares of Parent Borrower occurs on or prior to March 30, 2023. Borrowings under the Credit Agreement would be available to Parent Borrower and one or more of its subsidiaries (Borrower). If borrowings become available under the Credit Agreement, the Facilities would mature on September 30, 2027.

Borrowings under the Credit Agreement would bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable Borrower’s election. Generally, U.S. dollar-denominated loans would bear interest at adjusted term SOFR (which includes a 0.10 percent credit spread adjustment to term SOFR) for the applicable interest period plus a rate ranging from 1.125 percent to 1.75 percent depending on Parent Borrower's net leverage ratio.

NOTE 14. PRODUCT WARRANTY LIABILITY

A tabular reconciliation of the product warranty liability, including the deferred revenue related to our extended warranty coverage and accrued product campaigns, was as follows:

	December 31,		
In millions	2022	2021	2020
Balance, beginning of year	**$ 2,425**	$ 2,307	$ 2,389
Provision for base warranties issued	**515**	503	443
Deferred revenue on extended warranty contracts sold	**287**	288	248
Provision for product campaigns issued	**141**	346	90
Payments made during period	**(596)**	(530)	(589)
Amortization of deferred revenue on extended warranty contracts	**(298)**	(260)	(227)
Changes in estimates for pre-existing product warranties and campaigns	**(128)**	(228)	(52)
Acquisitions[1]	**147**	—	—
Foreign currency translation adjustments and other	**(16)**	(1)	5
Balance, end of year	**$ 2,477**	$ 2,425	$ 2,307

[1] See NOTE 2, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

We recognized supplier recoveries of $39 million, $170 million and $20 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Warranty related deferred revenues and warranty liabilities on our *Consolidated Balance Sheets* were as follows:

	December 31,		
In millions	2022	2021	Balance Sheet Location
Deferred revenue related to extended coverage programs			
Current portion	**$ 290**	$ 286	Current portion of deferred revenue
Long-term portion	**717**	700	Deferred revenue
Total	**$ 1,007**	$ 986	
Product warranty			
Current portion	**$ 726**	$ 755	Current portion of accrued product warranty
Long-term portion	**744**	684	Other liabilities
Total	**$ 1,470**	$ 1,439	
Total warranty accrual	**$ 2,477**	$ 2,425	

NOTE 15. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are subject to numerous lawsuits and claims arising out of the ordinary course of our business, including actions related to product liability; personal injury; the use and performance of our products; warranty matters; product recalls; patent, trademark or other intellectual property infringement; contractual liability; the conduct of our business; tax reporting in foreign jurisdictions; distributor termination; workplace safety; environmental matters; and asbestos claims. We also have been identified as a potentially responsible party at multiple waste disposal sites under U.S. federal and related state environmental statutes and regulations and may have joint and several liability for any investigation and remediation costs incurred with respect to such sites. We have denied liability with respect to many of these lawsuits, claims and proceedings and are vigorously defending such lawsuits, claims and proceedings. We carry various forms of commercial, property and casualty, product liability and other forms of insurance; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against us with respect to these lawsuits, claims and proceedings. We do not believe that these lawsuits are material individually or in the aggregate. While we believe we have also established adequate accruals for our expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability can be reasonably estimated based upon then presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

We conduct significant business operations in Brazil that are subject to the Brazilian federal, state and local labor, social security, tax and customs laws. While we believe we comply with such laws, they are complex, subject to varying interpretations and we are often engaged in litigation regarding the application of these laws to particular circumstances.

On June 28, 2022, KAMAZ Publicly Traded Company (KAMAZ) was designated to the List of Specially Designated Nationals and Blocked Persons by the U.S. Department of the Treasury's Office of Foreign Assets Control. We filed blocked property reports for relevant assets and are seeking relevant authorizations to extricate ourselves from our relationship with KAMAZ and its subsidiaries, including our unconsolidated joint venture with KAMAZ (Unconsolidated JV), in compliance with U.S. law.

On April 29, 2019, we announced that we were conducting a formal internal review of our emissions certification process and compliance with emission standards for our pick-up truck applications, following conversations with the Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regarding certification of our engines in model year 2019 RAM 2500 and 3500 trucks. This review is being conducted with external advisors as we strive to ensure the certification and compliance processes for all of our pick-up truck applications are consistent with our internal policies, engineering standards and applicable laws. During conversations with the EPA and CARB about the effectiveness of our pick-up truck applications, the regulators raised concerns that certain aspects of our emissions systems may reduce the effectiveness of our emissions control systems and thereby act as defeat devices. As a result, our internal review focuses, in part, on the regulators' concerns. We are working closely with the regulators to enhance our emissions systems to improve the effectiveness of all of our pick-up truck applications and to fully address the regulators' requirements. Based on discussions with the regulators, we have developed a new calibration for the engines in model year 2019 RAM 2500 and 3500 trucks that has been included in all engines shipped since September 2019. During our ongoing discussions, the regulators turned their attention to other model years and other engines, most notably our pick-up truck applications for RAM 2500 and 3500 trucks for model years 2013 through 2018 and Titan trucks for model years 2016 through 2019. We have also been in communication with Environmental and Climate Change Canada regarding similar issues relating to some of these very same platforms. In connection with these and other ongoing discussions with the EPA and CARB, we are developing a new software calibration and will recall model years 2013 through 2018 RAM 2500 and 3500 trucks. We accrued $30 million for the RAM recall during the first quarter of 2022, an amount that reflected our current estimate of the cost of that recall. We are also developing a new software calibration and hardware fix and will recall model years 2016 through 2019 Titan trucks. We accrued $29 million for the Titan recall during the third quarter of 2022, an amount that reflected our current estimate of the cost of that recall.

We will continue to work together closely with the relevant regulators to develop and implement recommendations for improvement and seek to reach further resolutions as part of our ongoing commitment to compliance. Due to the presence of many unknown facts and circumstances, we are not yet able to estimate any further financial impact of these matters. It is possible that the consequences resulting from our formal review and these regulatory processes could have a material adverse impact on our results of operations and cash flows.

Guarantees and Commitments

Periodically, we enter into guarantee arrangements, including guarantees of non-U.S. distributor financings, residual value guarantees on equipment under operating leases and other miscellaneous guarantees of joint ventures or third-party obligations. At December 31, 2022, the maximum potential loss related to these guarantees was $46 million.

We have arrangements with certain suppliers that require us to purchase minimum volumes or be subject to monetary penalties. At December 31, 2022, if we were to stop purchasing from each of these suppliers, the aggregate amount of the penalty would be approximately $141 million. These arrangements enable us to secure supplies of critical components and IT services. We do not currently anticipate paying any penalties under these contracts.

We enter into physical forward contracts with suppliers of platinum and palladium to purchase certain volumes of the commodities at contractually stated prices for various periods, which generally fall within two years. At December 31, 2022, the total commitments under these contracts were $75 million. These arrangements enable us to guarantee the prices of these commodities, which otherwise are subject to market volatility.

We have guarantees with certain customers that require us to satisfactorily honor contractual or regulatory obligations, or compensate for monetary losses related to nonperformance. These performance bonds and other performance-related guarantees were $107 million at December 31, 2022.

Indemnifications

Periodically, we enter into various contractual arrangements where we agree to indemnify a third-party against certain types of losses. Common types of indemnities include:

- product liability and license, patent or trademark indemnifications;
- asset sale agreements where we agree to indemnify the purchaser against future environmental exposures related to the asset sold; and
- any contractual agreement where we agree to indemnify the counterparty for losses suffered as a result of a misrepresentation in the contract.

We regularly evaluate the probability of having to incur costs associated with these indemnities and accrue for expected losses that are probable. Because the indemnifications are not related to specified known liabilities and due to their uncertain nature, we are unable to estimate the maximum amount of the potential loss associated with these indemnifications.

NOTE 16. REDEEMABLE NONCONTROLLING INTERESTS

A 19 percent minority shareholder in one of our businesses, Hydrogenics Corporation (Hydrogenics), has, among other rights and subject to related obligations and restrictive covenants, rights that are exercisable between September 2022 and September 2026 to require us to (1) purchase such shareholder's shares (put option) at an amount up to the fair market value (calculated pursuant to a process outlined in the shareholders' agreement) and (2) sell to such shareholder Hydrogenics' electrolyzer business at an amount up to the fair market value of the electrolyzer business (calculated pursuant to a process outlined in the shareholders' agreement). We recorded the estimated fair value of the put option as redeemable noncontrolling interests in our *Consolidated Financial Statements* with an offset to additional paid-in capital. The redeemable noncontrolling interest balance was $258 million and $366 million at December 31, 2022 and 2021, respectively.

NOTE 17. CUMMINS INC. SHAREHOLDERS' EQUITY

Preferred and Preference Stock

We are authorized to issue one million shares of zero par value preferred and one million shares of preference stock with preferred shares being senior to preference shares. We can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2022 and 2021, there was no preferred or preference stock outstanding.

Common Stock

Changes in shares of common stock, treasury stock and common stock held in trust for employee benefit plans were as follows:

In millions	Common Stock	Treasury Stock	Common Stock Held in Trust
Balance at December 31, 2019	222.4	71.7	0.2
Shares acquired	—	3.9	—
Shares issued	—	(0.8)	(0.2)
Balance at December 31, 2020	222.4	74.8	—
Shares acquired	—	5.7	—
Shares issued	0.1	(0.5)	—
Balance at December 31, 2021	222.5	80.0	—
Shares acquired	**—**	**1.9**	**—**
Shares issued	**—**	**(0.7)**	**—**
Balance at December 31, 2022	**222.5**	**81.2**	**—**

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in our *Consolidated Balance Sheets*. Treasury shares may be reissued as part of our stock-based compensation programs. When shares are reissued, we use the weighted-average cost method for determining cost. The gains between the cost of the shares and the issuance price are added to additional paid-in-capital. The losses are deducted from additional paid-in capital to the extent of the gains. Thereafter, the losses are deducted from retained earnings. Treasury stock activity for the three-year period ended December 31, 2022, consisting of shares issued and repurchased is presented in our *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity*.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. For the year ended December 31, 2022, we made the following purchases under the stock repurchase program:

In millions (except per share amounts) For each quarter ended	Shares Purchased	Average Cost Per Share	Total Cost of Repurchases	Remaining Authorized Capacity [1]
March 31	1.6	$ 199.27	$ 311	$ 2,281
June 30	0.1	194.00	36	2,245
September 30	0.2	197.72	23	2,222
December 31	0.0 [2]	206.12	4	2,218
Total	1.9	198.74	$ 374	

[1] The remaining $218 million authorized capacity under the 2019 plan was calculated based on the cost to purchase the shares, but excludes commission expenses in accordance with the authorized plan.

[2] Shares purchased in the fourth quarter totaled 21,830.

We repurchased $374 million, $1,402 million and $641 million of our common stock in the years ended December 31, 2022, 2021 and 2020, respectively.

Dividends

Total dividends paid to common shareholders in 2022, 2021 and 2020 were $855 million, $809 million and $782 million, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meet quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2022, the Board authorized an increase to our quarterly dividend of 8.3 percent from $1.45 per share to $1.57 per share. In July 2021, the Board authorized a 7.4 percent increase to our quarterly cash dividend on our common stock from $1.35 per share to $1.45 per share. In October 2020, the Board approved a 3.0 percent increase to our quarterly dividend on our common stock from $1.311 per share to $1.35 per share. Cash dividends per share paid to common shareholders for the last three years were as follows:

	Quarterly Dividends		
	2022	**2021**	**2020**
First quarter	**$ 1.45**	$ 1.35	$ 1.311
Second quarter	**1.45**	1.35	1.311
Third quarter	**1.57**	1.45	1.311
Fourth quarter	**1.57**	1.45	1.35
Total	**$ 6.04**	$ 5.60	$ 5.28

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE LOSS

Following are the changes in accumulated other comprehensive income (loss) by component:

In millions	Change in pensions and other postretirement defined benefit plans	Foreign currency translation adjustment	Unrealized gain (loss) on derivatives	Total attributable to Cummins Inc.	Noncontrolling interests	Total
Balance at December 31, 2019	$ (734)	$ (1,285)	$ (9)	$ (2,028)		
Other comprehensive income (loss) before reclassifications						
Before-tax amount	(92)	73	(41)	(60)	$ (10)	$ (70)
Tax benefit	26	8	9	43	—	43
After-tax amount	(66)	81	(32)	(17)	(10)	(27)
Amounts reclassified from accumulated other comprehensive income[1]	65	—	(2)	63	—	63
Net current period other comprehensive (loss) income	(1)	81	(34)	46	$ (10)	$ 36
Balance at December 31, 2020	$ (735)	$ (1,204)	$ (43)	$ (1,982)		
Other comprehensive income (loss) before reclassifications						
Before-tax amount	425	(5)	38	458	$ (5)	$ 453
Tax (expense) benefit	(103)	1	(12)	(114)	—	(114)
After-tax amount	322	(4)	26	344	(5)	339
Amounts reclassified from accumulated other comprehensive income[1]	67	—	—	67	—	67
Net current period other comprehensive income (loss)	389	(4)	26	411	$ (5)	$ 406
Balance at December 31, 2021	$ (346)	$ (1,208)	$ (17)	$ (1,571)		
Other comprehensive income (loss) before reclassifications						
Before-tax amount	**(123)**	**(350)**	**136**	**(337)**	**$ (40)**	**$ (377)**
Tax benefit (expense)	**19**	**6**	**(32)**	**(7)**	—	**(7)**
After-tax amount	**(104)**	**(344)**	**104**	**(344)**	**(40)**	**(384)**
Amounts reclassified from accumulated other comprehensive income[1]	**23**	—	**2**	**25**	—	**25**
Net current period other comprehensive (loss) income	**(81)**	**(344)**	**106**	**(319)**	**$ (40)**	**$ (359)**
Balance at December 31, 2022	**$ (427)**	**$ (1,552)**	**$ 89**	**$ (1,890)**		

[1] Amounts are net of tax. Reclassifications out of accumulated other comprehensive income (loss) and the related tax effects are immaterial for separate disclosure.

NOTE 19. NONCONTROLLING INTERESTS

Noncontrolling interests in the equity of consolidated subsidiaries were as follows:

	December 31,	
In millions	2022	2021
Eaton Cummins Automated Transmission Technologies	**$ 525**	$ 518
Cummins India Ltd.	**342**	347
Other	**125**	24
Noncontrolling interests	**$ 992**	$ 889

NOTE 20. STOCK INCENTIVE AND STOCK OPTION PLANS

Our stock incentive plan (the Plan) allows for granting of up to 8.5 million total shares of equity awards to executives, employees and non-employee directors. Awards available for grant under the Plan include, but are not limited to, stock options, stock appreciation rights, performance shares and other stock awards. Shares issued under the Plan may be newly issued shares or reissued treasury shares.

Stock options are generally granted with a strike price equal to the fair market value of the stock on the date of grant and a life of 10 years. Stock options granted have a three-year vesting period. The strike price may be higher than the fair value of the stock on the date of the grant, but cannot be lower. Compensation expense is recorded on a straight-line basis over the vesting period beginning on the grant date. The compensation expense is based on the fair value of each option grant using the Black-Scholes option pricing model. Options granted to employees eligible for retirement under our retirement plan are fully expensed at the grant date.

Stock options are also awarded through the Key Employee Stock Investment Plan (KESIP) which allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. For every block of 100 KESIP shares purchased by the employee 50 stock options are granted. The options granted through the KESIP program are considered awards under the Plan and are vested immediately. Compensation expense for stock options granted through the KESIP program is recorded based on the fair value of each option grant using the Black-Scholes option pricing model.

Performance shares are granted as target awards and are earned based on certain measures of our operating performance. A payout factor has been established ranging from 0 to 200 percent of the target award based on our actual performance during the three-year performance period. The fair value of the award is equal to the average market price, adjusted for the present value of dividends over the vesting period, of our stock on the grant date. Compensation expense is recorded ratably over the period beginning on the grant date until the shares become unrestricted and is based on the amount of the award that is expected to be earned under the plan formula, adjusted each reporting period based on current information.

Restricted stock and restricted stock units are awarded from time to time at no cost to certain employees. Restrictions limit the sale or transfer of the shares during a defined period. Most awards are not entitled to cash dividends and voting rights until vesting. Generally, the shares vest and become free from restrictions ratably over a three-year service period, provided the participant remains an employee. The fair value of the awards typically equals the average market price of our stock on the grant date adjusted for the present value of dividends over the vesting period. Compensation expense is determined at the grant date and is recognized over the restriction period on a straight-line basis.

Employee compensation expense (net of estimated forfeitures) related to our share-based plans for the years ended December 31, 2022, 2021 and 2020, was approximately $33 million, $36 million and $30 million, respectively. The excess tax benefit associated with our employee share-based plans for the years ended December 31, 2022, 2021 and 2020, was $8 million, $9 million and $4 million, respectively. The total unrecognized compensation expense (net of estimated forfeitures) related to nonvested awards for our employee share-based plans was approximately $86 million at December 31, 2022 and is expected to be recognized over a weighted-average period of approximately two years.

The table below summarizes the employee share-based activity in the Plan:

	Options	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Balance at December 31, 2019	3,237,570	$ 140.36		
Granted	632,080	142.81		
Exercised	(660,786)	131.25		
Forfeited	(33,334)	150.83		
Balance at December 31, 2020	3,175,530	142.63		
Granted	16,550	232.44		
Exercised	(400,154)	138.93		
Forfeited	(48,828)	153.72		
Balance at December 31, 2021	2,743,098	143.51		
Granted	**18,900**	**207.77**		
Exercised	**(586,990)**	**137.83**		
Forfeited	**(29,045)**	**148.08**		
Balance at December 31, 2022	**2,145,963**	**$ 145.57**	**5.2**	**$ 208**
Exercisable, December 31, 2020	1,589,015	$ 130.28	4.6	$ 151
Exercisable, December 31, 2021	1,629,588	$ 136.74	4.4	$ 133
Exercisable, December 31, 2022	**1,655,298**	**$ 146.37**	**4.6**	**$ 159**

The weighted-average grant date fair value of options granted during the years ended December 31, 2022, 2021 and 2020, was $45.74, $46.03 and $25.40, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020, was approximately $53 million, $41 million and $40 million, respectively.

The weighted-average grant date fair value of performance and restricted shares was as follows:

	Performance Shares		Restricted Shares	
Nonvested	Shares	Weighted-average Fair Value	Shares	Weighted-average Fair Value
Balance at December 31, 2019	395,931	$ 144.64	2,697	$ 117.68
Granted	260,480	132.57	3,704	165.04
Vested	(268,773)	138.27	(2,697)	117.68
Forfeited	(10,684)	144.22	—	—
Balance at December 31, 2020	376,954	140.85	3,704	165.04
Granted	217,684	234.22	26,224	265.41
Vested	(131,744)	146.55	—	—
Forfeited	(22,745)	171.91	—	—
Balance at December 31, 2021	440,149	183.72	29,928	252.99
Granted	**230,535**	**184.92**	**215,260**	**209.08**
Vested	**(122,188)**	**148.99**	**(5,513)**	**249.79**
Forfeited	**(63,197)**	**182.68**	**(3,262)**	**211.37**
Balance at December 31, 2022	**485,299**	**$ 193.17**	**236,413**	**$ 213.66**

The total vesting date fair value of performance shares vested during the years ended December 31, 2022, 2021 and 2020, was $24 million, $35 million and $41 million, respectively. The total fair value of restricted shares vested was $1 million, $0 and less than $1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2022	2021	2020
Expected life (years)	**6**	6	6
Risk-free interest rate	**2.32 %**	1.15 %	0.62 %
Expected volatility	**28.40 %**	28.68 %	27.05 %
Dividend yield	**2.85 %**	2.95 %	2.88 %

Expected life—The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding based upon our historical data.

Risk-free interest rate—The risk-free interest rate assumption is based upon the observed U.S. treasury security rate appropriate for the expected life of our employee stock options.

Expected volatility—The expected volatility assumption is based upon the weighted-average historical daily price changes of our common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

Dividend yield—The dividend yield assumption is based on our history and expectation of dividend payouts.

NOTE 21. EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC.

We calculate basic earnings per share (EPS) of common stock by dividing net income attributable to Cummins Inc. by the weighted-average number of common shares outstanding for the period. The calculation of diluted EPS assumes the issuance of common stock for all potentially dilutive share equivalents outstanding. We excluded shares of common stock held in the Employee Benefits Trust (EBT) from the calculation of the weighted-average common shares outstanding until those shares are distributed from the EBT to the Retirement Savings Plan. The EBT was fully depleted at December 31, 2021. Following are the computations for basic and diluted earnings per share:

	Years ended December 31,		
In millions, except per share amounts	**2022**	**2021**	**2020**
Net income attributable to Cummins Inc.	**$ 2,151**	$ 2,131	$ 1,789
Weighted-average common shares outstanding			
Basic	**141.5**	144.6	148.2
Dilutive effect of stock compensation awards	**0.8**	1.3	0.8
Diluted	**142.3**	145.9	149.0
Earnings per common share attributable to Cummins Inc.			
Basic	**$ 15.20**	$ 14.74	$ 12.07
Diluted	**15.12**	14.61	12.01

The weighted-average diluted common shares outstanding exclude the anti-dilutive effect of certain stock options. The options excluded from diluted earnings per share were as follows:

	Years ended December 31,		
	2022	**2021**	**2020**
Options excluded	**20,595**	6,463	645,334

NOTE 22. DERIVATIVES

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives), and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

Foreign Currency Exchange Rate Risk

We had foreign currency forward contracts with notional amounts of $3.6 billion and $2.7 billion at December 31, 2022 and 2021, respectively. The following currencies comprise 88 percent and 87 percent of outstanding foreign currency forward contracts at December 31, 2022 and 2021, respectively: Chinese renminbi, British pound, Canadian dollar, Australian dollar and Euro.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. To help minimize movements for certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges for certain of our investments. Under the current terms of our foreign exchange forwards, we agreed with third parties to sell British pound in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. The notional amount of these hedges at December 31, 2022, was $705 million.

The following table summarizes the net investment hedge activity in AOCL:

	Year ended December 31,	
In millions	2022	
Type of Derivative	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Earnings
Foreign exchange forwards	$ (22)	$ —

Interest Rate Risk

In 2021 we entered into a series of interest rate swaps to effectively convert our $500 million senior notes, due in 2025, from a fixed rate of 0.75 percent to a floating rate equal to the three-month LIBOR plus a spread. We also entered into a series of interest rate swaps to effectively convert $765 million of our $850 million senior notes, due in 2030, from a fixed rate of 1.50 percent to a floating rate equal to the three-month LIBOR plus a spread. The swaps were designated, and will be accounted for, as fair value hedges. The gain or loss on these derivative instruments, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current income as interest expense. The net swap settlements that accrue each period are also reported in the *Consolidated Financial Statements* as interest expense.

We had a series of interest rate swaps to effectively convert our September 2013, $500 million debt issue, due in 2023, from a fixed rate of 3.65 percent to a floating rate equal to the one-month LIBOR plus a spread. The debt is included in the *Consolidated Balance Sheets* as long-term debt. The terms of the swaps mirrored those of the debt, with interest paid semi-annually. The swaps were designated, and were accounted for, as fair value hedges. The gain or loss on these derivative instruments, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, were recognized in current income as interest expense. The net swap settlements that accrued each period were also reported in the *Consolidated Financial Statements* as interest expense. A basis adjustment related to credit risk, excluded from the assessment of effectiveness, was being amortized over the life of the hedge using a straight-line method and was considered de minimis.

The following table summarizes the gains and losses:

In millions	Years ended December 31,					
	2022		2021		2020	
Type of Swap	Gain (Loss) on Swaps	Gain (Loss) on Borrowings	Gain (Loss) on Swaps	Gain (Loss) on Borrowings	Gain (Loss) on Swaps	Gain (Loss) on Borrowings
Interest rate swaps[1]	**$ (148)**	**$ 145**	$ (3)	$ 2	$ 7	$ (5)

[1] The difference between the gain (loss) on swaps and borrowings represented hedge ineffectiveness.

In 2019 we entered into $350 million of interest rate lock agreements, and in 2020 we entered into an additional $150 million of lock agreements to reduce the variability of the cash flows of the interest payments on a total of $500 million of fixed rate debt forecast to be issued in 2023 to replace our senior notes at maturity. The terms of the rate locks mirror the time period of the expected fixed rate debt issuance and the expected timing of interest payments on that debt. The gains and losses on these derivative instruments will be initially recorded in other comprehensive income and will be released to earnings in interest expense in future periods to reflect the difference in (1) the fixed rates economically locked in at the inception of the hedge and (2) the actual fixed rates established in the debt instrument at issuance. In December 2022, we settled certain rate lock agreements with notional amounts totaling $150 million for $49 million. This amount will remain in other comprehensive income to be recognized over the term of the anticipated new debt as discussed above.

The following table summarizes the interest rate lock activity in AOCL:

In millions	Year ended December 31,					
	2022		2021		2020	
Type of Swap	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Interest Expense	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Interest Expense	Gain (Loss) Recognized in AOCL	Gain (Loss) Reclassified from AOCL into Interest Expense
Interest rate locks	**$ 112**	**$ —**	$ 19	$ —	$ (22)	$ —

Cash Flow Hedging

The following table summarizes the effect on our *Consolidated Statements of Net Income* for derivative instruments classified as cash flow hedges. The table does not include amounts related to ineffectiveness as it was not material for the periods presented.

In millions	Years ended December 31,		
	2022	2021	2020
Gain (loss) reclassified from AOCL into income - Net sales[1]	**$ (4)**	$ (4)	$ 3
Gain (loss) reclassified from AOCL into income - Cost of sales[1][2]	**1**	6	—
Total	**$ (3)**	$ 2	$ 3

[1] Includes foreign currency forward contracts.

[2] Includes commodity swap contracts.

Derivatives Not Designated as Hedging Instruments

The following table summarizes the effect on our *Consolidated Statements of Net Income* for derivative instruments not classified as cash flow hedges:

In millions	Years ended December 31,		
	2022	2021	2020
Gain (loss) recognized in income - Cost of sales[1]	**$ 2**	$ —	$ (1)
Gain (loss) recognized in income - Other income, net[1]	**(5)**	45	1
Total	**$ (3)**	$ 45	$ —

[1] Includes foreign currency forward contracts.

Fair Value Amount and Location of Derivative Instruments

The following table summarizes the location and fair value of derivative instruments on our *Consolidated Balance Sheets*:

	Derivatives Designated as Hedging Instruments		Derivatives Not Designated as Hedging Instruments	
	December 31,		December 31,	
In millions	2022	2021	2022	2021
Notional amount	**$ 3,051**	$ 2,558	**$ 2,900**	$ 1,888
Derivative assets				
Prepaid expenses and other current assets	**$ 18**	$ 15	**$ 27**	$ 4
Other assets	**80**	—	**—**	—
Total derivative assets[(1)]	**$ 98**	$ 15	**$ 27**	$ 4
Derivative liabilities				
Other accrued expenses	**$ 19**	$ 11	**$ 3**	$ 4
Other liabilities	**151**	19	**—**	—
Total derivative liabilities[(1)]	**$ 170**	$ 30	**$ 3**	$ 4

(1) Estimates of the fair value of all derivative assets and liabilities above are derived from Level 2 inputs, which are estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 input measures and there were no transfers into or out of Level 2 or 3 during 2022 or 2021.

We elected to present our derivative contracts on a gross basis in our *Consolidated Balance Sheets*. Had we chosen to present on a net basis, we would have derivatives in a net asset position of $52 million and derivatives in a net liability position of $100 million.

NOTE 23. RUSSIAN OPERATIONS

On March 17, 2022, the Board indefinitely suspended our operations in Russia due to the ongoing conflict in Ukraine. At the time of suspension, our Russian operations included a wholly-owned distributor in Russia, an Unconsolidated JV with KAMAZ (a Russian truck manufacturer) and direct sales into Russia from our other business segments. As a result of the suspension of operations, we evaluated the recoverability of assets in Russia and assessed other potential liabilities. We experienced and expect to continue to experience an inability to collect customer receivables and may be the subject of litigation as a consequence of our suspension of commercial operations in Russia. We recorded a charge of $111 million during 2022 related to these actions. As of December 31, 2022, we had no inventory and approximately $14 million of receivables in Russia, all of which are fully reserved. In addition, we have cash balances of $66 million, some of which will be used to fund ongoing employee, tax and contract settlement obligations. The following summarizes the costs associated with the suspension of our Russian operations in our *Consolidated Statements of Net Income:*

In millions	Year ended December 31, 2022	Statement of Net Income Location
Inventory write-downs	**$ 17**	Cost of sales
Accounts receivable reserves	**41**	Other operating expense, net
Impairment and other joint venture costs	**31**	Equity, royalty and interest income from investees
Other	**22**	Other operating expense, net
Russian suspension costs, net of recoveries	**$ 111**	

We will continue to evaluate the situation as conditions evolve and may take additional actions as deemed necessary in future periods.

NOTE 24. OPERATING SEGMENTS

Operating segments under GAAP are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Our reportable operating segments consist of Engine, Components, Distribution, Power Systems and New Power. This reporting structure is organized according to the products and markets each segment serves. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Components segment sells filtration products, aftertreatment systems, turbochargers, electronics, fuel systems, automated transmissions, axles, drivelines, brakes and suspension systems. The Distribution segment includes wholly-owned and partially-owned distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products and maintaining relationships with various OEMs throughout the world. The Power Systems segment is an integrated power provider, which designs, manufactures and sells engines (16 liters and larger) for industrial applications (including mining, oil and gas, marine and rail), standby and prime power generator sets, alternators and other power components. The New Power segment designs, manufactures, sells and supports hydrogen production solutions as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The New Power segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification and alternative power technologies, meeting the needs of our OEM partners and end customers.

We use segment earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA) as the primary basis for the CODM to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Segment amounts exclude certain expenses not specifically identifiable to segments.

The accounting policies of our operating segments are the same as those applied in our *Consolidated Financial Statements*. We prepared the financial results of our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We allocate certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as information technology, human resources, legal, finance and supply chain management. We do not allocate gains or losses of corporate owned life insurance and certain filtration separation costs to individual segments. EBITDA may not be consistent with measures used by other companies.

Summarized financial information regarding our reportable operating segments at December 31, is shown in the table below:

In millions	Engine	Components	Distribution	Power Systems	New Power	Total Segments
2022						
External sales	**$ 8,199**	**$ 7,847**	**$ 8,901**	**$ 2,951**	**$ 176**	**$ 28,074**
Intersegment sales	**2,746**	**1,889**	**28**	**2,082**	**22**	**6,767**
Total sales	**10,945**	**9,736**	**8,929**	**5,033**	**198**	**34,841**
Research, development and engineering expenses	**506**	**309**	**52**	**240**	**171**	**1,278**
Equity, royalty and interest income (loss) from investees	**166** (1)	**71**	**77**	**43**	**(8)**	**349**
Interest income	**14**	**12**	**16**	**7**	**—**	**49**
Russian suspension costs (2)	**33** (3)	**5**	**54**	**19**	**—**	**111**
Segment EBITDA	**1,541**	**1,346** (4)	**888**	**596**	**(340)**	**4,031**
Depreciation and amortization (5)	**205**	**304**	**114**	**120**	**38**	**781**
Net assets	**1,451**	**7,306**	**2,698**	**2,382**	**1,158**	**14,995**
Investments and advances to equity investees	**590**	**617**	**352**	**138**	**60**	**1,757**
Capital expenditures	**368**	**264**	**114**	**96**	**74**	**916**
2021						
External sales	$ 7,589	$ 5,932	$ 7,742	$ 2,650	$ 108	$ 24,021
Intersegment sales	2,365	1,733	30	1,765	8	5,901
Total sales	9,954	7,665	7,772	4,415	116	29,922
Research, development and engineering expenses	399	307	48	234	102	1,090
Equity, royalty and interest income (loss) from investees	340	50	63	56	(3)	506
Interest income	8	5	7	5	—	25
Segment EBITDA	1,411	1,180	731	496	(223)	3,595
Depreciation and amortization (5)	205	183	116	131	24	659
Net assets	1,554	2,938	2,294	2,251	602	9,639
Investments and advances to equity investees	742	254	329	164	49	1,538
Capital expenditures	341	184	92	80	37	734
2020						
External sales	$ 5,925	$ 4,650	$ 7,110	$ 2,055	$ 71	$ 19,811
Intersegment sales	2,097	1,374	26	1,576	1	5,074
Total sales	8,022	6,024	7,136	3,631	72	24,885
Research, development and engineering expenses	290	264	31	212	109	906
Equity, royalty and interest income (loss) from investees	312	61	62	21	(4)	452
Interest income	9	4	4	4	—	21
Segment EBITDA	1,235	961	665	343	(172)	3,032
Depreciation and amortization (5)	208	192	122	130	18	670
Capital expenditures	202	140	89	79	18	528

(1) Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the suspension of our Russian operations. See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(2) See NOTE 23, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

(3) Includes $31 million of Russian suspension costs reflected in the equity, royalty and interest income (loss) from investees line above.

(4) Includes $83 million of costs related to the acquisition and integration of Meritor and $28 million of costs associated with the planned separation of our filtration business.

(5) Depreciation and amortization, as shown on a segment basis, excludes the amortization of debt discount and deferred costs included in the *Consolidated Statements of Net Income* as interest expense. The amortization of debt discount and deferred costs were $3 million, $3 million and $3 million for the years ended 2022, 2021 and 2020, respectively. A portion of depreciation expense is included in research, development and engineering expense.

A reconciliation of our segment information to the corresponding amounts in the *Consolidated Statements of Net Income* is shown in the table below:

In millions	Years ended December 31, 2022	2021	2020
TOTAL SEGMENT EBITDA	**$ 4,031**	$ 3,595	$ 3,032
Intersegment eliminations and other	**(232)** [1]	(74)	76
Less:			
Interest expense	**199**	111	100
Depreciation and amortization	**781**	659	670
INCOME BEFORE INCOME TAXES	**2,819**	2,751	2,338
Less: Income tax expense	**636**	587	527
CONSOLIDATED NET INCOME	**2,183**	2,164	1,811
Less: Net income attributable to noncontrolling interests	**32**	33	22
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	**$ 2,151**	$ 2,131	$ 1,789

[1] Intersegment eliminations and other included $53 million of costs associated with the planned separation of our filtration business.

A reconciliation of our segment net assets to the corresponding amounts in the *Consolidated Balance Sheets* is shown in the table below:

In millions	December 31, 2022	2021
Net assets for operating segments	**$ 14,995**	$ 9,639
Cash, cash equivalents and marketable securities	**2,573**	3,187
Net liabilities deducted in arriving at net segment assets [1]	**11,270**	9,486
Pension and OPEB adjustments excluded from net segment assets	**832**	966
Deferred tax assets not allocated to segments	**625**	428
Deferred debt costs not allocated to segments	**4**	4
Total assets	**$ 30,299**	$ 23,710

[1] Liabilities deducted in arriving at net segment assets include certain accounts payable, accrued expenses, long-term liabilities and other items.

See NOTE 3, "REVENUE FROM CONTRACTS WITH CUSTOMERS," for segment net sales by geographic area.

Long-lived assets include property, plant and equipment, net of depreciation, investments and advances to equity investees and other assets, excluding deferred tax assets, refundable taxes and deferred debt expenses. Long-lived segment assets by geographic area were as follows:

In millions	December 31, 2022	2021
United States	**$ 4,714**	$ 3,978
China	**1,052**	1,136
India	**665**	573
United Kingdom	**431**	384
Mexico	**429**	195
Netherlands	**334**	314
Brazil	**256**	76
Canada	**168**	163
Other international countries	**731**	478
Total long-lived assets	**$ 8,780**	$ 7,297

Our largest customer is PACCAR Inc. Worldwide sales to this customer were approximately $4.5 billion, $3.6 billion and $2.9 billion for the years ended December 31, 2022, 2021 and 2020, representing 16 percent, 15 percent and 15 percent, respectively, of our consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Our evaluation did not include an assessment of disclosure controls and procedures that are subsumed by and did not include an assessment of internal control over financial reporting as it relates to Meritor, Inc. (Meritor), which was acquired on August 3, 2022. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Except as described below, there has been no change in our internal control over financial reporting during the quarter ended December 31, 2022, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On August 3, 2022, we completed the acquisition of Meritor. As part of our ongoing integration of the Meritor business, we are continuing to incorporate our controls and procedures into Meritor and to augment our company-wide controls to reflect the risks inherent in an acquisition of this type. As permitted by the SEC staff guidance for newly acquired businesses, our report on our internal control over financial reporting for the year ending December 31, 2022, includes a scope exception that excludes the acquired Meritor business in order for management to have sufficient time to evaluate and implement our internal control structure over the operations of the Meritor business.

Management's Report on Internal Control Over Financial Reporting

The information required by Item 9A relating to Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm is incorporated herein by reference to the information set forth under the captions "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, under Item 8.

ITEM 9B. Other Information

On February 13, 2023, the Talent Management and Compensation Committee (TMCC) of the Company's Board of Directors adopted a Deposit Share Program (Program) under which designated participants, including certain of the Company’s named executive officers, will be eligible to receive matching grants of restricted stock units if they commit newly acquired shares of the Company’s common stock within a designated range to the Program and agree to hold those newly acquired shares for five years. The number of newly acquired shares in the designated range will be based on percentages of the participants’ base salaries approved by the TMCC, divided by the average closing price per share of the Company’s common stock over a 20 trading day period. The shares may be acquired in open market purchases or under certain equity compensation awards.

The matching grants of restricted stock units will cliff vest on the fifth anniversary of the participation deadline if the participant has remained continuously employed and has satisfied the holding requirement for the newly acquired shares.

The purposes of the Program include encouraging long-term retention and continuity and alignment of interests with the Company’s shareholders. The named executive officers who are eligible to participate in the Program include Jennifer W. Rumsey, President and Chief Executive Officer, Mark Smith, Vice President and Chief Financial Officer, and Srikanth Padmanabhan, Vice President and President – Engine Business, with designated ranges for newly acquired shares and matching restricted stock units of 100 percent-200 percent, 65 percent-150 percent and 65 percent-150 percent, respectively, of base salary.

The preceding description is a summary only and is qualified in its entirety by the Program, which is filed as Exhibit 10(y) to this Annual Report on Form 10-K and incorporated herein by reference.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Election of Directors" in our 2023 Proxy Statement, which will be filed within 120 days after the end of 2022. Information regarding our executive officers may be found in Part 1 of this annual report under the caption "Information About Our Executive Officers." Except as otherwise specifically incorporated by reference, our Proxy Statement is not deemed to be filed as part of this annual report.

ITEM 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information under the caption "Executive Compensation" in our 2023 Proxy Statement, which will be filed within 120 days after the end of 2022.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning our equity compensation plans at December 31, 2022, was as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)]	Weighted-average exercise price of outstanding options, warrants and rights[(2)]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,867,675	$ 145.57	4,539,907

[(1)] The number is comprised of 2,145,963 stock options, 485,299 performance shares and 236,413 restricted shares. See Note 20, "STOCK INCENTIVE AND STOCK OPTION PLANS," to the *Consolidated Financial Statements* for a description of how options and shares are awarded.

[(2)] The weighted-average exercise price relates only to the 2,145,963 stock options. Performance and restricted shares do not have an exercise price and, therefore, are not included in this calculation.

We have no equity compensation plans not approved by security holders.

The remaining information required by Item 12 is incorporated by reference to the relevant information under the caption "Stock Ownership of Directors, Management and Others" in our 2023 Proxy Statement, which will be filed within 120 days after the end of 2022.

ITEM 13. Certain Relationships, Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Other Information-Related Party Transactions" in our 2023 Proxy Statement, which will be filed within 120 days after the end of 2022.

ITEM 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information under the caption "Ratification of Independent Public Accountants" in our 2023 Proxy Statement, which will be filed within 120 days after the end of 2022.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) The following *Consolidated Financial Statements* and schedules filed as part of this report can be found in Item 8 "Financial Statements and Supplementary Data":

- **Management's Report to Shareholders**
- **Report of Independent Registered Public Accounting Firm**
- ***Consolidated Statements of Net Income* for the years ended December 31, 2022, 2021 and 2020**
- ***Consolidated Statements of Comprehensive Income* for the years ended December 31, 2022, 2021 and 2020**
- ***Consolidated Balance Sheets* at December 31, 2022 and 2021**
- ***Consolidated Statements of Cash Flows* for the years ended December 31, 2022, 2021 and 2020**
- ***Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity* for the years ended December 31, 2022, 2021 and 2020**
- ***Notes to the Consolidated Financial Statements***

(b) Financial Statement Schedules

Separate financial statement schedules were omitted because such information was inapplicable or was included in the financial statements or notes described above.

(c) The exhibits listed in the following Exhibit Index are filed as part of this Annual Report on Form 10-K.

CUMMINS INC.

Exhibit No.	Description of Exhibit
2 (a)	Agreement and Plan of Merger, dated February 21, 2022, by and among Meritor, Inc., Cummins Inc. and Rose NewCo Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2022 (File No. 001-04949)).
3 (a)	Restated Articles of Incorporation, as amended and restated, effective as of May 8, 2018 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2018 (File No. 001-04949)).
3 (b)	By-Laws, as amended and restated, effective as of February 12, 2019 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 13, 2019 (File No. 001-04949)).
4 (a)	Indenture, dated as of September 16, 2013, by and between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 16, 2013 (Registration Statement No. 333-191189)).
4 (b)	First Supplemental Indenture, dated as of September 24, 2013, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of the Current Report on 8-K, filed by Cummins Inc. with the Securities and Exchange Commission on September 24, 2013 (File No. 001-04949)).
4 (c)	Second Supplemental Indenture, dated as of September 24, 2013, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of the Current Report on 8-K, filed by Cummins Inc. with the Securities and Exchange Commission on September 24, 2013 (File No. 001-04949)).
4 (d)	Third Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)).
4 (e)	Fourth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)).
4 (f)	Fifth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)).
4 (g)	Description of Capital Stock (incorporated by reference to Exhibit 4(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-04949)).
10 (a)#	2003 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10(a) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (b)#	Target Bonus Plan (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (c)#	Amendment to the Cummins Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10(c) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-04949)).
10 (d)#	Deferred Compensation Plan, as amended and restated February 15, 2021 (incorporated by reference to Exhibit 10(a) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2021 (File No. 001-04949)).
10 (e)#	Supplemental Life Insurance and Deferred Income Plan, as amended and restated effective as of December 10, 2018 (incorporated by reference to Exhibit 10(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-04949)).
10 (f)#	Deferred Compensation Plan for Non-Employee Directors, as amended and restated February 15, 2021 (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2021 (File No. 001-04949)).
10 (g)#	Excess Benefit Retirement Plan, as amended (incorporated by reference to Exhibit 10(g) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2014 (File No. 001-04949)).
10 (h)#	Cummins Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10(i) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-04949)).
10 (i)#	Longer Term Performance Plan (incorporated by reference to Exhibit 10(i) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (j)#	2006 Executive Retention Plan, as amended (incorporated by reference to Exhibit 10(j) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-04949)).
10 (k)#	Senior Executive Target Bonus Plan (incorporated by reference to Exhibit 10(k) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (l)#	Senior Executive Longer Term Performance Plan (incorporated by reference to Exhibit 10(l) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)).
10 (m)#	Form of Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10(m) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009) (File No. 001-04949).
10 (n)#	Form of Long-Term Grant Notice under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 29, 2020 (File No. 001-04949)).

10 (o)#	2012 Omnibus Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 1, 2018 (File No. 001-04949)).
10 (p)#	Form of Stock Option Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(q) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04949)).
10 (q)#	Key Employee Stock Investment Plan (incorporated by reference to Exhibit 10(r) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04949)).
10 (r)	Fourth Amended and Restated 364-Day Credit Agreement, dated as of August 17, 2022, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 19, 2022 (File No. 001-04949)).
10 (s)	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of August 17, 2022, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 19, 2022 (File No.001-04949)).
10 (t)#	Amendment No. 1 to Supplemental Life Insurance and Deferred Income Plan, effective as of July 14, 2020 (incorporated by reference to Exhibit 10.1 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 27, 2020 (File No. 001-04949)).
10 (u)	Loan Agreement, dated as of July 13, 2022, by and among Cummins Inc., the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent.(incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on July 19, 2022 (File No. 001-04949)).
10 (v)	Incremental 364-Day Credit Agreement, dated as of August 17, 2022, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 19, 2022 (File No. 001-04949)).
10 (w)	Credit Agreement, dated as of September 30, 2022, among FILT Red, Inc., Cummins Filtration Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on September 30, 2022 (File No.001-04949)).
10 (x)	Guaranty, dated as of September 30, 2022, by Cummins Inc. in favor of Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on September 30, 2022 (File No.001-04949)).
10 (y)#	Deposit Share Program, dated as of February 13, 2023 (filed herewith).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of PricewaterhouseCoopers LLP (filed herewith).
24	Powers of Attorney (filed herewith).
31 (a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31 (b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
101 .INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101 .SCH*	Inline XBRL Taxonomy Extension Schema Document.
101 .CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101 .DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101 .LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101 .PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

A management contract or compensatory plan or arrangement.

* Filed with this annual report on Form 10-K are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Net Income for the years ended December 31, 2022, 2021 and 2020, (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020, (iii) the Consolidated Balance Sheets for the years ended December 31, 2022 and 2021, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, (v) the Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity for the years ended December 31, 2022, 2021 and 2020 and (vi) Notes to the Consolidated Financial Statements.

ITEM 16. Form 10-K Summary (optional)

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMMINS INC.

By: /s/ MARK A. SMITH	By: /s/ LUTHER E. PETERS
Mark A. Smith *Vice President and Chief Financial Officer* *(Principal Financial Officer)*	Luther E. Peters *Vice President—Corporate Controller* *(Principal Accounting Officer)*

Date: February 14, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JENNIFER RUMSEY Jennifer Rumsey	President and Chief Executive Officer (Principal Executive Officer)	February 14, 2023
/s/ MARK A. SMITH Mark A. Smith	Vice President and Chief Financial Officer (Principal Financial Officer)	February 14, 2023
/s/ LUTHER E. PETERS Luther E. Peters	Vice President—Corporate Controller (Principal Accounting Officer)	February 14, 2023
* N. Thomas Linebarger	Chairman of the Board and Executive Chairman	February 14, 2023
* Gary L. Belske	Director	February 14, 2023
* Robert J. Bernhard	Director	February 14, 2023
* Bruno V. Di Leo Allen	Director	February 14, 2023
* Stephen B. Dobbs	Director	February 14, 2023
* Carla A. Harris	Director	February 14, 2023
* Robert K. Herdman	Director	February 14, 2023
* Thomas J. Lynch	Director	February 14, 2023
* William I. Miller	Director	February 14, 2023
* Georgia R. Nelson	Director	February 14, 2023
* Kimberly A. Nelson	Director	February 14, 2023
* Karen H. Quintos	Director	February 14, 2023

*By: /s/ MARK A. SMITH

Mark A. Smith

Attorney-in-fact

SHAREHOLDER INFORMATION

SHAREHOLDER CONTACTS AND SERVICES

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Broadridge Corporate Issuer Solutions is the company's stock transfer agent and registrar. Broadridge Corporate Issuer Solutions maintains the company's shareholder records, disburses dividend checks and administers the company's Dividend Reinvestment Program.

General correspondence, address change, name change, notification of lost securities, transfers, inquiries about transfer requirements and correspondence relating to the Dividend Reinvestment Program should be directed to Broadridge Corporate Issuer Solutions.

BY MAIL

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717-0718

BY HAND OR OVERNIGHT

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
1155 Long Island Avenue
Edgewood, NY 11717-8309
ATTN: BCIS IWS

BY PHONE

1-844-973-0592

BY EMAIL

Contact Broadridge Corporate Issuer Solutions through a secure website: www.shareholder.broadridge.com/cmi.

DIVIDENDS

Common stock dividends are payable quarterly upon authorization by the Board of Directors.

DIVIDEND REINVESTMENT

As an added service to shareholders, Cummins has a Dividend Reinvestment Plan administered by Broadridge Corporate Issuer Solutions. This plan gives shareholders of record the option of having their cash dividends and optional cash payments applied toward the purchase of additional shares. Shareholders desiring information about this plan may contact Broadridge Corporate Issuer Solutions (see above), or request information from Cummins through our website, www.cummins.com.

DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends is offered to our shareholders, at no charge, and provides secure and timely access to funds. For further information, please call 1-844-973-0592.

DIRECT REGISTRATION

To provide our shareholders with a more convenient, secure and cost-effective means of share ownership, early in 2006 Cummins made arrangements to permit direct registration issuance and holding of its common stock by the company's registrar in "book entry" form. Shareholders are able to convert stock certificates to direct registration at any time. Future transfer or issuance of shares will be issued in direct registration form, unless the shareholder requests a stock certificate. For further information, please call 1-844-973-0592.

ADDITIONAL INFORMATION

The common stock of Cummins is traded on the New York Stock Exchange under the symbol CMI.

ANNUAL MEETING

The 2023 Annual Meeting of Shareholders will be held at 11 a.m. (EDT) on Tuesday, May 9, 2023, virtually, at www.virtualshareholdermeeting.com/CMI2023.

Shareholders wishing to vote their shares should refer to the instructions found on the notice and access letter or proxy card they received.

FINANCIAL INFORMATION

Through the Cummins website, www.cummins.com, shareholders may access webcasts of company events including management presentations, quarterly earnings teleconferences and the Annual Meeting. Shareholders may also access SEC filings, press releases, stock quotes and other information, as well as request printed copies of reports and email alerts of company events.

ANALYST AND INVESTOR CONTACTS

Analysts and investors seeking information about Cummins should contact:

Chris Clulow
Vice President of Investor Relations
Cummins Inc.
301 E. Market Street (Mail Code 31742)
Indianapolis, IN 46204
Phone: 812-377-3121
investor.relations@cummins.com

QUARTERLY EARNINGS REPORTING

For 2023, Cummins' quarterly earnings will be announced on May 2, August 3, November 2 and early February 2024.

Cummins Inc.
Box 3005
Columbus, IN 47202-3005
U.S.A.

cummins.com

Bulletin 6457977 Produced in U.S.A. 3/23